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Conexant Systems, Inc.


CONEXANT

Notice of Annual Meeting, Proxy Statement and 2009 Annual Report on Form 10-K

Corporate Overview



Conexant develops innovative semiconductor solutions for imaging, audio, embedded-modem, and video applications, which are all areas where the company has established leadership positions. Conexant is a fabless company headquartered in Newport Beach, Calif., and has key design centers in the U.S., China, and India, and sales offices worldwide.

D. SCOTT MERCER
CHAIRMAN AND CHIEF EXECUTIVE OFFICER



To Our Shareholders:

Conexant today is a company transformed. We are now a smaller, leaner, and more profitable enterprise focused on delivering operational excellence and innovative semiconductor solutions for imaging, audio, embedded-modem, and video surveillance applications. In each of these areas, we're committed to building on the leading positions we've established.

During fiscal 2009 we made outstanding progress across multiple fronts. In the face of extraordinarily challenging economic conditions, we improved our financial performance, strengthened our capital structure, and introduced a full slate of compelling new products.

With the sale of our Broadband Access business in the fourth fiscal quarter, we completed our restructuring strategy. Two years ago we halted investments in new products for wireless networking. Last year, we sold our Broadband Media Processing business to NXP Semiconductor and acquired the "SigmaTel" multifunction printer business from Freescale Semiconductor. By exiting wireless networking, divesting our set-top box and DSL businesses, and executing targeted acquisitions, we dramatically improved our financial performance and increased focus on our chosen markets.

Throughout fiscal 2009, we met or exceeded our quarterly guidance on every major financial metric, which is a testament to the strength and commitment of our team. We also dramatically improved our financial model, as evidenced by our results for the fourth fiscal quarter. Revenues were $56.2 million, core gross margin was 60.2 percent of revenues, and core operating expenses were $25 million, resulting in core operating income of $8.8 million, or 15.6 percent of revenues.

We expect core gross margin to continue to be approximately 60 percent, and our cost structure is now aligned with current and expected revenues, which means the majority of every dollar of increased revenue we deliver moving forward will fall to the bottom line.

We also strengthened our capital structure during the year. Using proceeds from the Broadband Access divestiture and cash on the balance sheet, we retired $80 million of our senior secured notes due in November 2010. After the close of the fiscal year, we retired the remaining portion of the senior secured notes.

At the end of the fourth fiscal quarter, we reintroduced our company to Wall Street in a series of investor meetings and successfully accessed the capital markets by executing a public offering of new shares, raising a net amount of $21.2 million.

We are now focused on retiring, refinancing, or restructuring our convertible notes, which are "puttable" in March 2011. In the past few months, we have been responding to requests by note holders to exchange new shares of common stock for convertible notes, which improves our balance sheet without negatively affecting our enterprise value. Satisfying our convertible debt remains one of our highest company priorities, and it's likely that the eventual resolution will be the result of a multi-pronged approach. We will keep you informed as we make progress in this area.

FISCAL 2009 PRODUCT AND BUSINESS HIGHLIGHTS

During fiscal 2009, we focused on introducing new products designed to expand our leadership positions in semiconductor solutions for imaging, audio, embedded-modem, and video surveillance applications. We also applied our core competencies in analog and mixed-signal design and firmware and software development to capitalize on growth opportunities in adjacent markets, primarily in imaging and audio, where we have concentrated the majority of our product-development efforts and investments.

In imaging, we provide highly integrated multifunction printer system-on-chip (SoC) solutions for inkjet, laser, and photo printers, SoCs and component solutions for fax applications, and high-performance system solutions for "connected" digital photo frames and interactive display appliances.

The multifunction printer market is currently comprised of merchant and captive components. In the merchant space, which accounts for approximately 25 percent of the market and is open to independent silicon providers, we have been steadily gaining market share. The captive segment, which accounts for approximately 75 percent of the market, is made up of large printer manufacturers that have traditionally designed silicon in-house. Increasingly, these companies are outsourcing designs, a trend that provides merchant suppliers such as Conexant with significant opportunities moving forward. Our teams are committed to capturing share in this emerging segment.

On the imaging product front, we introduced a new SoC

controller with leading-edge print speeds and image quality for advanced color and monochrome laser and inkjet multifunction printers. We also launched a cost-optimized version of this solution for lower-end applications. Customers worldwide have chosen these solutions for next-generation platforms. In fax, we continued to win new platforms with our datapump and SoC solutions.

As part of our strategy to expand into adjacent growth sectors, we applied our expertise in imaging technologies to enter the market for connected frames and interactive display appliances. These products feature Internet connectivity and touch-screen functionality, and are used in a broad range of video, audio, telephony, and digital-signage applications. We delivered a highly integrated family of solutions for these applications and won key designs with worldwide consumer electronics manufacturers. To further broaden our market opportunity in this area, we partnered with various software providers to enable value-added features such as Web browsing and streaming data on the connected platform.

In audio, we are focused on delivering products for the growing number of applications that combine embedded audio and voice, areas where we have developed unique capabilities over the years. We offer a suite of high-definition (HD) products for the PC market, HD audio codecs, and speakers-on-a-chip solutions for a wide range of audio- and voice-enabled products that include personal computers, PC peripheral sound systems, audio subsystems, speakers, notebook docking stations, voice-over-IP speakerphones, intercoms, and door phones.

Shortly after the close of the fiscal year, we introduced a next-generation family of speakers-on-a-chip solutions that feature several proprietary technical innovations that significantly improve audio and voice quality. These highly integrated solutions allowed us to expand our reach into growing segments including multimedia IP phone peripherals, personal navigation devices, portable media players, and mobile Internet devices. In PC audio, our cost-effective solutions are now incorporated in notebook, desktop, and all-in-one computers from essentially all of the world's major PC manufacturers.

In embedded modems, we offer hardware and software solutions based on all major industry standards. During the fiscal year, we further solidified our leading market position by gaining share in back-channel satellite set-top box and point-of-sale terminals, which represent our largest market opportunities in this segment. We also began developing embedded solutions targeted at growth opportunities in home automation and security systems, and various industrial applications. We continue to be the world's leading supplier of PC modems, which now account for less than 10 percent of total company revenues.

In video, our solutions include advanced decoders and media bridges for video surveillance products with digital video recording capabilities. During the fiscal year, we secured key design wins with a major manufacturer in the U.S. for a new global commercial security system, and platforms with the top three video surveillance system manufacturers in China. We also began pursuing opportunities for our video solutions in residential home alarm systems with video verification capabilities. In addition, we continue to offer legacy video solutions for applications that include PCTV.

OUR PROSPECTS FOR FISCAL 2010

In our business, customer design wins typically ramp to volume production nine to 20 months after initial engagements, which means we have already won the majority of the designs that will comprise our business for fiscal 2010. While we've seen some welcome signs of improvement in the worldwide economic outlook, conditions remain uncertain, and we'll have to see how the year unfolds. In large measure, our performance in fiscal 2010 will be determined by global consumer behavior and how well our customers' products sell through in end markets.

Our team remains committed to focusing on the things we can control. We plan to continue working to improve our financial performance, strengthen our capital structure, and deliver new products to market on schedule. With a proven team, an outstanding portfolio of intellectual property, and a customer list that includes worldwide leaders, I am confident we will build on our record of success, and I'm enthusiastic about our prospects for the current fiscal year.

Thanks for your continuing interest and support.



D. Scott Mercer
Chairman and Chief Executive Officer
Conexant Systems, Inc.


CONEXANT

January 8, 2010

Dear Stockholder:

We look forward to your attendance via the Internet at the 2010 Annual Meeting of Stockholders (Annual Meeting). We will hold the meeting at 8:30 a.m. Pacific Time on Thursday, February 18, 2010.

One of the steps we have taken this year to reduce operating expenses is to hold a virtual Annual Meeting via the Internet rather than at a company or rented facility. We are offering a live webcast of the Annual Meeting for our Stockholders at *https://virtualshareholdermeeting.com/CNXT* where you will be able to vote electronically and submit questions during the meeting.

We also are pleased to be furnishing proxy materials to Stockholders primarily over the Internet. We believe that this process expedites Stockholders' receipt of proxy materials, significantly lowers the costs of our Annual Meeting, and conserves natural resources. On January 8, 2010, we mailed our Stockholders a notice containing instructions on how to access our Proxy Statement and 2009 Annual Report and vote online. The notice also included instructions on how you can receive a paper copy of your Annual Meeting materials, including our 2009 Annual Report, the notice of Annual Meeting, our Proxy Statement, and a proxy or voting instruction card. If you received your Annual Meeting materials by mail, the 2009 Annual Report, notice of Annual Meeting, Proxy Statement, and proxy card from our Board of Directors were enclosed. If you received your Annual Meeting materials via e-mail, the e-mail contained voting instructions and links to the 2009 Annual Report and the Proxy Statement on the Internet, both of which are available at *http://ir.conexant.com/annuals.cfm*.

At this year's Annual Meeting, the agenda includes the following items:

Agenda Item	Board Recommendation
1. Election of Three Directors	FOR
2. Approval of Amendment of Certificate of Incorporation to increase the number of authorized shares of common stock from 100,000,000 shares to 200,000,000 shares	FOR
3. Approval of the 2010 Stock Plan	FOR
4. Ratification of the appointment of Deloitte & Touche LLP as our independent registered public accountants	FOR

Please refer to the Proxy Statement for detailed information on each of the proposals and the Annual Meeting.

Your vote is important, and we strongly urge you to cast your vote.

Sincerely yours,

D. Scott Mercer
Chairman of the Board and
Chief Executive Officer

CONEXANT SYSTEMS, INC.
4000 MacArthur Boulevard
Newport Beach, California 92660

NOTICE OF 2010 ANNUAL MEETING OF STOCKHOLDERS

TIME AND DATE	8:30 a.m. Pacific Time on Thursday, February 18, 2010
PLACE	By Internet Only
INTERNET	Attend the Annual Meeting online, including submitting questions, at *https://virtualshareholdermeeting.com/CNXT*
AGENDA	1. Election of Three Directors 2. Amend Certificate of Incorporation to increase authorized common shares to 200,000,000 3. Approve the 2010 Stock Plan 4. Ratify the appointment of Deloitte & Touche LLP as our independent registered public accountants 5. Transact other business that may properly come before the Annual Meeting (including adjournments and postponements)
RECORD DATE	December 23, 2009
MEETING ADMISSION	You are entitled to attend and vote at the Annual Meeting only if you were a Conexant stockholder as of the close of business on December 23, 2009 or hold a valid proxy for the Annual Meeting. Attendance will be via the live webcast available at *https://virtualshareholdermeeting.com/CNXT.*
ADMISSION VOTING	Please vote as soon as possible to record your vote promptly, even if you plan to attend the Annual Meeting via the Internet. You have three options for submitting your vote before the Annual Meeting: • Internet • Phone • Mail

BY ORDER OF THE BOARD OF DIRECTORS



Mark Peterson
Senior Vice President, Chief Legal Officer and Secretary

January 8, 2010

INTERNET AVAILABILITY OF PROXY MATERIALS

We are furnishing proxy materials to our stockholders primarily via the Internet. On January 8, 2010, we mailed to our stockholders a Notice of Internet Availability containing instructions on how to access our proxy materials, including our Proxy Statement and our 2009 Annual Report. The Notice of Internet Availability also instructs you on how to access your proxy card to be able to vote through the Internet or by telephone. Other stockholders, in accordance with their prior requests, have received e-mail notification of how to access our proxy materials and vote via the Internet, or have been mailed paper copies of our proxy materials and a proxy card or voting form.

Internet distribution of our proxy materials is designed to expedite receipt by stockholders, lower the cost of the annual meeting, and conserve natural resources. However, if you would prefer to receive printed proxy materials, please follow the instructions included in the Notice of Internet Availability. If you have previously elected to receive our proxy materials electronically, you will continue to receive these materials via e-mail unless you elect otherwise.

ATTENDING THE ANNUAL MEETING

Attending and participating via the Internet

- *https://virtualshareholdermeeting.com/CNXT*
- Webcast starts at 8:30 a.m. Pacific Time on February 18, 2010
- Stockholders may vote and submit questions while attending the meeting on the Internet
- Instructions on how to attend and participate via the Internet, including how to demonstrate proof of stock ownership, are posted at *https://virtualshareholdermeeting.com/CNXT*
- Questions regarding how to attend and participate via the Internet will be answered by calling 1-877-257-9950 on the day before the Annual Meeting and the day of the Annual Meeting

Anyone can view the Annual Meeting live via the Internet at *https://virtualshareholdermeeting.com/CNXT*.

Webcast replay available until March 18, 2010.

QUESTIONS

For questions regarding	**Contact**
Annual meeting	Conexant Investor Relations: 949-483-4600
Stock ownership	BNY Mellon Stockholder Services In the U.S. and Canada: 800-370-1163 Outside the U.S.: 201-680-6578
Voting	Morrow & Co. 800-607-0088

Conexant Systems, Inc.

4000 MacArthur Boulevard
Newport Beach, California 92660

Proxy Statement

Our Board of Directors solicits your proxy for the 2010 Annual Meeting of Stockholders (Annual Meeting) and any postponement or adjournment of the meeting for the purposes set forth in the "Notice of Annual Meeting of Stockholders." The 2010 Annual Meeting will be held at 8:30 a.m. Pacific Time on Thursday, February 18, 2010 via the Internet at *https://virtualshareholdermeeting.com/CNXT.* We made this Proxy Statement available to stockholders beginning on January 8, 2010.

Record Date	December 23, 2009
Quorum	Majority of shares outstanding on the record date must be present in person or by proxy at the Annual Meeting
Shares Outstanding	65,029,932 shares of common stock were outstanding as of December 23, 2009
Voting by Proxy	Internet, phone, or mail
Voting at the Meeting	Stockholders can vote via the Internet during the meeting. Stockholders attending via the Internet will need to follow the instructions at *https://virtualshareholdermeeting.com/CNXT* in order to vote or submit questions at the meeting. Voting via the Internet by a stockholder will revoke and replace any previous votes submitted.
Changing Your Vote	Stockholders of record may revoke their proxy at any time before the polls close by submitting a later-dated vote electronically at the Annual Meeting, via the Internet, by telephone, by mail, or by delivering instructions to our Corporate Secretary before the Annual Meeting. If you hold shares through a bank or brokerage firm, you may revoke any prior voting instructions by contacting that firm.
Votes Required to Adopt Proposals	Each share of our common stock outstanding on the record date is entitled to one vote on each of the 3 director nominees and one vote on each other matter. Director nominees who receive the highest number of votes will be elected. However, if the number of shares voted "for" a director do not exceed the number of shares "withheld" from the nominee, the director will be required to resign in accordance with the policy described below in "Proposal No. 1 — Election of Directors. Approval of the ratification of auditors and of the 2010 Stock Plan requires the affirmative vote of the majority of the shares of common stock present or represented by proxy and entitled to vote on these proposals. Approval of the amendment of the Certificate of Incorporation requires the affirmative vote of a majority of the outstanding shares of common stock entitled to vote at the Annual Meeting.
Effect of Abstentions and Broker Non-Votes	Shares not present at the meeting and shares voting "withheld" have no effect on the election of directors. For each of the other proposals, abstentions have the same effect as a vote "against" the proposal.

If you are a beneficial owner holding your shares in a brokerage account, note that brokers will not have authority to vote your shares in their discretion on any of the proposals at the Annual Meeting, other than the ratification of the appointment of our independent public accountants. Shares held by brokers that do not have discretionary authority to vote on a matter and have not received voting instructions from their clients are referred to as "broker non-votes." Broker non-votes will not be counted in determining the outcome of any of the proposals at the Annual Meeting, but they will have the effect of a vote against the proposal to amend our Certificate of Incorporation to increase the authorized number of shares of our common stock.

Abstentions and broker non-votes will be counted as present for purposes of determining the existence of a quorum.

Voting Instructions

If you complete and submit your proxy or voting instructions, the persons named as proxies will follow your instructions. If you submit proxy or voting instructions but do not direct how to vote on each item, the persons named as proxies will vote as the Board recommends on each proposal. The persons named as proxies will vote on any other matters properly presented at the Annual Meeting in accordance with their best judgment. We have published rules about when to submit agenda items for the Annual Meeting, and we have not received timely notice of any other matters that may be properly presented for voting at the Annual Meeting.

Voting Results

We will announce preliminary results at the Annual Meeting. We will report final results at *http://ir.conexant.com* and in our Form 10-Q for the second quarter of fiscal 2010.

PROPOSAL NO. 1 — ELECTION OF DIRECTORS

The company's Restated Certificate of Incorporation provides that the Board of Directors shall consist of three classes of directors with overlapping three-year terms. One class of directors is to be elected each year with a term extending to the third succeeding Annual Meeting after election. The Restated Certificate of Incorporation provides that the Board shall maintain the three classes to be as nearly equal in number as the then total number of directors permits. At the end of fiscal year 2009, the company had 8 directors. The two directors in Class I, the three directors in Class II and the three directors in Class III are serving terms expiring at the company's Annual Meeting of Stockholders in 2012, 2010 and 2011, respectively. At this year's Annual Meeting, three Class II directors will be elected to serve for a three-year term and until a successor has been duly elected and qualified. Each of the nominees is a current member of the Board and has consented to serve as a director if elected.

In October 2008, our Board of Directors approved an amendment to our Bylaws to adopt a director resignation policy that requires each of the director nominees to tender an irrevocable resignation that will be effective if (a) the director fails to receive a greater number of votes "for" his or her election than votes "withheld" from his or her election at the Annual Meeting and (b) the Board of Directors accepts the resignation, taking into account the recommendation of the Governance and Board Composition Committee as to whether to accept or reject the resignation of such director or whether other action should be taken. The company will publicly disclose the Board of Directors' decision regarding any resignation that is effective under this policy and, if such resignation is rejected, the rationale behind the decision within 90 days following certification of the election results. Each of the director nominees listed below has tendered an irrevocable resignation to the Board of Directors with respect to the Annual Meeting as required by our Bylaws.

Unless marked otherwise, proxies received will be voted **FOR** the election of each of the three nominees specified in "Class II — Nominees for Directors with Terms Expiring in 2013," below, until their successors are elected and qualified. If any of such nominees for the office of director is unwilling or unable to serve as a nominee for the office of director at the time of the Annual Meeting, the proxies may be voted either (1) for a substitute nominee, who shall be designated by the proxy holders or by the present Board of Directors to fill such vacancy, or (2) for the other nominees only, leaving a vacancy. Alternatively, the size of the Board may be reduced so that there is no vacancy. The Board of Directors has no reason to believe that any of the nominees will be unwilling or unable to serve if elected as a director.

The Board of Directors recommends a vote FOR the election of each of the nominees listed below.

Information as to Nominees for Directors and Continuing Directors

Listed below for each director, as reported to Conexant, is the director's name, age and principal occupation for the past five years, his position, if any, with Conexant, and other directorships held.

Class II
Nominees for Director with Term Expiring in 2013

William E. Bendush, age 60 — Mr. Bendush has been a director of Conexant since June 2008. A retired executive and private investor, he served as senior vice president and chief financial officer of Applied Micro Circuits Corporation (semiconductors) from April 1999 to March 2003. He currently serves as a director of Microsemi Corporation.

Balakrishnan S. Iyer, age 53 — Mr. Iyer has been a director of Conexant since 2002. He served as senior vice president and chief financial officer of the company from January 1999 to June 2003. Mr. Iyer currently serves as a director of IHS, Inc., Life Technologies Corporation (previously known as Invitrogen Corporation), Power Integrations, QLogic Corporation and Skyworks Solutions, Inc.

Jerre L. Stead, age 67 — Mr. Stead has been a director of Conexant since 1998. Mr. Stead has been executive chairman and chief executive officer of IHS, Inc. (software) since September 2006 and was chairman of the board of IHS, Inc. from December 2000 to September 2006. He currently serves as a director of Brightpoint, Inc. and Mindspeed Technologies, Inc.

Class I
Continuing for Director with Terms Expiring in 2012

Dwight W. Decker, age 59 — Mr. Decker been a director of Conexant since 1996 and served as its chairman of the board from December 1998 to August 2008, including as non-executive chairman from the end of February 2004 to November 2004 and from July 2007 to August 2008. He was chief executive officer of the company from January 1999 to February 2004 and again from November 2004 to July 2007. Mr. Decker was an employee of Conexant through the end of December 2009. He currently serves as a director of International Rectifier, Inc., Mindspeed Technologies, Inc., and Pacific Mutual Holding company.

F. Craig Farrill, age 57— Mr. Farrill has been a director of Conexant since 1998. Mr. Farrill was director, president and chief executive officer of Kodiak Networks, Inc. (wireless communications) from April 2003 to August 2007 and continues to be a director. He currently serves as a director and a corporate officer of the CDMA Development Group, a digital cellular technology consortium, which he founded in 1993.

Class III
Continuing Directors with Terms Expiring 2011

Matthew E. Massengill, age 48 — Mr. Massengill has been a director of Conexant since June 2008. He served as chairman of the board of Western Digital Corporation (computer storage devices) from November 2001 to March 2007. He was its chief executive officer from January 2000 to October 2005. He currently serves as a director of Western Digital Corporation, MicroSemi Corporation and GT Solar International, Inc.

Steven J. Bilodeau, age 51 — Mr. Bilodeau has been a director of Conexant since February 2004. He was the chairman of the board, chief executive officer, and president of SMSC (also known as Standard Microsystems Corporation) (semiconductors) from February 2000 to October 2008 and acting chief financial officer from May to October 2008. He is currently the non-executive chairman of the board of SMSC and also serves as a director of Cohu, Inc., Gennum Corporation and NuHorizons Electronics Corp.

D. Scott Mercer, age 58 — Mr. Mercer has been a director of Conexant since 2003. In April 2008 he was appointed as Chief Executive Officer and became Chairman of the Board in August 2008. Mr. Mercer is also a private investor, who served as interim chief executive officer of Adaptec, Inc. (computer technology services) from May 2005 to November 2005. Mr. Mercer currently serves as a director of Palm, Inc. and Polycom, Inc.

DIRECTOR INDEPENDENCE

The Board of Directors has determined that each of the director nominees listed above and all other continuing directors are independent directors under applicable rules of The NASDAQ Stock Market, except for D. Scott Mercer who is an employee of the company. Dwight W. Decker is not an independent director because he was employed by the company within the past three years.

BOARD COMMITTEES AND MEETINGS

The standing committees of the Board of Directors of Conexant during fiscal 2009 were an Audit Committee, a Governance and Board Composition Committee, and a Compensation and Management Development Committee, each of which is comprised of non-employee directors who are independent directors within the meaning of the rules of The NASDAQ Stock Market and the Securities and Exchange Commission (SEC). The functions of each of these three committees are described below; committee charters are posted on Conexant's website at *http://ir.conexant.com.* The current members of each of the Board committees are identified in the following table, each committee chairman being denoted with an asterisk. Conexant's independent directors also hold regular meetings without members of management present. Mr. Massengill acts as the lead independent director at such meetings.

Director	Audit	Governance & Board Composition	Compensation & Management Development
W. E. Bendush	X*	X	
S. J. Bilodeau	X	X	X
F. C. Farrill		X	
B. S. Iyer	X	X*	X
M. E. Massengill		X	X
J. L. Stead		X	X*

* Chairman

The **Audit Committee**, among other things, reviews the scope and effectiveness of audits of Conexant by its independent public accountants and internal auditors; appoints and oversees the independent public accountants for Conexant; reviews the audit plans of Conexant's independent public accountants and internal auditors; reviews and approves, in advance, the fees charged and the scope and extent of any non-audit services performed by the independent public accountants; establishes procedures for the receipt, retention and treatment of anonymous and other complaints regarding Conexant's accounting or auditing matters; reviews Conexant's quarterly and annual financial statements before their release; reviews and approves the appointment or change of Conexant's executive director of internal audit; reviews the adequacy of Conexant's system of internal controls and recommendations of the independent public accountants and of the internal auditors with respect thereto; reviews and acts on comments and suggestions by the independent public accountants and by the internal auditors with respect to their audit activities; monitors compliance by Conexant's employees with its standard of business conduct policies; meets with Conexant's management to review any issues related to matters within the scope of the Audit Committee's duties; and investigates any matter brought to its attention within the scope of its duties. The Audit Committee acts pursuant to a written charter. In the opinion of the Conexant Board of Directors, all current members of the Audit Committee are independent directors and each of them is a "financial expert" as defined by the SEC. The Audit Committee met thirteen (13) times during the 2009 fiscal year.

The principal functions of the **Governance and Board Composition Committee** are to develop and review at least annually Conexant's governance guidelines; to develop an annual self-evaluation process for the Board and its committees and oversee the annual self-evaluations; to review the Board's committee structure and recommend to the Board for its approval the directors to serve as members of each committee; to consider and recommend to the Board of Directors qualified candidates for election as directors of Conexant; to lead the search for qualified candidates who may be submitted by directors, officers, employees, stockholders and others; and periodically to prepare and submit to the Board of Directors for adoption the committee's selection criteria for director nominees. The Governance and Board Composition Committee acts pursuant to a written charter.

Under the Governance and Board Composition Committee's current Board selection criteria (included in the company's Guidelines on Corporate Governance and posted on Conexant's website at *http://ir.conexant.com*), director candidates are selected with a view to bringing to the Board a variety of experience and backgrounds. Directors should have high level managerial experience in a relatively complex organization or be accustomed to dealing with complex problems. The committee seeks candidates of the highest character and integrity, and who have experience at or demonstrated understanding of strategy/policy setting and a reputation for working constructively with others. In addition, candidates should have sufficient time available to devote to Conexant in order to carry out their duties as directors. In fulfilling its responsibility to lead the search for qualified director candidates, the committee consults with other directors, as well as the chief executive officer and other senior executives of Conexant. The committee may also from time to time retain third party search firms to assist in identifying candidates. No such firm was retained by the committee during fiscal 2009. The committee will consider director candidates recommended by Conexant stockholders pursuant to the procedures described in "Other Matters — 2010 Stockholder Proposals or Nominations." In the opinion of the Conexant Board of Directors, all current members of the Governance and Board Composition Committee are independent directors. The Governance and Board Composition Committee met four (4) times during the 2009 fiscal year.

The principal functions of the **Compensation and Management Development Committee**, or the Compensation Committee, are to recommend compensation and benefits for non-employee directors; to review and approve on an annual basis the corporate goals and objectives with respect to compensation for the chief executive officer; to determine the salaries of all executive officers and review annually the salary plan for other executives in general management positions; to review Conexant's base pay, incentive compensation, deferred compensation and all stock-based plans; to review the performance of Conexant's chief executive officer and oversee the development of executive succession plans; to review and discuss with management the "Compensation Discussion and Analysis" section included in this Proxy Statement and prepare and publish the Report of the Compensation Committee included in this Proxy Statement. The Compensation Committee takes input and advice from the chief executive officer and other members of senior management when reviewing and approving compensation and benefits. However, executives do not make recommendations with respect to their own pay. The Committee has the authority to retain the services of independent compensation consultants to assist it in its work. The Compensation Committee also has the authority to delegate any of its responsibilities to subcommittees as it deems appropriate in its sole discretion. The Compensation Committee has not nor does it have any current intention to delegate any of its authority to a subcommittee. For more information on the responsibilities and activities of the Compensation Committee, including its processes of determining executive compensation, see the "Compensation Discussion and Analysis" section include in this Proxy Statement. The members of the Compensation Committee are ineligible to participate in any of the plans or programs administered by the Compensation Committee, except the Conexant Directors Stock Plan. In the opinion of the Conexant Board of Directors, all current members of the Compensation Committee are independent directors. The Compensation Committee met five (5) times during the 2009 fiscal year and acted by unanimous written consent one (1) time.

The Conexant Board of Directors held seven (7) meetings and acted by unanimous written consent five (5) times during the 2009 fiscal year. Each director is expected to attend each meeting of the Board and those committees on which he serves. No sitting director attended less than 75% of all the meetings of the Board and those committees on which he served in the 2009 fiscal year. In addition, Conexant's independent directors held four (4) meetings during the 2009 fiscal year. Directors are expected to attend Conexant's Annual Meetings of stockholders. All currently serving directors who were members of the Board of Directors as of the time of the 2009 Annual Meeting of Stockholders attended that meeting held on February 18, 2009, except for Dwight W. Decker and Jerre L. Stead. The Board of Directors has implemented a process for stockholders of Conexant to send communications to the Board. Any stockholder desiring to communicate with the Board, or with specific individual directors, may do so by writing to the Secretary of Conexant at 4000 MacArthur Boulevard, Newport Beach, CA 92660-3095, who has been instructed by the Board to forward promptly all such communications to the addressees indicated thereon.

Non-Employee Directors' Compensation

Non-employee directors of Conexant receive a base retainer of $30,000 per year for Board service and an additional retainer for service on committees of the Board: an annual fee of $7,500 for service as a member of a committee or an annual fee of $15,000 for service as a committee chairman, except for the chairman of the Audit Committee, who receives $20,000. In addition, each non-employee director receives $1,500 per day for each Board meeting attended in person or by telephone. Each non-employee director also receives $1,000 for each committee meeting attended either in person or by telephone. On May 30, 2008, the Board of Directors amended the cash compensation program for independent directors to assist the company in the recruitment of new independent directors. Effective May 30, 2008 through the date of the company's Annual Meeting of Shareowners on February 18, 2009, any new independent director appointed to the Board would receive a one-time supplemental cash payment of $50,000.

The Conexant Directors Stock Plan provides that upon initial election to the Board, each non-employee director will be granted an option to purchase 4,000 shares of Conexant common stock at an exercise price per share equal to the fair market value of Conexant common stock on the date of grant. The stock options will vest and become exercisable in four equal installments on the anniversary dates of each grant. In addition, following completion of six months of service on the Board, each continuing non-employee director is eligible to receive an option to purchase 1,000 shares following each Annual Meeting of Shareowners and an option to purchase an additional 1,000 shares approximately six months after that Annual Meeting date. These options also vest and become exercisable in four equal installments on the anniversary dates of each grant. There have been no option grants under the Directors Stock Plan since August 20, 2008.

On August 12, 2009, each non-employee director received a grant to 17,000 Restricted Stock Units ("RSU"s). These units will vest as shares of Conexant common stock after the non-employee director retires from service on the Board of Directors, provided that such retirement occurs more than one year after the date of grant. These RSUs were granted out of the company's 2000 Non-Qualified Stock Plan.

Directors are also reimbursed for transportation and other expenses actually incurred in attending Board and Committee meetings.

The table below sets forth the compensation for the company's directors for fiscal year 2009. The compensation paid to Mr. Mercer, our Chairman and Chief Executive Officer, as an employee, is presented in the Summary Compensation Table; his compensation for his services as a director is presented in the table immediately below.

Director Compensation for Fiscal Year 2009

Name	Fees Earned or Paid in Cash ($)	Stock Award Grant Values ($)(1)	Option Award Grant Values ($)(2)	All Other Compensation ($)	Total ($)
William E. Bendush	87,000	5,447	2,916	—	95,363
Steven J. Bilodeau	84,500	5,447	24,556	—	114,503
Dwight W. Decker(3)	—	—	—	—	—
F. Craig Farrill	52,000	5,447	17,628	—	75,075
Balakrishnan S. Iyer	93,000	5,447	78,921	—	177,368
Matthew E. Massengill	60,000	5,447	2,916	—	68,363
D. Scott Mercer(4)	—	—	16,862	—	16,862
Jerre L. Stead	65,000	5,447	17,628	—	88,075

(1) This column represents the dollar amount recognized for financial statement reporting purposes with respect to the 2009 fiscal year for the fair value of restricted stock units (RSUs) granted to each of the directors in the table in fiscal 2009 in accordance with SFAS 123R. Each non-employee director, received 17,000 RSUs on August 12, 2009. The grant date fair market value of these RSUs for each director determined at the time of grant was $2.38 per share, which was the closing market price of Conexant Common Stock on the date of grant.

(2) This column represents the dollar amount recognized for financial statement reporting purposes with respect to the 2009 fiscal year for the fair value of stock options granted to each of the directors in the table in fiscal 2009, as well as prior fiscal years, in accordance with SFAS 123R. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For additional information on the valuation assumptions with respect to the fiscal 2009 grants, see note 1 of the company's financial statements in the Form 10-K for the year ended October 2, 2009, as filed with the SEC. For information on the valuation assumptions with respect to option grants made prior to fiscal 2009, see the note on Other Stock-Related information for the company's financial statements in the Form 10-K for the respective year end. These amounts reflect the company's accounting expense for these awards, and do not correspond to the actual value that will be recognized by the directors.

(3) Mr. Decker received no additional compensation for serving as a director during fiscal 2009 but was compensated as an employee of the company as described under "Employee Director's Agreement" below.

(4) Mr. Mercer was a non-employee director from October 2007 to April 14, 2008, when he became an employee and chief executive officer of the company. The amounts in this table reflect his director compensation expensed in fiscal year 2009 for the option grants he received prior to becoming an employee, stock awards he received as an employee are included in the Summary Compensation Table.

Employee Director's Agreement

Dwight W. Decker. On July 9, 2007, Mr. Decker resigned from his position as chief executive officer and continued to serve as non-executive chairman of the Board and an employee of the company by mutual agreement with the company (the Chairmanship Only Resumption) until August 14, 2008, when he stepped down as chairman of the Board. In accordance with the Agreement, his continued service was on terms substantially similar to those contained in the Prior Agreement. Mr. Decker was to serve as non-executive chairman of the Board for as long as he continued as a director of the company, but at least two years and four months from the date of his resignation as chief executive officer (i.e., the term remaining under the Prior Agreement at the time Mr. Decker resumed the position of chief executive officer). During the first four months following the Chairmanship Only Resumption, Mr. Decker was paid his base salary in effect at the time of his resignation as chief executive officer. Beginning November 9, 2007, for each of the two years of his employment following this four month period, Mr. Decker was to be paid $100,000. During the period following a Chairmanship Only Resumption, Mr. Decker was to be eligible for such annual performance bonuses, if any, as determined by the Board of Directors or the Compensation Committee. If during the first year following a Chairmanship Only Resumption, the company terminated Mr. Decker's employment as non-executive chairman of the Board without "cause" or if he resigned for "good reason", he would be entitled to the separation benefits described in the preceding paragraph, except that certain payments would be calculated using the base salary in effect at the time of his resignation as chief executive officer and other payments would be based on two times his annual target bonus. Following the first year, if the company terminated Mr. Decker's employment without "cause" or if he resigned for "good reason", he would be entitled to lesser separation benefits and the company would also pay him, as part of the cash lump-sum, any unpaid target bonus for the fiscal year in which his termination occurred. If Mr. Decker resigned from his position as non-executive chairman of the Board without "good reason", all of his outstanding unvested equity awards would become fully vested and he would be able to exercise such awards for two years following his resignation.

Mr. Decker resigned as Chairman of the Board on August 14, 2008 but continues to serve as a director of the company. On December 4, 2008, the company and Mr. Decker entered into an employment agreement which replaced and superseded any previous employment arrangements or agreements between Mr. Decker and the company and its affiliates. The term of Mr. Decker's employment agreement began on December 4, 2008 and concluded on December 31, 2009. Following that initial term, the agreement will be automatically extended for additional one-year terms, unless either party notifies the other that it no longer wishes the extensions to continue. In exchange for his services, Mr. Decker will be paid an initial annual base salary of $100,000 through December 31, 2009. For future periods, Mr. Decker's annual base salary will be determined by the Board of Directors or the Compensation Committee (and may be increased or decreased in their discretion). Through December 31, 2009, if the company grants equity awards to members of the Board, the company will grant Mr. Decker twice the number of equity awards, and in the same form, granted to other non-executive members of the Board during that time. Accordingly, on August 12, 2009, he received a grant of 34,000 RSUs. Thereafter, the company will grant Mr. Decker equity awards determined by the Board of Directors or Compensation Committee. Mr. Decker will be entitled to employee benefits such as health, dental, life and disability insurance and savings plan participation.

If Mr. Decker's employment terminates for any reason, the company will promptly pay him any accrued but unpaid annual base salary (and any other unpaid amounts) through his termination date. If the company terminates the employment without "cause" (as defined in the agreement) before December 31, 2009, then the company will (i) continue to pay Mr. Decker his annual base salary through December 31, 2009 in accordance with the company's normal payroll practices and (ii) continue to provide coverage under the company's health insurance plan to Mr. Decker and his eligible dependents for up to 18 months following December 31, 2009. If Mr. Decker voluntarily terminates his employment, or the company terminates his employment without "cause," on or before December 31, 2009, all unvested options to purchase company Stock, shares of restricted company Common Stock and restricted stock units held by Mr. Decker will become fully vested on his termination date and, all vested stock options may be exercised until the earlier of (A) the second anniversary of his termination date, and (B) the expiration date of such options set forth in the option award. If a change of control (as defined in the agreement, and which is substantially the same as under Mr. Mercer's agreement described below) occurs on or before December 31, 2009 and the company terminates Mr. Decker's employment on or before that date other than due to cause, disability or death, then (i) the company will pay to Mr. Decker a lump-sum payment of $300,000; (ii) the company will continue to provide coverage under the company's health insurance plan to Mr. Decker and his eligible dependents for 18 months following termination; and (iii) all of his options, shares of restricted company Common Stock and restricted stock units will become fully vested on the termination date and all vested stock options may be exercised until (A) the earlier of the second anniversary of the termination date and (B) the expiration date of such options set forth in the option award. Mr. Decker is restricted from competing with the company (to the extent permitted by law) or soliciting employees or customers of the company during and for 12 months after the employment period.

On October 23, 2009, the company notified Mr. Decker that the term of his employment agreement was not being renewed beyond December 31, 2009. Mr. Decker's last day of employment with the company was December 31, 2009. In accordance with the agreement, (1) the company paid Mr. Decker his base salary less applicable taxes and provided normal medical and dental benefits through December 31, 2009, (ii) the company will continue to provide coverage under the company's health insurance plan to Mr. Decker and his eligible dependents for 18 months following his termination of employment; and (iii) all of Mr. Decker's outstanding and unvested options, shares of restricted company Common Stock and restricted stock units became fully vested on the termination date and all vested stock options may be exercised until the earlier of (A) the second anniversary of such termination date and (B) the expiration date of such options set forth in the option award.

Executive Officers

The name, age, office and position held with Conexant, and principal occupations and employment during the past five years of each of the executive officers of the company are as follows:

D. Scott Mercer, age 58 — See "Information as to Nominees for Directors and Continuing Directors" for Mr. Mercer's biographical information.

Christian Scherp, age 44 — Mr. Scherp has served as co-president of Conexant since June 2009. From April 2008 to June 14, 2009 he was president of the company. From June 2005 to April 2008 he was senior vice president of worldwide sales. From May 2004 to June 2005 Mr. Scherp was the vice president and general manager of the wireless/wireline communications group at Infineon Technologies of North America (semiconductors and related devices).

Sailesh Chittipeddi, age 47 — Mr. Chittipeddi has served as co-president of Conexant since June 2009. He served as executive vice president global operations and chief technology officer of Conexant from April 2008 to June 14, 2009. From June 2006 to April 2008, he served as senior vice president of global operations. From 2001 to 2006 he served as a director in the global operations organization at Agere Systems, Inc. (semiconductors and related devices).

Jean Hu, age 46 — Ms. Hu has served as chief financial officer, treasurer and senior vice president, business development, of Conexant since June 2009. From December 2008 to June 2009 she served as chief financial officer and senior vice president, business development. From February 2006 to December 2008 she served as senior vice president, strategy and business development. From February 2004 to February 2006 she served as vice president, strategy and business development.

Mark D. Peterson, age 47 — Mr. Peterson has served as senior vice president, chief legal officer, and secretary of Conexant since March 2008. From August 2007 to March 2008 he served as senior vice president, general counsel, and secretary of Targus Group International, Inc. (mobile computing accessories). From October 1997 to August 2007 he served in various senior roles, including senior vice president, general counsel, and secretary at Meade Instruments Corp. (consumer and industrial optical instruments and equipment).

Report of the Audit Committee

The Audit Committee has furnished the following report on Audit Committee matters:

The Audit Committee operates under a written charter adopted by the Board of Directors. It is available on the company's website at *http://ir.conexant.com.* The charter was last amended effective on May 14, 2008. The Audit Committee reviews and assesses the adequacy of its charter on an annual basis. The Audit Committee consists entirely of independent directors, as defined under applicable rules of The NASDAQ Stock Market, and each member is an "audit committee financial expert" as defined by Securities and Exchange Commission ("SEC") rules.

The Audit Committee has reviewed and discussed the written disclosures and letter from Deloitte & Touche LLP ("Deloitte & Touche"), the company's independent auditors, as required by the Public Company Accounting Oversight Board regarding the independent auditor's communications with the Audit Committee concerning independence, and discussed with Deloitte & Touche its independence from Conexant. Non-audit services provided by Deloitte & Touche were considered in evaluating its independence. Based upon this review and the representations by the independent auditors, the Audit Committee satisfied itself as to the independence of Deloitte & Touche.

The Audit Committee also reviewed and discussed with Deloitte & Touche the matters required to be discussed pursuant to Rule 2-07 of SEC Regulation S-X and the results of the examination of the company's consolidated financial statements for fiscal year 2009. The Audit Committee also reviewed and discussed the results of internal audit examinations and reviewed and discussed the audited financial statements with management. Based on the reviews and discussions, the Audit Committee recommended to the Board of Directors that the company's audited financial statements be included in the company's Annual Report on Form 10-K for fiscal year 2009.

The Audit Committee also reviewed and discussed management's report on its assessment of the effectiveness of internal control over financial reporting as of October 2, 2009 and the report from Deloitte & Touche on the effectiveness of the company's internal control over financial reporting as of October 2, 2009. Based upon the reviews and discussions with management, the company's internal auditors and Deloitte & Touche, the Audit Committee approved the inclusion of management's report on its assessment of the effectiveness of internal control over financial reporting and the report from Deloitte & Touche as of October 2, 2009 in the company's Annual Report on Form 10-K for fiscal year 2009.

The Audit Committee also has selected Deloitte & Touche as the independent registered public accounting firm for fiscal year 2010. The Board is recommending that stockholders ratify this selection at the Annual Meeting.

Audit Committee

William E. Bendush, Chairman
Steven J. Bilodeau
Balakrishnan S. Iyer

Compensation Discussion and Analysis

The following discusses the material elements of the compensation programs for the company's principal executive officer, principal financial officer and other executive officers identified in the Summary Compensation Table in this proxy statement (collectively the "named executive officers" or "NEOs"). The information presented includes a discussion of the overall objectives of the company's compensation programs and each element of compensation provided to the NEOs. Ms. Roscher, formerly our senior vice president and chief financial officer, terminated employment with us on January 2, 2009 and is generally not included as an NEO in the following discussion except as expressly noted.

The Compensation and Management Development Committee

The Compensation Committee evaluates and approves the company's compensation programs and policies applicable to the named executive officers, including determining all components of compensation to be paid to the named executive officers and administering the company's stock plans (including reviewing and approving equity grants to executive officers), and also periodically reviews the compensation of other senior executive officers who have significant managerial responsibility. The Compensation Committee also assists the Board of Directors in developing and evaluating executive positions and overseeing executive performance and succession. A more detailed description of the Compensation Committee's composition, function, duties and responsibilities is set forth in this proxy statement under "Board Committees and Meetings".

Guiding Principles and Compensation Objectives

The company believes that executive compensation should be based on a "pay-for-performance" philosophy that rewards executives for performance and focuses management on critical short-term and long-term objectives. The company's compensation programs are intended to link a substantial portion of each executive's total compensation opportunity to individual performance, business unit performance (where applicable), the company's overall business and financial performance and increases in stockholder value. The company believes that this type of performance-based compensation is appropriate for the company's business and industry and provides the flexibility necessary to achieve the primary objective of attracting, motivating and retaining key talent for the company's senior management, other executive officers and employees generally while protecting the interests of our stockholders.

The company seeks to provide executive compensation that is competitive in its industry in order to attract, motivate and retain quality talent through a combination of:

- base salary;
- a variable pay opportunity linked to short-term performance; and
- equity compensation opportunities linked to longer-term increases in stockholder value.

The mix of compensation elements is designed to reward recent results and motivate long-term performance. A key objective of the company's compensation programs is to achieve sustained year-over-year performance by requiring that executive officers and other key members of senior management have a significant portion of their compensation tied to stockholder value. At the senior executive level, this is done by providing an equity stake in the company, which serves as a major attraction for new management talent and ties their performance directly to stockholder performance. Equity awards are also used as an inducement for the hiring of new executives as well as to retain existing key employees. There are many factors, both internal to the company and external in the marketplace, which are considered when designing and implementing the company's compensation programs. The flexibility of our program based on the Compensation Committee's judgment has been a critical part of the program. The flexibility in our program provides the ability to attract qualified executives in the current employment market.

Role of Compensation Consultant

Periodically, the company, through its human resources department, has discussed with Semler Brossy Consulting Group, LLC the design of programs that affect senior executive officer compensation. Semler Brossy provides market intelligence on compensation trends along with general views on specific compensation programs designed by the company's human resources personnel and management, with the oversight of the Compensation Committee. Semler Brossy is directed by management, and upon request will provide analysis which is provided to the Compensation Committee for their review and consideration. The work and analysis completed by Semler Brossy, in regards to a request by the Committee, is provided to the Committee as it was presented by Semler Brossy. This is so the Committee can have the full data and analysis in its entirety as submitted by the consultant. In the event the consultant and management have differing views, the Committee is provided with the consultant materials as well as the management perspective prior to making a decision. The Committee retains the right to hire and independently direct the work of an outside consultant at anytime and at its sole discretion. The company's named executive officers have not participated in the selection of any particular compensation consultant. Except for the foregoing, the company does not receive any other services from Semler Brossy.

Determining Compensation Levels

Our chairman and chief executive officer and the senior vice president, human resources, provide information and context to assist the Compensation Committee in reaching compensation and development decisions with respect to the named executive officers other than the chairman and chief executive officer. The other named executive officers do not play a role in their own compensation determination, other than discussing individual performance objectives with the chairman and chief executive officer.

Based on the Compensation Committee's assessment of (1) data from industry peers and national surveys, (2) reports of independent compensation consultants who may from time to time advise the Compensation Committee and (3) performance judgments as to the past and expected future contributions of individual executive officers, the Compensation Committee establishes base salaries, short-term annual incentives and long-term incentives for each named executive officer. For each individual named executive officer, each component of compensation is generally targeted to be near the median of the competitive data for comparable positions at similar companies. However, the Compensation Committee may use its discretion to set any one or more of the components of compensation at levels higher or lower than the median depending on its assessment of an individual executive's role, responsibilities and performance, internal pay equity within the company and the company's need to attract qualified individuals from the external market.

Use of External Survey Data

In establishing compensation levels for executive officers, the Compensation Committee considers executive compensation levels of U.S.-based semiconductor and other high technology companies, including companies of similar size, scope, competitors for talent and industry, to the company. While there is no specific formula used to establish executive compensation, the Compensation Committee considers the total compensation (earned or potentially available) of the executive officers in establishing each component of compensation. For fiscal 2009, the Compensation Committee used the proprietary Radford High Tech survey database which provides data specific to the high technology and semiconductor industry compensation practices to review pay levels for the named executive officers as well as for other select executives being reviewed by the Compensation Committee. In February 2009, when reviewing the compensation elements for the chairman and chief executive officer, an independent study of proxy peer data was conducted. Although there is no set peer group used to determine pay, the following group of comparable semiconductor companies was used for comparison purposes for this study.

Atheros Communications, Inc.
Cirrus Logic, Inc.
DSP Group, Inc.
Integrated Device Technologies, Inc.
Intersil Corporation
Microsemi Corporation
Mindspeed Technologies, Inc.
OmniVision Technologies, Inc.
PMC-Sierra, Inc.
RF Micro Devices, Inc.
Silicon Image, Inc.
Silicon Laboratories, Inc.
Silicon Storage Technology, Inc.
Skyworks Solutions, Inc.
Standard Microsystems Corporation
Zoran Corporation

While market survey data is a reference point for decisions on compensation, the company also relies on the recommendations of management and the judgment of the Compensation Committee regarding appropriate pay levels for the company's executive officers. As outlined below with respect to specific elements of compensation, other factors which may be considered include, but are not limited to, internal pay equity, achievement of business objectives and performance over the prior year, size and scope of current and future responsibilities, long-term potential to enhance stockholder value, individual pay history, and organizational leadership.

Elements of Compensation During Fiscal 2009

Base Salary

Annually, the Compensation Committee reviews the base salaries of each of the company's named executive officers in the context of individual and company performance, market survey data, the company's overall ability to pay, internal equity, contractual arrangements, the experience level and contribution of the executive to the company, and other factors.

In February 2009, the Compensation Committee reviewed the competitiveness of the chairman and chief executive officer's base salary based on proxy peer data and Radford survey data identified above. With the recent downturn in the overall market around this time frame and the survey data, the Compensation Committee decided not to adjust Mr. Mercer's base salary levels. Mr. Mercer's salary remains $550,000 per year as stated in his employment agreement, which has been in effect since his date of hire (April 14, 2008). In August 2009, the base salaries of all other named executive officers were reviewed in comparison to the Radford survey database. Based on the recent promotion of Mr. Chittipeddi to president in July 2009, the Compensation Committee increased his salary from $300,000 to $375,000. In August 2009, the Compensation Committee reviewed and increased Ms. Hu's base salary from $325,000 to $350,000 in light of her promotion to chief financial officer and senior vice president, business development in December 2008 and treasurer in July 2009. In addition, the Compensation Committee reviewed the salaries of the other named executive officers, Mr. Scherp, president, with a base salary of $375,000 and Mr. Peterson, senior vice president, chief legal officer & secretary, with a base salary of $312,500 and no changes were made at this time. The annual base salaries for the named executive officers as in effect at fiscal year end 2009 were as follows:

Name	Annual Base Salary
D. Scott Mercer	$550,000
Christian Scherp	$375,000
Sailesh Chittipeddi	$375,000
Jean Hu	$350,000
Mark D. Peterson	$312,500

Short-Term Incentive Compensation

In November 2008, the Compensation Committee adopted the company's fiscal 2009 annual bonus plan named the 2009 Performance Incentive Plan ("2009 Plan"). The 2009 Plan serves as a framework under which target bonuses were established for the named executive officers. However, the 2009 Plan does not include any specific performance goals that need to be achieved before bonuses are paid under the plan. As described below, bonuses under the 2009 Plan are determined by the Compensation Committee in its discretion.

In April 2008, the bonus targets for Mr. Mercer, Mr. Scherp, Mr. Chittipeddi, Ms. Hu and Mr. Peterson were set by the Compensation Committee in their respective employment agreements. In addition, Mr. Mercer was guaranteed a fiscal 2009 bonus amount of not less than $250,000 as part of his employment agreement. In August 2009, with Mr. Chittipeddi's promotion to the role of president, his bonus target was increased from 70% to 80% of salary. Also in August 2009, Ms. Hu's bonus target was increased from 60% to 70% of base salary to reflect her additional responsibilities as described above and for internal equity. The target bonuses (as a percentage of each named executive officer's base salary) for the named executive officers for fiscal 2009 are as follows:

Name	Target Bonus for FY2009
D. Scott Mercer	100%
Christian Scherp	80%
Sailesh Chittipeddi	80%
Jean Hu	70%
Mark D. Peterson	60%
Karen L. Roscher*	60%

* Ms. Roscher's employment with the company terminated on January 2, 2009 and she was not eligible for a fiscal 2009 bonus award.

The company's short-term incentive program for fiscal 2009 was a broad-based annual employee bonus plan. This plan is a discretionary cash-based plan under which certain indicators of the company's performance may be considered by the Compensation Committee, including, but not limited to: revenue growth, operational profitability, attainment of strategic business development goals and affordability to the company. The amount available for payments under this year's annual bonus plan, or incentive pool, was not metrics based, but based on the discretion of the Compensation Committee for fiscal year 2009. Each executive officer is eligible to receive an annual bonus award based upon the executive's target bonus, the executive's individual performance during the fiscal year and the size of the incentive pool that the Compensation Committee approves for the fiscal year. The Compensation Committee, in its sole discretion, may increase or decrease the size of the incentive pool considering all then existing market conditions and other circumstances that it deems relevant. The actual payout of an award for the named executive officers may be further adjusted by the Compensation Committee in its discretion to reflect individual performance. The annual bonus plan is generally cash-based, but the company has in the past used restricted stock and performance share awards that vested upon achievement of operational and financial targets.

In November 2009, the Compensation Committee reviewed the company's overall performance, the weakness in the overall global economic business environment and the company's cash flow, and determined no payout would be made under the 2009 Plan, except that Mr. Mercer received $300,000 (of which $250,000 was the minimum guaranteed amount per his employment agreement). This amount is the same amount he received in fiscal 2008. The determination of the bonus award and amount was made following the annual performance review process conducted by the Compensation Committee regarding the fiscal 2009 performance of the chairman and chief executive officer. The Compensation Committee evaluated Mr. Mercer's performance in a variety of areas including the overall vision, direction, strategy and operational plans implemented, leadership and effectiveness of his management and relationships with stakeholders of the company and made the decision to pay the bonus award based on his achievement in these areas which was above expectations.

For the fiscal year 2010 annual cash bonus program, the Compensation Committee adopted the Management Incentive Plan ("MIP"), on October 29, 2009. All named executive officers are eligible to participate in the MIP as well as well as such other employees as determined by the chairman and chief executive officer. Each eligible employee, including the named executive officers, is eligible to receive a bonus award based upon the employee's bonus target, the employee's performance during fiscal 2010, and the size of an incentive pool that the Committee approves for the payment of bonuses. Semiannually, the Committee, in its sole discretion, will determine the size of the incentive pool. In exercising its discretion to determine the size of the incentive pool, if any, the Committee will consider all circumstances then existing that it deems relevant, including, but not limited to, the achievement of certain fiscal 2010 core operating profit goals, market conditions, forecasts and anticipated expenses to be incurred or payable during fiscal 2010. Although the plan is discretionary as in the past, the main objective for the year will be the attainment of core operating income, which is a non-GAAP based measure. The Compensation Committee believes that the attainment of core operating income levels provides the appropriate measure for funding the 2010 bonus plan and creating the appropriate line of sight measurement to incent both growth and operational effectiveness for the management team. The Compensation Committee, in its sole discretion, may increase or decrease individual awards from the target levels, based on individual performance and available incentive pool. There are currently no named executive officers that have a guaranteed award level under this program.

The following describes other cash bonuses paid to named executive officers during fiscal year 2009:

On May 13, 2009, the Compensation Committee, in recognition of the current outstanding level of performance by Mr. Mercer, the company's chairman and chief executive officer, and the importance of his continuing role in providing guidance and leadership to enhance the company's strategic position, approved a discretionary, one-time cash bonus of $250,000 for Mr. Mercer, which was paid in May 2009.

On August 26, 2009, the company approved a one-time cash incentive award of $150,000 to Ms. Hu, chief financial officer, treasurer, and senior vice president, business development, and $100,000 to Mr. Peterson, senior vice president, chief legal officer and secretary, in recognition of their efforts in connection with the company's sale of the Broadband Access business unit.

All three one-time spot awards are consistent with the company's practice of recognizing outstanding performance and rewarding it with a meaningful award. The Compensation Committee and the company believe that the efforts of all three executives directly led to the successful achievement of the company's strategy to sell the Broadband Access business unit.

The company has also provided each of the named executive officers other than Mr. Mercer with retention bonuses under their respective employment agreements, which are subject to repayment if the executive voluntarily terminates employment or if his or her employment is terminated by the company for cause within a specified period after the bonus is paid. On April 23, 2009 the company and Mr. Peterson entered into an amendment to his employment agreement to accelerate the vesting date of his retention bonus to April 30, 2009, which was consistent with the dates for the retention awards for the other named executive officers. In general, the company considers these retention bonuses an effective means of attracting and retaining executives, and the Compensation Committee retains the flexibility to award these bonuses as it deems appropriate from time to time.

Also included in the Summary Compensation Table, in the bonus column are Refresh & Renew awards. This is a broad-based recognition program available to all employees. The program is designed to recognize specific individual or team accomplishments that include an extensive commitment of time over an extended period. Conexant will reimburse the employee for actual expenses incurred and pay the associated taxes related to the payment.

On November 11, 2009 and subsequent to the end of fiscal 2009, the Compensation Committee awarded Mr. Chittipeddi a cash retention award in the amount of $100,000. This award is in recognition of his operational efforts on the Broadband Access business unit sale, recent outstanding company performance on margin percentage, inventory turns, and to encourage his continued performance in these areas over the next year as the operations and execution leader of the company. This retention award will be deemed earned one year from the date of grant. Earning the award is contingent upon Mr. Chittipeddi's remaining continuously employed with the company or one of its subsidiaries through

November 11, 2010. If his employment with the company is terminated, either voluntarily or for "cause", prior to November 11, 2010, the bonus will not have been earned and he will pay back the amount of the award net of taxes and withholding. In the event that the company terminates his employment for any reason other than for cause, he will be entitled to the award, which will be deemed earned immediately.

Long-Term Incentive Compensation

The company has a long-term incentive program that we believe provides a direct link between employee incentives and the creation of additional stockholder value. The company believes long-term incentive grants for executive officers and key employees are an important element of compensation in the semiconductor industry.

However, during fiscal year 2009, the company was in the midst of the global economic downturn, the divestiture of a second business unit within two years, significant operating expense reductions and working to improve the capital structure and financial performance. As a result, management and the Compensation Committee agreed that it would be appropriate not to provide a broad-based equity award to executives and other employees during this time of transition and change. The "Grants of Plan-Based Awards Table — Fiscal Year 2009" in this proxy statement indicates that no equity award grants were made to the named executive officers during fiscal 2009.

Historically, long-term incentive compensation is delivered through the grant of stock options (and in certain cases, restricted stock units or performance shares) to executive officers and most employees. Performance share awards and restricted stock units ("RSUs") have also been used on a selective basis to provide retention awards for named executive officers and key employees. These awards have been used as selective retention awards because the awards have value regardless of future stock price appreciation but still help to link the recipient's interests with those of our stockholders, since the ultimate value of the awards is dependent upon stock price.

Since the beginning of fiscal 2009 the ability to grant awards under our 1999 Long-Term Incentives Plan and the 2000 Non-Qualified Stock Plan has lapsed. Over the past 24 months, knowing that the ability to grant shares was ending, the company has been preparing to make the request to stockholders described in this proxy for approval of a new 2010 Equity Incentive Plan ("Stock Plan") to be used for future equity and performance cash awards to employees and Directors. The company has reviewed the plan with internal and external counsel and received advice from Risk Metrics and we have been advised that the Stock Plan request will pass the quantitative test requirements. The company and the Compensation Committee feel strongly that having this Stock Plan in place with the ability to grant stock awards on an ongoing basis is critical to attract, retain and motivate key employees and aligns their interests with those of the stockholders.

The Compensation Committee determines all material aspects of the long-term incentive awards — who receives an award, the amount of the award, the grant price of the award, the timing of the awards as well as any other aspect of the award they may deem material, taking into account many factors and subject to the terms of the applicable stock plan. In addition to competitive market data, the Compensation Committee considers the number of shares of Conexant common stock outstanding, the amount of equity incentives currently outstanding and the number of shares available for future grant under the stock plans. Individual executive stock option awards may be based on many individual factors such as relative job scope and contributions made during the prior year and the number of shares held by the executive officer.

Since the end of the fiscal year 2009 and the conclusion of the company's restructuring strategy, on October 29, 2009, the Compensation Committee approved a one-time grant of RSUs to the named executive officers. The grant was made on November 2, 2009 from the 2000 Non-Qualified Stock Plan. The intent of the grant was to stake the management team that are expected to be a part of the ongoing company with Conexant shares and aligned with the interests of stockholders. It was also important to the Committee that these awards had meaningful award values and timeframes associated with the grants that would create retentive value linked to share price. To accomplish this goal the RSU grant was not made broadly to all employees, it was focused on the named executive officers, management and key employees in the company, which the company also believes is a more prevalent practice in the market place. This is a one-time grant and not necessarily reflective of the ongoing annual grant practices or equity plan designs of the company. A major factor in the equity and overall compensation practices of the company over the next few years will be the outcome of the request for additional shares and new Stock Plan being requested with this proxy. Having these shares available to grant will allow the Compensation Committee the same tools available to all other peer and semiconductor companies so that Conexant can continue to attract, retain and reward key employees and management.

The following describes other awards provided to named executive officers subsequent to fiscal year 2009:

On October 29, 2009, the Committee approved the making of a grant of RSUs on November 2, 2009 to the company's named executive officers. Mr. Mercer received 425,000 RSUs; Messrs. Chittipeddi and Scherp, the co-presidents, each received 200,000 RSUs; Ms. Hu received 175,000 RSUs; and, Mr. Peterson received 125,000 RSUs. The RSUs granted to Messrs. Mercer, Chittipeddi and Scherp will vest on November 2, 2011; half of the RSUs granted to Ms. Hu and Mr. Peterson will vest on November 2, 2010 and the remainder will vest on November 2, 2011.

In addition to encouraging stock ownership through equity awards, beginning in 2010 the company will also provide certain of its employees (excluding the named executive officers) the opportunity to own Conexant common stock through the company's Employee Stock Purchase Plans ("ESPPs"). The ESPPs allow participants to elect to use their compensation to buy Conexant common stock at a 15% discount of the market price with up to 15% of their salary and bonuses (subject to certain legal and other limitations). This program was suspended in 2009, but is being reinstated during 2010. In prior programs, the named executive officers have been eligible, however to make the program more meaningful for the broad based employees, management has been excluded from participating at this time.

Perquisites

The company provides executive perquisites including financial planning and tax preparation services, physical examinations, and club memberships. In late 2007, the club membership perquisite was eliminated for the named executive officers. During fiscal 2008, the company also eliminated the financial planning perquisite provided to the named executive officers and other selected executives. As of the end of fiscal year 2009, the only perquisite program for which all named executive officers are still eligible is the annual physical exam. The company believes it is important to continue to assist the senior executive team in annually reimbursing executives for completing their physical exam. In addition, it is in the company's best interests and those of the stockholders to have a fully functioning and attending executive team.

Pursuant to their employment agreements, Mr. Mercer and Mr. Scherp are provided payments of $10,000 and $7,500 per month (subject to applicable taxes), respectively, for living and transportation expenses. These payments have been provided to attract these executives for assuming their current roles and in lieu of other relocation expenses. Details of the perquisite values for fiscal year 2009 for all named executive officers can be found in the footnotes to the "Summary Compensation Table — Fiscal Years 2009, 2008, and 2007."

Severance and Change of Control Benefits

Severance and change of control benefits are designed to facilitate the company's ability to attract and retain executives as it competes for talented employees in a marketplace where such protections are commonly offered. The severance and change of control benefits found in the named executive officers' employment agreements are designed to encourage employees to remain focused on our business in the event of rumored or actual fundamental corporate changes. These benefits include continued base salary payments and certain health and welfare benefits, acceleration of the vesting of outstanding equity-based awards, such as options and RSUs (in certain cases without regard to the satisfaction of any time-based requirements or performance criteria), extension of post-termination exercise periods for options and, in certain cases, tax gross-ups for certain excise taxes.

Termination Provisions. The employment agreements with the named executive officers provide severance payments and other benefits in an amount the company believes is appropriate, taking into account the time it is expected to take a separated employee to find another job. The payments and other benefits are provided because the company considers a separation to be a company-initiated termination of employment that under different circumstances would not have occurred and which is beyond the control of a separated employee. Accordingly, in certain cases, separation benefits are payable to a named executive officer following a constructive termination of the executive's employment under circumstances which the company considers to be equivalent to an actual termination by the company. Separation benefits are intended to ease the consequences to an employee of an unexpected termination of employment. The company also benefits by requiring a general release from separated employees. In addition, the company has included post-termination non-compete and non-solicitation covenants in certain individual employment agreements.

The company considers it likely that it will take more time for higher-level employees to find new employment, and therefore senior management generally is paid severance for a longer period than is provided to other employees. Additional payments may be permitted in some circumstances as a result of individual negotiations with executives, especially where the company seeks particular non-disparagement, cooperation with litigation, noncompetition, non-solicitation and similar terms.

In August 2009, the Compensation Committee approved and effectuated amended employment agreements with Messrs. Scherp, Chittipeddi, Peterson and Ms. Hu. The amendments revised their current employment agreements so that the management team's interests are aligned so that executives continue to make selfless decisions which are in the best interests of the company and stockholders. See the descriptions of the individual employment agreements with the named executive officers under "Employment and Separation Agreements" for additional information.

Retirement Benefits

Conexant does not sponsor a defined benefit pension plan for any U.S. employee. For all U.S. employees, including the named executive officers, the company provides a 401(k) Retirement Savings Plan with company matching contributions as the only qualified retirement plan. During 2009, the company suspended the company match which was 4% of base salary for each 6% of an employee's contribution up to the statutory qualified plan limits. During 2010 the company will be reinstating the company match for most employees; with an employee contribution of 6%, the plan will provide a maximum company match of 2% of base salary up to the statutory qualified plan limits. The company's named executive officers and certain members of management are eligible to participate in the company's retirement programs; however, these individuals are not eligible for the company match in the program. The intent of the change is to take steps to return to a retirement plan where the company encourages retirement savings with a company match which is a competitive part of benefits and is provided in the semiconductor industry. The company believes it was more important to exclude management from participation and create a more meaningful benefit for the majority of employees, then including the management in the company match and having a lesser benefit provided to all eligible employees. The company also believes that management, including the named executive officers, has a greater ability (versus the broader population) to fund retirement through other compensation vehicles including equity award participation, especially during economic downturns as the global economy experienced in fiscal 2009. The company will continue to review the design and company match contribution based on competitiveness, the need to attract employees at all levels and the company's ability to fund the program.

Tax and Accounting Implications

Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code places a limit of $1,000,000 on the amount of compensation that may be deducted by the company in any year with respect to each of the company's chief executive officer and the next three most highly compensated officers, not including the chief financial officer. Certain performance-based awards granted under a plan that has been approved by stockholders are not subject to the deduction limit. Although certain awards under the company's stock-based plans constitute performance-based compensation not subject to the deduction limit under section 162(m), certain other awards under the plans, such as restricted stock, will not qualify for this exemption. Since the Compensation Committee retains discretion with respect to base salaries and certain other compensation awards, those elements would not qualify as "performance based" compensation for section 162(m) purposes. It is the Compensation Committee's objective that, so long as it is consistent with its overall business, compensation and retention objectives, Conexant will, to the extent reasonable, endeavor to keep executive compensation deductible by Conexant for U.S. federal income tax purposes.

Report of the Compensation and Management Development Committee

The Compensation and Management Development Committee (the "Compensation Committee" or the "Committee") has reviewed and discussed the "Compensation Discussion and Analysis" section of the proxy statement with management of Conexant, and based on this review and discussion, recommended to the Board of Directors of Conexant that such "Compensation Discussion and Analysis" be included in the Conexant proxy statement for the 2010 Annual Meeting of Stockholders for filing with the SEC.

Compensation and Management Development Committee

Jerre L. Stead, Chairman
Steven J. Bilodeau
Balakrishnan S. Iyer
Matthew E. Massengill

Compensation Committee Interlocks and Insider Participation

The Compensation Committee members whose names appear on the Report of the Compensation and Management Development Committee above were committee members during all of fiscal 2009. No one who served on the Compensation Committee at any time during fiscal 2009 is or has been an executive officer of Conexant or had any relationships requiring disclosure by Conexant under the SEC's rules requiring disclosure of certain relationships and related-party transactions. None of our executive officers served as a director or a member of a compensation committee (or other committee serving an equivalent function) of any other entity, the executive officers of which served as a director or member of the Compensation Committee during the 2009 fiscal year.

Executive Compensation

Summary Compensation Table — Fiscal Years 2009, 2008 and 2007

The following table sets forth the total compensation earned or paid to our principal executive officer, principal financial officer and other named executive officers, who served in such capacities during fiscal year 2009 for services rendered in fiscal years 2009, 2008 and 2007.

Name and Principal Position	Fiscal Year	Salary(1) ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation(*) ($)	Total ($)
D. Scott Mercer	2009	550,000	250,000(2)	550,385(3)	—	300,000(2)	122,322	1,772,707
Chairman of the board and chief executive officer	2008	253,846	—	509,614	—	300,000	126,444	1,189,904
Christian Scherp	2009	375,000	—	86,678(3)	163,859(4)	—	102,164	727,701
President	2008	329,231	675,000	184,572	243,961	224,523	70,967	1,728,254
	2007	290,000	—	—	166,093	120,389	27,030	603,512
Sailesh Chittipeddi	2009	325,962(6)	4,151(7)	86,678(3)	158,691(4)	—	2,661	578,143
President (5)	2008	290,000	558,079	262,072	246,697	60,000	11,795	1,428,643
	2007	254,808	40,817	—	151,557	—	13,233	460,415
Jean Hu	2009	311,154	172,206(9)	65,094	66,835	—	5,949	621,238
Chief financial officer, treasurer and senior vice president, business development (8)								
Mark D. Peterson	2009	312,500	114,804(10)	37,500(3)	83,917(4)	—	4,338	553,059
Senior vice president, chief legal officer and secretary	2008	165,865	475,000	20,192	37,619	100,000	4,257	802,933
Karen L. Roscher	2009	94,822(12)	570,000(13)	251,542(3)	423,100(4)	—	4,174	1,343,638
Former senior vice president and chief financial officer (11)	2008	325,000	78,919	216,146	307,803	100,000	9,809	1,037,677
	2007	18,750	150,000	15,163	16,095	—	—	200,008

* See supplemental table (A).

(1) Includes amounts the executive elected to defer to the company's Retirement Savings Plan.

(2) Includes a bonus payment of $250,000 to Mr. Mercer for key accomplishments in fiscal year 2009 as determined by the Compensation and Management Development Committee of the Board of Directors and a bonus payment of $300,000 made under the 2009 Performance Incentive Plan of which $250,000 was the minimum guaranteed bonus payable to Mr. Mercer for fiscal year 2009 per his employment agreement.

(3) This column represents the dollar amount recognized for financial statement reporting purposes with respect to the 2009 fiscal year for the fair value of time-vesting and performance restricted stock units (RSUs) and performance share awards granted to certain named executive officers in fiscal 2009, as well as prior fiscal years, in accordance with SFAS 123R. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. No stock awards granted to the Named Executive Officers were forfeited during fiscal 2009. For time-vesting RSUs, fair value is calculated using the closing price of Conexant stock on the date of grant. For additional information, refer to note 1 of the Conexant financial statements in the Form 10-K for the year ended October 2, 2009, as filed with the SEC. The performance RSUs are subject to market conditions and the performance share awards are subject to performance conditions, as described in the CD&A. In measuring fair value, SFAS 123R distinguishes between vesting conditions related to the company's stock price (market conditions) and other non-stock price related conditions (performance conditions). Market conditions, such as those in the performance RSUs that are tied to Conexant's total stockholder return, reduce the grant-date fair value under SFAS 123R; performance conditions, such as those in the performance share awards that are tied to non-stock measures, such as Conexant's operating performance, do not reduce the grant-date fair value under SFAS 123R but are evaluated at the end of each reporting period and may be adjusted for changes in operating performance. This amount reflects the company's accounting expense for the performance RSUs and performance share awards, and does not correspond to the actual value that will be recognized by the named executive officer, which depends solely on the achievement of specified performance objectives over the performance period.

(4) This column represents the dollar amount recognized for financial statement reporting purposes with respect to the 2009 fiscal year for the fair value of stock options granted to each of the named executive officers in fiscal 2009, as well as prior fiscal years, in accordance with SFAS 123R. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. No option awards granted to the Named Executive Officers were forfeited during fiscal 2009. For additional information on the valuation assumptions with respect to the fiscal 2009 grants, refer to note 1 of the company's financial statements in the Form 10-K for the year ended October 2, 2009, as filed with the SEC. For information on the valuation assumptions with respect to option grants made prior to fiscal 2009, see the note on Other Stock-Related information for the company's financial statements in the Form 10-K for the respective year-end. See the Grants of Plan-Based Awards Table for information on options granted in fiscal 2009. These amounts reflect the company's accounting expense for these awards, and do not correspond to the actual value that will be recognized by the named executive officers.

(5) Mr. Chittipeddi was promoted to president on July 15, 2009.

(6) Includes $17,308 paid to Mr. Chittipeddi in lieu of vacation.

(7) Represents $4,151 paid for relocation expenses incurred.

(8) Ms. Hu became chief financial officer and senior vice president, business development on December 15, 2008, and chief financial officer, treasurer and senior vice president, business development on July 15, 2009.

(9) Includes a one-time bonus of $150,000 paid in connection with Ms. Hu's contributions to the divestiture of the company's Broadband Access business unit in her role as chief financial officer and a bonus payment of $22,206 made under the company's "Refresh and Renew" award program.

(10) Includes a one-time bonus of $100,000 paid in connection with Mr. Peterson's contributions to the divestiture of the company's Broadband Access business unit in his role as chief legal counsel and a bonus payment of $14,804 made under the company's "Refresh and Renew" award program.

(11) Ms. Roscher was formerly senior vice president and chief financial officer of the company. Ms. Roscher's employment with the company terminated on January 2, 2009.

(12) Includes $6,133 paid to Ms. Roscher in lieu of vacation.

(13) Represents a separation payment of $570,000 in accordance with Ms. Roscher's employment agreement. See "Potential Payments Upon Termination or Change in Control."

(A) The following table provides detail of amounts shown in the "All Other Compensation" column of the "Summary Compensation Table — Fiscal Years 2009, 2008 and 2007" for amounts paid during fiscal 2009.

Name	Insurance Premiums(a) ($)	Annual Physical ($)	Financial Planning(b) ($)	401(k) Match(c) ($)	Living/ Transportation Allowance(d) ($)	Total All Other Compensation ($)
D. Scott Mercer	2,322	—	—	—	120,000	122,322
Christian Scherp	456	4,352	5,625	1,731	90,000	102,164
Sailesh Chittipeddi . . .	815	—	—	1,846	—	2,661
Jean Hu.	756	1,724	—	3,469	—	5,949
Mark D. Peterson. . . .	918	—	—	3,420	—	4,338
Karen L. Roscher. . . .	4,174	—	—	—	—	4,174

(a) Includes imputed income for life insurance. Includes $3,939 COBRA reimbursement paid during fiscal year 2009 to Ms. Roscher per her separation agreement.

(b) Represents reimbursement for financial planning services rendered in fiscal year 2008 but paid in fiscal year 2009. The company elected to terminate this executive perquisite effective April 30, 2008.

(c) Represents the company matching contribution made to the executive's account under the company's Retirement Savings Plan. The company elected to suspend the matching contributions made under the plan effective January 31, 2009.

(d) In accordance with the executive's employment agreement as described below, this represents an allowance paid during fiscal 2009 for living and transportation expenses in connection with the executive assuming his current role.

Grants of Plan-Based Awards — Fiscal Year 2009

The following table provides information relating to plan-based awards granted to the named executive officers during the fiscal year ended October 2, 2009.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards ($)*			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/share)	Grant Date Fair Value of Stock and Option Awards ($)
		Threshold	Target	Maximum				
D. Scott Mercer	October 4, 2008	250,000	550,000	—	—	—	—	—
Christian Scherp	October 4, 2008	—	300,000	—	—	—	—	—
Sailesh Chittipeddi	October 4, 2008	—	300,000	—	—	—	—	—
Jean Hu	October 4, 2008	—	245,000	—	—	—	—	—
Mark D. Peterson	October 4, 2008	—	187,500	—	—	—	—	—
Karen L. Roscher	October 4, 2008	—	195,000	—	—	—	—	—

(*) Reflects the target payouts under the 2009 Performance Incentive Plan based on the named executive officer's fiscal year 2009 target bonus percentage multiplied by annualized base salary as of the end of fiscal year 2009. The actual amounts paid under the Performance Incentive Plan for fiscal year 2009 are set forth under the heading "Non-Equity Incentive Plan Compensation" in the Summary Compensation Table above.

Outstanding Equity Awards at 2009 Fiscal Year-End

The following table provides information relating to outstanding equity awards held by the named executive officers at fiscal year end, October 2, 2009.

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)
D. Scott Mercer.	—	—	—			
Christian Scherp	30,000	—	$15.3000	June 20, 2013		
	13,125	4,375(2)	$27.0000	February 7, 2014		
	16,875	5,625(3)	$14.1000	May 15, 2015		
Sailesh Chittipeddi . . .	7,500	—	$26.5000	June 7, 2014		
	13,125	4,375(4)	$26.5000	June 7, 2014		
	15,000	5,000(3)	$14.1000	May 15, 2015		
	12,500	12,500(5)	$ 5.9000	February 20, 2016		
Jean Hu.	1,575	—	$34.4660	April 3, 2010		
	797	—	$34.4660	April 3, 2012		
	28,377	—	$14.9000	June 14, 2013		
	4,000	—	$14.5000	June 15, 2013		
	7,500	2,500(2)	$27.0000	February 7, 2014		
	7,500	2,500(3)	$14.1000	May 15, 2015		
Mark D. Peterson	28,334	56,666(6)	$ 4.5000	March 19, 2016	16,666(7)	$44,665
Karen L. Roscher	100,000	—	$13.7000	April 2, 2010		

(1) Based on the closing price of Conexant's common stock on October 2, 2009, the last day of fiscal 2009, of $2.68 per share.

(2) Options granted on February 7, 2006 and vest annually in four installments (25% per year) starting on the first anniversary of the grant date.

(3) Options granted on May 15, 2007 and vest annually in three installments (50%, 25%, 25% per year) starting on the first anniversary of the grant date.

(4) Options granted on June 7, 2006 and vest annually in four installments (25% per year) starting on the first anniversary of the grant date.

(5) Options granted on February 20, 2008 and vest annually in two installments (50% per year) starting on the first anniversary of the grant date.

(6) Options granted on March 19, 2008 and vest annually in three installments (33⅓% per year) starting on the first anniversary of the grant date.

(7) RSUs were granted on March 19, 2008 and vest annually in three installments (33⅓% per year) starting on the first anniversary of the grant date.

Option Exercises and Stock Vested — Fiscal Year 2009

The following table provides information relating to option exercises by the named executive officers for the period October 4, 2008 through October 2, 2009, and on the vesting during that period of other stock awards previously granted to the named executive officers.

	Option Awards		Stock/Unit Awards	
Name	Number of Securities Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Securities Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
D. Scott Mercer	—	—	200,000	409,000
Christian Scherp	—	—	25,000	19,250
Sailesh Chittipeddi	—	—	25,000	19,250
Jean Hu	—	—	25,000	37,500
Mark D. Peterson	—	—	8,334	5,834
Karen L. Roscher	—	—	24,000	14,976

(1) The dollar amounts shown in this column for stock awards are determined by multiplying the number of shares or units, as applicable, that vested by the per-share closing price of Conexant common stock on the vesting date.

Non-qualified Deferred Compensation Table — Fiscal Year 2009

The following table provides information relating to non-qualified deferred compensation balances and contributions of the named executive officers for fiscal year 2009.

Non-qualified Deferred Compensation(1)

Name	Executive Contributions ($)	Conexant Contributions ($)	Aggregate Earnings on Underlying Investments(2) $	Aggregate Withdrawals/ Distributions(3) ($)	Aggregate Account Balance at End of Fiscal Year(4) ($)
D. Scott Mercer	N/A	N/A	N/A	N/A	N/A
Christian Scherp	0	0	(806)	(52,771)	0
Sailesh Chittipeddi	0	0	(6,077)	(84,910)	0
Jean Hu	0	0	(805)	(138,797)	0
Mark D. Peterson	N/A	N/A	N/A	N/A	N/A
Karen L. Roscher	N/A	N/A	N/A	N/A	N/A

(1) On May 30, 2008, the Conexant Systems, Inc. Board of Directors elected to terminate and liquidate the funds in the company's deferred compensation plan.

(2) Represents total market-based earnings for the 2009 fiscal year on all deferred compensation under the company's Deferred Compensation Plan based on the investment returns associated with the investment choices made by the named executive officer.

(3) The final distribution of remaining balances in the plan was made on July 1, 2009.

(4) Closing balance in the company's Deferred Compensation Plan II, which was established in 2005 and is section 409A compliant.

Employment and Separation Agreements

Named Executives Officers

D. Scott Mercer. On April 14, 2008, the company and Mr. Mercer entered into an employment agreement setting forth the terms and conditions of Mr. Mercer's employment as chief executive officer of the company. The agreement was amended as of April 22, 2009. The agreement provides that Mr. Mercer will serve as chief executive officer from April 14, 2008 through April 13, 2009. Following that initial term, the agreement will be automatically extended for additional one-year terms, unless either party notifies the other that it no longer wishes the extension to continue. In exchange for his services, Mr. Mercer will be paid an initial annual base salary of $550,000 and will be eligible for an annual performance bonus as determined by the Board of Directors or the Compensation Committee. His fiscal year 2008 target bonus was 100% of annual base salary (pro-rated for time worked in the fiscal year), provided that Mr. Mercer will receive bonuses of not less than $250,000 for each of fiscal years 2008 and 2009, each to be disbursed when normal bonuses are paid. For future periods, the Board of Directors or the Compensation Committee will determine Mr. Mercer's annual base salary (which may not be decreased) and annual target bonus. In lieu of a relocation package, Mr. Mercer receives payments of $10,000 per month (subject to applicable taxes) for living and transportation expenses.

Under the agreement, if the company terminates Mr. Mercer's employment as chief executive officer without "cause" or he resigns as chief executive officer and board member for "good reason" (each as defined in the agreement): (i) the company will pay him a cash lump-sum equal to (A) any unpaid base salary (and any other unpaid amounts) accrued through his termination date, (B) a pro-rata share of his target bonus for the fiscal year in which his termination occurs, (C) two times his base salary, (D) two times his annual target bonus, and (E) $200,000; (ii) the company will continue to provide coverage under the company's health insurance plan to him for 18 months after the date of his termination; and (iii) all of his options and non-performance based restricted stock units will become fully vested and Mr. Mercer may exercise all vested options until the earlier of (A) the second anniversary of his termination date or (B) the expiration date of such options set forth in the option awards. Pursuant to the April 2009 amendment, Mr. Mercer will be entitled to receive such separation payments and other benefits if the company terminates his employment as chief executive officer without "cause" or if he resigns as chief executive officer for "good reason" (each as defined in the agreement, as amended) even if he remains a director of the company following the termination.

In addition, if Mr. Mercer's employment terminates due to his death, all of Mr. Mercer's options and non-performance based restricted stock units will become fully vested, and Mr. Mercer's estate may exercise all vested options until the earlier of (A) the third anniversary of his termination date and (B) the expiration date of such options set forth in the option awards. If Mr. Mercer's employment terminates due to his "disability" (as defined in the agreement), the company will continue to provide coverage under the company's health insurance plan to him for 18 months after the date of his termination, all of Mr. Mercer's options and non-performance based restricted stock units will become fully vested, and Mr. Mercer may exercise all vested options until the earlier of (A) the second anniversary of his termination date and (B) the expiration date of such options set forth in the option awards.

Mr. Mercer is restricted from competing with the company (to the extent permitted by law) or soliciting employees or customers of the company during and for 12 months after the employment period. If a change in control (as defined in the agreement) occurs, Mr. Mercer's outstanding and unvested stock options and time-based restricted stock and restricted stock unit awards would become fully vested. Mr. Mercer will generally be made whole in the event of payment of any excise taxes imposed by the Internal Revenue Code of 1986, as amended (the "Code"), on certain change of control payments imposed pursuant to Sections 280G and 4999 of the Code and in the event of any payment of penalty tax and interest imposed by Code section 409A.

Christian Scherp. On April 14, 2008, the company and Mr. Scherp entered into an employment agreement setting forth the terms and conditions of his employment as president of the company. The agreement was amended as of August 27, 2009. The amended agreement provides that Mr. Scherp will serve as president of the company from April 14, 2008 through April 13, 2009. Mr. Scherp has also served as co-president since July 15, 2009. Following that initial term, the agreement will be automatically extended for additional one-year terms, unless either party notifies the other that it no longer wishes the extensions to continue. In exchange for his services, Mr. Scherp will be paid an initial annual base salary of $375,000 and will be eligible for an annual performance bonus as determined by the Board of Directors or the Compensation Committee. His fiscal year 2008 annual target bonus was 80% of annual base salary (with a minimum amount payable of $50,000), which was paid on the first payroll date in January 2009. For future periods, the Board of Directors or the Compensation Committee will determine Mr. Scherp's annual base salary (which may not be decreased) and annual target bonus. Pursuant to the agreement, Mr. Scherp's outstanding stock options will continue to vest in accordance with their current terms and conditions, and, upon Mr. Scherp's commencing employment as president, his performance share award of November 14, 2007 was amended to provide for an earlier cliff vesting date of January 2, 2009, advanced from the prior date of November 14, 2009, subject to his continued employment as president through January 2, 2009. In lieu of a relocation package, Mr. Scherp receives payments of $7,500 per month (subject to applicable taxes) for living and transportation expenses.

Under the agreement, if the company terminates Mr. Scherp's employment as president without "cause": (i) the company will pay him a cash lump-sum equal to (A) any unpaid base salary (and any other unpaid amounts) accrued through his termination date and (B) one times Mr. Scherp's annual base salary; (ii) the company will continue to provide coverage under the company's health insurance plan to him for 18 months after the date of his termination; and (iii) all of his options and non-performance based restricted stock units will become fully vested and Mr. Scherp may exercise all such options until the earlier of (A) the 18-month anniversary of his termination date and (B) the expiration date of such options set forth in the option awards. In addition, if Mr. Scherp's employment terminates due to his death, all of Mr. Scherp's options and non-performance based restricted stock units will become fully vested, and Mr. Scherp's estate may exercise all vested options until the earlier of (A) the third anniversary of his termination date and (B) the expiration date of such options set forth in the option awards. If Mr. Scherp's employment terminates due to his disability, the company will provide continued coverage under the company's health insurance plan to him for 18 months after the date of his termination, all of Mr. Scherp's options and non-performance based restricted stock units will become fully vested, and Mr. Scherp may exercise all vested options until the earlier of (A) the 18-month anniversary of his termination date and (B) the expiration date of such options set forth in the option awards. Mr. Scherp is restricted from competing with the company (to the extent permitted by law) or soliciting employees or customers of the company during and for 12 months after the employment period. If a change in control (as defined in the agreement) occurs, Mr. Scherp's outstanding and unvested stock options and time-based restricted stock and restricted stock unit awards would become fully vested.

Sailesh Chittipeddi. On April 14, 2008, the company entered into an employment agreement with Sailesh Chittipeddi as executive vice president, global operations and chief technology officer of the company, setting forth the terms and conditions of his employment. The agreement was amended as of August 27, 2009. Pursuant to the amended employment agreement, Mr. Chittipeddi will serve as executive vice president, global operations and chief technology officer from April 14, 2008 through April 13, 2009 and as co-president since July 15, 2009. Following that initial term, the agreement will be automatically extended for additional one-year terms, unless either party notifies the other that it no longer wishes the extensions to continue. In exchange for his services, Mr. Chittipeddi will be paid an initial annual base salary of $300,000 and will be eligible for an annual performance bonus as determined by the Board of Directors or the Compensation Committee. His fiscal year 2008 full year annual target bonus was 70% of his annual base salary. For future periods, the Board of Directors or the Compensation Committee will determine Mr. Chittipeddi's annual base salary (which may not be decreased) and annual target bonus. Commencing with the pay period beginning August 15, 2009, Mr. Chittipeddi's annual base salary was increased to $375,000 and his full target bonus for the 2009 fiscal year is 80% of his annual base salary. Pursuant to the agreement, Mr. Chittipeddi's outstanding stock options will continue to vest in accordance with their current terms and conditions and upon Mr. Chittipeddi's commencing employment as executive vice president, global operations and chief technology officer, his performance share award of

November 14, 2007 was amended to provide for an earlier cliff vesting date of January 2, 2009, advanced from the prior date of November 14, 2009, subject to his continued employment as executive vice president, global operations and chief technology officer through January 2, 2009.

Under the agreement, if the company terminates Mr. Chittipeddi's employment as executive vice president, global operations and chief technology officer without "cause": (i) the company will pay him a cash lump-sum equal to (A) any unpaid base salary (and any other unpaid amounts) accrued through his termination date, and (B) one times Mr. Chittipeddi's annual base salary; (ii) the company will continue to provide coverage under the company's health insurance plan to him and his eligible dependents for 18 months after the date of his termination; and (iii) all of his options and non-performance based restricted stock units will become fully vested and Mr. Chittipeddi may exercise all vested options until the earlier of (A) the 15 month anniversary of his termination date or (B) the expiration date of such options set forth in the option awards. In addition, if Mr. Chittipeddi's employment terminates due to his death, all of Mr. Chittipeddi's options and non-performance based restricted stock units will become fully vested, and Mr. Chittipeddi's estate may exercise all vested options until the earlier of (A) the third anniversary of his termination date and (B) the expiration date of such options set forth in the option awards. If Mr. Chittipeddi's employment terminates due to his disability, the company will continue to provide coverage under the company's health insurance plan to him and his eligible dependents for 18 months after the date of his termination, all of Mr. Chittipeddi's options and non-performance based restricted stock units will become fully vested, and Mr. Chittipeddi may exercise all vested options until the earlier of (A) the 15-month anniversary of his termination date and (B) the expiration date of such options set forth in the option awards. Mr. Chittipeddi is restricted from competing with the company (to the extent permitted by law) or soliciting employees or customers of the company during and for 12 months after the employment period. If a change in control (as defined in the agreement) occurs, Mr. Chittipeddi's outstanding and unvested stock options and time-based restricted stock and restricted stock unit awards would become fully vested.

Jean Hu. On April 25, 2008, the company and Ms. Hu entered into an employment agreement setting forth the terms and conditions of Ms. Hu's employment as senior vice president, strategy and business development. The agreement was amended as of August 27, 2009 to provide that Ms. Hu will serve as chief financial officer, treasurer and senior vice president, business development, effective July 15, 2009. Following that initial term, the agreement will be automatically extended for additional one-year terms, unless either party notifies the other that it no longer wishes the extensions to continue. In exchange for her services, Ms. Hu will be paid an annual base salary of $235,000 and will be eligible for an annual performance bonus as determined by the Board of Directors or the Compensation Committee. Her fiscal year 2008 annual target bonus was 45% of her base salary, which was disbursed when normal bonuses are paid. For future periods, the Board of Directors or the Compensation Committee will determine Ms. Hu's annual base salary (which may not be decreased) and annual target bonus. Commencing with the pay period beginning August 15, 2009, Ms. Hu's annual base salary was increased to $350,000 and her full year target bonus for the 2009 fiscal year is 70% of her annual base salary. Pursuant to the agreement, Ms. Hu also received equity compensation awards of 25,000 restricted stock units (adjusted for the reverse stock split), which vested on April 30, 2009.

Under the agreement, as amended, if the company terminates Ms. Hu's employment as senior vice president, business development, without "cause" or if she resigns as senior vice president, business development, for "good reason" (each as defined in the agreement), (i) the company will pay her a cash lump-sum equal to: (A) any unpaid salary (and any other unpaid amounts) accrued through her termination date, (B) one times Ms. Hu's annual base salary; (ii) the company will continue to provide coverage under the company's health insurance plan to her and her eligible dependents for 18 months after the date of her termination; and (iii) all of her options and non-performance based restricted stock units will become fully vested and Ms. Hu may exercise all vested options until the earlier of (A) the fifteen month anniversary of the termination date and (B) the expiration date of such options set forth in the option awards. In addition, if Ms. Hu's employment terminates due to her death, all of Ms. Hu's options and non-performance based restricted stock units will become fully vested, and Ms. Hu's estate may exercise all vested options until the earlier of (A) the third anniversary of her termination date and (B) the expiration date of such options set forth in the option awards. If Ms. Hu employment terminates due to her "disability" (as defined in the agreement), the company will provide continued coverage under the company's health insurance plan to her for 18 months after the date of his termination, all of Ms. Hu's options and non-performance based restricted stock units will become fully vested, and Ms. Hu may exercise all vested options until the earlier of (A) the third anniversary of her termination date and (B) the expiration date of such options set forth in the option awards. Ms. Hu is restricted from competing with the company (to the extent permitted by law) or soliciting employees or customers of the company during and for 12 months after the employment period. If a change in control (as defined in the agreement) occurs, Ms. Hu's outstanding and unvested stock options and time-based restricted stock and restricted stock unit awards would become fully vested.

Mark D. Peterson. On February 18, 2008, the company and Mr. Peterson entered into an employment agreement setting forth the terms and conditions of Mr. Peterson's employment as senior vice president, chief legal officer and secretary of the company. The agreement was amended May 29, 2008, April 22, 2009 and August 27, 2009. The agreement provides that Mr. Peterson will serve as senior vice president, chief legal officer and secretary from March 19, 2008 through March 18, 2010. Following that initial term, the agreement will be automatically extended for additional one-year terms, unless either party notifies the other that it no longer wishes the extensions to continue. In exchange for his services, Mr. Peterson will be paid an annual base salary of $312,500 and will be eligible for an annual performance bonus as determined by the Board of Directors or the Compensation Committee. His fiscal year 2008 annual target bonus was 60% of his base salary (pro-rated for time worked in the fiscal year) (with a minimum amount payable of at least $100,000 for fiscal year 2008), which was disbursed when normal bonuses were paid. For future periods, the Board of Directors or the Compensation Committee will determine Mr. Peterson's annual base salary (which may not be decreased) and annual target bonus.

Under the agreement, as amended, if the company terminates Mr. Peterson's employment as senior vice president, chief legal officer and secretary without "cause" or if he resigns as senior vice president, chief legal officer and secretary for "good reason" (each as defined in the agreement), (i) the company will pay him a cash lump-sum equal to: (A) any unpaid salary (and any other unpaid amounts) accrued through his termination date, (B) one times his annual base salary; (ii) the company will continue to provide coverage under the company's health insurance plan to him and his eligible dependents for 18 months after the date of his termination; and (iii) all of his options and non-performance based restricted stock units will become fully vested and Mr. Peterson may exercise all vested options until the earlier of (A) the fifteen month anniversary of the termination date and (B) the expiration date of such options set forth in the option awards. In addition, if Mr. Peterson's employment terminates due to his death, all of Mr. Peterson's options and non-performance based restricted stock units will become fully vested, and Mr. Peterson's estate may exercise all vested options until the earlier of (A) the third anniversary of his termination date and (B) the expiration date of such options set forth in the option awards. If Mr. Peterson's employment terminates due to his "disability" (as defined in the agreement), the company will provide continued coverage under the company's health insurance plan to him for 18 months after the date of his termination, all of Mr. Peterson's options and non-performance based restricted stock units will become fully vested, and Mr. Peterson may exercise all vested options until the earlier of (A) the fifteen month anniversary of the termination date and (B) the expiration date of such options set forth in the option awards. Mr. Peterson is restricted from competing with the company (to the extent permitted by law) or soliciting employees or customers of the company during and for 12 months after the employment period. If a change in control (as defined in the agreement) occurs, Mr. Peterson's outstanding and unvested stock options and time-based restricted stock and restricted stock unit awards would become fully vested.

Karen L. Roscher. Ms. Roscher served as senior vice president and chief financial officer of the company from September 10, 2007 to December 15, 2008. On August 24, 2007, the company and Ms. Roscher entered into an employment agreement setting forth the terms and conditions of Ms. Roscher's employment as senior vice president and chief financial officer. An amendment to the agreement was entered into on May 29, 2008. The agreement provided that Ms. Roscher will serve as senior vice president and chief financial officer from September 10, 2007 through September 9, 2009.

Following that initial term, the agreement would have been automatically extended for additional one-year terms, unless either party notified the other that it no longer wishes the extensions to continue. In exchange for her services, Ms. Roscher was paid an initial annual base salary of $325,000 and was eligible for an annual performance bonus as determined by the Board of Directors or the Compensation Committee, with a fiscal year 2008 annual target bonus of 60% of annual base salary, provided that Ms. Roscher received a bonus of not less than $100,000 for fiscal year 2008, disbursed when normal bonuses were paid. For future periods, the Board of Directors or the Compensation Committee was to determine Ms. Roscher's annual base salary (which may not be decreased) and annual target bonus.

Upon commencement of employment, in connection with her relocation to California, Ms. Roscher received certain relocation benefits, including allowances and reimbursements of relocation, home finding, home selling, temporary living and other expenses. These benefits were subject to (i) repayment in full if Ms. Roscher voluntarily terminated her employment or if her employment was terminated by the company for "cause" (as defined in her employment agreement) within one year of her hire date or (ii) partial repayment if such a termination occurs between one and two years of her hire date.

On December 18, 2008, company executed an agreement with Ms. Roscher (the "Roscher Agreement") (which became effective on December 26, 2008), pursuant to which Ms. Roscher's service as senior vice president and chief financial officer of the company ceased effective as of December 15, 2008 and on which date Ms. Roscher became a non-executive employee of the company, which position she held through January 2, 2009. Pursuant to the Roscher Agreement, the company elected to terminate Ms. Roscher's employment as senior vice president and chief financial officer with the company per section 8(b)(ii) of the original employment agreement between Ms. Roscher and the company dated August 24, 2007 (and amended May 29, 2008) (the "2007 Agreement"). Ms. Roscher will receive certain compensation and benefits that she is entitled to receive pursuant to the 2007 Agreement as a result of her termination "without cause" (as defined in the 2007 Agreement) from the company. Pursuant to her employment agreement, Ms. Roscher received a lump sum separation payment of $570,000 in full and final settlement of matters relating to her employment with the company, which was made on January 19, 2009. In addition, all of Ms. Roscher's stock options and shares of non-performance based restricted stock became vested and all vested stock options became exercisable for 15 months from the date of termination, after which time all of her stock options will expire. In addition, Ms. Roscher is restricted until January 2, 2010 from soliciting employees or customers of the company.

Termination of Employment and Change of Control Provisions of the Employment Agreements

Agreements between the company and each of Messrs. Mercer, Scherp, Chittipeddi, Peterson, Ms. Hu and Ms. Roscher contain provisions pursuant to which, if Conexant terminates an individual's employment without "cause," if Messrs. Mercer or Peterson resign for "good reason" (as defined in the employment agreements), or if the individual dies or is disabled, specified amounts will become payable by Conexant to the individual and Conexant will continue to provide certain benefits to the individual for a specified period after the termination, unless and until the individual receives similar benefits from another employer. Each agreement also restricts the individual from competing with Conexant or soliciting employees or customers of Conexant during the employment period and for 12 months thereafter. Pursuant to the agreements, certain outstanding equity awards will vest upon death, disability, or the occurrence of a change of control of the company. In addition, under each agreement, the individual will generally be made whole for any excise taxes imposed by the Code on certain change of control payments.

For the purposes of the employment agreements, circumstances of an executive's termination are defined as follows:

1) **Termination Due to Disability:** An NEO's employment will have terminated due to disability if, among other items, the NEO is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months.

2) **Termination for Cause:** The company will have "cause" for termination if, among other items, the NEO engages in gross negligence or willful conduct in the performance of the executive's duties which materially injures the company or its reputation.

3) **Termination for Good Reason:** Mr. Mercer may voluntarily terminate his employment for "good reason" if a material diminution in the executive's authority, duties or responsibilities, base salary or geographic location has occurred. Mr. Peterson may voluntarily terminate his employment for "good reason" if, in the absence of a written consent of the executive, the company requires the executive to be based at any office or location more than fifty miles from Newport Beach, California.

4) **Termination Without Cause:** The company will have terminated an NEO without cause if the NEO's employment has been terminated by the company for any reason other than "cause," "for good reason," death or disability.

5) **After Change of Control, Termination without Cause:** "Change of Control" is defined generally as:

- the acquisition by any individual, entity or group of beneficial ownership of 30% or more of either the then outstanding shares of Conexant common stock or the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors;
- a change in the composition of a majority of the Conexant Board of Directors which is not supported by the current Board of Directors;
- a major corporate transaction, such as a reorganization, merger or consolidation or sale or other disposition of all or substantially all of Conexant's assets, which results in a change in the majority of the Board of Directors or of more than 50% of Conexant's stockholders; or
- approval by Conexant's stockholders of the complete liquidation or dissolution of Conexant.

Potential Payments upon Termination of Employment or Change of Control

The following table sets forth the amount of cash severance compensation (including the fair market value of accelerated stock awards valued as of October 2, 2009, which was $2.68 per share, and the assumed value of $0 for stock options, since such stock options were "out of the money" with an exercise price in excess of the $2.68 price per share of company common stock) and the estimated cost of health and welfare benefits payable to each named executive officer upon death, disability, a voluntary termination or termination for cause, a termination without cause or for good reason and a termination following a Change of Control assuming termination of employment occurred on October 2, 2009. In the event that any of the severance payments are subject to federal excise taxes under the "golden parachute" provisions of the Code, Conexant will provide certain named executive officers a gross-up for any such excise taxes plus any excise, income or payroll taxes owed on the payment of the gross-up for the excise taxes. Where applicable, these amounts are reflected in the table under the Change of Control column.

Estimated Potential Incremental Payments Upon Separation — Fiscal Year 2009

	Death ($)	Disability ($)	Voluntary Termination or Termination for Cause ($)	Termination without Cause or for Good Reason(1) ($)	After Change of Control, Termination without Cause ($)
D. Scott Mercer					
Cash Severance	—	—	—	2,400,000	2,400,000
Health and Welfare Benefits (continuation)	—	7,689	—	7,689	7,689
Economic Value of Accelerated Equity(2)	—	—	—	—	—
280G Conditional Tax Gross-Up Amount(3)	N/A	N/A	N/A	N/A	1,151,826
Total Estimated Incremental Value	0	7,689	0	2,407,689	3,559,515

	Death ($)	Disability ($)	Voluntary Termination or Termination for Cause ($)	Termination without Cause or for Good Reason(1) ($)	After Change of Control, Termination without Cause ($)
Christian Scherp					
Cash Severance	—	—	—	375,000	375,000
Health and Welfare Benefits (continuation)	—	23,244	—	23,244	23,244
Economic Value of Accelerated Equity(2)	—	—	—	—	—
280G Conditional Tax Gross-Up Amount(4)	N/A	N/A	N/A	N/A	N/A
Total Estimated Incremental Value	**0**	**23,244**	**0**	**398,244**	**398,244**
Sailesh Chittipeddi					
Cash Severance	—	—	—	375,000	375,000
Health and Welfare Benefits (continuation)	—	21,389	—	21,389	21,389
Economic Value of Accelerated Equity(2)	—	—	—	—	—
280G Conditional Tax Gross-Up Amount(4)	N/A	N/A	N/A	N/A	N/A
Total Estimated Incremental Value	**0**	**21,389**	**0**	**396,389**	**396,389**
Jean Hu					
Cash Severance	—	—	—	350,000	350,000
Health and Welfare Benefits (continuation)	—	11,832	—	11,832	11,832
Economic Value of Accelerated Equity(2)	—	—	—	—	—
280G Conditional Tax Gross-Up Amount(4)	N/A	N/A	N/A	N/A	N/A
Total Estimated Incremental Value	**0**	**11,832**	**0**	**361,832**	**361,832**
Mark D. Peterson					
Cash Severance	—	—	—	312,500	312,500
Health and Welfare Benefits (continuation)	—	19,352	—	19,352	19,352
Economic Value of Accelerated Equity(2)	44,665	44,665	—	44,665	44,665
280G Conditional Tax Gross-Up Amount(4)	N/A	N/A	N/A	N/A	N/A
Total Estimated Incremental Value	**44,665**	**64,017**	**0**	**376,517**	**376,517**
Karen L. Roscher(5)					
Cash Severance	N/A	N/A	N/A	570,000	N/A
Health and Welfare Benefits (continuation)	N/A	N/A	N/A	3,851	N/A
Economic Value of Accelerated Equity(6)	N/A	N/A	N/A	18,240	N/A
280G Conditional Tax Gross-Up Amount(4)	N/A	N/A	N/A	N/A	N/A
Total Estimated Incremental Value	**0**	**0**	**0**	**592,091**	**0**

(1) Only Messrs. Mercer and Peterson would be entitled to receive severance benefits upon Termination for Good Reason.

(2) Options are valued at $0 as of October 2, 2009 (Change of Control date).

(3) Gross-up only given if parachute payment is 10% above the IRS safe harbor amount.

(4) Not eligible for gross-up payment.

(5) As noted above, Ms. Roscher's employment was terminated by the company effective January 2, 2009. The table above reflects the severance benefits actually paid or provided to Ms. Roscher in connection with her termination.

(6) Ms. Roscher's stock options are underwater and currently have a Black-Scholes percentage of 0% with a 15-month exercise period. The accelerated equity value reflects exercise value of her RSUs only.

Equity Compensation Plan Information

The following table provides information as of October 2, 2009 about shares of the company's common stock that may be issued upon the exercise of options, warrants and rights granted to employees, consultants or directors under all of the company's existing equity compensation plans, including the company's 1999 Long-Term Incentives Plan, as amended, 2000 Non-Qualified Stock Plan, as amended, Directors Stock Plan, as amended, Amended and Restated 2001 Employee Stock Purchase Plan, 1999 Non-Qualified Employee Stock Purchase Plan, as amended, 2001 Performance Share Plan, and 2004 New-Hire Equity Incentive Plan, as well as the GlobespanVirata 1999 Equity Incentive Plan, 1999 Supplemental Stock Options Plan, and Amended and Restated 1999 Stock Incentive Plan assumed in the company's merger with GlobespanVirata, Inc. (collectively, the "Equity Compensation Plans"). The table does not include information with respect to shares subject to outstanding options granted under equity compensation plans assumed by the company in connection with other mergers and acquisitions of the companies which originally granted those options. Footnote (8) to the table sets forth the total number of shares of the company's common stock issuable upon exercise of those assumed options as of October 2, 2009 and the weighted average exercise price of those options. No additional options may be granted under these assumed plans.

	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by stockholders			
Stock plans	791,766(1)	$32.51	2,435,971(2)
ESPP (domestic)			462,273(3)
Directors stock plan	154,182	$28.42	158,039(4)
Total	**945,948**		**3,056,283**
Equity compensation plans not approved by stockholders			
Stock plans	2,874,332	$19.28	5,653,928
2004 New Hire plan	501,899(5)	$13.11	1,082,860
ESPP (international)			224,884(6)
Performance share plan	0		204,552(7)
Total	**3,376,231**(8)		**7,166,224**
Grand Total	**4,322,179**		**10,222,507**

(1) Includes 12,500 RSUs which do not have an exercise price.

(2) Includes shares of Conexant common stock issuable upon exercise of outstanding options under the GlobespanVirata 1999 Equity Incentive Plan, 1999 Supplemental Stock Option Plan and Amended and Restated 1999 Stock Incentive Plan assumed by Conexant in connection with the company's merger with GlobespanVirata, Inc.

(3) Includes shares of Conexant common stock subject to purchase rights accruing under the Amended and Restated 2001 Employee Stock Purchase Plan. The Amended and Restated 2001 Employee Stock Purchase Plan provides that the maximum authorized shares thereunder will be automatically increased by an additional 250,000 shares, or such lesser number as the Board may determine, on October 1 of each year commencing with October 1, 2003 and ending on October 1, 2012, for a maximum increase of 2,500,000 additional shares.

(4) Effective on October 1, 2008, the maximum number of shares issuable under the Directors Stock Plan was automatically increased by 37,201 shares. The Directors Stock Plan, as amended effective November 14, 2007 (the "Plan"), provides that the maximum number of shares under the Plan is automatically increased on the first day of each fiscal year by an additional amount equal to the greater of 25,000 or 0.075% of the shares of Conexant common stock outstanding on that date, subject to the Board of Directors being authorized and empowered to select the smaller amount. As of February 13, 2009, the Board suspended this plan.

(5) Includes 16,666 RSUs which do not have an exercise price.

(6) Includes shares of Conexant common stock subject to purchase rights accruing under the 1999 Non-Qualified Employee Stock Purchase Plan.

(7) Under the 2001 Performance Share Plan, the performance share awards may be paid in shares of Conexant common stock, cash or both. See "— Equity Compensation Plans Not Approved by Stockholders — 2001 Performance Share Plan" below.

(8) The table does not include information for certain equity compensation plans assumed by Conexant in connection with mergers and acquisitions of the companies which originally established those plans. As of October 2, 2009, a total of 52,787 shares of Conexant common stock were issuable upon exercise of outstanding options under those assumed plans and the weighted average exercise price of those outstanding options was $166.20 per share. No additional options may be granted under those assumed plans.

Equity Compensation Plans Not Approved by Stockholders

1999 Non-Qualified Employee Stock Purchase Plan

The company's 1999 Non-Qualified Employee Stock Purchase Plan (the "Non-Qualified ESPP") was adopted by the Board of Directors on May 14, 1999 and was subsequently amended on August 13, 1999, July 18, 2002, July 22, 2004, November 2, 2005 and August 15, 2007. The Non-Qualified ESPP has not been approved by the company's stockholders. Employees of the company's subsidiaries located in certain countries outside the U.S. who are not officers or directors of the company may be eligible to participate in the Non-Qualified ESPP. The Board of Directors reserved 590,000 shares of the company's common stock for issuance under the Non-Qualified ESPP, subject to adjustment under certain circumstances.

The Non-Qualified ESPP permits eligible employees to purchase shares of the company's common stock at the end of each offering period at 85% of the lower of the fair market value of the company's common stock on the first trading day of the offering period or on the last trading day of the offering period. Under the Non-Qualified ESPP, employees may authorize the company to withhold up to 15% of their compensation for each pay period to purchase up to 200 shares per offering period, subject to certain limitations. Offering periods generally commence on the first trading day of February and August of each year and are generally six months in duration, but may be terminated earlier under certain circumstances. As of October 2, 2009, an aggregate of 224,884 shares of the company's common stock were available for future purchases under the Non-Qualified ESPP.

As of August 1, 2008, the company suspended the Non-Qualified ESPP. On October 29, 2009, the company has reactivated the plan for future use.

2000 Non-Qualified Stock Plan

The company's 2000 Non-Qualified Stock Plan (the "2000 Plan") was adopted by the Board of Directors on November 5, 1999 and was most recently amended on February 26, 2003. The 2000 Plan has not been approved by the company's stockholders. The 2000 Plan authorizes grants of non-qualified stock options and restricted stock. An aggregate of 10,230,094 shares of the company's common stock are authorized for issuance or delivery under the 2000 Plan, provided that no more than 300,000 shares will be available for grants of restricted stock, in each case, subject to adjustment under certain circumstances.

Restricted stock may be granted only to employees, including officers and directors, of the company. Stock options granted under the 2000 Plan will have an exercise price per share equal to the fair market value per share of the company's common stock at the date of grant. Generally, each option will vest in installments over a four year period, with 25% of the shares becoming exercisable each year on the anniversary of the date of grant. In connection with the company's Exchange Offer, replacement options granted on June 14, 2005 under the 2000 Plan vest in installments over a three-year period. Stock options granted under the 2000 Plan may not be exercised after eight years from the date of grant. As of October 2, 2009, an aggregate of 5,653,928 shares were available for future grants under the 2000 Plan.

At the time of the company's merger with GlobespanVirata, Inc. (the "Merger"), Conexant stockholders approved the assumption and adoption by Conexant of GlobespanVirata's 1999 Equity Incentive Plan, 1999 Supplemental Stock Option Plan and Amended and Restated 1999 Stock Incentive Plan (collectively, the "GlobespanVirata stock plans"). Additionally, stockholders approved Conexant's use of the shares remaining available for grant under the GlobespanVirata stock plans at the time of the Merger, as well as any additional shares that may become available for grant under the GlobespanVirata stock plans as a result of cancellations, forfeitures, lapses or other terminations of outstanding awards (in each case after adjustment to reflect the merger exchange ratio), for grant of awards by Conexant after the Merger under the GlobespanVirata stock plans or under Conexant's stock plans, including Conexant's 1999 LTIP and the 2000 Plan. As of October 2, 2009, a total of 2,435,971 shares were available for issuance under these plans, which are included on the "Equity compensation plans approved by stockholders" section of the Equity Compensation Plan table. The plan remains in place as long as there are outstanding awards under the plan, however the ability for the company to grant equity awards from this plan expired on November 4, 2009.

2001 Performance Share Plan

The company's 2001 Performance Share Plan (the "Performance Share Plan") was adopted by the Board of Directors on November 2, 2001. The Performance Share Plan has not been approved by the company's stockholders. An aggregate of 400,000 shares of the company's common stock are authorized for grants of performance share awards under the Performance Share Plan, subject to adjustment under certain circumstances.

The Performance Share Plan permits eligible employees to receive grants of performance share awards which vest based on performance criteria and continued employment with the company from the grant date through the time of vesting. The value of the performance share award will equal the fair market value of the company's common stock. Employees whose performance share awards vest are entitled to receive a payment in the form of shares of the company's common stock, cash or both. As of October 2, 2009, an aggregate of 204,552 shares of the company's common stock were available for future grants under the Performance Share Plan.

2004 New-Hire Incentive Plan

The company's 2004 New-Hire Incentive Plan (the "New-Hire Plan") was adopted by the Board of Directors on February 6, 2004. The New-Hire Plan has not been approved by the company's stockholders. An aggregate of 1,200,000 shares of the company's common stock were authorized for grants of stock or stock options under the New-Hire Plan, subject to adjustment under certain circumstances. The New-Hire Plan has an evergreen feature so that at the start of each new fiscal year of the company the number of shares authorized for grants is adjusted to add as many shares as needed to bring the aggregate available shares up to 1,000,000.

The New-Hire Plan permits the company to make grants of equity compensation to new employees in a merger or acquisition or to persons not previously a director of or employed by the company, or following a *bona fide* period of non-employment by the company, if the equity grant is a material inducement in the person's entering into employment with the company. As of October 2, 2009, an aggregate of 1,082,860 shares of the company's common stock were available for future grants under the New Hire

Plan, which number of shares includes additional shares that may have become available for grant as a result of cancellations, forfeitures, lapses or other terminations of outstanding awards.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Policies and Procedures for Approval of Related Person Transactions

Our board of directors has adopted a written Related Person Transactions Policy. The purpose of this policy is to describe the procedures used to identify, review, approve and disclose, if necessary, any transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which (i) the company was, is or will be a participant, (ii) the aggregate amount involved exceeds $120,000, and (iii) a related person has or will have a material direct or indirect interest. For purposes of the policy, a related person is (i) any person who is, or at any time since the beginning of the last fiscal year was, one of our directors or executive officers or a nominee to become a director, (ii) any person who is known to be the beneficial owner of more than 5% of the company's common stock, (iii) any immediate family member of any of the foregoing persons, or (iv) any firm, corporation or other entity in which any of the foregoing persons is employed or is a general partner or principal or in a similar position, or in which all of the related persons, in the aggregate, have a 10% or greater beneficial ownership interest.

Under the policy, once a related person transaction has been identified, the Audit Committee must review the transaction for approval or ratification. In determining whether to approve or ratify a related person transaction, the Audit Committee is to consider all relevant facts and circumstances of the related person transaction available to the Audit Committee. The Audit Committee must approve only those related person transactions that are in, or not inconsistent with, the company's best interests and the best interests of the company's stockholders, as the Audit Committee determines in good faith. No member of the Audit Committee will participate in any consideration of a related person transaction with respect to which that member or any of his or her immediate family is a related person.

Related Person Transactions

Indemnification Agreements

The company has entered into indemnification agreements with each of its directors and executive officers and with certain other executives. The indemnification agreements require the company to indemnify these individuals to the fullest extent permitted by Delaware law and to advance expenses incurred by them in connection with any proceeding against them with respect to which they may be entitled to indemnification by the company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

To Conexant's knowledge, the following table sets forth information regarding ownership of Conexant's outstanding common stock on November 27, 2009 by each director and Named Executive Officer and all directors and executive officers as a group. Except as otherwise indicated below and subject to applicable community property laws, each owner has sole voting and sole investment power with respect to the stock listed. Percentage ownership in the table below is based on 58,918,219 shares of Conexant common stock outstanding as of November 27, 2009.

Beneficial Ownership as of November 27, 2009

	Common Stock	
Name	**Shares(1)(2)**	**Percent of Class(1)**
William E. Bendush	1,000	*
Steven J. Bilodeau	13,594	*
Sailesh Chittipeddi	63,087	*
Dwight W. Decker	445,623	*
F. Craig Farrill	24,454	*
Jean Hu	66,489	*
Balakrishnan S. Iyer	82,031	*
Matthew E. Massengill	1,000	*
D. Scott Mercer	298,914	*
Mark D. Peterson	33,121	*
Karen Roscher	0	*
Christian Scherp	77,062	*
Jerre Stead	29,374	*
All of the above persons	1,137,749	1.9%

* Less than 1%.

(1) For purposes of computing the percentage of outstanding shares beneficially owned by each person, shares of which such person has a right to acquire beneficial ownership within 60 days have been included in both the number of shares owned by that person and the number of shares outstanding, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

(2) Includes 5,636 shares granted to Mr. Stead and 376 shares granted to Mr. Farrill as restricted stock under the Conexant Directors Stock Plan.

There are no persons known to Conexant to be beneficial owners of more than 5% of any class of Conexant's voting securities outstanding as of November 27, 2009.

PROPOSAL No. 2 — APPROVAL OF AMENDMENT TO THE COMPANY'S RESTATED CERTIFICATE OF INCORPORATION

The Board of Directors believes that it is in the company's best interest to approve a proposal to amend the company's Restated Certificate of Incorporation to increase the number of authorized shares of common stock, par value $0.01, on the same terms as the shares of common stock now authorized.

As of November 27, 2009, 58,918,219 of Conexant's 100,000,000 currently authorized shares of common stock were issued and outstanding. Of the remaining authorized shares of common stock, 1,082,935 shares were reserved for issuance in connection with the company's stock-based compensation plans and approximately 5.081 million shares were reserved for issuance upon conversion of the company's outstanding 4% Convertible Subordinated Notes due March 2026. As of

November 27, 2009, none of Conexant's 25,000,000 currently authorized shares of Preferred Stock were issued and outstanding.

On June 27, 2008, Conexant effected a 1-for-10 reverse split of the company's common stock following significant decreases in the market price for the company's common stock coupled with the possibility that the company might risk being delisted from the NASDAQ Global Select Market (NASDAQ) unless its stock price increased and remained above $1.00 per share for a designated period of time. The reverse split resulted in a reduction of the number of shares of Conexant common stock authorized for issuance.

The purpose of the proposed amendment is to allow Conexant to have a sufficient number of shares of authorized and unissued common stock, which can be used for such corporate purposes as may, from time to time, be considered advisable by the Board. Having such shares available for issuance in the future will give the company greater flexibility and will allow the shares to be issued as determined by the Board without the expense and delay of a special meeting of our stockholders to approve the additional authorized capital stock. The corporate purposes for which the company may issue common stock could include, without limitation, exchange offers of debt for equity, new equity offerings to raise capital, restructuring of existing debt, acquisitions, and providing incentives to employees, officers and directors pursuant to our various stock plans or in connection with the adoption of additional stock-based incentive plans, such as the 2010 Stock Plan. The Board will determine the terms of any such issuance of additional shares.

The increase in our authorized common stock will not have any immediate effect on the rights of existing stockholders. To the extent that the additional authorized shares are issued in the future, such shares will have a dilutive effect on the voting power and percentage equity ownership of our existing shareowners and, depending on the price at which they are issued, may have a dilutive effect on both the book value and market value of shares owned by our existing stockholders. The holders of our common stock have no preemptive rights to subscribe for or purchase any additional shares of our common stock that may be issued in the future.

The company has not proposed the increase in the authorized number of shares with the intention of using the additional shares for anti-takeover purposes, although the company could theoretically use the additional shares to make more difficult or to discourage an attempt to acquire control of the company because the issuance of such additional shares could be used to dilute the stock ownership or voting rights of a person seeking to obtain control of the company.

If this proposal is approved, the first paragraph of Article FOURTH of the Restated Certificate of Incorporation will be amended to read as follows:

> "FOURTH: The total number of shares of all classes of stock which the company shall have the authority to issue is 225,000,000, of which 25,000,000 shares without par value are to be of a class designated Preferred Stock and 200,000,000 shares of the par value of $0.01 each are to be of a class designated common stock."

The company does not have any current plans, agreements or understandings for stock issuances which in the aggregate would involve the use of a number of shares that exceeds the amount currently authorized but unissued.

On November 11, 2009, the Board unanimously adopted resolutions setting forth the proposed amendment to the Restated Certificate of Incorporation, which is appended to this Proxy Statement as Appendix A, declaring its advisability and directing that the proposed amendment be submitted to the stockholders for their approval at the Annual Meeting. If adopted by the stockholders, the amendment will become effective upon filing of an appropriate amendment to the company's Restated Certificate of Incorporation with the Secretary of State of the State of Delaware.

Required Vote and Board Recommendation

Proposal No. 2 requires the affirmative vote of a majority of the outstanding shares of common stock entitled to vote at the Annual Meeting. Abstentions and broker non-votes will have the same effect as votes "against" the proposal.

Our Board of Directors believes that approval of Proposal No. 2 is in our best interests and the best interests of our stockholders for the reasons stated above.

The Board of Directors recommends a vote FOR approval of the amendment to the company's Restated Certificate of Incorporation. Unless a contrary choice is specified, proxies solicited by the Board of Directors will be voted FOR approval of the amendment.

PROPOSAL NO. 3 — APPROVAL OF 2010 EQUITY INCENTIVE PLAN

The Conexant Systems, Inc. 2010 Equity Incentive Plan, or the 2010 Plan, was adopted by the Board on December 18, 2009, subject to stockholder approval. The 2010 Plan is the successor to the following plans: (i) the Conexant Systems, Inc. 1999 Long-Term Incentives Plan, as amended, (ii) the Conexant Systems, Inc. Directors Stock Plan, as amended, (iii) the Conexant Systems, Inc. 2000 Non-Qualified Stock Plan, as amended, (iv) the GlobespanVirata, Inc. 1999 Equity Incentive Plan, as amended, (v) the GlobespanVirata, Inc. 1999 Supplemental Stock Option Plan, as amended, (vi) the Amended and Restated GlobespanVirata, Inc. 1999 Stock Incentive Plan, as amended, and (vii) the Conexant Systems, Inc. 2001 Performance Share Plan (together, the "Prior Plans"). We also maintain our 2004 New Hire Equity Incentive Plan (the "2004 Plan") which is a plan that may be used only for grants to persons not previously employed by the company (or following a bona fide period of non-employment) as an inducement to their entering into employment with us. This plan was not approved by our stockholders pursuant to NASDAQ Listing Rule 5635(c)(4). The 2004 Plan contains a feature (the "Evergreen Feature") that automatically increases the number of shares reserved for issuance under the 2004 Plan each year, for a period of ten years, unless our Board determines not to so increase the 2004 Plan's share reserve. Our Board has determined that the share reserve should not be increased.

All outstanding stock awards granted under the Prior Plans will continue to be subject to the terms and conditions as set forth in the agreements evidencing such stock awards and the terms of the Prior Plans, provided, however, that if the stockholders of the Company approve this Proposal No. 3, (i) no additional stock awards will be granted under the Prior Plans, (ii) we will eliminate the Evergreen Feature under the 2004 Plan, and (iii) any shares subject to outstanding stock awards granted under the Prior Plans after October 2, 2009 that expire or terminate for any reason prior to the exercise or settlement or are forfeited because of the failure to meet a contingency or condition required to vest such shares or are reacquired or withheld to satisfy a tax withholding obligation other than an option or stock appreciation right, shall become available for issuance pursuant to awards granted under the 2010 Plan. Any shares remaining available for issuance pursuant to the exercise of options or settlement of stock awards under the Prior Plans as of the effective date of the 2010 Plan shall become available for issuance pursuant to stock awards granted under the 2010 Plan.

This Proposal No. 3 seeks an increase in the number of shares that may be issued under the 2010 Plan beyond those remaining available for future grant under the Prior Plans on October 2, 2009 by 3,103,734 shares. At October 2, 2009, stock awards (net of cancelled or expired awards) covering an aggregate of 4,374,966 shares were outstanding under the Prior Plans and 8,896,266 shares remained available for future grant under the Prior Plans. In addition, at October 2, 2009, 1,082,860 shares remained available for future grant under the 2004 Plan.

The approval of the 2010 Plan will allow us to continue to grant stock options and other awards at levels determined appropriate by our Board. The 2010 Plan will also provide us with flexibility in designing equity incentives in an environment where a number of companies have moved from traditional option grants to other stock-based awards, including stock appreciation rights, restricted stock awards, restricted stock unit awards, performance stock awards and performance cash awards. Accordingly, the 2010 Plan will allow us to utilize a broad array of equity incentives and performance cash incentives in order to secure and retain the services of our employees, consultants and directors, and to provide long term incentives that align the interests of our employees, consultants and directors with the interests of our stockholders.

In this Proposal No. 3, stockholders are requested to approve the 2010 Plan. The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote on this proposal will be required to approve the adoption of the 2010 Plan. Abstentions will be counted toward the tabulation of votes cast on the proposal and will have the same effect as negative votes. Broker non-votes are counted toward a quorum, but are not counted for any purpose in determining whether this matter has been approved.

Description of the 2010 Equity Incentive Plan

The material features of the 2010 Plan are outlined below. This summary is qualified in its entirety by reference to the complete text of the 2010 Plan. Stockholders are urged to read the actual text of the 2010 Plan in its entirety, which is appended to this Proxy Statement as Appendix B.

Background

The terms of the 2010 Plan provide for the grant of stock options, restricted stock, restricted stock units, stock appreciation rights, other stock-related awards, and performance awards that may be settled in cash, stock, or other property.

Shares Available for Awards

If this Proposal No. 3 is approved, the total number of shares of our common stock reserved for issuance under the 2010 Plan will consist of:

- 12,000,000 shares; plus
- the number of shares that are subject to stock awards outstanding under the Prior Plans that after October 2, 2009 subsequently expire or terminate prior to exercise or settlement or are forfeited because of a failure to meet a contingency or condition required to vest such shares or are reacquired or withheld to satisfy a tax withholding obligation in connection with an award other than an option or stock appreciation right.

We call this aggregate number the "Share Reserve." The number of shares available for issuance under the 2010 Plan is reduced by (i) one share for each share of common stock issued pursuant to an option or stock appreciation right with a strike price of at least 100% of the fair market value of the underlying common stock on the date of grant that is granted under the 2010 Plan or is granted after October 2, 2009 under the Prior Plans, and (ii) 1.25 shares for each share of common stock issued pursuant to restricted stock, restricted stock units, performance stock awards, or other non-option stock awards that is granted under the 2010 Plan or is granted after October 2, 2009 under the Prior Plans. The Share Reserve does not limit the number of equity awards made under the 2010 Plan so long as the number of shares of common stock issued under equity awards made under the 2010 Plan does not exceed the Share Reserve.

As of October 2, 2009, options to purchase approximately 4,209,800 shares were outstanding, awards other than options and stock appreciation rights covering an aggregate of 165,166 were outstanding and 8,896,266 shares were available for future grant under the Prior Plans. As of October 2, 2009, 1,082,860 shares remained available for future grant under our 2004 Plan. The weighted average exercise price of all options outstanding as of October 2, 2009 was approximately $23.20 and the weighted average remaining term of such options was approximately 2.5 years. A total of 58,759,223 shares of our common stock were outstanding at November 23, 2009.

If, under the 2010 Plan, we issue common stock pursuant to a stock award and the common stock is later forfeited, then the forfeited shares will become available for issuance under the 2010 Plan. To the extent that a forfeited share had counted as 1.25 shares against the number of shares available under the 2010 Plan or there are any returning shares granted under the Prior Plans pursuant to an award other than on option or stock appreciation right, then the number of shares of common stock available for issuance under the 2010 Plan will increase by 1.25 shares for each forfeited or returning share. Any shares we reacquire pursuant to our withholding obligations in connection with a restricted stock award, restricted stock unit award, performance stock award or other stock award shall again become available for issuance under the 2010 Plan and will increase the share reserve by 1.25 shares. However, any shares we reacquire pursuant to our withholding obligations in connection with an option or stock appreciation right or as consideration for the exercise of an option or stock appreciation right, will not become available for issuance under the 2010 Plan. In addition, if the exercise price of any award is satisfied by the tender of shares of common stock to us (whether by actual delivery or attestation), the tendered shares do not become available for issuance under the 2010 Plan.

Eligibility

The 2010 Plan allows for the ability to make awards to all of our approximately 600 employees and our directors and consultants, and they may receive all types of awards other than incentive stock options. Incentive stock options may be granted under the 2010 Plan only to our employees and employees of our affiliates.

Administration

The 2010 Plan is administered by our Board of Directors, which may in turn delegate authority to administer the plan to a committee. Our Board of Directors has delegated administration of the 2010 Plan to the Compensation and Management Development Committee of the Board (the "Compensation Committee"), but may retain the authority to concurrently administer the 2010 Plan with the Compensation Committee and may, at any time, revest in itself some or all of the powers previously delegated to the Compensation Committee. Subject to the terms of the 2010 Plan, our Compensation Committee may determine the recipients, numbers and types of stock awards to be granted, and terms and conditions of the stock awards, including the period of their exercisability and vesting. Subject to the limitations set forth below, our Compensation Committee also determines the fair market value applicable to a stock award and the exercise price of options granted under the 2010 Plan.

In the discretion of the Board, the Compensation Committee may consist solely of two or more "non-employee directors" within the meaning of Rule 16b-3 of the Exchange Act or solely of two or more "outside directors" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended, including any applicable regulations and guidance thereunder (the "Code"). Our Compensation Committee has the authority to delegate its administrative powers under the 2010 Plan to a subcommittee consisting of members of the Compensation Committee. As used herein, except as explicitly stated otherwise, with respect to the 2010 Plan, the "Board" refers to any committee the Board appoints or, if applicable, any subcommittee, as well as to the Board itself.

Repricing

Under the 2010 Plan, the Board does not have the authority to reprice any outstanding equity awards by reducing the exercise price of the stock award or cancelling any outstanding stock awards in exchange for cash or other stock awards under the plan without obtaining the approval of our stockholders within 12 months prior to the repricing event.

Options

Options may be granted under the 2010 Plan pursuant to stock option agreements. The Plan permits the grant of options that qualify as incentive stock options, or ISOs, and nonstatutory stock options, or NSOs. Individual stock option agreements may be more restrictive as to any or all of the permissible terms described in this section.

The exercise price of NSOs may not be less than 100% of the fair market value of the common stock subject to the option on the date of grant. The exercise price of ISOs may not be less than 100% of the fair market value of the common stock subject to the option on the date of grant and, in some cases (see "Limitations" below), may not be less than 110% of such fair market value

In general, the term of stock options granted under the 2010 Plan may not exceed ten years. Unless the terms of an optionholder's stock option agreement provide for earlier or later termination, if an optionholder's service relationship with us, or any affiliate of ours, ceases due to (i) disability, the optionholder may exercise any vested options for up to 12 months after the date the service relationship ends or (ii) death, the optionholder, or his or her beneficiary, may exercise any vested options for up to 18 months after the date the service relationship ends. Except as explicitly provided otherwise in an optionholder's award agreement, if an optionholder's service relationship with us, or any affiliate of ours, is terminated for cause, all options terminate upon the date on which the event giving rise to the termination occurred, and the optionholder is prohibited from exercising any option from the time of such termination. If an optionholder's service relationship with us, or any affiliate of ours, ceases for any reason other than for cause or upon disability or death, the optionholder may exercise any vested options for up to three months after the date the service relationship ends, unless the terms of the stock option agreement provide for a longer or shorter period to exercise the option. In no event may an option be exercised after its expiration date. Under the 2010 Plan, the option term may be extended in the event that exercise of the option following termination of service is prohibited by applicable securities laws or if the sale of stock received upon exercise of an option would violate Conexant's insider trading policy. In no event, however, may any option be exercised beyond the expiration of its term.

Acceptable forms of consideration for the purchase of our common stock issued under the 2010 Plan will be determined by our Board and may include cash, check, bank draft or money order made payable to us, payment pursuant to a program developed under Regulation T as promulgated by the Federal Reserve Board, common stock previously owned by the optionholder or, for NSOs only, a net exercise feature, or other legal consideration approved by our Board.

Options granted under the 2010 Plan may become exercisable in cumulative increments, or "vest," as determined by our Board at the rate specified in the option agreement. Shares covered by currently outstanding options under the prior Plans typically vest over a three to four-year period during the participant's continuous employment by, or services as a director or consultant to, us or an affiliate of ours. Shares covered by different options granted under the 2010 Plan may be subject to different vesting schedules as our Board may determine. The Board also has flexibility to provide for accelerated vesting of equity awards in certain events.

Generally, an optionholder may not transfer a stock option other than by will or the laws of descent and distribution or a domestic relations order. However, to the extent permitted under the terms of the applicable stock option agreement, an optionholder may designate a beneficiary who may exercise the option following the optionholder's death.

Limitations

The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to ISOs that are exercisable for the first time by an participant during any calendar year under all of our stock plans may not exceed $100,000. The options or portions of options that exceed this limit are treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any affiliate unless the following conditions are satisfied:

- the option exercise price must be at least 110% of the fair market value of the stock subject to the option on the date of grant; and

- the term of any ISO award must not exceed five years from the date of grant.

The aggregate maximum number of shares of common stock that may be issued pursuant to the exercise of ISOs is 12,000,000 shares of common stock. In addition, no employee may be granted options, stock appreciation rights, or other stock awards under the 2010 Plan covering more than 2,500,000 shares of our common stock in any calendar year.

Restricted Stock Awards

Restricted stock awards will be granted pursuant to restricted stock award agreements. A restricted stock award may be granted in consideration for cash, check, bank draft or money order payable to us, the recipient's services performed for us or an affiliate of ours, or any other form of legal consideration acceptable to the Board. Shares of our common stock acquired under a restricted stock award may be subject to forfeiture to us in accordance with a vesting schedule to be determined by our Board. Rights to acquire shares of our common stock under a restricted stock award may be transferred only upon such terms and conditions as are set forth in the restricted stock award agreement.

Restricted Stock Unit Awards

Restricted stock unit awards will be granted pursuant to restricted stock unit award agreements. Payment of any purchase price may be made in any legal form acceptable to the Board. We will settle a payment due to a recipient of a restricted stock unit award by delivery of shares of our common stock, by cash, by a combination of cash and stock as deemed appropriate by our Board, or in any other form of consideration determined by our Board and set forth in the restricted stock unit award agreement. Dividend equivalents may be credited in respect of shares of our common stock covered by a restricted stock unit award. Restricted stock unit awards may be subject to vesting in accordance with a vesting schedule to be determined by our Board. Except as otherwise provided in the applicable restricted stock unit award agreement, restricted stock units that have not vested will be forfeited upon the participant's termination of continuous service for any reason.

Stock Appreciation Rights

Stock appreciation rights will be granted pursuant to a stock appreciation rights agreements. Each stock appreciation right is denominated in common stock share equivalents. The strike price of each stock appreciation right will be determined by our Board, but shall in no event be less than 100% of the fair market value of the stock subject to the stock appreciation right at the time of grant. Our Board may also impose restrictions or conditions upon the vesting of stock appreciation rights that it deems appropriate. Stock appreciation rights may be paid in our common stock, in cash, in any combination of the two, or any other form of legal consideration approved by our Board and contained in the stock appreciation right agreement. Stock Appreciation Rights shall be subject to the same conditions upon termination and restrictions on transfer as stock options under the Plan.

Performance Awards

The 2010 Plan provides for the grant of two types of performance awards: performance stock awards and performance cash awards. Performance awards may be granted, vest or be exercised based upon the attainment during a certain period of time of certain performance goals. The length of any performance period, the performance goals to be achieved during the performance period, and the measure of whether and to what degree such performance goals have been attained shall be determined by the Compensation Committee. The maximum amount to be granted to any individual in a calendar year attributable to such performance awards may not exceed 2,000,000 shares of our common stock in the case of performance stock awards, or $5,000,000 in the case of performance cash awards.

In granting a performance-based award, the Compensation Committee will set a period of time (a "performance period") over which the attainment of one or more goals ("performance goals") will be measured for the purpose of determining whether the award recipient has a vested right in or to such award. Within the time period prescribed by Section 162(m) of the Code, at a time when the achievement of the performance goals remains substantially uncertain (typically before the 90th day of a performance period or the date on which twenty-five percent of the performance period has elapsed), the Compensation Committee will establish the performance goals, based upon one or more pre-established criteria ("performance criteria") enumerated in the 2010 Plan and described below. As soon as administratively practicable following the end of the performance period, the Compensation Committee will certify (in writing) whether the performance goals have been satisfied.

Performance goals under the 2010 Plan shall be determined by the our Compensation Committee, based on any one or more of the following performance criteria: (i) earnings (including earnings per share and net earnings); (ii) earnings before interest, taxes and depreciation; (iii) earnings before interest, taxes, depreciation and amortization; (iv) total stockholder return; (v) return on equity or average stockholder's equity; (vi) return on assets, investment, or capital employed; (vii) stock price; (viii) margin (including gross margin); (ix) income (before or after taxes); (x) operating income; (xi) operating income after taxes; (xii) pre-tax profit; (xiii) operating cash flow; (xiv) sales or revenue targets; (xv) increases in revenue or product revenue; (xvi) expenses and cost reduction goals; (xvii) improvement in or attainment of working capital levels; (xiii) economic value added (or an equivalent metric); (xix) market share; (xx) cash flow; (xxi) cash flow per share; (xxii) share price performance; (xxiii) debt reduction; (xxiv) implementation or completion of projects or processes; (xxv) customer satisfaction; (xxvi) stockholders' equity; (xxvii) capital expenditures; (xxiii) debt levels; (xxix) operating profit or net operating profit; (xxx) workforce diversity; (xxxi) growth of net income or operating income; (xxxii) billings; and (xxxiii) to the extent that an Award is not intended to comply with Section 162(m) of the Code, other measures of performance selected by the Compensation Committee.

The Compensation Committee is authorized to determine whether, when calculating the attainment of performance goals for a performance period as follows: (i) to exclude restructuring and/or other nonrecurring charges; (ii) to exclude exchange rate effects, as applicable, for non-U.S. dollar denominated Performance Goals; (iii) to exclude the effects of changes to generally accepted accounting principles; (iv) to exclude the effects of any statutory adjustments to corporate tax rates; and (v) to exclude the effects of any "extraordinary items" as determined under generally accepted accounting principles. In addition, the Compensation Committee retains the discretion to reduce or eliminate the compensation or economic benefit due upon attainment of performance goals.

Compensation attributable to performance-based awards under the 2010 Plan will qualify as performance-based compensation, provided that: (i) the award is granted by a compensation committee comprised solely of "outside directors," (ii) the award is granted (or exercisable) only upon the achievement of an objective performance goal established in writing by the compensation committee while the outcome is substantially uncertain, and (iii) the compensation committee certifies in writing prior to the granting (or exercisability) of the award that the performance goal has been satisfied.

Other Stock Awards

Other forms of stock awards valued in whole or in part with reference to our common stock may be granted either alone or in addition to other stock awards under the 2010 Plan. Our Board will have sole and complete authority to determine the persons to whom and the time or times at which such other stock awards will be granted, the number of shares of our common stock to be granted and all other conditions of such other stock awards. Other forms of stock awards may be subject to vesting in accordance with a vesting schedule to be determined by our Board.

Changes to Capital Structure

In the event of certain capitalization adjustments, the Board will appropriately adjust: (i) the class(es) and maximum number of securities subject to the 2010 Plan, (ii) the class(es) and maximum number of securities that may be issued pursuant to the exercise of incentive stock options, (iii) the class(es) and maximum number of securities that may be awarded to any person pursuant to Section 162(m) limits, and

(iv) the class(es) and number of securities and price per share of stock subject to outstanding stock awards.

Corporate Transactions

In the event of certain significant corporate transactions, the Board has the discretion to take one or more of the following actions with respect to outstanding stock awards under the 2010 Plan:

- arrange for assumption, continuation, or substitution of a stock award by a surviving or acquiring entity (or its parent company);
- arrange for the assignment of any reacquisition or repurchase rights applicable to any shares of our common stock issued pursuant to a stock award to the surviving or acquiring corporation (or its parent company);
- accelerate the vesting and exercisability of a stock award followed by the termination of the stock award;
- arrange for the lapse of any reacquisition or repurchase rights applicable to any shares of our common stock issued pursuant to a stock award;
- cancel or arrange for the cancellation of a stock award, to the extent not vested or not exercised, in exchange for appropriate cash consideration; and
- arrange for the surrender of a stock award in exchange for a payment equal to the excess of (a) the value of the property the holder of the stock award would have received upon the exercise of the stock award, over (b) any exercise price payable by such holder in connection with such exercise.

The Board need not take the same action for each stock award.

For purposes of the 2010 Plan, a corporate transaction will be deemed to occur in the event of (i) the consummation of a sale of all or substantially all of our consolidated assets, (ii) the consummation of a sale of at least 90% of our outstanding securities, (iii) the consummation of a merger or consolidation in which we are not the surviving corporation, or (iv) the consummation of a merger or consolidation in which we are the surviving corporation but shares of our outstanding Common Stock are converted into other property by virtue of the transaction.

Change in Control

A stock award may be subject to additional acceleration of vesting and exercisability upon or after specified change in control transactions (as defined in the 2010 Plan), as provided in the stock award agreement or in any other written agreement between us or any affiliate and the participant, but in the absence of such provision, no acceleration shall occur.

The acceleration of vesting of an award in the event of a corporate transaction or a change in control event under the 2010 Plan may be viewed as an anti-takeover provision, which may have the effect of discouraging a proposal to acquire or otherwise obtain control of Conexant.

Plan Amendments

Our Board will have the authority to amend or terminate the 2010 Plan. However, no amendment or termination of the plan will adversely affect any rights under awards already granted to a participant unless agreed to by the affected participant. We will obtain stockholder approval of any amendment to the 2010 Plan as required by applicable law.

Plan Termination

Unless sooner terminated by our Board, the 2010 Plan shall automatically terminate on the day before the tenth anniversary of the date the 2010 Plan is adopted by the Board or approved by our stockholders, whichever is earlier.

U.S. Federal Income Tax Consequences

The information set forth below is a summary only and does not purport to be complete. The information is based upon current federal income tax rules and therefore is subject to change when those rules change. Because the tax consequences to any recipient may depend on his or her particular situation, each recipient should consult the recipient's tax adviser regarding the federal, state, local, and other tax consequences of the grant or exercise of an award or the disposition of stock acquired as a result of an award. The 2010 Plan is not qualified under the provisions of Section 401(a) of the Code, and is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974. Our ability to realize the benefit of any tax deductions described below depends on our generation of taxable income. as well as the requirement of reasonableness, the provisions of Section 162(m) of the Code and the satisfaction of our tax reporting obligations.

Nonstatutory Stock Options

Generally, there is no taxation upon the grant of an NSO where the option is granted with an exercise price equal to the fair market value of the underlying stock on the grant date. On exercise, an optionholder will recognize ordinary income equal to the excess, if any, of the fair market value on the date of exercise of the stock over the exercise price. If the optionholder is employed by us or one of our affiliates, that income will be subject to withholding tax. The optionholder's tax basis in those shares will be equal to their fair market value on the date of exercise of the option, and the optionholder's capital gain holding period for those shares will begin on that date.

Subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code and the satisfaction of a tax reporting obligation, we will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the optionholder.

Incentive Stock Options

The 2010 Plan provides for the grant of stock options that qualify as "incentive stock options," as defined in Section 422 of the Code. Under the Code, an optionholder generally is not subject to ordinary income tax upon the grant or exercise of an ISO. If the optionholder holds a share received on exercise of an ISO for more than two years from the date the option was granted and more than one year from the date the option was exercised, which is referred to as the required holding period, the difference, if any, between the amount realized on a sale or other taxable disposition of that share and the holder's tax basis in that share will be long-term capital gain or loss.

If, however, an optionholder disposes of a share acquired on exercise of an ISO before the end of the required holding period, which is referred to as a disqualifying disposition, the optionholder generally will recognize ordinary income in the year of the disqualifying disposition equal to the excess, if any, of the fair market value of the share on the date the ISO was exercised over the exercise price. However, if the sales proceeds are less than the fair market value of the share on the date of exercise of the option, the amount of ordinary income recognized by the optionholder will not exceed the gain, if any, realized on the sale. If the amount realized on a disqualifying disposition exceeds the fair market value of the share on the date of exercise of the option, that excess will be short-term or long-term capital gain, depending on whether the holding period for the share exceeds one year.

For purposes of the alternative minimum tax, the amount by which the fair market value of a share of stock acquired on exercise of an ISO exceeds the exercise price of that option generally will be an adjustment included in the optionholder's alternative minimum taxable income for the year in which the option is exercised. If, however, there is a disqualifying disposition of the share in the year in which the option is exercised, there will be no adjustment for alternative minimum tax purposes with respect to that share. In computing alternative minimum taxable income, the tax basis of a share acquired on exercise of an ISO is increased by the amount of the adjustment taken into account with respect to that share for alternative minimum tax purposes in the year the option is exercised.

We are not allowed an income tax deduction with respect to the grant or exercise of an ISO or the disposition of a share acquired on exercise of an ISO after the required holding period. If there is a disqualifying disposition of a share, however, we are allowed a deduction in an amount equal to the ordinary income includible in income by the optionholder, subject to Section 162(m) of the Code and provided that amount constitutes an ordinary and necessary business expense for us and is reasonable in amount, and either the employee includes that amount in income or we timely satisfy our reporting requirements with respect to that amount.

Restricted Stock Awards

Generally, the recipient of a restricted stock award will recognize ordinary compensation income at the time the stock is received equal to the excess, if any, of the fair market value of the stock received over any amount paid by the recipient in exchange for the stock. If, however, the stock is not vested when it is received (for example, if the employee is required to work for a period of time in order to have the right to sell the stock), the recipient generally will not recognize income until the stock becomes vested, at which time the recipient will recognize ordinary compensation income equal to the excess, if any, of the fair market value of the stock on the date it becomes vested over any amount paid by the recipient in exchange for the stock. A recipient may, however, file an election with the Internal Revenue Service, within 30 days of his or her receipt of the stock award, to recognize ordinary compensation income, as of the date the recipient receives the award, equal to the excess, if any, of the fair market value of the stock on the date the award is granted over any amount paid by the recipient in exchange for the stock.

The recipient's basis for the determination of gain or loss upon the subsequent disposition of shares acquired from stock awards will be the amount paid for such shares plus any ordinary income recognized either when the stock is received or when the stock becomes vested.

Subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code and the satisfaction of a tax reporting obligation, we will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the stock award.

Stock Appreciation Rights

We may grant under the 2010 Plan stock appreciation rights separate from any other award or in tandem with other awards under the 2010 Plan.

Where the rights are granted with a strike price equal to the fair market value of the underlying stock on the grant date and where the recipient may only receive the appreciation inherent in the stock appreciation rights in shares of our common stock, the recipient will recognize ordinary compensation income equal to the fair market value of the stock received upon such exercise. If the recipient may receive the appreciation inherent in the stock appreciation rights in cash or other property and the stock appreciation right has been structured to conform to the requirements of Section 409A of the Code, then the cash will be taxable as ordinary compensation income to the recipient at the time that the cash is received.

Subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code, and the satisfaction of a tax reporting obligation, we will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the stock appreciation right.

Restricted Stock Units

Generally, the recipient of a stock unit structured to conform to the requirements of Section 409A of the Code or an exception to Section 409A of the Code will recognize ordinary compensation income at the time the stock is delivered equal to the excess, if any, of the fair market value of the shares of our common stock received over any amount paid by the recipient in exchange for the shares of our common stock. To conform to the requirements of Section 409A of the Code, the shares of our common stock subject to a stock unit award may generally only be delivered upon one of the following events: a fixed calendar date (or dates), separation from service, death, disability or a change in control. If delivery occurs on another date, unless the stock units otherwise comply with or qualify for an exception to the requirements of Section 409A of the Code, in addition to the tax treatment described above, the recipient will owe an additional 20% federal tax and interest on any taxes owed.

The recipient's basis for the determination of gain or loss upon the subsequent disposition of shares acquired from stock units, will be the amount paid for such shares plus any ordinary income recognized when the stock is delivered.

Subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code and the satisfaction of a tax reporting obligation, we will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the stock award.

Section 162 Limitations

Compensation of persons who are "covered employees" of the company is subject to the tax deduction limits of Section 162(m) of the Code. Awards that qualify as "performance-based compensation" are exempt from Section 162(m), thereby permitting us to claim the full federal tax deduction otherwise allowed for such compensation. The 2010 Plan is intended to enable the Board or Compensation Committee to make awards, including cash performance awards, that will be exempt from the deduction limits of Section 162(m). Under Section 162(m), compensation attributable to stock options and stock appreciation rights will qualify as performance-based compensation if (i) such awards are approved by a compensation committee composed solely of "outside directors," (ii) the plan contains a per-employee limitation on the number of shares for which such awards may be granted during a specified period, (iii) the per-employee limitation is approved by the stockholders, and (iv) the exercise or strike price of the award is no less than the fair market value of the stock on the date of grant. Compensation attributable to restricted stock, restricted stock units, performance awards and other stock-based awards will qualify as performance-based compensation, provided that (i) the award is approved by a compensation committee composed solely of "outside directors," (ii) the award is granted, becomes vested or is settled, as applicable, only upon the achievement of an objective performance goal established in writing by the compensation committee while the outcome is substantially uncertain, (iii) a committee of outside directors certifies in writing prior to the granting (or vesting or settlement) of the award that the performance goal has been satisfied, and (iv) prior to the granting (or vesting or settlement) of the award, the stockholders have approved the material terms of the award (including the class of employees eligible for such award, the business criteria on which the performance goal is based, and the maximum amount, or formula used to calculate the amount, payable upon attainment of the performance goal).

New Plan Benefits

We have not approved any awards that are conditioned on stockholder approval of the 2010 Plan. We cannot currently determine the benefits or number of shares subject to awards that may be granted in the future to executive officers and employees under the 2010 Plan. If the 2010 Plan had been in existence in fiscal 2009, we expect that our award grants for fiscal 2009 would not have been substantially different from those actually made in that year under the Prior Plans. On October 2, 2009, the closing price of our common stock on NASDAQ was $2.68 per share.

Required Vote and Board of Directors Recommendation

Approval of Proposal No. 3 requires the affirmative vote of a majority of the shares present or represented by proxy and entitled to vote on the proposal. Abstentions will be counted toward the tabulation of votes cast on the proposal and will have the same effect as a vote "against" the proposal. Broker non-votes will have no effect on the outcome of the vote.

Our Board of Directors believes that approval of Proposal No. 3 is in our best interests and the best interests of our stockholders for the reasons stated above.

All members of our Board of Directors and all of the company's executive officers are eligible to receive awards under our 2010 Plan and thus have a personal interest in the approval of Proposal No. 3.

The Board of Directors recommends a vote FOR approval of the 2010 Stock Plan. Unless a contrary choice is specified, proxies solicited by the Board of Directors will be voted FOR approval of the amendment.

PROPOSAL NO. 4 — RATIFICATION OF SELECTION OF INDEPENDENT AUDITORS

Deloitte & Touche LLP has been Conexant's independent auditors since 1998 and have been selected by the Audit Committee of the Board of Directors as Conexant's independent auditors for the fiscal year ending October 1, 2010.

Before the Audit Committee appointed Deloitte & Touche LLP, it carefully considered the qualifications of that firm, including its performance in prior years and its reputation for integrity and for competence in the fields of accounting and auditing.

We are not required to submit the appointment of Deloitte & Touche LLP for stockholder approval, but our Board of Directors has elected to seek ratification of such appointment. If our stockholders do not ratify this appointment, the Audit Committee will reconsider its appointment of Deloitte & Touche LLP and will either continue to retain this firm or appoint new independent auditors.

The affirmative vote of the holders of a majority of shares present in person or by proxy and entitled to vote on this proposal will be required to approve this Proposal No. 4. Abstentions will be counted toward the tabulation of votes cast on the proposal and will have the same effect as negative votes. Brokers are permitted to cast a vote "For" the proposal unless they receive other instructions from the beneficial owners of the shares.

A representative of Deloitte & Touche LLP is expected to be present at the Annual Meetingand will have an opportunity to make a statement if he or she so desires. The representative will also be available to respond to appropriate questions from stockholders.

The Conexant Board of Directors unanimously recommends a vote "FOR" ratification of the appointment of Deloitte & Touche LLP as independent auditors for Conexant for the current fiscal year. Unless a contrary choice is specified, proxies solicited by the Conexant Board of Directors will be voted "FOR" ratification of the appointment.

Principal Accounting Fees and Services

The following table summarizes fees billed by Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively, "Deloitte & Touche") for professional services rendered for fiscal years 2008 and 2009.

	2009	2008
Audit Fees	$ 914,874	$1,248,275
Audit-Related Fees	$ 427,145	$ 225,390
Tax Fees	$ 6,428	$ 92,007
	$1,348,447	$1,565,672

Audit Fees. This category includes the audit of the company's annual consolidated financial statements and the audit of the company's internal control over financial reporting by Deloitte &

Touche. This category also includes reviews of interim financial statements included in the company's Form 10-Q quarterly reports.

Audit-Related Fees. This category includes professional services rendered (i) for international statutory audits, (ii) for certain agreed-upon procedures relating to the company's credit facility, and (iii) for certain accounting consultation services.

Tax Fees. This category includes professional services rendered for tax consultations and tax compliance matters, including preparation of domestic and foreign tax returns.

All Audit Fees, Audit-Related Fees, and Tax Fees are pre-approved by the Audit Committee during meetings of the Audit Committee. Pursuant to the adopted policy of the Audit Committee, any fees requiring approval prior to an Audit Committee meeting are pre-approved by the chairman of the Audit Committee and are subsequently reviewed and approved by the Audit Committee at its next meeting. All Audit Fees, Audit-Related Fees, and Tax Fees in for services rendered for fiscal years 2008 and 2009 were pre-approved in this manner.

OTHER MATTERS

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires Conexant's directors and executive officers, and persons who own more than 10% of a registered class of Conexant's equity securities, to file reports of ownership of, and transactions in, Conexant's securities with the SEC. Such directors, executive officers and 10% stockholders are also required to furnish Conexant with copies of all section 16(a) forms they file.

Based solely on a review of the copies of such forms received by it, and on written representations from certain reporting persons, Conexant believes that during fiscal 2009 its directors, executive officers and 10% stockholders timely filed all forms required to be filed under section 16(a).

2011 Stockholder Proposals or Nominations

Stockholders of the company may submit proposals that they believe should be voted upon at the company's Annual Meetings of stockholders or nominate persons for election to the Board of Directors. Pursuant to Rule 14a-8 under the Exchange Act, some stockholder proposals may be eligible for inclusion in the company's Proxy Statement for the company's 2011 Annual Meeting of Stockholders. To be eligible for inclusion in the company's 2011 Proxy Statement, any such stockholder proposals must be submitted in writing to the Secretary of the company no later than September 10, 2010. The submission of a stockholder proposal does not guarantee that it will be included in the company's Proxy Statement.

In addition, under the company's Bylaws, a stockholder desiring to present a stockholder proposal or nomination at the company's 2011 Annual Meeting of Stockholders must deliver notice of such proposal or nomination in writing to the Secretary of the company not less than 90 days nor more than 120 days prior to the anniversary of the 2010 Annual Meeting, unless the date of the 2011 Annual Meeting is advanced by more than 30 days or delayed (other than as a result of adjournment) by more than 60 days from the anniversary of the 2010 Annual Meeting. For the company's 2011 Annual Meeting, this means that any such proposal or nomination must be submitted no earlier than October 21, 2010 and no later than November 20, 2010. If the date of the 2011 Annual Meeting is advanced by more than 30 days or delayed (other than as a result of adjournment) by more than 60 days from the anniversary of the 2010 Annual Meeting, the stockholder must submit any such proposal or nomination no earlier than the close of business on the 120th day prior to the 2011 Annual Meeting and no later than the close of business on the later of the 90th day prior to the 2011 Annual Meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. The stockholder's submission must include certain specified information concerning the proposal or nominee, as the case may be, and information as to the stockholder's ownership of common stock of the company. Proposals or nominations not meeting these requirements will not be entertained at the 2011 Annual Meeting. If the stockholder does not also comply with the requirements of Rule 14a-4 under the Exchange Act, the company may exercise discretionary voting authority under proxies it solicits to vote in accordance with its best judgment on any such proposal or nomination submitted by a stockholder. Stockholders should contact the Secretary of the company in writing at 4000 MacArthur Boulevard, Newport Beach, California 92660-3095 to make any submission or to obtain additional information as to the proper form and content of submissions.

Annual Report to Stockholders and Financial Statements

The company's Annual Report to Stockholders on Form 10-K for the fiscal year ended October 2, 2009, is being made available via the Internet and is being mailed to certain of the company's stockholders together with this Proxy Statement. **Copies of the company's Annual Report on Form 10-K for the fiscal year ended October 2, 2009 will also be furnished to interested stockholders, without charge, upon written request and is also available on Conexant's website (*http://ir.conexant.com*) under the Investor Relations section. Exhibits to the Form 10-K will be furnished upon written request and payment of a fee of fifteen cents per page covering the company's costs. Written requests should be directed to the company at 4000 MacArthur Boulevard, Newport Beach, California 92660-3095, Attention: Investor Relations**

Other Matters

At the date hereof, there are no other matters that the Board of Directors intends to present, or has reason to believe others will present, at the Annual Meeting. If other matters come before the Annual Meeting, the persons named in the accompanying form of proxy will vote in accordance with their best judgment with respect to such matters.

Expenses of Solicitation

The cost of the solicitation of proxies will be borne by the company, and we have retained Morrow & Co. LLC to solicit proxies for a fee of less than $10,000 plus a reasonable amount to cover expenses. In addition our directors, officers and other employees, without additional compensation, may also solicit proxies personally or in writing, by telephone e-mail or otherwise. The company will also reimburse brokers and other persons holding stock in their names, or in the names of nominees, for their expenses for sending proxy materials to principals and obtaining their proxies.

Delivery of Documents to Stockholders Sharing an Address

For stockholders who have received a printed copy of our proxy materials, the company is delivering only one Notice of Internet Availability, Proxy Statement and annual report to multiple stockholders that share the same address unless we have received contrary instructions from one or more of such stockholders. Upon oral or written request, the company will deliver promptly a separate copy of this Proxy Statement or the annual report to a stockholder at a shared address to which a single copy of these documents was delivered. If you are a stockholder at a shared address to which the company delivered a single copy of this Proxy Statement or the annual report and you desire to receive a separate copy of this Proxy Statement or the annual report, or if you desire to notify us that you wish to receive a separate copy of such materials in the future, or if you are a stockholder at a shared address to which the company delivered multiple copies of each of these documents and you desire to receive one copy in the future, please submit your request by mail or telephone to the company at 4000 MacArthur Boulevard, Newport Beach, California 92660-3095, Attention: Investor Relations, (949) 483-4600.

If a broker, bank or other nominee holds your Conexant shares, please contact the broker, bank or other nominee directly if you have questions, require additional copies of this Proxy Statement or the annual report, or wish to receive separate copies of such materials in the future by revoking your consent to householding.

January 8, 2010

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APPENDIX A

CERTIFICATE OF AMENDMENT
OF
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
CONEXANT SYSTEMS, INC.

Pursuant to Section 242 of
the General Corporation Law of the State of Delaware

Conexant Systems, Inc., a Delaware corporation (the "Corporation"), does hereby certify as follows:

1. The name of the Corporation is Conexant Systems, Inc.

2. This Amendment to the Amended and Restated Certificate of Incorporation of the Corporation (the "Amendment") has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

3. This Amendment amends Article FOURTH of the Amended and Restated Certificate of Incorporation of the Corporation by deleting the first paragraph of Article FOURTH and substituting in lieu thereof the following new first paragraph of Article FOURTH, to read in its entirety as follows:

"FOURTH: The total number of shares of all classes of stock which the Corporation shall have the authority to issue is 225,000,000, of which 25,000,000 shares without par value are to be of a class designated Preferred Stock and 200,000,000 shares of the par value of $0.01 each are to be of a class designated common stock.

4. This Amendment will become effective at [ ] Eastern Time on February [ ], 2010.

IN WITNESS WHEREOF, the Corporation has caused this certificate to be executed by its officer thereunto duly authorized, this [ ] day of [ ], 200[ ].

CONEXANT SYSTEMS, INC.

By: ______________________________
Name:
Title:

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APPENDIX B

Conexant Systems, Inc.
2010 Equity Incentive Plan

Adopted by the Board of Directors: December 18, 2009
Approved by the Stockholders: [ ]
Termination Date: December 17, 2019

1. General.

(a) *Eligible Award Recipients.* The persons eligible to receive Awards are Employees, Directors and Consultants.

(b) *Available Awards.* The Plan provides for the grant of the following Awards: (i) Incentive Stock Options, (ii) Nonstatutory Stock Options, (iii) Stock Appreciation Rights (iv) Restricted Stock Awards, (v) Restricted Stock Unit Awards, (vi) Performance Stock Awards, (vii) Performance Cash Awards, and (viii) Other Stock Awards.

(c) *Purpose.* The Company, by means of the Plan, seeks to secure and retain the services of the group of persons eligible to receive Awards as set forth in Section 1(b), to provide incentives for such persons to exert maximum efforts for the success of the Company and any Affiliate and to provide a means by which such eligible recipients may be given an opportunity to benefit from increases in value of the Common Stock through the granting of Stock Awards.

(d) *Relationship to Prior Plans.* Following the Effective Date, (i) no additional stock awards shall be granted under the Prior Plans and (ii) all outstanding stock awards previously granted under the Prior Plans shall remain subject to the terms of the Prior Plans; *provided, however*, that after October 2, 2009 any shares subject to outstanding stock awards granted under the Prior Plans that expire or terminate for any reason prior to exercise or settlement or are forfeited because of the failure to meet a contingency or condition required to vest such shares or are reacquired, withheld (or not issued) to satisfy a tax withholding obligation in connection with an award other than an option or stock appreciation right (the "Returning Shares") shall become available for issuance pursuant to Awards granted hereunder in accordance with the provisions of Section 3. All Awards granted on or after the Effective Date of this Plan shall be subject to the terms of this Plan.

2. Administration.

(a) *Administration by Board.* The Board shall administer the Plan unless and until the Board delegates administration of the Plan to a Committee or Committees, as provided in Section 2(c).

(b) *Powers of Board.* The Board shall have the power, subject to, and within the limitations of, the express provisions of the Plan:

(i) To determine from time to time (A) which of the persons eligible under the Plan shall be granted Awards; (B) when and how each Award shall be granted; (C) what type or combination of types of Award shall be granted; (D) the provisions of each Award granted (which need not be identical), including the time or times when a person shall be permitted to receive cash or Common Stock pursuant to a Stock Award; (E) the number of shares of Common Stock with respect to which a Stock Award shall be granted to each such person; and (F) the Fair Market Value applicable to a Stock Award.

(ii) To construe and interpret the Plan and Awards granted under it, and to establish, amend and revoke rules and regulations for its administration. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan or in any Stock Award Agreement or in the written terms of a Performance Cash Award, in a manner and to the extent it shall deem necessary or expedient to make the Plan or Award fully effective.

(iii) To settle all controversies regarding the Plan and Awards granted under it.

(iv) To accelerate the time at which an Award may first be exercised or the time during which an Award or any part thereof will vest in accordance with the Plan, notwithstanding the provisions in the Award stating the time at which it may first be exercised or the time during which it will vest.

(v) To suspend or terminate the Plan at any time. Suspension or termination of the Plan shall not impair rights and obligations under any Award granted while the Plan is in effect except with the written consent of the affected Participant.

(vi) To amend the Plan in any respect the Board deems necessary or advisable, including, without limitation, by adopting amendments relating to Incentive Stock Options and certain nonqualified deferred compensation under Section 409A of the Code and/or to bring the Plan or Awards granted under the Plan into compliance therewith, subject to the limitations, if any, of applicable law. However, except as provided in Section 9(a) relating to Capitalization Adjustments, to the extent required by applicable law or listing requirements, stockholder approval shall be required for any amendment of the Plan that either (A) materially increases the number of shares of Common Stock available for issuance under the Plan, (B) materially expands the class of individuals eligible to receive Awards under the Plan, (C) materially increases the benefits accruing to Participants under the Plan or materially reduces the price at which shares of Common Stock may be issued or purchased under the Plan, (D) materially extends the term of the Plan, or (E) expands the types of Awards available for issuance under the Plan. Except as provided above, rights under any Award granted before amendment of the Plan shall not be impaired by any amendment of the Plan unless (1) the Company requests the consent of the affected Participant, and (2) such Participant consents in writing.

(vii) To submit any amendment to the Plan for stockholder approval, including, but not limited to, amendments to the Plan intended to satisfy the requirements of (A) Section 162(m) of the Code regarding the exclusion of performance-based compensation from the limit on corporate deductibility of compensation paid to Covered Employees, (B) Section 422 of the Code regarding "incentive stock options" or (C) Rule 16b-3.

(viii) To approve forms of Award Agreements for use under the Plan and to amend the terms of any one or more Awards, including, but not limited to, amendments to provide terms more favorable to the Participant than previously provided in the Award Agreement, subject to any specified limits in the Plan that are not subject to Board discretion; *provided however,* that except with respect to amendments that disqualify or impair the status of an Incentive Stock Option, a Participant's rights under any Award shall not be impaired by any such amendment unless (A) the Company requests the consent of the affected Participant, and (B) such Participant consents in writing. Notwithstanding the foregoing, subject to the limitations of applicable law, if any, the Board may amend the terms of any one or more Awards without the affected Participant's consent if necessary to maintain the qualified status of the Award as an Incentive Stock Option or to bring the Award into compliance with Section 409A of the Code.

(ix) Generally, to exercise such powers and to perform such acts as the Board deems necessary or expedient to promote the best interests of the Company and that are not in conflict with the provisions of the Plan or Awards.

(x) To adopt such procedures and sub-plans as are necessary or appropriate to permit participation in the Plan by Employees, Directors or Consultants who are foreign nationals or employed outside the United States.

(c) *Delegation to Committee.*

(i) *General.* The Board may delegate some or all of the administration of the Plan to a Committee or Committees. If administration of the Plan is delegated to a Committee, the Committee shall have, in connection with the administration of the Plan, the powers theretofore possessed by the Board that have been delegated to the Committee, including the power to delegate to a subcommittee of the Committee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board shall thereafter be to the Committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. The Board may retain the authority to concurrently administer the Plan with the Committee and may, at any time, revest in the Board some or all of the powers previously delegated.

(ii) *Section 162(m) and Rule 16b-3 Compliance.* The Committee may consist solely of two or more Outside Directors, in accordance with Section 162(m) of the Code, or solely of two or more Non-Employee Directors, in accordance with Rule 16b-3.

(d) *Effect of Board's Decision.* All determinations, interpretations and constructions made by the Board in good faith shall not be subject to review by any person and shall be final, binding and conclusive on all persons.

(e) *Cancellation and Re-Grant of Stock Awards.* Neither the Board nor any Committee shall have the authority to: (i) reduce the exercise price of any outstanding Options or Stock Appreciation Rights under the Plan, or (ii) cancel any outstanding Options or Stock Appreciation Rights that have an exercise price or strike price greater than the current Fair Market Value of the Common Stock in exchange for cash or other Stock Awards under the Plan, unless the stockholders of the Company have approved such an action within twelve (12) months prior to such an event.

3. Shares Subject to the Plan.

(a) *Share Reserve.* Subject to Section 9(a) relating to Capitalization Adjustments, the aggregate number of shares of Common Stock that may be issued pursuant to Stock Awards from and after the Effective Date shall not exceed twelve million (12,000,000) shares *plus* the Returning Shares, if any, as such shares become available from time to time *less* one (1) share for each share of stock issued pursuant to an option or stock appreciation right granted after October 2, 2009 under the Prior Plans with respect to which the strike price is at least one hundred percent (100%) of the Fair Market Value of the underlying Common Stock on the date of grant and 1.25 shares for each share of stock issued pursuant to an award other than an option or stock appreciation right granted after October 2, 2009 under the Prior Plans (the "Share Reserve"). For clarity, the Share Reserve in this Section 3(a) is a limitation in the number of shares of the Common Stock that may be issued pursuant to the Plan and does not limit the granting of Stock Awards except as provided in Section 7(a). Shares may be issued in connection with a merger or acquisition as permitted by NASDAQ Marketplace Rule 4350(i)(1)(A)(iii) or, if applicable, NYSE Listed Company Manual Section 303A.08, or AMEX Company Guide Section 711 or other applicable rule, and such issuance shall not reduce the number of shares available for issuance under the Plan. Furthermore, if a Stock Award or any portion thereof (i) expires or otherwise terminates without all of the shares covered by such Stock Award having been issued or (ii) is settled in cash (*i.e.*, the Participant receives cash rather than stock), such expiration, termination or settlement shall not reduce (or otherwise offset) the number of shares of Common Stock that may be available for issuance under the Plan.

(b) Subject to subsection 3(c), the number of shares available for issuance under the Plan shall be reduced by: (i) one (1) share for each share of stock issued pursuant to (A) an Option granted under Section 5, (B) a Stock Appreciation Right granted under Section 5 with respect to which the strike price is at least one hundred percent (100%) of the Fair Market Value of the underlying Common Stock on the date of grant, or (C) an option or stock appreciation right granted after October 2, 2009 under a Prior Plan; and (ii) 1.25 shares for each share of Common Stock issued (x) pursuant to a Restricted Stock Award, Restricted Stock Unit Award, Performance Stock Award or Other Stock Award under the Plan, or (y) pursuant to a restricted stock award, restricted stock unit or similar equity award granted after October 2, 2009 under a Prior Plan.

(c) *Reversion of Shares to the Share Reserve.*

(i) *Shares Available For Subsequent Issuance.* If any shares of common stock issued pursuant to a Stock Award are forfeited back to the Company because of the failure to meet a contingency or condition required to vest such shares in the Participant, then the shares that are forfeited shall revert to and again become available for issuance under the Plan. To the extent (A) there is issued a share of Common Stock pursuant to a Stock Award that counted as 1.25 shares against the number of shares available for issuance under the Plan pursuant to Section 3(b) or (B) any Returning Shares granted under the Prior Plans pursuant to an award other than an option or stock appreciation right, and such share of Common Stock becomes available for issuance under the Plan pursuant to Section 1(d), Section 3(a) or this Section 3(c), then the number of shares of Common Stock available for issuance under the Plan shall increase by 1.25 shares. Also, each share reacquired by the Company pursuant to Section 8(g) in connection with a Restricted Stock Award, Restricted Stock Unit Award, Performance Stock Award or Other Stock Award shall again become available for issuance under the Plan and shall increase the number of shares of Common Stock available for issuance under the Plan by 1.25 shares.

(ii) *Shares Not Available For Subsequent Issuance.* If any shares subject to a Stock Award are not delivered to a Participant because the Stock Award is exercised through a reduction of shares subject to the Stock Award (*i.e.*, "net exercised"), the number of shares that are not delivered to the Participant shall not remain available for issuance under the Plan. Also, any shares reacquired by the Company pursuant to Section 8(g) upon the exercise of an Option or Stock Appreciation Right or as consideration for the exercise of an Option or Stock Appreciation Right shall not again become available for issuance under the Plan.

(d) *Incentive Stock Option Limit.* Notwithstanding anything to the contrary in this Section 3 and, subject to the provisions of Section 9(a) relating to Capitalization Adjustments the aggregate maximum number of shares of Common Stock that may be issued pursuant to the exercise of Incentive Stock Options shall be twelve million (12,000,000) shares of Common Stock.

(e) *Source of Shares.* The stock issuable under the Plan shall be shares of authorized but unissued or reacquired Common Stock, including shares repurchased by the Company on the open market or otherwise.

4. Eligibility.

(a) *Eligibility for Specific Stock Awards.* Incentive Stock Options may be granted only to employees of the Company or a "parent corporation" or "subsidiary corporation" thereof (as such terms are defined in Sections 424(e) and (f) of the Code). Stock Awards other than Incentive Stock Options may be granted to Employees, Directors and Consultants; *provided, however,* Nonstatutory Stock Options and SARs may not be granted to Employees, Directors, and Consultants who are providing Continuous Services only to any "parent" of the Company, as such term is defined in Rule 405, unless the stock underlying such Stock Awards is treated as "service recipient stock" under Section 409A of the Code because the Stock Awards are granted pursuant to a corporate transaction (such as a spin off transaction) or unless such Stock Awards comply with the distribution requirements of Section 409A of the Code.

(b) *Ten Percent Stockholders.* A Ten Percent Stockholder shall not be granted an Incentive Stock Option unless the exercise price of such Option is at least one hundred ten percent (110%) of the Fair Market Value on the date of grant and the Option is not exercisable after the expiration of five (5) years from the date of grant.

(c) *Section 162(m) Limitation on Annual Grants.* Subject to the provisions of Section 9(a) relating to Capitalization Adjustments, at such time as the Company may be subject to the applicable provisions of Section 162(m) of the Code, no Participant shall be eligible to be granted during any calendar year Options, Stock Appreciation Rights and Other Stock Awards whose value is determined by reference to an increase over an exercise or strike price of at least one hundred percent (100%) of the Fair Market Value on the date the Stock Award is granted covering more than two million five hundred thousand (2,500,000) shares of Common Stock.

5. Provisions Relating to Options and Stock Appreciation Rights.

Each Option or SAR shall be in such form and shall contain such terms and conditions as the Board shall deem appropriate. All Options shall be separately designated Incentive Stock Options or Nonstatutory Stock Options at the time of grant, and, if certificates are issued, a separate certificate or certificates shall be issued for shares of Common Stock purchased on exercise of each type of Option. If an Option is not specifically designated as an Incentive Stock Option, then the Option shall be a Nonstatutory Stock Option. The provisions of separate Options or SARs need not be identical; *provided, however*, that each Option Agreement or Stock Appreciation Right Agreement shall conform to (through incorporation of provisions hereof by reference in the applicable Award Agreement or otherwise) the substance of each of the following provisions:

(a) *Term.* Subject to the provisions of Section 4(b) regarding Ten Percent Stockholders, no Option or SAR shall be exercisable after the expiration of ten (10) years from the date of its grant or such shorter period specified in the Award Agreement.

(b) *Exercise Price.* Subject to the provisions of Section 4(b) regarding Ten Percent Stockholders, the exercise price (or strike price) of each Option or SAR shall be not less than one hundred percent (100%) of the Fair Market Value of the Common Stock subject to the Option or SAR on the date the Option or SAR is granted. Notwithstanding the foregoing, an Option or SAR may be granted with an exercise price (or strike price) lower than one hundred percent (100%) of the Fair Market Value of the Common Stock subject to the Option or SAR if such Option or SAR is granted pursuant to an assumption of or substitution for another option or stock appreciation right pursuant to a Corporate Transaction and in a manner consistent with the provisions of Sections 409A and, if applicable, 424(a) of the Code. Each SAR will be denominated in shares of Common Stock equivalents.

(c) *Purchase Price for Options.* The purchase price of Common Stock acquired pursuant to the exercise of an Option shall be paid, to the extent permitted by applicable law and as determined by the Board in its sole discretion, by any combination of the methods of payment set forth below. The Board shall have the authority to grant Options that do not permit all of the following methods of payment (or otherwise restrict the ability to use certain methods) and to grant Options that require the consent of the Company to utilize a particular method of payment. The permitted methods of payment are as follows:

(i) by cash, check, bank draft or money order payable to the Company;

(ii) pursuant to a program developed under Regulation T as promulgated by the Federal Reserve Board that, prior to the issuance of the stock subject to the Option, results in either the receipt of cash (or check) by the Company or the receipt of irrevocable instructions to pay the aggregate exercise price to the Company from the sales proceeds;

(iii) by delivery to the Company (either by actual delivery or attestation) of shares of Common Stock;

(iv) if the option is a Nonstatutory Stock Option, by a "net exercise" arrangement pursuant to which the Company will reduce the number of shares of Common Stock issuable upon exercise by the largest whole number of shares with a Fair Market Value that does not exceed the aggregate exercise price; *provided, however*, that the Company shall accept a cash or other payment from the Participant to the extent of any remaining balance of the aggregate exercise price not satisfied by such reduction in the number of whole shares to be issued; *provided, further*, that shares of Common Stock will no longer be subject to an Option and will not be exercisable thereafter to the extent that (A) shares issuable upon exercise are reduced to pay the exercise price pursuant to the "net exercise," (B) shares are delivered to the Participant as a result of such exercise, and (C) shares are withheld to satisfy tax withholding obligations; or

(v) in any other form of legal consideration that may be acceptable to the Board.

(d) *Exercise and Payment of a SAR.* To exercise any outstanding Stock Appreciation Right, the Participant must provide written notice of exercise to the Company in compliance with the provisions of the Stock Appreciation Right Agreement evidencing such Stock Appreciation Right. The appreciation distribution payable on the exercise of a Stock Appreciation Right will be not greater than an amount equal to the excess of (A) the aggregate Fair Market Value (on the date of the exercise of the Stock Appreciation Right) of a number of shares of Common Stock equal to the number of Common Stock equivalents in which the Participant is vested under such Stock Appreciation Right, and with respect to which the Participant is exercising the Stock Appreciation Right on such date, over (B) the strike price that will be determined by the Board at the time of grant of the Stock Appreciation Right. The appreciation distribution in respect to a Stock Appreciation Right may be paid in Common Stock, in cash, in any combination of the two or in any other form of consideration, as determined by the Board and contained in the Stock Appreciation Right Agreement evidencing such Stock Appreciation Right.

(e) *Transferability of Options and SARs.* The Board may, in its sole discretion, impose such limitations on the transferability of Options and SARs as the Board shall determine. In the absence of such a determination by the Board to the contrary, the following restrictions on the transferability of Options and SARs shall apply:

(i) *Restrictions on Transfer.* An Option or SAR shall not be transferable except by will or by the laws of descent and distribution and shall be exercisable during the lifetime of the Participant only by the Participant; *provided, however,* that the Board may, in its sole discretion, permit transfer of the Option or SAR in a manner that is not prohibited by applicable tax and securities laws upon the Participant's request. Except as explicitly provided herein, neither an Option nor a SAR may be transferred for consideration.

(ii) *Domestic Relations Orders.* Notwithstanding the foregoing, an Option or SAR may be transferred pursuant to a domestic relations order; *provided, however,* that if an Option is an Incentive Stock Option, such Option may be deemed to be a Nonstatutory Stock Option as a result of such transfer.

(iii) *Beneficiary Designation.* Notwithstanding the foregoing, the Participant may, by delivering written notice to the Company, in a form provided by or otherwise satisfactory to the Company and any broker designated by the Company to effect Option exercises, designate a third party who, in the event of the death of the Participant, shall thereafter be entitled to exercise the Option or SAR and receive the Common Stock or other consideration resulting from such exercise. In the absence of such a designation, the executor or administrator of the Participant's estate shall be entitled to exercise the Option or SAR and receive the Common Stock or other consideration resulting from such exercise.

(f) *Vesting Generally.* The total number of shares of Common Stock subject to an Option or SAR may vest and therefore become exercisable in periodic installments that may or may not be equal. The Option or SAR may be subject to such other terms and conditions on the time or times when it may or may not be exercised (which may be based on the satisfaction of Performance Goals or other criteria) as the Board may deem appropriate. The vesting provisions of individual Options or SARs may vary. The provisions of this Section 5(f) are subject to any Option or SAR provisions governing the minimum number of shares of Common Stock as to which an Option or SAR may be exercised.

(g) *Termination of Continuous Service.* Except as otherwise provided in the applicable Award Agreement or other agreement between the Participant and the Company, if a Participant's Continuous Service terminates (other than for Cause or upon the Participant's death or Disability), the Participant may exercise his or her Option or SAR (to the extent that the Participant was entitled to exercise such Award as of the date of termination of Continuous Service) but only within such period of time ending on the earlier of (i) the date three (3) months following the termination of the Participant's Continuous Service (or such longer or shorter period specified in the applicable Award Agreement), or (ii) the expiration of the term of the Option or SAR as set forth in the Award Agreement. If, after termination of Continuous Service, the Participant does not exercise his or her Option or SAR within the time specified herein or in the Award Agreement (as applicable), the Option or SAR shall terminate.

(h) *Extension of Termination Date.* If the exercise of an Option or SAR following the termination of the Participant's Continuous Service (other than for Cause or upon the Participant's death or Disability) would be prohibited at any time solely because the issuance of shares of Common Stock would violate the registration requirements under the Securities Act, then the Option or SAR shall terminate on the earlier of (i) the expiration of a total period of three (3) months (that need not be consecutive) after the termination of the Participant's Continuous Service during which the exercise of the Option or SAR would not be in violation of such registration requirements, or (ii) the expiration of the term of the Option or SAR as set forth in the applicable Award Agreement. In addition, unless otherwise provided in a Participant's Award Agreement, if the sale of any Common Stock received upon exercise of an Option or SAR following the termination of the Participant's Continuous Service (other than for Cause) would violate the Company's insider trading policy, then the Option or SAR shall terminate on the earlier of (i) the expiration of a period equal to the applicable post-termination exercise period after the termination of the Participant's Continuous Service during which the exercise of the Option or SAR would not be in violation of the Company's insider trading policy, or (ii) the expiration of the term of the Option or SAR as set forth in the applicable Award Agreement.

(i) *Disability of Participant.* Except as otherwise provided in the applicable Award Agreement or other agreement between the Participant and the Company, if a Participant's Continuous Service terminates as a result of the Participant's Disability, the Participant may exercise his or her Option or SAR (to the extent that the Participant was entitled to exercise such Option or SAR as of the date of termination of Continuous Service), but only within such period of time ending on the earlier of (i) the date twelve (12) months following such termination of Continuous Service (or such longer or shorter period specified in the Award Agreement), or (ii) the expiration of the term of the Option or SAR as set forth in the Award Agreement. If, after termination of Continuous Service, the Participant does not exercise his or her Option or SAR within the time specified herein or in the Award Agreement (as applicable), the Option or SAR (as applicable) shall terminate.

(j) *Death of Participant.* Except as otherwise provided in the applicable Award Agreement or other agreement between the Participant and the Company, if (i) a Participant's Continuous Service terminates as a result of the Participant's death, or (ii) the Participant dies within the period (if any) specified in the Award Agreement after the termination of the Participant's Continuous Service for a reason other than death, then the Option or SAR may be exercised (to the extent the Participant was entitled to exercise such Option or SAR as of the date of death) by the Participant's estate, by a person who acquired the right to exercise the Option or SAR by bequest or inheritance or by a person designated to exercise the Option or SAR upon the Participant's death, but only within the period ending on the earlier of (i) the date eighteen (18) months following the date of death (or such longer or shorter period specified in the Award Agreement), or (ii) the expiration of the term of such Option or SAR as set forth in the Award Agreement. If, after the Participant's death, the Option or SAR is not exercised within the time specified herein or in the Award Agreement (as applicable), the Option or SAR shall terminate.

(k) *Termination for Cause.* Except as explicitly provided otherwise in a Participant's Award Agreement, if a Participant's Continuous Service is terminated for Cause, the Option or SAR shall terminate upon the date on which the event giving rise to the termination occurred, and the Participant shall be prohibited from exercising his or her Option or SAR from and after the time of such termination of Continuous Service.

(l) *Non-Exempt Employees.* No Option or SAR granted to an Employee who is a non-exempt employee for purposes of the Fair Labor Standards Act of 1938, as amended, shall be first exercisable for any shares of Common Stock until at least six months following the date of grant of the Option or

SAR. Notwithstanding the foregoing, consistent with the provisions of the Worker Economic Opportunity Act, (i) in the event of the Participant's death or Disability, (ii) upon a Corporate Transaction in which such Option or SAR is not assumed, continued, or substituted, (iii) upon a Change in Control, or (iv) upon the Participant's retirement (as such term may be defined in the Participant's Award Agreement or in another applicable agreement or in accordance with the Company's then current employment policies and guidelines), any such vested Options and SARs may be exercised earlier than six months following the date of grant. The foregoing provision is intended to operate so that any income derived by a non-exempt employee in connection with the exercise or vesting of an Option or SAR will be exempt from his or her regular rate of pay.

6. PROVISIONS OF STOCK AWARDS OTHER THAN OPTIONS AND SARs.

(a) *Restricted Stock Awards.* Each Restricted Stock Award Agreement shall be in such form and shall contain such terms and conditions as the Board shall deem appropriate. To the extent consistent with the Company's Bylaws, at the Board's election, shares of Common Stock may be (x) held in book entry form subject to the Company's instructions until any restrictions relating to the Restricted Stock Award lapse; or (y) evidenced by a certificate, which certificate shall be held in such form and manner as determined by the Board. The terms and conditions of Restricted Stock Award Agreements may change from time to time, and the terms and conditions of separate Restricted Stock Award Agreements need not be identical; *provided, however,* that each Restricted Stock Award Agreement shall conform to (through incorporation of the provisions hereof by reference in the agreement or otherwise) the substance of each of the following provisions:

(i) *Consideration.* A Restricted Stock Award may be awarded in consideration for (A) cash, check, bank draft or money order payable to the Company, (B) past services to the Company or an Affiliate, or (C) any other form of legal consideration (including future services) that may be acceptable to the Board in its sole discretion and permissible under applicable law.

(ii) *Vesting.* Shares of Common Stock awarded under the Restricted Stock Award Agreement may be subject to forfeiture to the Company in accordance with a vesting schedule to be determined by the Board.

(iii) *Termination of Participant's Continuous Service.* If a Participant's Continuous Service terminates, the Company may receive through a forfeiture condition or a repurchase right, any or all of the shares of Common Stock held by the Participant that have not vested as of the date of termination of Continuous Service under the terms of the Restricted Stock Award Agreement.

(iv) *Transferability.* Rights to acquire shares of Common Stock under the Restricted Stock Award Agreement shall be transferable by the Participant only upon such terms and conditions as are set forth in the Restricted Stock Award Agreement, as the Board shall determine in its sole discretion, so long as Common Stock awarded under the Restricted Stock Award Agreement remains subject to the terms of the Restricted Stock Award Agreement.

(v) *Dividends.* A Restricted Stock Award Agreement may provide that any dividends paid on Restricted Stock will be subject to the same vesting and forfeiture restrictions as apply to the shares subject to the Restricted Stock Award to which they relate.

(b) *Restricted Stock Unit Awards.* Each Restricted Stock Unit Award Agreement shall be in such form and shall contain such terms and conditions as the Board shall deem appropriate. The terms and conditions of Restricted Stock Unit Award Agreements may change from time to time, and the terms and conditions of separate Restricted Stock Unit Award Agreements need not be identical; *provided, however,* that each Restricted Stock Unit Award Agreement shall conform to (through incorporation of the provisions hereof by reference in the Agreement or otherwise) the substance of each of the following provisions:

(i) *Consideration.* At the time of grant of a Restricted Stock Unit Award, the Board will determine the consideration, if any, to be paid by the Participant upon delivery of each share of Common Stock subject to the Restricted Stock Unit Award. The consideration to be paid (if any) by the

Participant for each share of Common Stock subject to a Restricted Stock Unit Award may be paid in any form of legal consideration that may be acceptable to the Board in its sole discretion and permissible under applicable law.

(ii) *Vesting.* At the time of the grant of a Restricted Stock Unit Award, the Board may impose such restrictions on or conditions to the vesting of the Restricted Stock Unit Award as it, in its sole discretion, deems appropriate.

(iii) *Payment.* A Restricted Stock Unit Award may be settled by the delivery of shares of Common Stock, their cash equivalent, any combination thereof or in any other form of consideration, as determined by the Board and contained in the Restricted Stock Unit Award Agreement.

(iv) *Additional Restrictions.* At the time of the grant of a Restricted Stock Unit Award, the Board, as it deems appropriate, may impose such restrictions or conditions that delay the delivery of the shares of Common Stock (or their cash equivalent) subject to a Restricted Stock Unit Award to a time after the vesting of such Restricted Stock Unit Award.

(v) *Dividend Equivalents.* Dividend equivalents may be credited in respect of shares of Common Stock covered by a Restricted Stock Unit Award, as determined by the Board and contained in the Restricted Stock Unit Award Agreement. At the sole discretion of the Board, such dividend equivalents may be converted into additional shares of Common Stock covered by the Restricted Stock Unit Award in such manner as determined by the Board. Any additional shares covered by the Restricted Stock Unit Award credited by reason of such dividend equivalents will be subject to all of the same terms and conditions of the underlying Restricted Stock Unit Award Agreement to which they relate.

(vi) *Termination of Participant's Continuous Service.* Except as otherwise provided in the applicable Restricted Stock Unit Award Agreement, such portion of the Restricted Stock Unit Award that has not vested will be forfeited upon the Participant's termination of Continuous Service.

(c) *Performance Awards.*

(i) *Performance Stock Awards.* A Performance Stock Award is a Stock Award that may vest or may be exercised contingent upon the attainment during a Performance Period of certain Performance Goals. A Performance Stock Award may, but need not, require the completion of a specified period of Continuous Service. The length of any Performance Period, the Performance Goals to be achieved during the Performance Period, and the measure of whether and to what degree such Performance Goals have been attained shall be conclusively determined by the Committee in its sole discretion. The maximum number of shares covered by an Award that may be granted to any Participant in a calendar year attributable to Stock Awards described in this Section 6(c)(i) (whether the grant, vesting or exercise is contingent upon the attainment during a Performance Period of the Performance Goals) shall not exceed two million (2,000,000) shares of Common Stock. The Board may provide for or, subject to such terms and conditions as the Board may specify, may permit a Participant to elect for, the payment of any Performance Stock Award to be deferred to a specified date or event. In addition, to the extent permitted by applicable law and the applicable Award Agreement, the Board may determine that cash may be used in payment of Performance Stock Awards.

(ii) *Performance Cash Awards.* A Performance Cash Award is a cash award that may be paid contingent upon the attainment during a Performance Period of certain Performance Goals. A Performance Cash Award may also require the completion of a specified period of Continuous Service. At the time of grant of a Performance Cash Award, the length of any Performance Period, the Performance Goals to be achieved during the Performance Period, and the measure of whether and to what degree such Performance Goals have been attained shall be conclusively determined by the Committee in its sole discretion. In any calendar year, the Committee may not grant a Performance Cash Award that has a maximum value that may be paid to any Participant in excess of five million dollars ($5,000,000). The Board may provide for or, subject to such terms and conditions as the Board may specify, may permit a Participant to elect for, the payment of any Performance Cash Award to be deferred to a specified date or event. The Committee may specify the form of payment of Performance Cash Awards, which may be cash or other property, or may provide for a Participant to have the option for his or her Performance Cash Award, or such portion thereof as the Board may specify, to be paid in whole or in part in cash or other property.

(iii) *Section 162(m) Compliance.* Unless otherwise permitted in compliance with the requirements of Section 162(m) of the Code with respect to an Award intended to qualify as "performance-based compensation" thereunder, the Committee shall establish the Performance Goals applicable to, and the formula for calculating the amount payable under, the Award no later than the earlier of (a) the date ninety (90) days after the commencement of the applicable Performance Period, or (b) the date on which twenty-five (25%) of the Performance Period has elapsed, and in any event at a time when the achievement of the applicable Performance Goals remains substantially uncertain. Prior to the payment of any compensation under an Award intended to qualify as "performance-based compensation" under Section 162(m) of the Code, the Committee shall certify the extent to which any Performance Goals and any other material terms under such Award have been satisfied (other than in cases where such relate solely to the increase in the value of the Common Stock). Notwithstanding satisfaction of any completion of any Performance Goals, to the extent specified at the time of grant of an Award to "covered employees" within the meaning of Section 162(m) of the Code, the number of Shares, Options, cash or other benefits granted, issued, retainable and/or vested under an Award on account of satisfaction of such Performance Goals may be reduced by the Committee on the basis of such further considerations as the Committee, in its sole discretion, shall determine.

(d) *Other Stock Awards.* Other forms of Stock Awards valued in whole or in part by reference to, or otherwise based on, Common Stock, including the appreciation in value thereof (e.g., options or stock rights with an exercise price or strike price less than 100% of the Fair Market Value of the Common Stock at the time of grant) may be granted either alone or in addition to Stock Awards provided for under Section 5 and the preceding provisions of this Section 6. Subject to the provisions of the Plan, the Board shall have sole and complete authority to determine the persons to whom and the time or times at which such Other Stock Awards will be granted, the number of shares of Common Stock (or the cash equivalent thereof) to be granted pursuant to such Other Stock Awards and all other terms and conditions of such Other Stock Awards.

7. Covenants of the Company.

(a) *Availability of Shares.* During the terms of the Stock Awards, the Company shall keep available at all times the number of shares of Common Stock reasonably required to satisfy such Stock Awards.

(b) *Securities Law Compliance.* The Company shall seek to obtain from each regulatory commission or agency having jurisdiction over the Plan such authority as may be required to grant Stock Awards and to issue and sell shares of Common Stock upon exercise of the Stock Awards; *provided, however*, that this undertaking shall not require the Company to register under the Securities Act the Plan, any Stock Award or any Common Stock issued or issuable pursuant to any such Stock Award. If, after reasonable efforts, the Company is unable to obtain from any such regulatory commission or agency the authority that counsel for the Company deems necessary for the lawful issuance and sale of Common Stock under the Plan, the Company shall be relieved from any liability for failure to issue and sell Common Stock upon exercise of such Stock Awards unless and until such authority is obtained. A Participant shall not be eligible for the grant of a Stock Award or the subsequent issuance of Common Stock pursuant to the Stock Award if such grant or issuance would be in violation of any applicable securities law.

(c) *No Obligation to Notify or Minimize Taxes.* The Company shall have no duty or obligation to any Participant to advise such holder as to the time or manner of exercising such Stock Award. Furthermore, the Company shall have no duty or obligation to warn or otherwise advise such holder of a pending termination or expiration of a Stock Award or a possible period in which the Stock Award may not be exercised. The Company has no duty or obligation to minimize the tax consequences of a Stock Award to the holder of such Stock Award.

8. MISCELLANEOUS.

(a) *Use of Proceeds from Sales of Common Stock.* Proceeds from the sale of shares of Common Stock pursuant to Stock Awards shall constitute general funds of the Company.

(b) *Corporate Action Constituting Grant of Stock Awards.* Corporate action constituting a grant by the Company of a Stock Award to any Participant shall be deemed completed as of the date of such corporate action, unless otherwise determined by the Board, regardless of when the instrument, certificate, or letter evidencing the Stock Award is communicated to, or actually received or accepted by, the Participant.

(c) *Stockholder Rights.* No Participant shall be deemed to be the holder of, or to have any of the rights of a holder with respect to, any shares of Common Stock subject to such Stock Award unless and until (i) such Participant has satisfied all requirements for exercise of the Stock Award pursuant to its terms, if applicable, and (ii) the issuance of the Common Stock subject to such Stock Award has been entered into the books and records of the Company.

(d) *No Employment or Other Service Rights.* Nothing in the Plan, any Stock Award Agreement or any other instrument executed thereunder or in connection with any Award granted pursuant thereto shall confer upon any Participant any right to continue to serve the Company or an Affiliate in the capacity in effect at the time the Stock Award was granted or shall affect the right of the Company or an Affiliate to terminate (i) the employment of an Employee with or without notice and with or without cause, (ii) the service of a Consultant pursuant to the terms of such Consultant's agreement with the Company or an Affiliate, or (iii) the service of a Director pursuant to the Bylaws of the Company or an Affiliate, and any applicable provisions of the corporate law of the state in which the Company or the Affiliate is incorporated, as the case may be.

(e) *Incentive Stock Option $100,000 Limitation.* To the extent that the aggregate Fair Market Value (determined at the time of grant) of Common Stock with respect to which Incentive Stock Options are exercisable for the first time by any Optionholder during any calendar year (under all plans of the Company and any Affiliates) exceeds one hundred thousand dollars ($100,000), the Options or portions thereof that exceed such limit (according to the order in which they were granted) shall be treated as Nonstatutory Stock Options, notwithstanding any contrary provision of the applicable Option Agreement(s).

(f) *Investment Assurances.* The Company may require a Participant, as a condition of exercising or acquiring Common Stock under any Stock Award, (i) to give written assurances satisfactory to the Company as to the Participant's knowledge and experience in financial and business matters and/or to employ a purchaser representative reasonably satisfactory to the Company who is knowledgeable and experienced in financial and business matters and that he or she is capable of evaluating, alone or together with the purchaser representative, the merits and risks of exercising the Stock Award; and (ii) to give written assurances satisfactory to the Company stating that the Participant is acquiring Common Stock subject to the Stock Award for the Participant's own account and not with any present intention of selling or otherwise distributing the Common Stock. The foregoing requirements, and any assurances given pursuant to such requirements, shall be inoperative if (A) the issuance of the shares upon the exercise or acquisition of Common Stock under the Stock Award has been registered under a then currently effective registration statement under the Securities Act, or (B) as to any particular requirement, a determination is made by counsel for the Company that such requirement need not be met in the circumstances under the then applicable securities laws. The Company may, upon advice of counsel to the Company, place legends on stock certificates issued under the Plan as such counsel deems necessary or appropriate in order to comply with applicable securities laws, including, but not limited to, legends restricting the transfer of the Common Stock.

(g) *Withholding Obligations.* Unless prohibited by the terms of a Stock Award Agreement, the Company may, in its sole discretion, satisfy any federal, state or local tax withholding obligation relating to an Award by any of the following means or by a combination of such means: (i) causing the Participant to tender a cash payment; (ii) withholding shares of Common Stock from the shares of Common Stock issued or otherwise issuable to the Participant in connection with the Award; *provided, however,* that no shares of Common Stock are withheld with a value exceeding the minimum amount of tax required to be withheld by law (or such lesser amount as may be necessary to avoid classification of the Stock Award as a liability for financial accounting purposes); (iii) withholding cash from an Award settled in cash; (iv) withholding payment from any amounts otherwise payable to the Participant; or (v) by such other method as may be set forth in the Award Agreement.

(h) *Electronic Delivery.* Any reference herein to a "written" agreement or document shall include any agreement or document delivered electronically or posted on the Company's intranet.

(i) *Deferrals.* To the extent permitted by applicable law, the Board, in its sole discretion, may determine that the delivery of Common Stock or the payment of cash, upon the exercise, vesting or settlement of all or a portion of any Award may be deferred and may establish programs and procedures for deferral elections to be made by Participants. Deferrals by Participants will be made in accordance with Section 409A of the Code. Consistent with Section 409A of the Code, the Board may provide for distributions while a Participant is still an employee or otherwise providing services to the Company. The Board is authorized to make deferrals of Awards and determine when, and in what annual percentages, Participants may receive payments, including lump sum payments, following the Participant's termination of Continuous Service, and implement such other terms and conditions consistent with the provisions of the Plan and in accordance with applicable law.

(j) *Compliance with Section 409A.* To the extent that the Board determines that any Award granted hereunder is subject to Section 409A of the Code, the Award Agreement evidencing such Award shall incorporate the terms and conditions necessary to avoid the consequences specified in Section 409A(a)(1) of the Code. To the extent applicable, the Plan and Award Agreements shall be interpreted in accordance with Section 409A of the Code. Notwithstanding anything to the contrary in this Plan (and unless the Award Agreement specifically provides otherwise), if the Shares are publicly traded and a Participant holding an Award that constitutes "deferred compensation" under Section 409A of the Code is a "specified employee" for purposes of Section 409A of the Code, no distribution or payment of any amount shall be made upon a "separation from service" before a date that is six (6) months following the date of such Participant's "separation from service" (as defined in Section 409A of the Code without regard to alternative definitions thereunder) or, if earlier, the date of the Participant's death.

9. ADJUSTMENTS UPON CHANGES IN COMMON STOCK; OTHER CORPORATE EVENTS.

(a) *Capitalization Adjustments.* In the event of a Capitalization Adjustment, the Board shall appropriately and proportionately adjust: (i) the class(es) and maximum number of securities subject to the Plan pursuant to Section 3(a), (ii) the class(es) and maximum number of securities that may be issued pursuant to the exercise of Incentive Stock Options pursuant to Section 3(d), (iii) the class(es) and maximum number of securities that may be awarded to any person pursuant to Sections 4(c) and 6(c)(i), and (iv) the class(es) and number of securities and price per share of stock subject to outstanding Stock Awards. The Board shall make such adjustments, and its determination shall be final, binding and conclusive.

(b) *Restructuring.* Except as otherwise provided in the Stock Award Agreement, in the event of a dissolution or liquidation of the Company, all outstanding Stock Awards (other than Stock Awards consisting of vested and outstanding shares of Common Stock not subject to a forfeiture condition or the Company's right of repurchase) shall terminate immediately prior to the completion of such dissolution or liquidation, and the shares of Common Stock subject to the Company's repurchase rights or subject to a forfeiture condition may be repurchased or reacquired by the Company notwithstanding the fact that the holder of such Stock Award is providing Continuous Service, *provided, however,* that the Board may, in its sole discretion, cause some or all Stock Awards to become fully vested, exercisable and/or no longer subject to repurchase or forfeiture (to the extent such Stock Awards have not previously expired or terminated) before the dissolution or liquidation is completed but contingent on its completion.

(c) *Corporate Transaction.* The following provisions shall apply to Stock Awards in the event of a Corporate Transaction unless otherwise provided in the instrument evidencing the Stock Award or any other written agreement between the Company or any Affiliate and the holder of the Stock Award or unless otherwise expressly provided by the Board at the time of grant of a Stock Award. In the event of a Corporate Transaction, then, notwithstanding any other provision of the Plan, the Board shall take one or more of the following actions with respect to Stock Awards, contingent upon the closing or completion of the Corporate Transaction:

(i) arrange for the surviving corporation or acquiring corporation (or the surviving or acquiring corporation's parent company) to assume or continue the Stock Award or to substitute a similar stock award for the Stock Award (including, but not limited to, an award to acquire the same consideration paid to the stockholders of the Company pursuant to the Corporate Transaction);

(ii) arrange for the assignment of any reacquisition or repurchase rights held by the Company in respect of Common Stock issued pursuant to the Stock Award to the surviving corporation or acquiring corporation (or the surviving or acquiring corporation's parent company);

(iii) accelerate the vesting of the Stock Award (and, if applicable, the time at which the Stock Award may be exercised) to a date prior to the effective time of such Corporate Transaction as the Board shall determine (or, if the Board shall not determine such a date, to the date that is five (5) days prior to the effective date of the Corporate Transaction), with such Stock Award terminating if not exercised (if applicable) at or prior to the effective time of the Corporate Transaction;

(iv) arrange for the lapse of any reacquisition or repurchase rights held by the Company with respect to the Stock Award;

(v) cancel or arrange for the cancellation of the Stock Award, to the extent not vested or not exercised prior to the effective time of the Corporate Transaction, in exchange for such cash consideration, if any, as the Board, in its sole discretion, may consider appropriate; and

(vi) make a payment, in such form as may be determined by the Board equal to the excess, if any, of (A) the value of the property the Participant would have received upon the exercise of the Stock Award, over (B) any exercise price payable by such holder in connection with such exercise.

The Board need not take the same action or actions with respect to all Stock Awards or portions thereof or with respect to all Participants.

(d) *Change in Control.* A Stock Award may be subject to additional acceleration of vesting and exercisability upon or after a Change in Control as may be provided in the Stock Award Agreement for such Stock Award or as may be provided in any other written agreement between the Company or any Affiliate and the Participant, but in the absence of such provision, no such acceleration shall occur.

10. Termination or Suspension of the Plan.

(a) *Plan Term.* The Board may suspend or terminate the Plan at any time. Unless terminated sooner by the Board, the Plan shall automatically terminate on the day before the tenth (10th) anniversary of the earlier of (i) the date the Plan is adopted by the Board, or (ii) the date the Plan is approved by the stockholders of the Company. No Awards may be granted under the Plan while the Plan is suspended or after it is terminated.

(b) *No Impairment of Rights.* Suspension or termination of the Plan shall not impair rights and obligations under any Award granted while the Plan is in effect except with the written consent of the affected Participant.

11. Effective Date of Plan.

This Plan shall become effective on the Effective Date.

12. Choice of Law.

The law of the State of California shall govern all questions concerning the construction, validity and interpretation of this Plan, without regard to that state's conflict of laws rules.

13. Definitions. As used in the Plan, the following definitions shall apply to the capitalized terms indicated below:

(a) *"Affiliate"* means, at the time of determination, any "parent" or "subsidiary" of the Company as such terms are defined in Rule 405 of the Securities Act. The Board shall have the authority to determine the time or times at which "parent" or "subsidiary" status is determined within the foregoing definition.

(b) *"Award"* means a Stock Award or a Performance Cash Award.

(c) *"Award Agreement"* means a written agreement between the Company and a Participant evidencing the terms and conditions of an Award.

(d) *"Board"* means the Board of Directors of the Company.

(e) *"Capitalization Adjustment"* means any change that is made in, or other events that occur with respect to, the Common Stock subject to the Plan or subject to any Stock Award after the Effective Date without the receipt of consideration by the Company (through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or any similar equity restructuring transaction, as that term is used in Statement of Financial Accounting Standards No. 123 (revised). Notwithstanding the foregoing, the conversion of any convertible securities of the Company shall not be treated as a Capitalization Adjustment.

(f) *"Cause"* shall have the meaning ascribed to such term in any written agreement between the Participant and the Company defining such term and, in the absence of such agreement, such term shall mean, with respect to a Participant, the occurrence of any of the following events: (i) a felony conviction of such Participant; (ii) the commission by such Participant of an act of fraud or embezzlement against the Company; (iii) such Participant's willful misconduct or gross negligence materially detrimental to the Company; (iv) the Participant's continued failure to implement reasonable requests or directions received in the course of such Participant's Continuous Service; (v) such Participant's wrongful dissemination or use of confidential or proprietary information; or (vi) the intentional and habitual neglect by such Participant of such Participant's duties to the Company. The determination that a termination of the Participant's Continuous Service is either for Cause or without Cause shall be made by the Company in its sole discretion. Any determination by the Company that the Continuous Service of a Participant was terminated with or without Cause for the purposes of outstanding Awards held by such Participant shall have no effect upon any determination of the rights or obligations of the Company or such Participant for any other purpose.

(g) *"Change in Control"* means the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i) any Exchange Act Person becomes the Owner, directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the combined voting power of the Company's then outstanding securities other than by virtue of a merger, consolidation or similar transaction. Notwithstanding the foregoing, a Change in Control shall not be deemed to occur (A) on account of the acquisition of securities of the Company directly from the Company, (B) on account of the acquisition of securities of the Company by an investor, any affiliate thereof or any other Exchange Act Person that acquires the Company's securities in a transaction or series of related transactions the primary purpose of which is to obtain financing for the Company through the issuance of equity securities, or (C) solely because the level of Ownership held by any Exchange Act Person (the "Subject Person") exceeds the designated percentage threshold of the outstanding voting securities as a result of a repurchase or other acquisition of voting securities by the Company reducing the number of shares outstanding, provided that if a Change in Control would occur (but for the operation of this sentence) as a result of the acquisition of voting securities by the Company, and after such share acquisition, the Subject Person becomes the Owner of any additional voting securities that, assuming the repurchase or other acquisition had not occurred, increases the percentage of the then outstanding voting securities Owned by the Subject Person over the designated percentage threshold, then a Change in Control shall be deemed to occur;

(ii) there is consummated a merger, consolidation or similar transaction involving (directly or indirectly) the Company and, immediately after the consummation of such merger, consolidation or similar transaction, the stockholders of the Company immediately prior thereto do not Own, directly or indirectly, either (A) outstanding voting securities representing more than fifty percent (50%) of the combined outstanding voting power of the surviving Entity in such merger, consolidation or similar transaction or (B) more than fifty percent (50%) of the combined outstanding voting power of the parent of the surviving Entity in such merger, consolidation or similar transaction, in each case in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such transaction;

(iii) the stockholders of the Company approve or the Board approves a plan of complete dissolution or liquidation of the Company, or a complete dissolution or liquidation of the Company shall otherwise occur, except for a liquidation into a parent corporation;

(iv) there is consummated a sale, lease, exclusive license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries, other than a sale, lease, license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries to an Entity, more than fifty percent (50%) of the combined voting power of the voting securities of which are Owned by stockholders of the Company in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such sale, lease, license or other disposition; or

(v) individuals who, on the date the Plan is adopted by the Board, are members of the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the members of the Board; *provided, however*, that if the appointment or election (or nomination for election) of any new Board member was approved or recommended by a majority vote of the members of the Incumbent Board then still in office, such new member shall, for purposes of this Plan, be considered as a member of the Incumbent Board.

Notwithstanding the foregoing or any other provision of this Plan the term Change in Control shall not include a sale of assets, merger or other transaction effected exclusively for the purpose of changing the domicile of the Company.

(h) *"Code"* means the Internal Revenue Code of 1986, as amended, including any applicable regulations and guidance thereunder.

(i) *"Committee"* means a committee of one or more Directors to whom authority has been delegated by the Board in accordance with Section 2(c).

(j) *"Common Stock"* means the common stock of the Company.

(k) *"Company"* means Conexant Systems, Inc., a Delaware corporation.

(l) *"Consultant"* means any person, including an advisor, who is (i) engaged by the Company or an Affiliate to render consulting or advisory services and is compensated for such services, or

(ii) serving as a member of the board of directors of an Affiliate and is compensated for such services. However, service solely as a Director, or payment of a fee for such service, shall not cause a Director to be considered a "Consultant" for purposes of the Plan. Notwithstanding the foregoing, a person is treated as a Consultant under this Plan only if a Form S-8 Registration Statement under the Securities Act is available to register the sale of the Company's securities to such person.

(m) *"Continuous Service"* means that the Participant's service with the Company or an Affiliate, whether as an Employee, Director or Consultant, is not interrupted or terminated. A change in the capacity in which the Participant renders service to the Company or an Affiliate as an Employee, Consultant or Director or a change in the entity for which the Participant renders such service, provided that there is no interruption or termination of the Participant's service with the Company or an Affiliate, shall not terminate a Participant's Continuous Service; *provided, however,* if the Entity for which a Participant is rendering services ceases to qualify as an Affiliate, as determined by the Board in its sole discretion, such Participant's Continuous Service shall be considered to have terminated on the date such Entity ceases to qualify as an Affiliate. To the extent permitted by law, the Board or the chief executive officer of the Company, in that party's sole discretion, may determine whether Continuous Service shall be considered interrupted in the case of (i) any leave of absence approved by the Board or Chief Executive Officer, including sick leave, military leave or any other personal leave, or (ii) transfers between the Company, an Affiliate, or their successors. Notwithstanding the foregoing, a leave of absence shall be treated as Continuous Service for purposes of vesting in a Stock Award only to such extent as may be provided in the Company's leave of absence policy, in the written terms of any leave of absence agreement or policy applicable to the Participant, or as otherwise required by law.

(n) *"Corporate Transaction"* means the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i) the consummation of a sale or other disposition of all or substantially all, as determined by the Board in its sole discretion, of the consolidated assets of the Company and its Subsidiaries;

(ii) the consummation of a sale or other disposition of at least ninety percent (90%) of the outstanding securities of the Company;

(iii) the consummation of a merger, consolidation or similar transaction following which the Company is not the surviving corporation; or

(iv) the consummation of a merger, consolidation or similar transaction following which the Company is the surviving corporation but the shares of Common Stock outstanding immediately preceding the merger, consolidation or similar transaction are converted or exchanged by virtue of the merger, consolidation or similar transaction into other property, whether in the form of securities, cash or otherwise.

(o) *"Covered Employee"* shall have the meaning provided in Section 162(m)(3) of the Code.

(p) *"Director"* means a member of the Board.

(q) *"Disability"* means, with respect to a Participant, the inability of such Participant to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than twelve (12) months, as provided in Sections 22(e)(3) and 409A(a)(2)(c)(i) of the Code, and shall be determined by the Board on the basis of such medical evidence as the Board deems warranted under the circumstances.

(r) *"Effective Date"* means the effective date of this Plan document, which is the date of the annual meeting of stockholders of the Company held in 2010 provided this Plan is approved by the Company's stockholders at such meeting.

(s) *"Employee"* means any person employed by the Company or an Affiliate. However, service solely as a Director, or payment of a fee for such services, shall not cause a Director to be considered an "Employee" for purposes of the Plan.

(t) *"Entity"* means a corporation, partnership, limited liability company or other entity.

(u) *"Exchange Act"* means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(v) *"Exchange Act Person"* means any natural person, Entity or "group" (within the meaning of Section 13(d) or 14(d) of the Exchange Act), except that "Exchange Act Person" shall not include (i) the Company or any Subsidiary of the Company, (ii) any employee benefit plan of the Company or any Subsidiary of the Company or any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Subsidiary of the Company, (iii) an underwriter temporarily holding securities pursuant to a registered public offering of such securities, (iv) an Entity Owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their Ownership of stock of the Company; or (v) any natural person, Entity or "group" (within the meaning of Section 13(d) or 14(d) of the Exchange Act) that, as of the Effective Date, is the Owner, directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the combined voting power of the Company's then outstanding securities.

(w) *"Fair Market Value"* means, as of any date, the value of the Common Stock determined as follows:

(i) If the Common Stock is listed on any established stock exchange or traded on any established market, the Fair Market Value of a share of Common Stock shall be the closing sales price for such stock as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Common Stock) on the date of determination, as reported in a source the Board deems reliable.

(ii) Unless otherwise provided by the Board, if there is no closing sales price for the Common Stock on the date of determination, then the Fair Market Value shall be the closing selling price on the last preceding date for which such quotation exists.

(iii) In the absence of such markets for the Common Stock, the Fair Market Value shall be determined by the Board in good faith and in a manner that complies with Sections 409A and 422 of the Code.

(x) *"Incentive Stock Option"* means an option granted pursuant to Section 5 of the Plan that is intended to be, and qualifies as, an "incentive stock option" within the meaning of Section 422 of the Code.

(y) *"Non-Employee Director"* means a Director who either (i) is not a current employee or officer of the Company or an Affiliate, does not receive compensation, either directly or indirectly, from the Company or an Affiliate for services rendered as a consultant or in any capacity other than as a Director (except for an amount as to which disclosure would not be required under Item 404(a) of Regulation S-K promulgated pursuant to the Securities Act ("Regulation S-K")), does not possess an interest in any other transaction for which disclosure would be required under Item 404(a) of Regulation S-K, and is not engaged in a business relationship for which disclosure would be required pursuant to Item 404(b) of Regulation S-K; or (ii) is otherwise considered a "non-employee director" for purposes of Rule 16b-3.

(z) *"Nonstatutory Stock Option"* means any option granted pursuant to Section 5 of the Plan that does not qualify as an Incentive Stock Option.

(aa) *"Officer"* means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act.

(bb) *"Option"* means an Incentive Stock Option or a Nonstatutory Stock Option to purchase shares of Common Stock granted pursuant to the Plan.

(cc) *"Option Agreement"* means a written agreement between the Company and an Optionholder evidencing the terms and conditions of an Option grant. Each Option Agreement shall be subject to the terms and conditions of the Plan.

(dd) *"Optionholder"* means a person to whom an Option is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Option.

(ee) *"Other Stock Award"* means an award based in whole or in part by reference to the Common Stock which is granted pursuant to the terms and conditions of Section 6(d).

(ff) *"Other Stock Award Agreement"* means a written agreement between the Company and a holder of an Other Stock Award evidencing the terms and conditions of an Other Stock Award grant. Each Other Stock Award Agreement shall be subject to the terms and conditions of the Plan.

(gg) *"Outside Director"* means a Director who either (i) is not a current employee of the Company or an "affiliated corporation" (within the meaning of Treasury Regulations promulgated under Section 162(m) of the Code), is not a former employee of the Company or an "affiliated corporation" who receives compensation for prior services (other than benefits under a tax-qualified retirement plan) during the taxable year, has not been an officer of the Company or an "affiliated corporation," and does not receive remuneration from the Company or an "affiliated corporation," either directly or indirectly, in any capacity other than as a Director, or (ii) is otherwise considered an "outside director" for purposes of Section 162(m) of the Code.

(hh) *"Own," "Owned," "Owner," "Ownership"* A person or Entity shall be deemed to "Own," to have "Owned," to be the "Owner" of, or to have acquired "Ownership" of securities if such person or Entity, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares voting power, which includes the power to vote or to direct the voting, with respect to such securities.

(ii) *"Participant"* means a person to whom an Award is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Stock Award.

(jj) *"Performance Cash Award"* means an award of cash granted pursuant to the terms and conditions of Section 6(c)(ii).

(kk) *"Performance Criteria"* means the one or more criteria that the Board shall select for purposes of establishing the Performance Goals for a Performance Period. The Performance Criteria that shall be used to establish such Performance Goals may be based on any one of, or combination of, the following as determined by the Board: (i) earnings (including earnings per share and net earnings); (ii) earnings before interest, taxes and depreciation; (iii) earnings before interest, taxes, depreciation and amortization; (iv) total stockholder return; (v) return on equity or average stockholder's equity; (vi) return on assets, investment, or capital employed; (vii) stock price; (viii) margin (including gross margin); (ix) income (before or after taxes); (x) operating income; (xi) operating income after taxes; (xii) pre-tax profit; (xiii) operating cash flow; (xiv) sales or revenue targets; (xv) increases in revenue or product revenue; (xvi) expenses and cost reduction goals; (xvii) improvement in or attainment of working capital levels; (xiii) economic value added (or an equivalent metric); (xix) market share; (xx) cash flow; (xxi) cash flow per share; (xxii) share price performance; (xxiii) debt reduction; (xxiv) implementation or completion of projects or processes; (xxv) customer satisfaction; (xxvi) stockholders' equity; (xxvii) capital expenditures; (xxiii) debt levels; (xxix) operating profit or net operating profit; (xxx) workforce diversity; (xxxi) growth of net income or operating income; (xxxii) billings; and (xxxiii) to the extent that an Award is not intended to comply with Section 162(m) of the Code, other measures of performance selected by the Board.

(ll) *"Performance Goals"* means, for a Performance Period, the one or more goals established by the Board for the Performance Period based upon the Performance Criteria. Performance Goals may be based on a Company-wide basis, with respect to one or more business units, divisions, Affiliates, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise by the Board (i) in the Award Agreement at the time the Award is granted or (ii) in such other document setting forth the Performance Goals at the time the Performance Goals are established, the Board shall appropriately make adjustments in the method of calculating the attainment of Performance Goals for a Performance Period as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects, as applicable, for non-U.S. dollar denominated Performance Goals; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; and (5) to exclude the effects of any "extraordinary items" as determined under generally accepted accounting principles. In addition, the Board retains the discretion to reduce or eliminate the compensation or economic benefit due upon attainment of Performance Goals and to define the manner of calculating the Performance Criteria it selects to use for such Performance Period. Partial achievement of the specified criteria may result in the payment or vesting corresponding to the degree of achievement as specified in the Stock Award Agreement or the written terms of a Performance Cash Award.

(mm) *"Performance Period"* means the period of time selected by the Board over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant's right to and the payment of a Stock Award or a Performance Cash Award. Performance Periods may be of varying and overlapping duration, at the sole discretion of the Board.

(nn) *"Performance Stock Award"* means a Stock Award granted under the terms and conditions of Section 6(c)(i).

(oo) *"Plan"* means this Conexant Systems, Inc. 2010 Equity Incentive Plan.

(pp) *"Prior Plans"* means the following equity plans (i) the Conexant Systems, Inc. 1999 Long-Term Incentives Plan, as amended, (ii) the Conexant Systems, Inc. Directors Stock Plan, as amended, (iii) the Conexant Systems, Inc. 2000 Non-Qualified Stock Plan, as amended, (iv) the GlobespanVirata, Inc. 1999 Equity Incentive Plan, as amended, (v) the GlobespanVirata, Inc. 1999 Supplemental Stock Option Plan, as amended, (vi) the Amended and Restated GlobespanVirata, Inc. 1999 Stock Incentive Plan, as amended, and (vii) the Conexant Systems, Inc. 2001 Performance Share Plan.

(qq) *"Restricted Stock Award"* means an award of shares of Common Stock which is granted pursuant to the terms and conditions of Section 6(a).

(rr) *"Restricted Stock Award Agreement"* means a written agreement between the Company and a holder of a Restricted Stock Award evidencing the terms and conditions of a Restricted Stock Award grant. Each Restricted Stock Award Agreement shall be subject to the terms and conditions of the Plan.

(ss) *"Restricted Stock Unit Award"* means a right to receive shares of Common Stock which is granted pursuant to the terms and conditions of Section 6(b).

(tt) *"Restricted Stock Unit Award Agreement"* means a written agreement between the Company and a holder of a Restricted Stock Unit Award evidencing the terms and conditions of a Restricted Stock Unit Award grant. Each Restricted Stock Unit Award Agreement shall be subject to the terms and conditions of the Plan.

(uu) *"Rule 16b-3"* means Rule 16b-3 promulgated under the Exchange Act or any successor to Rule 16b-3, as in effect from time to time.

(vv) *"Securities Act"* means the Securities Act of 1933, as amended.

(ww) *"Stock Appreciation Right"* or *"SAR"* means a right to receive the appreciation on Common Stock that is granted pursuant to the terms and conditions of Section 5.

(xx) *"Stock Appreciation Right Agreement"* means a written agreement between the Company and a holder of a Stock Appreciation Right evidencing the terms and conditions of a Stock Appreciation Right grant. Each Stock Appreciation Right Agreement shall be subject to the terms and conditions of the Plan.

(yy) *"Stock Award"* means any right to receive Common Stock granted under the Plan, including an Incentive Stock Option, a Nonstatutory Stock Option, a Restricted Stock Award, a Restricted Stock Unit Award, a Stock Appreciation Right, a Performance Stock Award or any Other Stock Award.

(zz) *"Stock Award Agreement"* means a written agreement between the Company and a Participant evidencing the terms and conditions of a Stock Award grant. Each Stock Award Agreement shall be subject to the terms and conditions of the Plan.

(aaa) *"Subsidiary"* means, with respect to the Company, (i) any corporation of which more than fifty percent (50%) of the outstanding capital stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether, at the time, stock of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is at the time, directly or indirectly, Owned by the Company, and (ii) any partnership, limited liability company or other entity in which the Company has a direct or indirect interest (whether in the form of voting or participation in profits or capital contribution) of more than fifty percent (50%).

(bbb) *"Ten Percent Stockholder"* means a person who Owns (or is deemed to Own pursuant to Section 424(d) of the Code) stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any Affiliate.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended October 2, 2009

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number: 000-24923

CONEXANT SYSTEMS, INC.

(Exact name of registrant as specified in its charter)

Delaware	**25-1799439**
(State of incorporation)	*(I.R.S. Employer Identification No.)*
4000 MacArthur Boulevard **Newport Beach, California**	**92660-3095**
(Address of principal executive offices)	*(Zip code)*

Registrant's telephone number, including area code:
(949) 483-4600

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange on Which Registered:
Common Stock, $0.01 Par Value Per Share (including associated Preferred Share Purchase Rights)	The NASDAQ Stock Market LLC (NASDAQ Global Select Market)

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☑

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the registrant's voting stock held by non-affiliates of the registrant (based on the closing price as reported on the NASDAQ Global Select Market on April 3, 2009) was approximately $42 million. Shares of voting stock held by each officer and director and by each shareowner affiliated with a director have been excluded from this calculation because such persons may be deemed to be affiliates. This determination of officer or affiliate status is not necessarily a conclusive determination for other purposes. The number of outstanding shares of the registrant's Common Stock as of November 23, 2009 was 58,759,223.

Documents Incorporated by Reference

Portions of the registrant's Proxy Statement for the 2010 Annual Meeting of Shareholders to be held on February 18, 2010 are incorporated by reference into Part III of the Form 10-K.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements within the meaning of the federal securities laws. Any statements that do not relate to historical or current facts or matters are forward-looking statements. You can identify some of the forward-looking statements by the use of forward-looking words, such as "may," "will," "could," "project," "believe," "anticipate," "expect," "estimate," "continue," "potential," "plan," "forecasts," and the like, the negatives of such expressions, or the use of future tense. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions. Examples of forward-looking statements include, but are not limited to, statements concerning:

- our beliefs, subject to the qualifications expressed, regarding the sufficiency of our existing sources of liquidity and cash to fund our operations, research and development, anticipated capital expenditures and our working capital needs for at least the next 12 months and whether we will be able to repatriate cash from our foreign operations on a timely and cost-effective basis;
- our belief that we will be able to sustain the recoverability of our goodwill, intangible and tangible long-term assets;
- expectations that we will have sufficient capital to repay our indebtedness as it becomes due and to finance our ongoing business and operations;
- expectations that we will be able to continue to meet NASDAQ listing requirements;
- expectations regarding the market share of our products, growth in the markets we serve and our market opportunities;
- expectations regarding price and product competition;
- continued demand and future growth in demand for our products in the communications, PC and consumer markets we serve;
- our plans and expectations regarding the transition of our semiconductor products to smaller line width geometries;
- our product development plans;
- our expectation that our largest customers will continue to account for a substantial portion of our revenue;
- expectations regarding our contractual obligations and commitments;
- our expectation that we will be able to protect our products and services with proprietary technology and intellectual property protection;
- our expectation that we will be able to meet our lease obligations (and other financial commitments); and
- our expectation that we will be able to continue to rely on third party manufacturers to manufacture, assemble and test our products to meet our customers' demands.

Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. You are urged to carefully review the disclosures we make concerning risks and other factors that may affect our business and operating results, including, but not limited to, those made in Part I, Item 1A of this Annual Report on Form 10-K, and any of those made in our other reports filed with the Securities and Exchange Commission (SEC). Please consider our forward-looking statements in light of those risks as you read this Annual Report on Form 10-K. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. We do not intend, and undertake no obligation, to publish revised forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

CONEXANT SYSTEMS, INC.

TABLE OF CONTENTS

PART I

Item 1. *Business*

General

We design, develop and sell semiconductor system solutions, comprised of semiconductor devices, software and reference designs, for imaging, audio, embedded-modem, and video applications. These solutions include a comprehensive portfolio of imaging solutions for multifunction printers (MFPs), fax platforms, and "connected" frame market segments. Our audio solutions include high-definition (HD) audio integrated circuits, HD audio codecs, and speakers-on-a-chip solutions for personal computers, PC peripheral sound systems, audio subsystems, speakers, notebook docking stations, voice-over-IP speakerphones, intercom, door phone, and audio-enabled surveillance applications. We also offer a full suite of embedded-modem solutions for set-top boxes, point-of-sale systems, home automation and security systems, and desktop and notebook PCs. Additional products include decoders and media bridges for video surveillance and security applications, and system solutions for analog video-based multimedia applications.

Our principal corporate office is located at 4000 MacArthur Boulevard, Newport Beach, CA 92660, and our main telephone number at that location is 949-483-4600. Our common stock trades on the NASDAQ Global Select Market^{sm} under the symbol CNXT.

We were incorporated in Delaware in September 1996 and have been operating in the communications semiconductor business, including as part of the semiconductor systems business of Rockwell International Corporation (now Rockwell Automation, Inc.) since that time. We have been an independent public company since January 1999, following our spin-off from Rockwell. Since then, we have transformed our company from a broad-based communications semiconductor supplier into a fabless communications semiconductor supplier focused on delivering the technology and products for imaging, audio, embedded-modem, and video applications.

Divestitures:

- On August 24, 2009, we completed the sale of certain assets related to our Broadband Access ("BBA") business to Ikanos Communications, Inc. ("Ikanos") for an aggregate of approximately $54 million, of which $7 million was deposited into an escrow account. The escrow account will remain in place for 12 months following the closing of the BBA transaction to satisfy potential indemnification claims by Ikanos. Assets sold pursuant to the asset purchase agreement with Ikanos include specified intellectual property, inventory, contracts, and tangible assets. Ikanos assumed certain liabilities, including obligations under transferred contracts and certain employee-related liabilities. We also granted to Ikanos a license to use certain of the Company's retained technology assets in connection with Ikanos' current and future products in certain fields of use, along with a patent license covering certain of the Company's retained patents to make, use, and sell such products (or, in some cases, components of such products).

- On August 8, 2008, we completed the sale of certain assets related to our Broadband Media Processing ("BMP") business to NXP B.V. ("NXP") for an aggregate consideration of approximately $110 million. Assets sold pursuant to the agreement with NXP include, among other things, specified patents, inventory, contracts and intangible assets. NXP assumed certain liabilities, including obligations under transferred contracts and certain employee-related liabilities. We also granted NXP a license to use certain of the Company's retained technology assets in connection with NXP's current and future products in certain fields of use, along with a patent license covering certain of the Company's retained patents to make, use and sell such products (or, in some cases, components of such products).

- In February 2007, the Company sold its approximate 42% ownership interest in Jazz Semiconductor to Acquicor Technology Inc. ("Acquicor"), which was renamed Jazz Technologies, Inc. ("Jazz") after the transaction, and Jazz Semiconductor became a wholly-owned subsidiary of Jazz. The Company received proceeds of $105.6 million for the sale.

The divestitures of our Broadband Access and our Broadband Media Processing businesses represent the completion of our restructuring strategy which focuses on strengthening our investments on our imaging, audio, video, and embedded modem product portfolio.

Strategy

Our objective is to become a leading supplier of semiconductor solutions and Application Specific Standard Products (ASSPs) to leading global original equipment manufacturer (OEM) and original design manufacturer (ODM) customers in consumer, communications and PC markets. To achieve our objectives, we are pursuing the following strategies:

- Focus our product portfolio on targeted markets and growth opportunities where we can leverage our core expertise in analog and mixed-signal design, digital signal processing (DSP), firmware and software development, and our extensive applications knowledge to strengthen our market positions and expand market share.
- Capitalize on the depth of our global engineering talent and strength of our sales and marketing channels to expand into adjacent markets and provide innovative solutions to capture additional semiconductor content.
- Leverage our strong customer base. Expand strategic relationships with industry-leading OEMs/ODMs to maximize design wins.

Products and Markets

Our expertise in analog and mixed-signal processing, DSP, firmware and software, and applications knowledge allows us to deliver semiconductor devices and integrated systems for consumer electronics products. We organize our products to address opportunities in imaging, audio, embedded-modem, and video applications as more fully described below. We expect that our future products will focus on leveraging our imaging, audio, and video solutions to address technology convergence opportunities within the markets we address, and adjacent high-growth markets. We consider all products to fall into one class of products, semiconductor devices. We position our devices to address the following applications:

Imaging Applications. Our imaging product portfolio includes highly integrated multifunction printers (MFPs) system-on-chip (SoC) solutions for inkjet, laser, and photo printers, and high-performance system solutions for "connected" frames and displays with Internet connectivity. Of note, our imaging portfolio includes Freescale's "SigmaTel" MFP and imaging solutions, which we acquired in July 2008. We also provide SoCs and datapumps for facsimile applications. We believe that our combined imaging intellectual property and our extensive firmware and software stacks uniquely position us to successfully address the increasing demand for printers that feature higher print speed, copy speed, and quality. Our current architecture also enables us to support the trend to PC independent printing, which we believe will allow us to capture additional market share as mobile printing spurs future demand. We also expect to benefit from the trend at major OEM printer companies who currently design their own silicon to outsource MFP designs to merchant semiconductor providers.

Audio Applications. Over the last decade we have created an extensive intellectual property portfolio by developing advanced voice and audio algorithms running on a DSP. Our innovative technical algorithms include 3D expansion (phantom speaker), dynamic range compression, and stage enhancement (BrightSound™) that improve the consumer audio experience in small speakers that are used in products such as mobile Internet devices, portable media players, and smartphone docking stations. Our solutions include HD audio integrated circuits, and HD audio codecs with an integrated Class-D amplifier, which enables higher audio performance at lower power consumption. With the convergence of entertainment and communications applications, we expect the demand for single-chip solutions with integrated voice and audio functionality will grow significantly. To address this opportunity, we offer "speakers-on-a-chip" solutions for applications including PC speakers, audio subsystems, notebook docking stations, VoIP speakerphones, intercoms, door phones and surveillance applications. We also provide audio solutions for notebook computers to OEMs and ODMs globally. In the first quarter of fiscal 2009, we strengthened our product portfolio by entering into an exclusive agreement with Analog Devices Inc. (ADI) to manufacture, distribute and support ADI's complementary PC audio codec product family.

Embedded-Modem Applications. Conexant has a long history of technological innovation and leadership in modem technology, including the development of the world's first analog modem chip. Our analog modem solutions have connected hundreds of millions of users worldwide to the Internet through their desktop and notebook PCs. Our products include mixed-signal intensive, controllerless modem chipsets and software modem solutions that take advantage of the increasing power of PC central processors and use software to perform functions traditionally enabled by semiconductor components. Today, the majority of our analog modem solutions are used in embedded applications, including television set-top boxes, point-of-sale (POS) terminals, facsimile machines, MFPs, home automation and security systems and various industrial applications. We also ship integrated modem and audio combination solutions to major PC OEMs.

Video Applications. We offer video decoders and media bridges for video surveillance/security and consumer video applications. Our highly integrated multi-port video decoders can be used in PC-based or standalone embedded digital video recording (DVR) applications. These products enable multi-channel, bi-directional uncompressed digital audio and video transfers to a host computer for preview, processing, or compression via an integrated PCI Express (PCIe) interface. Additional video products include system solutions for analog video-based multimedia applications including PCTV.

Conexant introduced a new ASSP designed for motion sensors with visual verification catering towards the home security, intercom and security market. This product will broaden our reach into the security market and we are able to cover now a broad range of applications from the very low end surveillance cameras to commercial multi channel DVR's.

Research and Development

We have significant research, development, engineering and product design capabilities. As of October 2, 2009, we had 308 employees engaged in research and development activities at multiple design centers worldwide as compared to approximately 814 employees as of October 3, 2008 and 2,190 employees as of September 28, 2007. The significant decrease in employees reflects the reduction of approximately 650 employees in connection with our sale in August 2008 of our BMP business, the reduction of approximately 355 employees in connection with our sale in August 2009 of our BBA business, as well as our continued right-sizing efforts made throughout the year.

Our design centers provide design engineering and product application support as well as after-sales customer service. The design centers are strategically located around the world to be in close proximity to our OEM customers and to take advantage of key technical and engineering talent. Our major design centers are located in the United States. Additionally, we have integrated circuit design development activities in India and integrated circuit design, product and test engineering, and software support teams in China.

Our continuing operations incurred research and development expenses of $51.4 million, $58.4 million and $91.9 million during fiscal 2009, 2008 and 2007, respectively.

Manufacturing

We are a fabless semiconductor company, which means that we do not own or operate any wafer fabrication or assembly and test sites. We use several leading-edge wafer fabrication subcontractors, such as Taiwan Semiconductor Manufacturing Corporation (TSMC), to meet our typical planned production requirements. We have also qualified additional suppliers to meet short-term upside requirements as necessary during periods of tight capacity. We primarily use complementary metal-oxide semiconductor (CMOS) process technologies. Our products are manufactured in a variety of process technologies ranging from 0.8 micron technology, which is our most mature technology, to 90 nanometers, which is the most advanced production technology. We currently have product development efforts underway at the 65 nanometer process technology node, and are assessing the 40 nanometer technology for certain applications.

Our wafer probe testing is conducted by either our wafer fabrication subcontractors or other independent wafer probe test subcontractors. Following completion of the wafer probe tests, the die are assembled into packages and the finished products are tested by subcontractors. Our primary wafer assembly and test subcontractors include Amkor Technology and STATSChipPAC Ltd. These vendors are located in Taiwan, Korea, Singapore, China, the

Philippines and Malaysia. We use several different package types, tester platforms and handler configurations to fulfill our product needs at the key supplier sites.

Capacity is primarily obtained using a process of short- and long-term forecasting for suppliers to assess our demand, and committing supply to meet the forecasts. We maintain a strong presence at supplier sites to ensure our capacity needs are fulfilled adequately.

Quality and Reliability

Our quality and reliability assurance systems ensure that our products meet our customers' and our internal product performance goals. Our quality management system maintains ISO 9001-2000 certification at our Newport Beach, California, facility. Our key suppliers are either already certified to ISO 9001 or have provided us with plans to achieve certification.

Our quality and reliability assurance department performs extensive environmental tests to demonstrate that our products meet our reliability performance goals. We use industry accepted environmental tests and test methods wherever practical during product qualification.

In addition, our engineering and marketing organizations exercise extensive control during the definition, development and release to production of new products. We have a comprehensive set of design control procedures that:

- determine the quality, reliability and performance objectives for new products;
- provide program/project management, resource identification and facilities;
- ensure verification and validation activities;
- provide criteria for acceptability; and
- clearly define records that are necessary to provide confidence of conformity of the processes and resulting product to our quality system requirements.

We qualify all key suppliers (wafer foundries and assembly subcontractors) and their manufacturing processes. Our key suppliers must agree to our quality system requirements, pass a quality management system audit, and successfully complete a rigorous reliability test plan. We design these qualification requirements as preventive actions to eliminate the causes and occurrence of potential nonconformities. These qualification requirements, reliability test plans, and quality system audits are appropriate to minimize the impact of potential problems.

We developed a Social and Environmental Management System (SEMS) that is used as a framework to develop and manage programs that prevent pollution, minimize the company's overall environmental impact, reduce health and safety risks, promote integrity and fair labor practice, and continually improve business practices and performance. Conexant's SEMS is certified to ISO 14001:2004 (International Organization for Standardization — Environmental Management Systems) and conforms to the requirements of OHSAS 18001:2007 (Occupational Health and Safety Administration Standard — Health and Safety Management Systems), and the EICC (Electronic Industry Citizenship Coalition — Electronic Industry Code of Conduct).

Customers, Marketing and Sales

We market and sell our semiconductor products and system solutions directly to leading OEMs of communication electronics products and indirectly through electronic components distributors. We also sell our products to third-party electronic manufacturing service providers, who manufacture products incorporating our semiconductor products for OEMs.

Sales to distributors and resellers accounted for approximately 36%, 34% and 35% of our net revenues in fiscal 2009, 2008 and 2007, respectively. In fiscal 2009, 2008 and 2007, there was one distributor, Sertek Incorporated, that accounted for 23%, 23% and 23% of our net revenues, respectively. Sales to our twenty largest customers accounted for approximately 87%, 83% and 82% of our net revenues in fiscal 2009, 2008 and 2007, respectively.

Revenues derived from customers located in the Americas, the Asia-Pacific region and in Europe, the Middle East and Africa, as a percentage of total net revenues, were as follows:

	Fiscal Year Ended		
	2009	2008	2007
Americas	4%	6%	6%
China	64%	64%	60%
Asia-Pacific	31%	28%	32%
Europe, Middle East and Africa	1%	2%	2%
	100%	100%	100%

We believe a portion of the products we sell to OEMs and third-party manufacturing service providers in China and the Asia-Pacific region are ultimately shipped to end markets in the Americas and Europe.

We have a worldwide sales and marketing organization comprised of 123 employees as of October 2, 2009 in various domestic and international locations. To complement our direct sales and customer support efforts, we also sell our products through independent manufacturers' representatives, distributors and dealers. In addition, our design and applications engineering staff is actively involved with customers during all phases of design and production and provides customer support through our worldwide sales offices, which are generally in close proximity to customers' facilities.

See Item 1A, Risk Factors, in this report for a discussion of risks and uncertainties related to our international operations.

Backlog

Our sales are made primarily pursuant to standard purchase orders for delivery of products, with such purchase orders officially acknowledged by us according to our own terms and conditions. Because industry practice allows customers to cancel orders with limited advance notice to us prior to shipment, we believe that backlog as of any particular date may not be indicative of our future revenue levels.

Competition

The communications semiconductor industry in general, and the markets in which we operate in particular, are intensely competitive. We compete worldwide with a number of U.S. and international suppliers that are both larger and smaller than us in terms of resources and market share. We anticipate that additional competitors will enter our markets and expect intense price and product competition to continue.

We compete primarily with Integrated Device Technology, Inc., LSI Corporation, Marvell Technology Group Ltd., Realtek Semiconductor Corporation, Silicon Laboratories, Inc., Techwell, Inc., Wolfson Microelectronics plc, and Zoran Corporation.

Intellectual Property and Proprietary Rights

We currently own over 800 United States and foreign patents and patent applications related to our products, processes and technologies. We also cross-license portions of our intellectual property and are licensed or cross-licensed under a number of intellectual property portfolios in the industry that are relevant to our technologies and products. We have filed and received federal and international trademark registrations of our Conexant trademarks. We believe that our intellectual property, including patents, patent applications, licenses and trademarks are of material importance to our business. We believe the duration of our intellectual property rights is adequate relative to the expected lives of our products. Due to the fast pace of innovation and product development, in certain cases our products may become obsolete before the patents, and other intellectual property rights, related to them expire. In addition to protecting our proprietary technologies and processes, we constantly strive to strengthen and enhance our intellectual property portfolio. We use the portfolio to seek licensing opportunities, to negotiate cross-licenses with other intellectual property portfolios, to gain access to intellectual property of others and to avoid, defend against, or settle litigation. While in the aggregate our patents, patent applications, licenses and trademarks are considered important to our operations, they are not considered of such importance that the loss or termination of any one of them would materially affect our business or financial condition.

Environmental Regulation

Federal, state and local requirements relating to the discharge of substances into the environment, the disposal of hazardous wastes, and other activities affecting the environment have had, and will continue to have, an impact on our former manufacturing operations. To date, compliance with environmental requirements and resolution of environmental claims have been accomplished without material effect on our liquidity and capital resources, competitive position or financial condition. We believe that any expenditure necessary for the resolution of environmental claims will not have a material adverse effect on our liquidity and capital resources, competitive position or financial condition. We cannot assess the possible effect of compliance with future requirements.

Employees

As of October 2, 2009, we had 605 employees. None of our employees are covered by collective bargaining agreements. We believe our future success will depend in large part upon our continued ability to attract, motivate, develop and retain highly skilled and dedicated employees.

Available Information

We maintain an Internet website at www.conexant.com. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to such reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, along with our annual report to stockholders and other information related to our company, are available free of charge on this site as soon as reasonably practicable after we electronically file or furnish these reports with the Securities and Exchange Commission. Our Internet website and the information contained therein or connected thereto are not intended to be incorporated into this Annual Report on Form 10-K.

Risk Factors

Our business, financial condition and results of operations can be impacted by a number of risk factors, any one of which could cause our actual results to vary materially from recent results or from our anticipated future results. Any of these risks could materially and adversely affect our business, financial condition and results of operations, which in turn could materially and adversely affect the price of our common stock or other securities.

References in this section to our fiscal year refer to the fiscal year ending on the Friday nearest September 30 of each year.

We face a risk that capital needed for our business and to repay our debt obligations will not be available when we need it.

At October 2, 2009, we had $61.4 million aggregate principal amount of floating rate senior secured notes outstanding due November 2010 and $250.0 million aggregate principal amount of convertible subordinated notes outstanding. In September 2009, we completed a tender offer for $73.0 million of our floating rate senior secured notes and purchased another $7.0 million of these notes, using proceeds from the sale of our BBA business and other completed transactions and available cash on hand. The convertible notes are due in March 2026, but the holders may require us to repurchase, for cash, all or part of their notes on March 1, 2011, March 1, 2016 and March 1, 2021 at a price of 100% of the principal amount, plus any accrued and unpaid interest.

We also have a $50.0 million credit facility with a bank that expires on November 27, 2009 at which time we will no longer be able to draw down on the credit facility. There was an outstanding balance of $28.7 million under the credit facility as of October 2, 2009. Pursuant to the terms of the credit facility, we are allowed to repay any outstanding balance on or before May 27, 2010, through the collection of receivables in the ordinary course of business or out of our cash balances.

Recent tightening of the credit markets and unfavorable economic conditions have led to a low level of liquidity in many financial markets and extreme volatility in the credit and equity markets. If signs of improvement in the global economy do not progress as expected and the economic slowdown continues or worsens, our business, financial condition, cash flow and results of operations will be adversely affected. If that happens, our ability to access the capital or credit markets may worsen and we may not be able to obtain sufficient capital to repay (i) the outstanding balance under our credit facility that expires on November 27, 2009, and (ii) the $250 million outstanding principal amount of our convertible subordinated notes when they become due in March 2026 or earlier as a result of the notes' mandatory repurchase requirements. The first mandatory repurchase date for our convertible subordinated notes is March 1, 2011. In order to satisfy our outstanding debt obligations, we have initiated various actions, including a public offering of our common stock, the exchange of new securities for a portion of our outstanding convertible subordinated notes and the repurchase of our outstanding senior secured notes. In the event we are unable to satisfy or refinance all of our outstanding debt obligations as the obligations are required to be paid, we will be required to consider strategic and other alternatives, including, among other things, the sale of assets to generate funds, the negotiation of revised terms of our indebtedness, and additional exchanges of our existing indebtedness obligations for new securities and additional equity offerings. We have retained financial advisors to assist us in considering these strategic, restructuring or other alternatives. There is no assurance that we would be successful in completing any of these alternatives. Further, we may not be able to refinance any portion of this debt on favorable terms or at all. Our failure to satisfy or refinance any of our indebtedness obligations as they come due, including through additional exchanges of new securities for existing indebtedness obligations or additional equity offerings, would result in a cross default and potential acceleration of our remaining indebtedness obligations, would have a material adverse effect on our business, and could potentially force us to restructure our indebtedness through a filing under the U.S. Bankruptcy Code.

In addition, in the future, we may need to make strategic investments and acquisitions to help us grow our business, which may require additional capital resources. We cannot assure you that the capital required to fund these investments and acquisitions will be available in the future.

There could be a negative effect on the price of our common stock if we issue equity securities to raise capital or in connection with a restructuring of any or all of our convertible subordinated notes.

If we decide to issue any equity securities to raise capital or in connection with exchanges of or a restructuring of our convertible subordinated notes, there could be a substantial dilutive effect on our common stock and an adverse effect on the price of our common stock.

We are a much smaller company than in the recent past and dependent on fewer products for our success.

We are a much smaller company than in the recent past with a narrower, less diversified and more focused portfolio of products. Our smaller size could cause our cash flow and growth prospects to be more volatile and make us more vulnerable to focused competition. As a smaller company, we will have less capital available for research and development and for strategic investments and acquisitions. We could also face greater challenges in satisfying or refinancing our debt obligations as they become due. In addition, we may not be able to appropriately restructure the supporting functions of the Company to fit the needs of a smaller company.

We are subject to the risks of doing business internationally.

For each of fiscal 2009, 2008 and 2007, net revenues from customers located outside of the United States ("U.S."), primarily in the Asia-Pacific region, represented approximately 97%, 97% and 96% of our total net revenues, respectively. In addition, many of our key suppliers are located outside of the U.S. Our international operations consist of research and development, sales offices, and other general and administrative functions. Our international operations are subject to a number of risks inherent in operating abroad. These include, but are not limited to, risks regarding:

- difficulty in obtaining distribution and support;
- local economic and political conditions;
- limitations on our ability under local laws to protect our intellectual property;
- currency exchange rate fluctuations;
- disruptions of commerce and capital or trading markets due to or related to terrorist activity, armed conflict, or natural disasters;
- restrictive governmental actions, such as restrictions on the transfer or repatriation of funds and trade protection measures, including export duties and quotas and customs duties and tariffs;
- changes in legal or regulatory requirements;
- the laws and policies of the U.S. and other countries affecting trade, foreign investment and loans, and import or export licensing requirements; and
- tax laws, including the cost of services provided and products sold between us and our subsidiaries which are subject to review by taxing authorities.

Approximately $20.7 million of our $125.4 million of cash and cash equivalents at October 2, 2009 was located in foreign countries where we conduct business, including approximately $13.5 million in India and $2.5 million in China. These amounts are not freely available for dividend repatriation to the U.S. without the imposition and payment, where applicable, of local taxes. Further, the repatriation of these funds is subject to compliance with applicable local government laws and regulations, and in some cases, requires governmental consent, including in India and China. Our inability to repatriate these funds quickly and without any required governmental consents may limit the resources available to us to fund our operations in the U.S. and other locations or to pay indebtedness.

Recently proposed significant changes to the U.S. international tax laws would limit U.S. deductions for expenses related to un-repatriated foreign-source income and modify the U.S. foreign tax credit and "check-the-box" rules. We cannot determine whether these proposals will be enacted into law or what, if any, changes may be made to such proposals prior to their being enacted into law. If the U.S. tax laws change in a manner that increases our tax obligation, it could result in a material adverse impact on our net income and our financial position.

Further, because most of our international sales are currently denominated in U.S. dollars, our products could become less competitive in international markets if the value of the U.S. dollar increases relative to foreign currencies. From time to time, we may enter into foreign currency forward exchange contracts to minimize risk of loss from currency exchange rate fluctuations for foreign currency commitments entered into in the ordinary course of business. We have not entered into foreign currency forward exchange contracts for other purposes. As of October 2, 2009 we did not have any outstanding foreign currency forward exchange contracts. Our financial condition and results of operations could be affected (adversely or favorably) by currency fluctuations.

We also conduct a significant portion of our international sales through distributors. Sales to distributors and other resellers accounted for approximately 36%, 34% and 35% of our net revenues in fiscal 2009, 2008 and 2007, respectively. Our arrangements with these distributors are terminable at any time, and the loss of these arrangements could have an adverse effect on our operating results.

We operate in the highly cyclical semiconductor industry, which is subject to significant downturns that may negatively impact our business, financial condition, cash flow and results of operations.

The semiconductor industry is highly cyclical and is characterized by constant and rapid technological change, rapid product obsolescence and price erosion, evolving technical standards, short product life cycles (for semiconductors and for the end-user products in which they are used) and wide fluctuations in product supply and demand. Recent domestic and global economic conditions have presented unprecedented and challenging conditions reflecting continued concerns about the availability and cost of credit, the U.S. mortgage market, declining real estate values, increased energy costs, decreased consumer confidence and spending and added concerns fueled by the U.S. federal government's interventions in the U.S. financial and credit markets. These conditions have contributed to instability in both U.S. and international capital and credit markets and diminished expectations for the U.S. and global economy. In addition, these conditions make it extremely difficult for our customers to accurately forecast and plan future business activities and could cause U.S. and foreign businesses to slow spending on our products, which could cause our sales to decrease or result in an extension of our sales cycles. Further, given uncertainty in the economic environment, our customers may have difficulties obtaining capital at adequate or historical levels to finance their ongoing business and operations, which could impair their ability to make timely payments to us. If that were to occur, we may be required to increase our allowance for doubtful accounts and our days sales outstanding would be negatively impacted. We cannot predict the timing, strength or duration of any economic slowdown or subsequent economic recovery, worldwide or within our industry. If the economy or markets in which we operate continue to be subject to these adverse economic conditions, our business, financial condition, cash flow and results of operations will be adversely affected.

We are subject to intense competition.

The communications semiconductor industry in general and the markets in which we compete in particular are intensely competitive. We compete worldwide with a number of U.S. and international semiconductor providers that are both larger and smaller than us in terms of resources and market share. We continually face significant competition in our markets. This competition results in declining average selling prices for our products. We also anticipate that additional competitors will enter our markets as a result of expected growth opportunities, technological and public policy changes and relatively low barriers to entry in certain markets of the industry. Many of our competitors have certain advantages over us, such as significantly greater sales and marketing, manufacturing, distribution, technical, financial and other resources. In addition, many of our current and potential competitors have a stronger financial position, less indebtedness and greater financial resources than we do. These competitors may be able to devote greater financial resources to the development, promotion and sale of their products than we can. The advantages of our competitors may increase now that we have become a significantly smaller company following the sale of our BBA business.

We believe that the principal competitive factors for semiconductor suppliers in our addressed markets are:

- time-to-market;
- product quality, reliability and performance;
- level of integration;
- price and total system cost;
- compliance with industry standards;
- design and engineering capabilities;
- strategic relationships with customers;
- customer support;
- new product innovation; and
- access to manufacturing capacity.

In addition, the financial stability of suppliers is an important consideration in our customers' purchasing decisions. Our relationship with existing and potential customers could be adversely affected if our customers perceive that we lack an appropriate level of financial liquidity or stability or if they think we are too small to do business with.

Current and potential competitors also have established or may establish financial or strategic relationships among themselves or with our existing or potential customers, resellers or other third parties. These relationships may affect customers' purchasing decisions. Accordingly, it is possible that new competitors or alliances could emerge and rapidly acquire significant market share. We cannot assure you that we will be able to compete successfully against current and potential competitors.

We own or lease a significant amount of space in which we do not conduct operations and doing so exposes us to the financial risks of default by our tenants and subtenants and expenses related to carrying vacant property.

As a result of our various reorganization and restructuring related activities, we lease or own a number of domestic facilities in which we do not operate. At October 2, 2009, we had 554,000 square feet of vacant leased space and 456,000 square feet of owned space, of which approximately 88% was being sub-leased to third parties and 12% was vacant and offered for sublease. Included in these amounts are 389,000 square feet of owned space in Newport Beach that we have leased to Jazz Semiconductor, Inc. and 126,000 square feet of leased space in Newport Beach that we have sub-leased to Mindspeed Technologies, Inc. As of October 2, 2009, the aggregate amount owed to landlords under space we lease but do not operate over the remaining terms of the leases was approximately $89.5 million and, of this amount, subtenants had lease obligations to us in the aggregate amount of $11 million. The space we have subleased to others is, in some cases, at rates less than the amounts we are required to pay landlords and, of the aggregate obligations we had to landlords for unused space at October 2, 2009, approximately $22.8 million was attributable to space we were attempting to sublease. In the event one or more of our subtenants fails to make lease payments to us or otherwise defaults on their obligations to us, we could incur substantial unanticipated payment obligations to landlords. In addition, in the event tenants of space we own fail to make lease payments to us or otherwise default on their obligations to us, we could be required to seek new tenants and we cannot assure you that our efforts to do so would be successful or that the rates at which we could do so would be attractive. In the event our estimates regarding our ability to sublet our available space are incorrect, we would be required to adjust our restructuring reserves which could have a material impact on our financial results in the future.

Our revenues, cash flow from operations and results of operations have fluctuated in the past and may fluctuate in the future, particularly given adverse domestic and global economic conditions.

Our revenues, cash flow and results of operations have fluctuated in the past and may fluctuate in the future. These fluctuations are due to a number of factors, many of which are beyond our control. These factors include, among others:

- changes in end-user demand for the products manufactured and sold by our customers;
- the timing of receipt, reduction or cancellation of significant orders by customers;
- adverse economic conditions, including the unavailability or high cost of credit to our customers;
- the inability of our customers to forecast demand based on adverse economic conditions;
- seasonal customer demand;
- the gain or loss of significant customers;
- market acceptance of our products and our customers' products;
- our ability to develop, introduce and market new products and technologies on a timely basis;
- the timing and extent of product development costs;
- new product and technology introductions by competitors;
- changes in the mix of products we develop and sell;
- fluctuations in manufacturing yields;
- availability and cost of products from our suppliers;
- intellectual property disputes; and
- the effect of competitive pricing pressures, including decreases in average selling prices of our products.

The foregoing factors are difficult to forecast, and these as well as other factors could materially adversely affect our business, financial condition, cash flow and results of operations.

We have recently incurred substantial losses and may incur additional future losses.

Our (loss) income from continuing operations for fiscal 2009, 2008 and 2007 was $(26.9) million, $0.2 million, and $(167.4) million, respectively. These results have had a negative impact on our financial condition and operating cash flows. One of our primary sources of liquidity included borrowing under our credit facility, which expires on November 27, 2009. As permitted by the terms of the credit facility, we plan to repay any outstanding balance under this facility on or before May 27, 2010, through the collection of receivables in the ordinary course of business or out of our cash balances. However, we cannot assure you that our business will be profitable or that we will not incur additional substantial losses in the future. Additional operating losses, lower than expected product sales or our inability to restructure our outstanding indebtedness or obtain additional capital to repay our indebtedness obligations will adversely affect our cash flow and financial condition and could impair our ability to satisfy our indebtedness obligations as such obligations come due.

Our ability to use our net operating losses ("NOLs") and other tax attributes to offset future taxable income could be limited by an ownership change and/or decisions by California and other states to suspend the use of NOLs.

We have significant NOLs, research and development ("R&D") tax credits, capitalized R&D and amortizable goodwill available to offset our future U.S. federal and state taxable income. Our ability to utilize these NOLs and other tax attributes may be subject to significant limitations under Section 382 of the Internal Revenue Code (and applicable state law) if we undergo an ownership change. An ownership change occurs for purposes of Section 382 of the Internal Revenue Code if, among other things, 5% stockholders (i.e., stockholders who own or have owned

5% or more of our stock (with certain groups of less-than-5% stockholders treated as single stockholders for this purpose)) increase their aggregate percentage ownership of our stock by more than fifty percentage points above the lowest percentage of the stock owned by these stockholders at any time during the relevant testing period. An issuance of our common stock in connection with or as part of an exchange offer for our debt securities or any other issuance of our common stock can contribute to or result in an ownership change under Section 382. Stock ownership for purposes of Section 382 of the Code is determined under a complex set of attribution rules, so that a person is treated as owning stock directly, indirectly (i.e., through certain entities) and constructively (through certain related persons and certain unrelated persons acting as a group). In the event of an ownership change, Section 382 imposes an annual limitation (based upon our value at the time of the ownership change, as determined under Section 382 of the Code) on the amount of taxable income a corporation may offset with NOLs. If we undergo an ownership change, Section 382 would also limit our ability to use R&D tax credits. In addition, if the tax basis of our assets exceeded the fair market value of our assets at the time of the ownership change, Section 382 could also limit our ability to use amortization of capitalized R&D and goodwill to offset taxable income for the first five years following an ownership change. Any unused annual limitation may be carried over to later years until the applicable expiration date for the respective NOLs. As a result, our inability to utilize these NOLs, credits or amortization as a result of any ownership changes, could adversely impact our operating results and financial condition.

In addition, California and certain states have suspended use of NOLs for certain taxable years, and other states are considering similar measures. As a result, we may incur higher state income tax expense in the future. Depending on our future tax position, continued suspension of our ability to use NOLs in states in which we are subject to income tax could have an adverse impact on our operating results and financial condition.

Our success depends on our ability to timely develop competitive new products and reduce costs.

Our operating results depend largely on our ability to introduce new and enhanced semiconductor products on a timely basis. Successful product development and introduction depends on numerous factors, including, among others, our ability to:

- anticipate customer and market requirements and changes in technology and industry standards;
- accurately define new products;
- complete development of new products and bring our products to market on a timely basis;
- differentiate our products from offerings of our competitors;
- achieve overall market acceptance of our products; and
- coordinate product development efforts between and among our sites, particularly in India and China, to manage the development of products at remote geographic locations.

We may not have sufficient resources to make the substantial investment in research and development in order to develop and bring to market new and enhanced products, and our recent reductions in our R&D headcount and other cost savings initiatives could further hinder our ability to invest in research and development. We cannot assure you that we will be able to develop and introduce new or enhanced products in a timely and cost-effective manner, that our products will satisfy customer requirements or achieve market acceptance, or that we will be able to anticipate new industry standards and technological changes. The complexity of our products may lead to errors, defects and bugs which could subject us to significant costs or damages and adversely affect market acceptance of our products. We also cannot assure you that we will be able to respond successfully to new product announcements and introductions by competitors.

In addition, prices of established products may decline, sometimes significantly and rapidly, over time. We believe that in order to remain competitive we must continue to reduce the cost of producing and delivering existing products at the same time as we develop and introduce new or enhanced products. We cannot assure you that we will be successful and as a result our gross margins may decline in future periods.

We have significant goodwill and intangible assets, and future impairment of our goodwill and intangible assets could have a material negative impact on our financial condition and results of operations.

At October 2, 2009, we had $109.9 million of goodwill and $5.6 million of intangible assets, net, which together represented approximately 33% of our total assets. In periods subsequent to an acquisition, at least on an annual basis or when indicators of impairment exist, we must evaluate goodwill and acquisition-related intangible assets for impairment. When such assets are found to be impaired, they will be written down to estimated fair value, with a charge against earnings. If our market capitalization drops below our book value for a prolonged period of time, if our assumptions regarding our future operating performance change or if other indicators of impairment are present, we may be required to write-down the value of our goodwill and acquisition-related intangible assets by taking a charge against earnings.

Our remaining goodwill is associated with our business. Overall financial performance declines in the first quarter of fiscal 2009 resulted in us performing an interim test for goodwill impairment related to such business. We determined that, despite a decline in this business, performance levels remained sufficient to support the related goodwill as of January 2, 2009. During the fourth fiscal quarter of 2009, we determined that the fair value of our business is greater than its carrying value and therefore there is no impairment of goodwill as of October 2, 2009. Because of the significance of our remaining goodwill and intangible asset balances, any future impairment of these assets could have a material adverse effect on our financial condition and results of operations, although, as a charge, it would have no effect on our cash flow. Significant impairments may also impact shareholders' deficit.

The loss of a key customer could seriously impact our revenue levels and harm our business. In addition, if we are unable to continue to sell existing and new products to our key customers in significant quantities or to attract new significant customers, our future operating results could be adversely affected.

We have derived a substantial portion of our past revenue from sales to a relatively small number of customers. As a result, the loss of any significant customer could materially and adversely affect our financial condition and results of operations.

Sales to our twenty largest customers, including distributors, represented approximately 87%, 83% and 82% of our net revenues in fiscal 2009, 2008 and 2007, respectively. For fiscal 2009, 2008 and 2007, there was one distributor that accounted for 23%, 23% and 23%, respectively, of our net revenues. We expect that our largest customers will continue to account for a substantial portion of our net revenue in future periods. The identities of our largest customers and their respective contributions to our net revenue have varied and will likely continue to vary from period to period. We may not be able to maintain or increase sales to certain of our key customers for a variety of reasons, including the following:

- most of our customers can stop incorporating our products into their own products with limited notice to us and suffer little or no penalty;
- our agreements with our customers typically do not require them to purchase a minimum quantity of our products;
- our customers' perceptions of our liquidity and viability may have a negative impact on their decisions to incorporate our products into their own products;
- many of our customers have pre-existing or concurrent relationships with our current or potential competitors that may affect the customers' decisions to purchase our products;
- our customers face intense competition from other manufacturers that do not use our products;
- some of our customers offer or may offer products that compete with our products;
- some of our customers' liquidity may be negatively affected by continued uncertainty in global economic conditions; and
- our smaller size after selling our BBA business, our cost-savings efforts and any future liquidity constraints may limit our ability to develop and deliver new products to customers.

In addition, our longstanding relationships with some larger customers may also deter other potential customers who compete with these customers from buying our products. To attract new customers or retain existing customers, we may offer certain customers favorable prices on our products. The loss of a key customer, a reduction in sales to any key customer or our inability to attract new significant customers could seriously impact our revenue and materially and adversely affect our results of operations.

Further, our product portfolio consists predominantly of semiconductor solutions for the communications, PC, and consumer markets. Recent unfavorable domestic and global economic conditions have had an adverse impact on demand in these end-user markets by reducing overall consumer spending or shifting consumer spending to products other than those made by our customers. Continued reduced sales by our customers in these end-markets will adversely impact demand by our customers for our products and could also slow new product introductions by our customers and by us. Lower net sales of our products would have an adverse effect on our revenue, cash flow and results of operations.

We may not be able to keep abreast of the rapid technological changes in our markets.

The demand for our products can change quickly and in ways we may not anticipate because our markets generally exhibit the following characteristics:

- rapid technological developments;
- rapid changes in customer requirements;
- frequent new product introductions and enhancements;
- short product life cycles with declining prices over the life cycle of the products; and
- evolving industry standards.

Our products could become obsolete sooner than anticipated because of a faster than anticipated change in one or more of the technologies related to our products or in market demand for products based on a particular technology, particularly due to the introduction of new technology that represents a substantial advance over current technology. Currently accepted industry standards are also subject to change, which may contribute to the obsolescence of our products. Furthermore, as a smaller company following the sale of our BBA business, we might not be able to fund sufficient research and development to keep up with technological developments.

We may be subject to claims of infringement of third-party intellectual property rights or demands that we license third-party technology, which could result in significant expense and loss of our ability to use, make, sell, export or import our products or one or more components comprising our products.

The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights. From time to time, third parties have asserted and may in the future assert patent, copyright, trademark and other intellectual property rights to technologies that are important to our business and have demanded and may in the future demand that we license their patents and technology. Any litigation to determine the validity of claims that our products infringe or may infringe these rights, including claims arising through our contractual indemnification of our customers, regardless of their merit or resolution, could be costly and divert the efforts and attention of our management and technical personnel. We cannot assure you that we would prevail in litigation given the complex technical issues and inherent uncertainties in intellectual property litigation. If litigation results in an adverse ruling we could be required to:

- pay substantial damages;
- cease the manufacture, use or sale of infringing products, processes or technologies;
- discontinue the use of infringing technology;
- expend significant resources to develop non-infringing technology, which we may not be successful in developing; or
- license technology from the third party claiming infringement, which license may not be available on commercially reasonable terms, or at all.

If OEMs of communications electronics products do not design our products into their equipment, we will be unable to sell those products. Moreover, a design win from a customer does not guarantee future sales to that customer.

Our products are components of other products. As a result, we rely on OEMs of communications electronics products to select our products from among alternative offerings to be designed into their equipment. We may be unable to achieve these "design wins." Without design wins from OEMs, we would be unable to sell our products. Once an OEM designs another supplier's semiconductors into one of its product platforms, it will be more difficult for us to achieve future design wins with that OEM's product platform because changing suppliers involves significant cost, time, effort and risk. Achieving a design win with a customer does not ensure that we will receive significant revenues from that customer and we may be unable to convert design wins into actual sales. Even after a design win, the customer is not obligated to purchase our products and can choose at any time to stop using our products if, for example, it or its own products are not commercially successful.

Because of the lengthy sales cycles of many of our products, we may incur significant expenses before we generate any revenues related to those products.

Our customers may need six months or longer to test and evaluate our products and an additional six months or more to begin volume production of equipment that incorporates our products. The lengthy period of time required also increases the possibility that a customer may decide to cancel or change product plans, which could reduce or eliminate sales to that customer. Thus, we may incur significant research and development, and selling, general and administrative expenses before we generate the related revenues for these products, and we may never generate the anticipated revenues if our customer cancels or changes its product plans. As a smaller company following the sale of our BBA business, exposure to lengthy sales cycles may increase the volatility of our revenue stream and common stock price.

Uncertainties involving the ordering and shipment of our products could adversely affect our business.

Our sales are typically made pursuant to individual purchase orders and we generally do not have long-term supply arrangements with our customers. Generally, our customers may cancel orders until 30 days prior to shipment. In addition, we sell a portion of our products through distributors and other resellers, some of whom have a right to return unsold products to us. Sales to distributors and other resellers accounted for approximately 36%, 34% and 35% of our net revenues in fiscal 2009, 2008 and 2007, respectively. Our distributors may offer products of several different suppliers, including products that may be competitive with ours. Accordingly, there is a risk that the distributors may give priority to other suppliers' products and may not sell our products as quickly as forecasted, which may impact the distributors' future order levels. We routinely purchase inventory based on estimates of end-market demand for our customers' products, which is difficult to predict. This difficulty may be compounded when we sell to OEMs indirectly through distributors and other resellers or contract manufacturers, or both, as our forecasts of demand are then based on estimates provided by multiple parties. In addition, our customers may change their inventory practices on short notice for any reason. The cancellation or deferral of product orders, the return of previously sold products or overproduction due to the failure of anticipated orders to materialize could result in our holding excess or obsolete inventory, which could result in write-downs of inventory.

We are dependent upon third parties for the manufacture, assembly and test of our products.

We are entirely dependent upon outside wafer fabrication facilities (known as foundries or fabs). Therefore, our revenue growth is dependent on our ability to obtain sufficient external manufacturing capacity, including wafer fabrication capacity. If the semiconductor industry experiences a shortage of wafer fabrication capacity in the future, we risk experiencing delays in access to key process technologies, production or shipments and increased manufacturing costs. Moreover, our foundry partners often require significant amounts of financing in order to build or expand wafer fabrication facilities. However, current unfavorable economic conditions have also resulted in a tightening in the credit markets, decreased the level of liquidity in many financial markets and resulted in significant volatility in the credit and equity markets. These conditions may make it difficult for foundries to obtain adequate or historical levels of capital to finance the building or expansion of their wafer fabrication facilities, which would have an adverse impact on their production capacity and could in turn negatively impact our wafer output. In addition, certain of our suppliers have required that we keep in place standby letters of credit for all or part of the products we order. Such requirement, or a requirement that we pre-pay for all or part of vendor invoices or that we shorten our payment cycle times in the future, may negatively impact our liquidity and cash position, or may not be available to us due to our then current liquidity or cash position, and would have a negative impact on our ability to produce and deliver products to our customers on a timely basis.

The foundries we use may allocate their limited capacity to fulfill the production requirements of other customers that are larger and better financed than us. If we choose to use a new foundry, it typically takes several months to redesign our products for the process technology and intellectual property cores of the new foundry and to complete the qualification process before we can begin shipping products from the new foundry.

We are also dependent upon third parties for the assembly and testing of our products. Our reliance on others to assemble and test our products subjects us to many of the same risks that we have with respect to our reliance on outside wafer fabrication facilities.

Wafer fabrication processes are subject to obsolescence, and foundries may discontinue a wafer fabrication process used for certain of our products. In such event, we generally offer our customers a "last time buy" program to satisfy their anticipated requirements for our products. The unanticipated discontinuation of wafer fabrication processes on which we rely may adversely affect our revenues and our customer relationships.

In the event of a disruption of the operations of one or more of our suppliers, we may not have a second manufacturing source immediately available. Such an event could cause significant delays in shipments until we could shift the products from an affected facility or supplier to another facility or supplier. The manufacturing processes we rely on are specialized and are available from a limited number of suppliers. Alternate sources of manufacturing capacity, particularly wafer fabrication capacity, may not be available to us on a timely basis. Even if alternate wafer fabrication capacity is available, we may not be able to obtain it on favorable terms, or at all. All such delays or disruptions could impair our ability to meet our customers' requirements and have a material adverse effect on our operating results.

In addition, the highly complex and technologically demanding nature of semiconductor manufacturing has caused foundries from time to time to experience lower than anticipated manufacturing yields, particularly in connection with the introduction of new products and the installation and start-up of new process technologies. Lower than anticipated manufacturing yields may affect our ability to fulfill our customers' demands for our products on a timely basis and may adversely affect our cost of goods sold and our results of operations.

We may experience difficulties in transitioning to smaller geometry process technologies or in achieving higher levels of design integration, which may result in reduced manufacturing yields, delays in product deliveries, increased expenses and loss of design wins to our competitors.

To remain competitive, we expect to continue to transition our semiconductor products to increasingly smaller line width geometries. This transition requires us to modify the manufacturing processes for our products and to redesign some products, as well as standard cells and other integrated circuit designs that we may use in multiple products. We periodically evaluate the benefits, on a product-by-product basis, of migrating to smaller geometry process technologies to reduce our costs. In the past, we have experienced some difficulties in shifting to smaller geometry process technologies or new manufacturing processes, which resulted in reduced manufacturing yields, delays in product deliveries and increased expenses. We may face similar difficulties, delays and expenses as we continue to transition our products to smaller geometry processes. We are dependent on our relationships with our foundries to transition to smaller geometry processes successfully. We cannot assure you that our foundries will be able to effectively manage the transition or that we will be able to maintain our existing foundry relationships or develop new ones. If our foundries or we experience significant delays in this transition or fail to implement this transition efficiently, we could experience reduced manufacturing yields, delays in product deliveries and increased expenses, all of which could negatively affect our relationships with our customers and result in the loss of design wins to our competitors, which in turn would adversely affect our results of operations. As smaller geometry processes become more prevalent, we expect to continue to integrate greater levels of functionality, as well as customer and third party intellectual property, into our products. However, we may not be able to achieve higher levels of design integration or deliver new integrated products on a timely basis, or at all. Moreover, even if we are able to achieve higher levels of design integration, such integration may have a short-term adverse impact on our operating results, as we may reduce our revenue by integrating the functionality of multiple chips into a single chip.

If we are not successful in protecting our intellectual property rights, it may harm our ability to compete.

We use a significant amount of intellectual property in our business. We rely primarily on patent, copyright, trademark and trade secret laws, as well as nondisclosure and confidentiality agreements and other methods, to protect our proprietary technologies and processes. At times, we incorporate the intellectual property of our customers into our designs, and we have obligations with respect to the non-use and non-disclosure of their intellectual property. In the past, we have engaged in litigation to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of proprietary rights of others, including our customers. We may engage in future litigation on similar grounds, which may require us to expend significant resources and to divert the efforts and attention of our management from our business operations. We cannot assure you that:

- the steps we take to prevent misappropriation or infringement of our intellectual property or the intellectual property of our customers will be successful;
- any existing or future patents will not be challenged, invalidated or circumvented; or
- any of the measures described above would provide meaningful protection.

Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our technology without authorization, develop similar technology independently or design around our patents. If any of our patents fails to protect our technology, it would make it easier for our competitors to offer similar products. In addition, effective patent, copyright, trademark and trade secret protection may be unavailable or limited in certain countries.

Our success depends, in part, on our ability to effect suitable investments, alliances, acquisitions and where appropriate, divestitures and restructurings.

Although we invest significant resources in research and development activities, the complexity and speed of technological changes make it impractical for us to pursue development of all technological solutions on our own. On an ongoing basis, we review investment, alliance and acquisition prospects that would complement our existing product offerings, augment our market coverage or enhance our technological capabilities. However, we cannot assure you that we will be able to identify and consummate suitable investment, alliance or acquisition transactions in the future.

Moreover, if we consummate such transactions, they could result in:

- large initial one-time write-offs of in-process research and development;
- the incurrence of substantial debt and assumption of unknown liabilities;
- the potential loss of key employees from the acquired company;
- amortization expenses related to intangible assets; and
- the diversion of management's attention from other business concerns.

Integrating acquired organizations and their products and services may be expensive, time-consuming and a strain on our resources and our relationships with employees and customers, and ultimately may not be successful. The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of one or more of our products and the loss of key personnel. The diversion of management's attention and any delays or difficulties encountered in connection with acquisitions and the integration of multiple operations could have an adverse effect on our business, results of operations or financial condition.

Moreover, in the event that we have unprofitable operations or products we may be forced to restructure or divest such operations or products. There is no guarantee that we will be able to restructure or divest such operations or products on a timely basis or at a value that will avoid further losses or that will successfully mitigate the negative impact on our overall operations or financial results.

We may not be able to attract and retain qualified management, technical and other personnel necessary for the design, development and sale of our products. Our success could be negatively affected if key personnel leave.

Our future success depends on our ability to attract and to retain the continued service and availability of skilled personnel at all levels of our business. As the source of our technological and product innovations, our key technical personnel represent a significant asset. The competition for such personnel can be intense. While we have entered into employment agreements with some of our key personnel, we cannot assure you that we will be able to attract and retain qualified management and other personnel necessary for the design, development and sale of our products.

Litigation could be costly and harmful to our business.

We are involved in various claims and lawsuits from time to time. For example, in February 2005, certain of our current and former officers and our Employee Benefits Plan Committee were named as defendants in a purported breach of fiduciary duties class action lawsuit that we recently settled for $3.25 million. Any of these claims or legal actions could adversely affect our business, financial position and results of operations and divert management's attention and resources from other matters.

We currently operate under tax holidays and favorable tax incentives in certain foreign jurisdictions.

While we believe we qualify for these incentives that reduce our income taxes and operating costs, the incentives require us to meet specified criteria, which are subject to audit and review. We cannot assure that we will continue to meet such criteria and enjoy such tax holidays and incentives. If any of our tax holidays or incentives are terminated, our results of operations may be materially and adversely affected.

The price of our common stock may fluctuate significantly.

The price of our common stock is volatile and may fluctuate significantly. For example, since September 29, 2007, the price of our stock has ranged from a high of $14.80 per share to a low of $0.26 per share. There can be no assurance as to the prices at which our common stock will trade or that an active trading market in our common stock will be sustained in the future. In addition to the matters discussed in other risk factors included herein, some of the reasons for fluctuations in our stock price could include:

- our operating and financial performance and prospects;
- our ability to repay or restructure our debt;
- the depth and liquidity of the market for our common stock;
- investor perception of us and the industry in which we operate;
- investor perception of us as a going concern and of our ability to operate successfully as a company with a smaller cash flow and with significant debt obligations;
- the level of research coverage of our common stock;
- changes in earnings estimates or buy/sell recommendations by analysts;
- general financial, domestic, international, economic and other market conditions;
- proposed acquisitions by us or our competitors;
- the hiring or departure of key personnel; and
- adverse judgments or settlements obligating us to pay damages.

In addition, public stock markets have experienced, and may in the future experience, extreme price and trading volume volatility, particularly in the technology sectors of the market. This volatility has significantly affected the market prices of securities of many technology companies for reasons frequently unrelated to or disproportionately impacted by the operating performance of these companies. These broad market fluctuations may adversely affect the market price of our common stock.

Item 1B. ***Unresolved Staff Comments***

Not applicable.

Item 2. ***Properties***

Our corporate headquarters are located in Newport Beach, California. Our other principal facility in the United States is located in Waltham, Massachusetts. Activities at these locations include research and development (including design centers) and operations functions. We also have facilities in India and China. The following table summarizes the locations and respective square footage of the facilities in which we operated at October 2, 2009 (square footage in thousands):

	Leased Square Footage	Owned Square Footage	Total
United States:			
Newport Beach, California	145	51	196
Waltham, MA	29	—	29
	174	51	225
India	20	—	20
China	27	—	27
Other Asia	37	—	37
Europe	3	—	3
	261	51	312

As a result of our various reorganization and restructuring related activities, we also lease or own a number of domestic facilities in which we do not operate. At October 2, 2009, we had 554,000 square feet of vacant leased space and 456,000 square feet of owned space, of which approximately 88% is being sub-leased to third parties and 12% is currently vacant and offered for sublease. Included in these amounts are 389,000 square feet of owned space in Newport Beach that we have leased to Jazz Semiconductor, Inc., and 126,000 square feet of leased space in Newport Beach that we have sub-leased to Mindspeed Technologies, Inc. and 3,000 square feet of owned space in Newport Beach that we have leased to Skyworks Solutions, Inc.

We own approximately 25 acres of land in Newport Beach, California, including the land on which our 456,000 square feet of owned space is located (53,000 square feet occupied by us, 389,000 square feet leased to Jazz, 3,000 square feet leased to Skyworks, and 11,000 square feet leased to various others). We have determined that approximately 17 acres of this property currently zoned for light industrial use could be sold and/or re-developed under the current provisions of our lease agreement with Jazz. Under the passage of a new general plan for the City of Newport Beach in November 2006, we initiated efforts to re-zone the property for mixed use (e.g., residential, retail, etc.) and secure entitlements to maximize the value of this land. These efforts have been impacted by a lawsuit between the City of Newport Beach and City of Irvine. To provide adequate protection from the City of Irvine, the City of Newport Beach has requested that Conexant provide an Environmental Impact Report (EIR) specific to Conexant's project in order to supplement the City of Newport Beach's EIR report. To complete this EIR report it will take additional time and effort by Conexant and the City of Newport Beach. An exact date for when the entitlements will be completed is still unclear but efforts continue with the City of Newport Beach.

We believe our properties have been well-maintained, are in sound operating condition and contain all the equipment and facilities necessary to operate at present levels. Our California facilities, including one of our design centers, are located near major earthquake fault lines. We maintain no earthquake insurance with respect to these facilities. In addition, certain of our facilities are located in countries that may experience civil unrest.

Item 3. *Legal Proceedings*

IPO Litigation — In November 2001, Collegeware Asset Management, LP, on behalf of itself and a putative class of persons who purchased the common stock of GlobeSpan, Inc. (GlobeSpan, Inc. later became GlobespanVirata, Inc., and is now the Company's Conexant, Inc. subsidiary) between June 23, 1999 and December 6, 2000, filed a complaint in the U.S. District Court for the Southern District of New York alleging violations of federal securities laws by the underwriters of GlobeSpan, Inc.'s initial and secondary public offerings as well as by certain GlobeSpan, Inc. officers and directors. The complaint alleged that the defendants violated federal securities laws by issuing and selling GlobeSpan, Inc.'s common stock in the initial and secondary offerings without disclosing to investors that the underwriters had (1) solicited and received undisclosed and excessive commissions or other compensation and (2) entered into agreements requiring certain of their customers to purchase the stock in the aftermarket at escalating prices. The complaint was consolidated for purposes of discovery and other pretrial proceedings with class actions against more than 300 other companies making similar allegations regarding the public offerings of those companies during 1998 through 2000. On June 10, 2009, the court gave preliminary approval, and on October 5, 2009, the court gave final approval, to a $586 million aggregate settlement of the consolidated class actions. For purposes of the settlement, the plaintiff classes do not include certain institutions allocated shares from the "institutional pots" in any of the public offerings at issue in the consolidated class actions and persons associated with those institutions. Pursuant to the terms of the settlement, the Company's and the individual GlobeSpan defendants' share of the cost of the settlement will be paid by GlobeSpan's insurers. Several appeals have been taken from the approval of the settlement; at this time the Company does not believe that these appeals will have a material impact on the Company.

Class Action Suit — In February 2005, the Company and certain of its current and former officers and the Company's Employee Benefits Plan Committee were named as defendants in Graden v. Conexant, et al., a lawsuit filed on behalf of all persons who were participants in the Company's 401(k) Plan (Plan) during a specified class period. This suit was filed in the U.S. District Court of New Jersey and alleges that the defendants breached their fiduciary duties under the Employee Retirement Income Security Act, as amended, to the Plan and the participants in the Plan. The plaintiffs filed an amended complaint on August 11, 2005. The amended complaint alleged that the plaintiffs lost money in the Plan due to (i) poor Company merger-related performance, (ii) misleading disclosures by the Company regarding the merger, (iii) breaches of fiduciary duty regarding management of Plan assets, (iv) being encouraged to invest in Conexant Stock Fund, (v) being unable to diversify out of said fund and (vi) having the Company make its matching contributions in said fund. On October 12, 2005, the defendants filed a motion to dismiss this case. The plaintiffs responded to the motion to dismiss on December 30, 2005, and the defendants' reply was filed on February 17, 2006. On March 31, 2006, the judge dismissed this case and ordered it closed. The plaintiffs filed a notice of appeal on April 17, 2006. The appellate argument was held on April 19, 2007. On July 31, 2007, the Third Circuit Court of Appeals vacated the District Court's order dismissing plaintiffs' complaint and remanded the case for further proceedings. On August 27, 2008, the motion to dismiss was granted in part and denied in part. The judge left in claims against all of the individual defendants as well as against the Company. In January 2009, the Company and the plaintiffs agreed in principle to settle all outstanding claims in the litigation for $3.25 million. On May 21, 2009, plaintiffs' attorneys filed with the District Court a motion asking the court to grant its preliminary approval of the proposed settlement and set a date for a final hearing on the settlement, after notice to the class, the obtaining of an allocation of the dollar recovery, and certain other preconditions set forth in the settlement agreement. By order dated June 18, 2009, the District Court granted preliminary approval of the proposed settlement and set September 11, 2009 as the date of the final Settlement Fairness hearing. On September 11, 2009 the Court approved the proposed settlement. In fiscal 2009, the Company deposited $3.25 million into an escrow account and anticipates that the settlement will be paid in December 2009.

Wi-Lan Litigation — On October 1, 2009, Wi-Lan, Inc. ("Wi-Lan") filed a complaint in the United States District Court for the Eastern District of Texas accusing the Company of infringing one United States patent. Wi-Lan alleges that certain past sales from the Company's former BBA business infringe the patent, which allegedly relates to Asymmetric Digital Subscriber Line ("ADSL") technology. The Company has not been served with the complaint. The Company believes it does not infringe the Wi-Lan patent, and it will defend any lawsuit related to this patent. Wi-Lan and the Company have been engaged in licensing discussions concerning the asserted patent since April 2008 and those discussions continue.

Item 4. *Submission of Matters to a Vote of Security Holders*

No matters were submitted to a vote of our shareholders during the quarter ended October 2, 2009.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Our common stock is traded on the NASDAQ Global Select Market (formerly the Nasdaq National Market) under the symbol "CNXT". The following table lists the high and low intra-day sale prices for our common stock as reported by the NASDAQ Global Select Market for the periods indicated:

	High	Low
Fiscal year ended October 2, 2009:		
Fourth quarter	$ 3.95	$1.11
Third quarter	1.74	0.68
Second quarter	0.86	0.26
First quarter	3.35	0.64
Fiscal year ended October 3, 2008:		
Fourth quarter	$ 6.48	$2.68
Third quarter	6.60	4.30
Second quarter	9.00	3.50
First quarter	14.80	8.20

At November 23, 2009, there were approximately 27,866 holders of record of our common stock.

We have never paid cash dividends on our common stock. We are also currently prohibited from paying cash dividends under the terms of our floating rate senior secured notes indenture. Accordingly, we currently intend to retain any earnings for use in our business and to repay our indebtedness, and do not anticipate paying cash dividends in the foreseeable future.

Shareowner Return Performance Graph

Set forth below is a line graph comparing the cumulative total shareowner return on Conexant common stock against the cumulative total return of the Standard & Poor's 500 Stock Index and the Nasdaq Electronic Components Index for the five-year period ended October 2, 2009. The graph assumes that $100 was invested in each of Conexant common stock, the Standard & Poor's 500 Stock Index and the Nasdaq Electronic Components Index at the respective closing prices on September 30, 2004, the last trading day before the beginning of our fifth preceding fiscal year and that all dividends were reinvested, and is adjusted to give effect to Conexant's June 30, 2008 reverse stock split. No cash dividends have been paid or declared on Conexant common stock.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Conexant Systems, Inc., The S&P 500 Index
And The NASDAQ Electronic Components Index


$160
$140
$120
$100
$80
$60
$40
$20
$0
9/04
9/05
9/06
9/07
9/08
9/09
Conexant Systems, Inc.
S&P 500
NASDAQ Electronic Components

---

* $100 invested on 9/30/04 in stock or index, including reinvestment of dividends.
Fiscal year ending September 30.

	9/04	9/05	9/06	9/07	9/08	9/09
Conexant Systems, Inc.	100.00	111.88	125.00	75.00	25.06	17.13
S&P 500	100.00	112.25	124.37	144.81	112.99	105.18
NASDAQ Electronic Components	100.00	118.95	112.83	137.42	95.53	98.63

Item 6. *Selected Financial Data*

On August 24, 2009, the Company completed the sale of its Broadband Access (BBA) business to Ikanos Communications, Inc. ("Ikanos"). Assets sold pursuant to the agreement with Ikanos include, among other things, specified patents, inventory, contracts and tangible assets. Ikanos assumed certain liabilities, including obligations under transferred contracts and certain employee-related liabilities. We also granted to Ikanos a license to use certain of the Company's retained technology assets in connection with Ikanos's current and future products in certain fields of use, along with a patent license covering certain of the Company's retained patents to make, use, and sell such products (or, in some cases, components of such products).

In August 2008, Conexant completed the sale of its Broadband Media Processing (BMP) business unit. The selected financial data for all periods have been restated to reflect the BMP and BBA businesses as discontinued operations.

The selected financial data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the consolidated financial statements and notes thereto appearing elsewhere in this report.

	Fiscal Year Ended				
	2009	2008	2007	2006	2005
	(In thousands, except per share amounts)				
Statement of Operations Data:					
Net revenues	$ 208,427	$ 331,504	$ 360,703	$ 485,571	$ 428,134
Cost of goods sold(1)(2)	86,674	137,251	161,972	223,809	260,644
Gain on cancellation of supply agreement(3)	—	—	—	(17,500)	—
Gross margin	121,753	194,253	198,731	279,262	167,490
Operating expenses:					
Research and development(2)	51,351	58,439	91,885	101,274	127,990
Selling, general and administrative(2)	62,740	77,905	80,893	89,863	85,169
Amortization of intangible assets	2,976	3,652	9,555	18,450	19,769
Gain on sale of intellectual property(4)	(12,858)	—	—	—	—
Asset impairments(5)	5,672	277	225,380	85	3,761
Special charges(6)	18,983	18,682	8,360	3,731	27,501
Total operating expenses	128,864	158,955	416,073	213,403	264,190
Operating (loss) income	(7,111)	35,298	(217,342)	65,859	(96,700)
Interest expense	21,148	27,804	36,953	32,567	28,123
Other (income) expense, net	(5,025)	9,223	(36,505)	14,281	(106,080)
(Loss) income from continuing operations before income taxes and (loss) gain on equity method investments	(23,234)	(1,729)	(217,790)	19,011	(18,743)
Provision for income taxes	871	849	798	889	1,203
(Loss) income from continuing operations before (loss) gain on equity method investments	(24,105)	(2,578)	(218,588)	18,122	(19,946)
(Loss) gain on equity method investments	(2,807)	2,804	51,182	(8,164)	(10,642)
(Loss) income from continuing operations	(26,912)	226	(167,406)	9,958	(30,588)
Gain on sale of discontinued operations, net of tax(7)	39,170	6,268	—	—	—
Loss from discontinued operations, net of tax(2)(7)	(17,521)	(306,670)	(235,056)	(132,549)	(145,402)
Net loss	$ (5,263)	$(300,176)	$(402,462)	$ (122,591)	$ (175,990)

	Fiscal Year Ended				
	2009	2008	2007	2006	2005
	(In thousands, except per share amounts)				
(Loss) income per share from continuing operations — basic	$ (0.54)	$ 0.00	$ (3.42)	$ 0.21	$ (0.65)
(Loss) income per share from continuing operations — diluted	$ (0.54)	$ 0.00	$ (3.42)	$ 0.20	$ (0.65)
Gain per share from sale of discontinued operations — basic and diluted	$ 0.78	$ 0.13	$ 0.00	$ 0.00	$ 0.00
Loss per share from discontinued operations — basic	$ (0.35)	$ (6.21)	$ (4.80)	$ (2.77)	$ (3.09)
Loss per share from discontinued operations — diluted	$ (0.35)	$ (6.18)	$ (4.80)	$ (2.71)	$ (3.09)
Net loss per share — basic	$ (0.11)	$ (6.08)	$ (8.22)	$ (2.56)	$ (3.74)
Net loss per share — diluted	$ (0.11)	$ (6.05)	$ (8.22)	$ (2.51)	$ (3.74)
Balance Sheet Data at Fiscal Year End:					
Working capital(8)	$ 42,047	$ 115,617	$ 318,360	$ 127,635	$ 125,856
Total assets	350,850	446,403	985,969	1,573,625	1,581,524
Short-term debt	28,653	40,117	80,000	80,000	—
Current portion of long-term debt(9)	61,400	17,707	58,000	188,375	196,825
Long-term obligations(9)	312,089	430,034	523,422	601,189	599,007
Shareholders' (deficit) equity	(118,551)	(136,734)	146,515	510,098	569,093

(1) In fiscal 2005, in response to lower market prices and reduced end-customer demand for our products, we recorded $32.3 million of inventory charges to establish additional excess and obsolete inventory reserves and a write-down of inventory to lower of cost or market.

(2) We adopted FASB ASC 718-10 (Statement of Financial Accounting Standards (SFAS) No. 123(R), "Share-Based Payment,") on October 1, 2005. As a result, stock-based compensation expense included within cost of goods sold, research and development expense, and selling, general and administrative expense in fiscal 2009, 2008, 2007 and 2006 is based on the fair value of all stock options, stock awards and employee stock purchase plan shares. Stock-based compensation expense for earlier periods is based on the intrinsic value of acquired or exchanged unvested stock options in business combinations, which is in accordance with previous accounting standards. Non-cash employee stock-based compensation expense included in our consolidated statements of operations was as follows (in thousands):

	Fiscal Year Ended				
	2009	2008	2007	2006	2005
Cost of goods sold	$ 247	$ 370	$ 426	$ 382	$ —
Research and development	869	2,725	6,157	9,249	3,027
Selling, general and administrative	3,736	9,185	7,271	19,312	1,881
Loss from discontinued operations, net of tax	868	3,589	5,897	16,632	7,142

(3) In fiscal 2006, Conexant and Jazz Semiconductor, Inc. (Jazz) terminated a wafer supply and services agreement. In lieu of credits towards future purchases of product from Jazz, we received additional shares of Jazz common stock and recorded a gain of $17.5 million.

(4) In fiscal 2009, we recorded a $12.9 million gain on sale of intellectual property.

(5) In fiscal 2007, we recorded $184.7 million of goodwill impairment charges, $30.3 million of intangible impairment charges and $6.1 million of property, plant and equipment impairment charges associated with our Embedded Wireless Network products.

(6) Special charges include the following related to the settlement of legal matters and restructuring charges (in thousands):

	Fiscal Year Ended				
	2009	2008	2007	2006	2005
Legal settlements	$ 3,475	$ —	$1,497	$ —	$ 3,255
Restructuring charges	15,116	11,539	7,227	3,641	18,707

(7) As a result of our decision to sell certain assets and liabilities of the BMP and BBA business units in fiscal 2008 and 2009, respectively, the results of the BMP and BBA business and the gain on sale of the BMP business are reported as discontinued operations for all periods presented.

(8) Working capital is defined as current assets minus current liabilities.

Beginning in March 2006, we consider our available-for-sale portfolio as available for use in our current operations. Accordingly, from that date we have classified all marketable securities as short-term, even though the stated maturity dates may be more than one year beyond the current balance sheet date. Prior to March 2006, short-term marketable securities consisted of debt securities with remaining maturity dates of one year or less and equity securities of publicly-traded companies, and long-term marketable securities consisted of debt securities with remaining maturity dates of greater than one year. For periods prior to March 2006, long-term marketable securities are excluded from the calculation of working capital.

Beginning in March 2006, we reclassified the long-term portion of our restructuring accruals, principally consisting of future rental commitments under operating leases, from current liabilities to other long-term liabilities on our consolidated balance sheet. The long-term portion of restructuring accruals for all prior periods have been similarly reclassified. These reclassifications did not affect our total assets, total liabilities, total shareholders' equity, results of operations or cash flows and did not have a material impact on current liabilities, long-term liabilities or the calculation of working capital for any period presented.

In November 2006, we issued $275.0 million aggregate principal amount of floating rate senior secured notes due November 2010. Proceeds from this issuance, net of fees, were approximately $268.1 million. We used the net proceeds of this offering, together with available cash, cash equivalents and marketable securities on hand, to retire our outstanding $456.5 million aggregate principal amount of convertible subordinated notes in February 2007. Because the net proceeds from this offering were used to repay at maturity a portion of the convertible subordinated notes due February 2007, $268.1 million of the $456.5 million convertible subordinated notes has been reclassified as long-term debt on our consolidated balance sheet as of September 29, 2006, as required by the Segment Reporting topics of the FASB ASC 470-10 (SFAS No. 6, "Classification of Short-Term Obligations Expected to Be Refinanced").

Subsequent to October 2, 2009, the Company issued a redemption notice announcing that it will redeem all of the remaining $61.4 million senior secured notes on December 18, 2009. The redemption price will be equal to 101% of the principal amount of the senior secured notes plus accrued and unpaid interest to the redemption date. Accordingly, the remaining $61.4 million senior secured notes have been classified as current in the Company's consolidated balance sheets as of October 2, 2009.

(9) As discussed in note (8) above, $268.1 million of the $456.5 million convertible subordinated notes due February 2007 were reclassified as long-term debt on our consolidated balance sheet as of September 29, 2006, as required by the Segment Reporting topics of the FASB ASC 470-10 (SFAS No. 6, "Classification of Short-Term Obligations Expected to Be Refinanced").

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

You should read the following discussion and analysis in conjunction with our Consolidated Financial Statements and related Notes thereto included in Part II, Item 8 of this Report and the Risk Factors included in Part I, Item 1A of this report, as well as other cautionary statements and risks described elsewhere in this report.

Overview

We design, develop and sell semiconductor system solutions, comprised of semiconductor devices, software and reference designs, for imaging, audio, embedded-modem, and video applications. These solutions include a comprehensive portfolio of imaging solutions for multifunction printers (MFPs), fax platforms, and "connected" frame market segments. Our audio solutions include high-definition (HD) audio integrated circuits, HD audio codecs, and speakers-on-a-chip solutions for personal computers, PC peripheral sound systems, audio subsystems, speakers, notebook docking stations, voice-over-IP speakerphones, intercom, door phone, and audio-enabled surveillance applications. We also offer a full suite of embedded-modem solutions for set-top boxes, point-of-sale systems, home automation and security systems, and desktop and notebook PCs. Additional products include decoders and media bridges for video surveillance and security applications, and system solutions for analog video-based multimedia applications.

Our fiscal year is the 52- or 53-week period ending on the Friday closest to September 30. Fiscal year 2009 was a 52-week year and ended on October 2, 2009. Fiscal year 2008 was a 53-week year and ended on October 3, 2008. Fiscal year 2007 was a 52-week year and ended on September 28, 2007.

Business Enterprise Segments

The Company operates in one reportable segment. As required by the Segment Reporting topics of the FASB ASC 280-10 (SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information"), standards are established for the way that public business enterprises report information about operating segments in their annual consolidated financial statements. Following the sale of the Company's Broadband Access Products ("BBA") operating segment, the results of which have been classified in discontinued operations, the Company has one remaining operating segment, comprised of one reporting unit, which was identified based upon the availability of discrete financial information and the chief operating decision makers regular review of the financial information for this operating segment.

In August 2009, we completed the sale of certain assets related to the BBA business to Ikanos Communications, Inc. In August 2008, we completed the sale of our BMP business to NXP. As a result, the operations of the BMP business and the BBA business have been reported as discontinued operations for all periods presented.

Results of Operations

Net Revenues

We recognize revenue when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the sales price and terms are fixed and determinable, and (iv) the collection of the receivable is reasonably assured. These terms are typically met upon shipment of product to the customer. The majority of our distributors have limited stock rotation rights, which allow them to rotate up to 10% of product in their inventory two times per year. We recognize revenue to these distributors upon shipment of product to the distributor, as the stock rotation rights are limited and we believe that we have the ability to reasonably estimate and establish allowances for expected product returns in accordance with FASB ASC 605-15 (Statement of Financial Accounting Standards (SFAS) No. 48, "Revenue Recognition When Right of Return Exists").

Revenue with respect to sales to customers to whom we have significant obligations after delivery is deferred until all significant obligations have been completed. At October 2, 2009 and October 3, 2008, deferred revenue related to shipments of products for which we have on-going performance obligations was $0.1 million and $0.2 million, respectively.

Our net revenues decreased 37% to $208.4 million in fiscal 2009 from $331.5 million in fiscal 2008. This decrease was primarily driven by a 21% decrease in average selling prices (ASPs) and a 20% decrease in unit volume shipments. The revenue decline was primarily driven by the economic downturn combined with the modem business de-bundling trend and lower shipments of legacy wireless products.

The global economic recession severely dampened semiconductor industry sales in fiscal 2009. Weakening demand for the major drivers of semiconductor sales, which includes automotive products, personal computers, consumer electronics, and corporate information technology products, resulted in a sharp drop in semiconductor industry sales. Demand for all of our products has experienced significant decline in line with the industry decline. Revenues in the fiscal year ended October 2, 2009 were lower compared to the fiscal year ended October 3, 2008 primarily as a result of the effects of the overall economic environment. Facing these challenges, the Company has reduced its operating costs and managed its working capital, while continuing to focus on delivering innovative products to gain market share. Management believes it reached the bottom of its revenue cycle in the fiscal quarter ended April 3, 2009 and sees signs of market stabilization, evidenced by stronger quarter-over-quarter orders that support this belief.

Our net revenues decreased 8% to $331.5 million in fiscal 2008 from $360.7 million in fiscal 2007. This decline was driven by a 16% decrease in average selling prices (ASPs) which was offset slightly by a 5% increase in unit volume shipments. These declines were partially offset by approximately $14.7 million of non-recurring revenue from the buyout of a future royalty stream in fiscal 2008.

Gross Margin

Gross margin represents net revenues less cost of goods sold. As a fabless semiconductor company, we use third parties for wafer production and assembly and test services. Our cost of goods sold consists predominantly of purchased finished wafers, assembly and test services, royalties, other intellectual property costs, labor and overhead associated with product procurement and non-cash stock-based compensation charges for procurement personnel.

Our gross margin percentage for fiscal 2009 was 58.4% compared with 58.6% for fiscal 2008. Our gross margin percentage for fiscal 2008 includes a non-recurring royalty buyout of $14.7 million that occurred in the first quarter. The royalty buyout contributed 1.9% to our gross margin percentage during fiscal 2008. The increase in gross margin percentage is attributable to product cost reduction efforts and improved inventory management, resulting in lower excess and obsolete (E&O) inventory provisions as a percentage of sales.

Our gross margin percentage for fiscal 2008 was 58.6% compared with 55.1% for fiscal 2007. Our gross margin percentage for fiscal 2008 includes a non-recurring royalty buyout of $14.7 million that occurred in the first quarter. The royalty buyout contributed 1.9% to our gross margin percentage during fiscal 2008. The remaining increase in gross margin percentage is attributable to product cost reduction efforts and favorable product mix.

We assess the recoverability of our inventories on a quarterly basis through a review of inventory levels in relation to foreseeable demand, generally over the following twelve months. Foreseeable demand is based upon available information, including sales backlog and forecasts, product marketing plans and product life cycle information. When the inventory on hand exceeds the foreseeable demand, we write down the value of those inventories which, at the time of our review, we expect to be unable to sell. The amount of the inventory write-down is the excess of historical cost over estimated realizable value. Once established, these write-downs are considered permanent adjustments to the cost basis of the excess inventory. Demand for our products may fluctuate significantly over time, and actual demand and market conditions may be more or less favorable than those projected by management. In the event that actual demand is lower than originally projected, additional inventory write-downs may be required. Similarly, in the event that actual demand exceeds original projections, gross margins may be favorably impacted in future periods. During fiscal 2009, we recorded $0.7 million of net credits for E&O

inventory. During fiscal 2008, we recorded $5.6 million of net charges for E&O inventory. Activity in our E&O inventory reserves for fiscal 2009 and 2008 was as follows (in thousands):

	Fiscal Year Ended	
	2009	2008
E&O reserves, beginning of period	$12,579	$11,986
Additions	2,159	7,309
Release upon sales of product	(2,904)	(1,733)
Scrap	(5,669)	(4,003)
Standards adjustments and other	227	(980)
E&O reserves, end of period	$ 6,392	$12,579

We review our E&O inventory balances at the product level on a quarterly basis and regularly evaluate the disposition of all E&O inventory products. It is possible that some of these reserved products will be sold, which will benefit our gross margin in the period sold. During fiscal 2009 and 2008, we sold $2.9 million and $1.7 million, respectively, of reserved products.

Our products are used by communications electronics OEMs that have designed our products into communications equipment. For many of our products, we gain these design wins through a lengthy sales cycle, which often includes providing technical support to the OEM customer. Moreover, once a customer has designed a particular supplier's components into a product, substituting another supplier's components often requires substantial design changes, which involve significant cost, time, effort and risk. In the event of the loss of business from existing OEM customers, we may be unable to secure new customers for our existing products without first achieving new design wins. When the quantities of inventory on hand exceed foreseeable demand from existing OEM customers into whose products our products have been designed, we generally will be unable to sell our excess inventories to others, and the estimated realizable value of such inventories to us is generally zero.

On a quarterly basis, we also assess the net realizable value of our inventories. When the estimated ASP, less costs to sell our inventory, falls below our inventory cost, we adjust our inventory to its current estimated market value. During fiscal 2009 there were no charges to adjust product costs to their estimated market values. Increases to the lower of cost or market (LCM) inventory reserves may be required based upon actual ASPs and changes to our current estimates, which would impact our gross margin percentage in future periods.

Research and Development

Our research and development (R&D) expenses consist principally of direct personnel costs to develop new semiconductor products, allocated indirect costs of the R&D function, photo mask and other costs for pre-production evaluation and testing of new devices, and design and test tool costs. Our R&D expenses also include the costs for design automation advanced package development and non-cash stock-based compensation charges for R&D personnel.

R&D expense decreased $7.1 million, or 12% in fiscal 2009 compared to fiscal 2008. The decrease is due to a 17% reduction in R&D headcount from September 2008 to September 2009, driven by restructuring activities and cost cutting measures, partially offset by our ongoing cost associated with our acquisition of the Freescale "SigmaTel" design center.

R&D expense decreased $33.4 million, or 36%, in fiscal 2008 compared to fiscal 2007. The decrease is due to a 54% reduction in R&D headcount from September 2007 to September 2008. Other restructuring activities and cost cutting measures also contributed to the reduction in R&D expense.

Selling, General and Administrative

Our selling, general and administrative (SG&A) expenses include personnel costs, sales representative commissions, advertising and other marketing costs. Our SG&A expenses also include costs of corporate functions including legal, accounting, treasury, human resources, customer service, sales, marketing, field application engineering, allocated indirect costs of the SG&A function, and non-cash stock-based compensation charges for SG&A personnel.

SG&A expense decreased $15.2 million, or 19%, in fiscal 2009 compared to fiscal 2008. The decrease is primarily due to the 30% decline in SG&A headcount from September 2008 to September 2009 resulting from restructuring activities and cost cutting measures.

SG&A expense decreased $3.0 million, or 4%, in fiscal 2008 compared to fiscal 2007. The decrease is primarily due to the 33% decline in SG&A headcount from September 2007 to September 2008 resulting from restructuring activities and cost cutting measures. The majority of the headcount decrease occurred at the end of the fiscal year, as a result of the BMP business unit sale.

Amortization of Intangible Assets

Amortization of intangible assets consists of amortization expense for intangible assets acquired in various business combinations. Our remaining intangible assets are being amortized over a weighted-average period of approximately 5.3 years.

Amortization expense decreased $0.7 million, or 19%, in fiscal 2009 compared to fiscal 2008. The decrease in amortization expense is primarily attributable to the completion of amortization on an intangible asset in the third quarter of fiscal 2009.

Amortization expense decreased $5.9 million, or 62%, in fiscal 2008 compared to fiscal 2007. The decrease in amortization expense is primarily attributable to the impairment of the intangible assets related to our former wireless business unit recognized in the fourth quarter of fiscal 2007.

Asset Impairments

During fiscal 2009, we recorded impairment charges of $10.8 million, consisting primarily of an $8.3 million impairment of a patent license with Freescale Semiconductor, Inc., land and fixed asset impairments of $1.4 million, electronic design automation ("EDA") tool impairments of $0.8 million, intangible asset impairments of $0.3 million. Asset impairments recorded in continuing operations were $5.7 million, asset impairments related to the BMP and BBA business units of $5.1 million were recorded in discontinued operations.

As a result of the sale of our BBA business and decrease in revenues in the continuing business, the Company determined that the technology license with Freescale Semiconductor Inc. had no value and therefore recorded an impairment charge of $8.3 million for the license, of which $3.3 million was recorded in discontinued operations and $5.0 million in operating expenses in the year ended October 2, 2009.

During fiscal 2008, we continued our review and assessment of the future prospects of its businesses, products and projects with particular attention given to the BBA business unit. The challenges in the competitive DSL market resulted in the net book value of certain assets within the BBA business unit to be considered not fully recoverable. As a result, we recorded impairment charges of $108.8 million related to goodwill, $1.9 million related to intangible assets, $6.5 million related to property, plant and equipment and $3.4 million related to EDA tools. The impairment charges have been included in net loss from discontinued operations.

During fiscal 2008, we reevaluated our reporting unit operations with particular attention given to various scenarios for the BMP business. The determination was made that the net book value of certain assets within the BMP business unit were considered not fully recoverable. As a result, we recorded impairment charges of $119.6 million related to goodwill, $21.1 million related to EDA tools and technology licenses and $2.1 million related to property, plant and equipment, respectively. The impairment charges have been included in net loss from discontinued operations.

Asset impairment charged to continuing operations in fiscal 2008 of $0.3 million consisted primarily of property, plant and equipment charges.

Special Charges

	Fiscal Year Ended		
	October 2, 2009	October 3, 2008	September 28, 2007
		(In thousands)	
Litigation charges	$ 3,475	$ —	$1,497
Restructuring charges	15,116	11,539	7,227
Voluntary Early Retirement Plan ("VERP") settlement charge	—	6,294	—
Loss on disposal of property	392	961	—
Other special charges	—	(112)	(364)
	$18,983	$18,682	$8,360

Special charges for fiscal 2009 consisted primarily of restructuring charges due to reduction of subtenant income from restructured office space and $3.5 million for a settlement of our class action lawsuit related to our 401(k) plan.

Special charges for fiscal 2008 consisted primarily of restructuring charges of $11.5 million that were primarily comprised of employee severance and termination benefit costs related to our fiscal 2008 restructuring actions. In addition, we incurred a charge of $6.3 million related to the settlement of our liability related to the VERP via the purchase of a non-participating annuity contract.

Special charges for fiscal 2007 consisted primarily of a $1.5 million charge for the settlement of our litigation with British Telecom and Conference America and restructuring charges of $7.2 million that were primarily comprised of employee severance and termination benefit costs related to our fiscal 2007 restructuring actions and, to a lesser extent, facilities related charges mainly resulting from the accretion of rent expense related to our fiscal 2005 restructuring action.

Interest Expense

Interest expense decreased $6.7 million, or 24% during fiscal 2009 compared to fiscal 2008. The decrease is primarily attributable to lower debt balances due to repurchase of $133.6 million of debt in 2008 and lower interest rates on our remaining variable rate debt.

Interest expense decreased $9.1 million, or 25% during fiscal 2008 compared to fiscal 2007. The decrease is primarily attributable to the repurchase of $53.6 million and $80.0 million of our senior secured notes in March and September 2008, respectively, debt refinancing activities implemented in fiscal 2007 and declines in interest rates on our variable rate debt.

Other (Income) Expense, Net

	Fiscal Year Ended		
	2009	2008	2007
Investment and interest income	$(1,747)	$ (7,237)	$(13,833)
(Increase) decrease in the fair value of derivative instruments	(4,508)	14,974	952
Impairment of equity securities	2,770	—	—
Loss on rental property	—	1,435	—
Loss on swap termination	1,087	—	—
Gains on investments in equity securities	(1,856)	(896)	(17,016)
Other	(771)	947	(6,608)
Other (income) expense, net	$(5,025)	$ 9,223	$(36,505)

Other income, net for fiscal 2009 was primarily comprised of a $4.5 million increase in the fair value of the Company's warrant to purchase 6.1 million shares of Mindspeed common stock, $1.9 million in gains on sales of equity securities, $1.7 million of investment and interest income on invested cash balances offset by $2.8 million of impairments on equity securities and a $1.1 million realized loss on the termination of interest rate swaps.

Other expense, net for fiscal 2008 was primarily comprised of $7.2 million of investment and interest income on invested cash balances, a $15.0 million decrease in the fair value of the Company's warrant to purchase 6.1 million shares of Mindspeed common stock and $1.4 million of expense related to a rental property.

Other income, net for fiscal 2007 was primarily comprised of $13.8 million of investment and interest income on invested cash balances, $17.0 million of gains on investments in equity securities, including primarily the gain of $16.3 million on the sale of our Skyworks shares and investment credits realized on asset disposals.

Provision for Income Taxes

In fiscal 2009, 2008 and 2007, we recorded income tax provisions of $0.9 million, $0.8 million and $0.8 million, respectively, primarily reflecting income taxes imposed on our foreign subsidiaries. All of our U.S. federal income taxes and the majority of our state income taxes are offset by fully reserved deferred tax assets. Unless there is a change of ownership under Section 382 of the Internal Revenue Code, as amended, which would limit our ability to utilize our deferred tax assets, we expect this to continue for the foreseeable future. We expect our tax provision in future years to decrease slightly due to the contraction of our business activities outside of the U.S., primarily in India and China, partially offset by the scheduled expiration of certain tax holidays in India in fiscal 2010.

As of October 2, 2009, we had approximately $1.3 billion of net deferred income tax assets, which are primarily related to U.S. federal income tax net operating loss (NOL) carryforwards and capitalized R&D expenses and which can be used to offset taxable income in subsequent years. Approximately $766 million of the NOL carryforwards were acquired in business combinations, and under FASB ASC 805-10 (SFAS 141R), which will be effective in fiscal 2010, the benefit of which, if any, will decrease our provision for income taxes. The deferred tax assets acquired in the merger with GlobespanVirata are subject to limitations imposed by section 382 of the Internal Revenue Code, as amended. Such limitations are not expected to impair our ability to utilize these deferred tax assets. As of October 2, 2009, we have a valuation allowance recorded against all of our U.S. and state deferred tax assets and foreign operations have recorded a net deferred tax liability of $0.5 million. We do not expect to recognize any domestic income tax benefits relating to future operating losses until we believe that such tax benefits are more likely than not to be realized.

On September 29, 2007, the Company adopted the provisions of the FASB ASC 740-10 (FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109"), which provides a financial statement recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return. Under FASB ASC 740-10 (FIN 48), a company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. FASB ASC 740-10 (FIN 48) also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and income tax disclosures.

Adopting FASB ASC 740-10 (FIN 48) had the following impact on the Company's financial statements: increased long-term liabilities by $5.9 million and retained deficit by $0.8 million and decreased its long-term assets by $0.3 million and current income taxes payable by $5.3 million. As of September 29, 2007, the Company had $74.4 million of unrecognized tax benefits of which $5.2 million, if recognized, would affect its effective tax rate. As of October 2, 2009 and October 3, 2008, the Company had $73.8 million and $77.3 million, respectively, of unrecognized tax benefits of which $8.6 million and $7.7 million, respectively, if recognized, would affect its effective tax rate. The Company's policy is to include interest and penalties related to unrecognized tax benefits in provision for income taxes. As of October 2, 2009 and October 3, 2008, the Company had accrued interest and penalties related to uncertain tax positions of $1.2 million and $0.9 million, respectively, net of income tax benefit on its balance sheet.

The Company is subject to income taxes in both the United States and numerous foreign jurisdictions and has also acquired and divested certain businesses for which it has retained certain tax liabilities. In the ordinary course of our business, there are many transactions and calculations in which the ultimate tax determination is uncertain and significant judgment is required in determining our worldwide provision for income taxes. The Company and its acquired and divested businesses are regularly under audit by tax authorities. Although the Company believes its tax estimates are reasonable, the final determination of tax audits could be different than that which is reflected in historical income tax provisions and accruals. Based on the results of an audit, a material effect on the Company's income tax provision, net income, or cash flows in the period or periods for which that determination is made could result. The Company files U.S. and state income tax returns in jurisdictions with varying statutes of limitation. The fiscal years 2006 through 2009 generally remain subject to examination by federal and most state tax authorities. The Company is subject to income tax in many jurisdictions outside the U.S., none of which are individually material to its financial position, statement of cash flows, or results of operations.

Gain (Loss) on Equity Method Investments

Gain (loss) on equity method investments includes our share of the earnings or losses of the investments that are recorded under the equity method of accounting, as well as the gains and losses recognized on the sale of our equity method investments.

Loss on equity method investments for fiscal 2009 was $2.8 million. Gain on equity method investments for fiscal 2008 was $2.8 million.

Gain on equity method investments for fiscal 2007 primarily consisted of a $50.3 million gain from the sale of our investment in Jazz.

Loss from Discontinued Operations, net of tax

Loss from discontinued operations, net of tax consists of the operating results of our discontinued BMP and BBA businesses. For the fiscal years 2009, 2008 and 2007, BMP and BBA operations consisted of the following:

	October 2, 2009	October 3, 2008	September 28, 2007
Net revenues	$116,590	$ 351,179	$ 448,166
Cost of goods sold	59,680	212,823	288,565
Gross margin	56,910	138,356	159,601
Operating expenses:			
Research and development	40,085	141,395	186,800
Selling, general and administrative	4,863	18,429	26,137
Amortization of intangible assets	4,430	12,492	12,544
Asset impairments	5,164	262,177	132,363
Special charges	14,518	2,791	20,844
Total operating expenses	69,060	437,284	378,688
Operating loss	(12,150)	(298,928)	(219,087)
Interest expense	2,741	12,836	12,033
Other expense (income), net	1,132	(9,682)	357
Loss from continuing operations before income taxes	(16,023)	(302,082)	(231,477)
Provision for income taxes	1,498	4,588	3,579
Loss from discontinued operations, net of tax	$ (17,521)	$(306,670)	$(235,056)

Liquidity and Capital Resources

Our principal sources of liquidity are our cash and cash equivalents, sales of non-core assets, borrowings and operating cash flow. In addition, the Company has generated additional liquidity in the past through the sale of equity securities and may from time to time do so in the future.

Our cash and cash equivalents increased $19.5 million between October 3, 2008 and October 2, 2009. The increase was primarily due to $44.6 million of proceeds from the sale of our BBA business, $18.4 million of proceeds from a common stock offering, $18.3 million from the release of restricted cash in connection with a letter of credit with a vendor, $14.5 million of proceeds from the sale of intellectual property, $10.4 million proceeds from the resolution of divestiture/acquisition related escrows, $8.5 million of cash provided by operations, $2.5 million from the return of collateral deposits on interest rate swaps and $2.3 million proceeds from sales of equity securities offset by $80 million of payments in connection with repurchases and retirements of long-term debt, $12.4 million net repayments on short-term debt, $4.2 million of net payments for acquisitions and $2.8 million of payments for termination of interest rate swaps.

At October 2, 2009, we had a total of $250 million aggregate principal amount of convertible subordinated notes outstanding. These notes are due in March 2026, but the holders may require us to repurchase, for cash, all or part of their notes on March 1, 2011, March 1, 2016 and March 1, 2021 at a price of 100% of the principal amount, plus any accrued and unpaid interest. The Company has entered into, and intends to continue to enter into, privately negotiated agreements to exchange a portion of its outstanding convertible subordinated notes for equity securities, cash or a combination thereof.

At October 2, 2009, we also had a total of $61.4 million aggregate principal amount of floating rate senior secured notes outstanding. The sale of the our investment in Jazz Semiconductor, Inc. (Jazz) in February 2007 and the sale of two other equity investments in January 2007 qualified as asset dispositions requiring us to make offers to repurchase a portion of the notes no later than 361 days following the February 2007 asset dispositions. Based on the proceeds received from these asset dispositions and our cash investments in assets (other than current assets) related to our business made within 360 days following the asset dispositions, we were required to make an offer to repurchase not more than $53.6 million of the senior secured notes, at 100% of the principal amount plus any accrued and unpaid interest in February 2008. As a result of 100% acceptance of the offer by our bondholders, $53.6 million of the senior secured notes were repurchased during the second quarter of fiscal 2008. We recorded a pretax loss on debt repurchase of $1.4 million during the second quarter of fiscal 2008 that included the write-off of deferred debt issuance costs.

Following the sale of the BMP business unit, we made an offer to repurchase $80.0 million of the senior secured notes at 100% of the principal amount plus any accrued and unpaid interest in September 2008. As a result of the 100% acceptance of the offer by our bondholders, $80.0 million of the senior secured notes were repurchased during the fourth quarter of fiscal 2008. We recorded a pretax loss on debt repurchase of $1.6 million during the fourth quarter of fiscal 2008 that included the write-off of deferred debt issuance costs. The pretax loss on debt repurchase of $1.6 million has been included in net loss from discontinued operations. Due to the receipt of proceeds in excess of the $80.0 million repurchase and other cash investments in assets, $17.7 million of the senior secured notes was classified as current liabilities on the accompanying consolidated balance sheet as of October 3, 2008.

Following the sale of the BBA business unit, the Company made an offer to repurchase $73.0 million of the senior secured notes at 100% of the principal amount plus any accrued and unpaid interest in August 2009. As a result of the 100% acceptance of the offer by the Company's bondholders, $73.0 million of the senior secured notes were repurchased during the fourth quarter of fiscal 2009. In a separate transaction in the fourth quarter of fiscal 2009, the Company purchased an additional $7.0 million of the senior secured notes at 100% of the principal amount plus any accrued and unpaid interest. The Company recorded a pretax loss on debt repurchase of $0.9 million during the fourth quarter of fiscal 2009 that included the write-off of deferred debt issuance costs, $0.4 million was recorded in interest expense in continuing operations, and $0.5 million was recorded in net loss from discontinued operations.

Subsequent to October 2, 2009, the Company issued a redemption notice announcing that it will redeem all of the remaining $61.4 million senior secured notes on December 18, 2009. The redemption price will be equal to

101% of the principal amount of the senior secured notes plus accrued and unpaid interest to the redemption date. Accordingly, the remaining $61.4 million senior secured notes have been classified as current in the Company's consolidated balance sheets as of October 2, 2009.

We also have a $50.0 million credit facility with a bank (the "credit facility"), under which we had borrowed $28.7 million as of October 2, 2009. This credit facility expires on November 27, 2009. As permitted by the terms of the credit facility, we plan to repay any outstanding balance under the credit facility on or before May 27, 2010 through the collection of receivables in the ordinary course of business or out of our cash balances.

In September 2009, the Company raised net proceeds of approximately $18.4 million in a common stock offering and used the proceeds for general corporate purposes, including the repayment of indebtedness and for capital expenses. In October 14, 2009, the Company's underwriter exercised its over-allotment option to purchase additional shares of the company's common stock. Net proceeds to the Company, after expenses, were approximately $2.6 million.

Recent tightening of the credit markets and unfavorable economic conditions have led to a low level of liquidity in many financial markets and extreme volatility in the credit and equity markets. As demonstrated by recent activity, we were able to access the equity markets to raise cash in September 2009. However, there is no assurance that we will be able to do so in future periods or on similar terms and conditions. In addition, if signs of improvement in the global economy do not progress as expected and the economic slowdown continues or worsens, our business, financial condition, cash flow and results of operations will be adversely affected. If that happens, our ability to access the capital or credit markets may worsen and we may not be able to obtain sufficient capital to repay our $250 million principal amount of our convertible subordinated notes when they become due in March 2026 or earlier as a result of the mandatory repurchase requirements. The first mandatory repurchase date for the convertible subordinated notes is March 1, 2011. In addition to the equity offering mentioned above, we have completed certain business restructuring activities including the sale of our BMP and BBA businesses for cash as well as operating expense reductions which have improved our financial performance. We also initiated various actions including the exchange of new securities for a portion of our outstanding convertible subordinated notes and the repurchase of our outstanding senior secured notes. We will continue to explore other restructuring and re-financing alternatives as well as supplemental financing alternatives including, but not limited to, an accounts receivable credit facility. In the event we are unable to satisfy or refinance all of our outstanding debt obligations as the obligations are required to be paid, we will be required to consider strategic and other alternatives, including, among other things, the sale of assets to generate funds, the negotiation of revised terms of our indebtedness, additional exchanges of our existing indebtedness obligations for new securities and additional equity offerings. We have retained financial advisors to assist us in considering these strategic, restructuring or other alternatives. There is no assurance that we would be successful in completing any of these alternatives. Further, we may not be able to refinance any portion of our debt on favorable terms or at all. Our failure to satisfy or refinance any of our indebtedness obligations as they come due, including through additional exchanges of new securities for existing indebtedness obligations or additional equity offerings, would result in a default and potential acceleration of our remaining indebtedness obligations and would have a material adverse effect on our business.

Given these actions taken to date, we believe that our existing sources of liquidity, together with cash expected to be generated from product sales, will be sufficient to fund our operations, research and development, anticipated capital expenditures and working capital for at least the next twelve months.

Cash flows are as follows (in thousands):

	Fiscal Year Ended		
	October 2, 2009	October 3, 2008	September 28 2007
Net cash provided by (used in) operating activities	$ 8,476	$ (18,350)	$ (11,851)
Net cash provided by investing activities	85,404	63,515	205,179
Net cash used in financing activities	(74,378)	(174,887)	(183,349)
Net increase (decrease) in cash and cash equivalents	$ 19,502	$(129,722)	$ 9,979

Cash provided by operating activities was $8.5 million for fiscal 2009 compared to $18.4 million used in operating activities in fiscal 2008. During fiscal 2009, we used $18.3 million of cash in operations and generated $26.8 million for working capital (accounts receivable, inventories, accounts payable and other accrued expenses). The changes in working capital were primarily driven by a $19.2 million decrease in accounts receivable and a $15.9 million decrease in inventories offset by a $10.3 million decrease in accounts payable and a $2.0 million increase in other accrued expenses. The decreases in accounts receivable, inventories and accounts payable were primarily driven by the sale of the BBA business and overall lower business volume.

Cash used in operating activities was $18.4 million for fiscal 2008 compared to $11.9 million for fiscal 2007. During fiscal 2008, we generated $36.9 million of cash from operations and used $54.1 million for working capital (accounts receivable, inventories, accounts payable and other accrued expenses). The changes in working capital were primarily driven by a $45.0 million decrease in accounts payable due to overall lower business volumes, primarily driven by the sale of the BMP business, as well as a decrease in accrued liabilities related to the payment of an $18.5 million litigation settlement in the first quarter of fiscal 2008. These decreases were offset by a $32.6 million decrease in accounts receivable due to the overall lower business volumes, which were primarily attributable to the sale of the BMP business.

Cash provided by investing activities was $85.4 million for fiscal 2009 compared to $63.5 million for fiscal 2008. Cash provided by investing activities is primarily related to the $44.6 million in proceeds on the sale of the BBA business, $18.3 million in release of restricted cash, $14.5 million from sale of intellectual property and $10.4 million of proceeds from resolution of acquisition related escrow.

Cash provided by investing activities was $63.5 million for fiscal 2008 compared to $205.2 million for fiscal 2007. Cash provided by investing activities is primarily related to the $95.4 million in proceeds on the sale of the BMP business, offset by the restriction of $18.0 million to secure a stand-by letter of credit related to one of our suppliers and $16.1 million used to purchase a multi function printer imaging product business from SigmaTel.

Cash used in financing activities was $74.4 million for fiscal 2009 compared to $174.9 million for fiscal 2008. Cash used in financing activities is primarily comprised of our repurchase of our senior secured notes of $80 million and net repayments on our short-term debt of $12.4 million offset by proceeds from a common stock offering of $18.4 million.

Cash used in financing activities was $174.9 million for fiscal 2008 compared to $183.3 million for fiscal 2007. Cash used in financing activities is primarily comprised of senior secured note repurchases of $133.6 million and a $40.1 million decrease in our short-term line of credit.

Contractual Obligations and Commitments

Contractual obligations at October 2, 2009 were as follows:

		Payments Due by Period				
	Total	Less Than 1 Year	1 Year	2 Years	3-5 Years	More Than 5 Years
			(In thousands)			
Long-term debt	$250,000	$ —	$250,000	$ —	$ —	$ —
Short-term debt	90,053	90,053	—	—	—	—
Interest on debt	15,960	10,960	5,000	—	—	—
Operating leases	111,957	19,446	15,661	13,704	27,950	35,196
Purchase commitments	13,496	10,083	1,834	1,579	—	—
	$481,466	$130,542	$272,495	$15,283	$27,950	$35,196

As discussed above, the holders of the $250.0 million convertible subordinated notes due March 2026 could require us to repurchase all or part of their notes as early as March 1, 2011. As a result, the convertible subordinated notes are presented as being due in less than two years in the table above.

At October 2, 2009, the Company had many sublease arrangements on operating leases for terms ranging from near term to approximately eight years. Aggregate scheduled sublease income based on current terms is approximately $13.9 million and is not reflected in the table above.

In addition to the amounts shown in the table above, as of October 2, 2009 we have also recorded liabilities in accordance with FASB ASC 740-10 (FIN 48) of $9.8 million for unrecognized tax benefits, which includes $1.1 million and $0.1 million for potential interest and penalties, respectively, related to these unrecognized tax benefits. We are uncertain as to if or when such amounts may be settled.

Off-Balance Sheet Arrangements

We have made guarantees and indemnities, under which we may be required to make payments to a guaranteed or indemnified party, in relation to certain transactions. In connection with our spin-off from Rockwell International Corporation ("Rockwell"), we assumed responsibility for all contingent liabilities and then-current and future litigation (including environmental and intellectual property proceedings) against Rockwell or its subsidiaries in respect of the operations of the semiconductor systems business of Rockwell. In connection with our contribution of certain of our manufacturing operations to Jazz, we agreed to indemnify Jazz for certain environmental matters and other customary divestiture-related matters. In connection with the sales of our products, we provide intellectual property indemnities to our customers. In connection with certain facility leases, we have indemnified our lessors for certain claims arising from the facility or the lease. We indemnify our directors and officers to the maximum extent permitted under the laws of the State of Delaware.

The durations of our guarantees and indemnities vary, and in many cases are indefinite. The guarantees and indemnities to customers in connection with product sales generally are subject to limits based upon the amount of the related product sales. The majority of other guarantees and indemnities do not provide for any limitation of the maximum potential future payments we could be obligated to make. We have not recorded any liability for these guarantees and indemnities in our consolidated balance sheets. Product warranty costs are not significant.

Special Purpose Entities

We have one special purpose entity, Conexant USA, LLC, which was formed in September 2005 in anticipation of establishing the credit facility. This special purpose entity is a wholly-owned, consolidated subsidiary of ours. Conexant USA, LLC is not permitted, nor may its assets be used, to guarantee or satisfy any of our obligations or those of our subsidiaries.

On November 29, 2005, we established an accounts receivable financing facility whereby we will sell, from time to time, certain insured accounts receivable to Conexant USA, LLC, and Conexant USA, LLC entered into an $80.0 million revolving credit agreement with a bank that is secured by the assets of the special purpose entity. In November 2008, we extended the term of this revolving credit agreement through November 27, 2009. In addition, we lowered our borrowing limit on the revolving credit agreement to $50.0 million due to overall lower business volumes primarily driven by the sale of the BMP business during fiscal 2008. The accounts receivable financing facility expires on November 27, 2009. As permitted by the terms of the credit facility, we plan to repay any outstanding balance under the credit facility on or before May 27, 2010 through the collection of receivables in the ordinary course of business or out of our cash balances.

Recently Adopted Accounting Pronouncements

On January 3, 2009, the Company adopted FASB ASC 815-10 (SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities"). FASB ASC 815-10 (SFAS No. 161) requires expanded disclosures regarding the location and amount of derivative instruments in an entity's financial statements, how derivative instruments and related hedged items are accounted for under FASB ASC 815-10 (SFAS No. 133) and how derivative instruments and related hedged items affect an entity's financial position, operating results and cash flows. As a result of the adoption of FASB ASC 815-10 (SFAS No. 161), the Company expanded its disclosures regarding its derivative instruments.

On October 4, 2008, the Company adopted FASB ASC 820-10 (SFAS No. 157, "Fair Value Measurements"), for its financial assets and liabilities. The Company's adoption of FASB ASC 820-10 (SFAS No. 157) did not have a material impact on its financial position, results of operations or liquidity.

FASB ASC 820-10 (SFAS No. 157) provides a framework for measuring fair value and requires expanded disclosures regarding fair value measurements. FASB ASC 820-10 (SFAS No. 157) defines fair value as the price that would be received for an asset or the exit price that would be paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants on the measurement date. FASB ASC 820-10 (SFAS No. 157) also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs, where available. The following summarizes the three levels of inputs required by the standard that the Company uses to measure fair value.

- *Level 1:* Quoted prices in active markets for identical assets or liabilities.
- *Level 2:* Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities.
- *Level 3:* Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

FASB ASC 820-10 (SFAS No. 157) requires the use of observable market inputs (quoted market prices) when measuring fair value and requires a Level 1 quoted price to be used to measure fair value whenever possible.

In accordance with FASB ASC 820-10 (FSP FAS 157-2, "Effective Date of FASB Statement No. 157"), the Company elected to defer until October 3, 2009 the adoption of FASB ASC 820-10 (SFAS No. 157) for all nonfinancial assets and liabilities that are not recognized or disclosed at fair value in the financial statements on a recurring basis. The adoption of FASB ASC 820-10 (SFAS No. 157) for those assets and liabilities within the scope of FASB ASC 820-10 (FSP FAS 157-2) is not expected to have a material impact on the Company's financial position, results of operations or liquidity.

On October 4, 2008, the Company adopted FASB ASC 825-10 (SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of FASB Statement No. 115"), which permits entities to choose to measure many financial instruments and certain other items at fair value. The Company already records marketable securities at fair value in accordance with FASB ASC 320-15 (SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities"). The adoption of FASB ASC 825-10 (SFAS No. 159) did not have an impact on the Company's condensed consolidated financial statements as management did not elect the fair value option for any other financial instruments or certain other assets and liabilities.

On April 4, 2009, the Company adopted FASB ASC 825-10 (FSP FAS 107-1, "Interim Disclosures about Fair Value of Financial Instruments") and FASB ASC 270-10 (APB 28-1, "Interim Disclosures about Fair Value of Financial Instruments"), which enhanced the disclosure of instruments under the scope of FASB ASC 820-10 (SFAS No. 157). The Company's adoption of FASB ASC 825-10 (FSP FAS 107-1) and FASB ASC 270-10 (APB 28-1) did not have a material impact on its financial position, results of operations or liquidity.

On April 4, 2009, the Company adopted FASB ASC 820-10 (FSP FAS 157-4, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly"), which provides guidance on how to determine the fair value of assets and liabilities under FASB ASC 820-10 (SFAS No. 157) in the current economic environment and reemphasizes that the objective of a fair value measurement remains an exit price. The Company's adoption of FASB ASC 820-10 (FSP FAS 157-4) did not have a material impact on its financial position, results of operations or liquidity.

On April 4, 2009, the Company adopted FASB ASC 855-10 (SFAS No. 165, "Subsequent Events"), which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular SFAS No. 165 sets forth:

1. The period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements.

2. The circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements.

3. The disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

The Company's adoption of SFAS No. 165 did not have a material impact on its financial position, results of operations or liquidity.

Recently Issued Accounting Pronouncements

In December 2007, the FASB issued FASB ASC 805-10 (SFAS No. 141 (revised 2007), "Business Combinations"), which replaced SFAS No. 141. The statement requires a number of changes to the purchase method of accounting for acquisitions, including changes in the way assets and liabilities are recognized in the purchase accounting. It also changes the recognition of assets acquired and liabilities assumed arising from contingencies, requires the capitalization of in-process research and development at fair value, and requires the expensing of acquisition-related costs as incurred. The Company will adopt FASB ASC 805-10 (SFAS No. 141R) in the first quarter of fiscal 2010 and it will apply prospectively to business combinations completed on or after that date. FASB ASC 805-10 (SFAS No. 141R) also requires that changes in acquired deferred tax assets and liabilities or pre-acquisition tax liabilities be recorded to the tax provision as opposed to goodwill as was required under prior guidance. Beginning in the first quarter of fiscal 2010, the tax aspects of FASB ASC 805-10 (SFAS No. 141R) will be applicable to all business combinations regardless of the completion date.

In April 2008, the FASB issued FASB ASC 350-30 (FSP FAS 142-3, "Determination of the Useful Life of Intangible Assets"). FASB ASC 350-30 (FSP FAS 142-3) amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB ASC 350-10 (SFAS No. 142). This change is intended to improve the consistency between the useful life of a recognized intangible asset under FASB ASC 350-10 (SFAS No. 142) and the period of expected cash flows used to measure the fair value of the asset under FASB ASC 805-10 (SFAS No. 141R) and other US GAAP. The requirement for determining useful lives must be applied prospectively to intangible assets acquired after the effective date and the disclosure requirements must be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date. FASB ASC 350-30 (FSP FAS 142-3) is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years, which will require the Company to adopt these provisions in the first quarter of fiscal 2010. The Company is currently evaluating the impact of adopting FASB ASC 350-30 (FSP FAS 142-3) on its condensed consolidated financial statements.

In May 2008, the FASB issued FASB ASC 470-20 (FSP APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)." FASB ASC 470-20 (FSP APB 14-1) requires the issuer to separately account for the liability and equity components of convertible debt instruments in a manner that reflects the issuer's nonconvertible debt borrowing rate. The guidance will result in companies recognizing higher interest expense in the statement of operations due to amortization of the discount that results from separating the liability and equity components. FASB ASC 470-20 (FSP APB 14-1) will be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is not permitted. Based on its initial analysis, the Company expects that the adoption of FASB ASC 470-20 (FSP APB 14-1) will result in an increase in the interest expense recognized on its convertible subordinated notes. The application of this pronouncement may require retrospective application to existing instruments.

In June 2009, the FASB issued SFAS No. 166, "Accounting for Transfers of Financial Assets" ("SFAS No. 166"), an amendment of FASB SFAS No. 140. SFAS No. 166 improves the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement, if any, in transferred financial assets. SFAS No. 166 will be effective for financial statements issued for fiscal years beginning after November 15, 2009, and interim periods within those fiscal years. Early adoption is not permitted. The Company is currently assessing the potential impact that adoption of SFAS No. 166 would have on its financial position and results of operations.

In June 2009, the FASB issued SFAS No. 167, "Amendments to FASB Interpretation No. 46(R)" ("SFAS No. 167"). SFAS No. 167 improves financial reporting by enterprises involved with variable interest entities. SFAS No. 167 will be effective for financial statements issued for fiscal years beginning after November 15, 2009, and interim periods within those fiscal years. Early adoption is not permitted. The Company does not believe that adoption of SFAS No. 167 will have a material impact on its financial position and results of operations.

In August 2009, the FASB issued Accounting Standards Update No. 2009-5, "Measuring Liabilities at Fair Value" ("ASU No. 2009-05"). ASU 2009-05 amends Accounting Standards Codification Topic 820, "Fair Value Measurements." Specifically, ASU 2009-05 provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following methods: 1) a valuation technique that uses a) the quoted price of the identical liability when traded as an asset or b) quoted prices for similar liabilities or similar liabilities when traded as assets and/or 2) a valuation technique that is consistent with the principles of Topic 820 of the Accounting Standards Codification. ASU 2009-05 also clarifies that when estimating the fair value of a liability, a reporting entity is not required to adjust to include inputs relating to the existence of transfer restrictions on that liability. ASU 2009-05 is effective for the first reporting period after the issuance, which will require the Company to adopt these provisions in the first quarter of fiscal 2010. The Company does not believe that adoption of ASU 2009-05 will have a material impact on its financial position and results of operations.

Critical Accounting Policies

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Among the significant estimates affecting our consolidated financial statements are those relating to business combinations, revenue recognition, allowances for doubtful accounts, inventories, long-lived assets, deferred income taxes, valuation of warrants, valuation of equity securities, stock-based compensation and restructuring charges. We regularly evaluate our estimates and assumptions based upon historical experience and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. To the extent actual results differ from those estimates, our future results of operations may be affected.

Business combinations

We account for acquired businesses using the purchase method of accounting which requires that the assets and liabilities assumed be recorded at the date of acquisition at their respective fair values. Because of the expertise required to value intangible assets and in-process research and development (IPR&D), we typically engage a third party valuation firm to assist management in determining those values. Valuation of intangible assets and IPR&D entails significant estimates and assumptions including, but not limited to, determining the timing and expected costs to complete projects, estimating future cash flows from product sales, and developing appropriate discount rates and probability rates by project. We believe that the fair values assigned to the assets acquired and liabilities assumed are based on reasonable assumptions. To the extent actual results differ from those estimates, our future results of operations may be affected by incurring charges to our statements of operations. Additionally, estimates for purchase price allocations may change as subsequent information becomes available.

Revenue recognition

We recognize revenue when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the sales price and terms are fixed and determinable, and (iv) the collection of the receivable is reasonably assured. These terms are typically met upon shipment of product to the customer. The majority of our distributors have limited stock rotation rights, which allow them to rotate up to 10% of product in their inventory two times per year. We recognize revenue to these distributors upon shipment of product to the distributor, as the stock rotation rights are limited and we believe that we have the ability to reasonably estimate and establish allowances for expected product returns in accordance with FASB ASC 605-15 (Statement of Financial Accounting Standards (SFAS) No. 48, "Revenue Recognition When Right of Return Exists"). Development revenue is recognized when services are performed and was not significant for any periods presented.

Revenue with respect to sales to customers to whom we have significant obligations after delivery is deferred until all significant obligations have been completed. At October 2, 2009 and October 3, 2008, deferred revenue related to shipments of products for which we have on-going performance obligations was $0.1 million and $0.2 million, respectively.

Our revenue recognition policy is significant because our revenue is a key component of our operations and the timing of revenue recognition determines the timing of certain expenses, such as sales commissions. Revenue results are difficult to predict, and any shortfall in revenues could cause our operating results to vary significantly from period to period.

Allowance for doubtful accounts

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We use a specific identification method for some items, and a percentage of aged receivables for others. The percentages are determined based on our past experience. If the financial condition of our customers were to deteriorate, our actual losses may exceed our estimates, and additional allowances would be required. At October 2, 2009 and October 3, 2008, our allowances for doubtful accounts were $0.5 million and $0.8 million, respectively.

Derivatives

The Company accounts for derivatives in accordance with FASB ASC 815-10 (SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities"). As of October 2, 2009 the Company's derivatives consisted of warrants to purchase 6.1 million shares of Mindspeed common stock. The fair value of this warrant is determined using a standard Black-Scholes-Merton valuation model with assumptions consistent with current market conditions and our intent to liquidate the warrant over a specified time period. The Black-Scholes-Merton valuation model requires the input of highly subjective assumptions, including expected stock price volatility. Changes in these assumptions, or in the underlying valuation model, could cause the fair value of the Mindspeed warrant to vary significantly from period to period. Changes in the value of the warrant are recorded in income in the period in which they occur.

Inventories

We assess the recoverability of our inventories at least quarterly through a review of inventory levels in relation to foreseeable demand, generally over twelve months. Foreseeable demand is based upon all available information, including sales backlog and forecasts, product marketing plans and product life cycle information. When the inventory on hand exceeds the foreseeable demand, we write down the value of those inventories which, at the time of our review, we expect to be unable to sell. The amount of the inventory write-down is the excess of historical cost over estimated realizable value. Once established, these write-downs are considered permanent adjustments to the cost basis of the excess inventory. Demand for our products may fluctuate significantly over time, and actual demand and market conditions may be more or less favorable than those projected by management. In the event that actual demand or product pricing is lower than originally projected, additional inventory write-downs may be required. Further, on a quarterly basis, we assess the net realizable value of our inventories. When the estimated average selling price of our inventory net of selling expenses falls below our inventory cost, we adjust our inventory to its current estimated market value. At October 2, 2009 and October 3, 2008, our inventory reserves were $6.4 million and $12.6 million, respectively.

Long-lived assets

Long-lived assets, including fixed assets and intangible assets (other than goodwill) are amortized over their estimated useful lives. They are also continually monitored and are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. The determination of recoverability is based on an estimate of undiscounted cash flows expected to result from the use of an asset and its eventual disposition. The estimate of cash flows is based upon, among other things, certain assumptions about expected future operating performance, growth rates and other factors. Estimates of undiscounted cash flows may differ from actual cash flows due to, among other things, technological changes, economic conditions, changes to our business model or changes in operating performance. If the sum of the undiscounted cash flows (excluding interest) is less than the carrying value, an impairment loss will be recognized, measured as the amount by which the carrying value exceeds the fair value of the asset. Fair value is determined using available market data, comparable asset quotes and/or discounted cash flow models.

Goodwill

Goodwill is not amortized. Instead, goodwill is tested for impairment on an annual basis and between annual tests whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Goodwill is tested at the reporting unit level, which is defined as an operating segment or one level below the operating segment. Goodwill is tested annually during the fourth fiscal quarter and, if necessary, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Goodwill impairment testing is a two-step process.

The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. In our annual test in the fourth fiscal quarter of 2009, we assessed the fair value of our reporting units for purposes of goodwill impairment testing based upon the Company's fair value based on the quoted market price of the Company's common stock and a market multiple analysis, both under the market approach. The resulting fair value of the reporting unit is then compared to the carrying amounts of the net assets of the reporting unit, including goodwill. As we have only one reporting unit, the carrying amount of the reporting unit equals the net book value of the Company. We elected not to use the Discounted Cash Flow Analysis in our fiscal 2009 analysis because we believe that our fair value calculated based on quoted market prices and market multiples is a more accurate method.

Fair Value based on Quoted Market price Analysis: The fair value of the Company is calculated based on the quoted market price of the Company's common stock listed on the NASDAQ Global Select Market as of the date of the goodwill impairment analysis multiplied by shares outstanding also as of that date. The fair value of the Company is then compared to the carrying value of the Company as of the date of the goodwill impairment analysis.

Fair Value based on Market Multiple Analysis: We select several companies which we believe are comparable to our business and calculate their revenue multiples (market capitalization divided by annual revenue) based on available revenue information and related stock prices as of the date of the goodwill impairment analysis. The comparable companies are selected based upon similarity of products. We used a revenue multiple of 2.0 in our analysis of comparable companies multiples for the IPM reporting unit as of October 2, 2009 compared to a revenue multiple of 4.3 in our 2008 annual goodwill evaluation. This significant decline reflects the downward impact of the economic environment during the year. We then calculate our fair value by multiplying the revenue multiple by an estimate of our future revenues. The estimate is based on our internal forecasts used by management.

If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test must be performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test, used to measure the amount of impairment loss, compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss must be recognized in an amount equal to that excess. Goodwill impairment testing requires significant judgment and management estimates, including, but not limited to, the determination of (i) the number of reporting units, (ii) the goodwill and other assets and liabilities to be allocated to the reporting units and (iii) the fair values of the reporting units. The estimates and assumptions described above, along with other factors such as discount rates, will significantly affect the outcome of the impairment tests and the amounts of any resulting impairment losses.

All of the goodwill reported on our balance sheet is attributable to the Company's single reporting unit. During the fourth fiscal quarter of 2009, we determined, based on the methods described above, that the fair value of the Company's single reporting unit is greater than the carrying value of the Company's single reporting unit and therefore there is no impairment of goodwill as of October 2, 2009.

Income Taxes

We utilize the liability method of accounting for income taxes as set forth in FASB ASC 740-10 (SFAS No. 109, *Accounting for Income Taxes*). Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized.

In July 2006 the FASB issued FASB ASC 740-10 (FIN No. 48, *Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109*). FASB ASC 740-10 (FIN 48) provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements in accordance with FASB ASC 740-10 (SFAS 109). Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FASB ASC 740-10 (FIN 48) and in subsequent periods. We adopted FASB ASC 740-10 (FIN 48) effective September 29, 2007 and the provisions of FASB ASC 740-10 (FIN 48) have been applied to all tax positions that were open to adjustment as of that date and all income tax positions commencing from that date. We recognize potential accrued interest and penalties related to unrecognized tax benefits within operations as income tax expense. The cumulative effect of applying the provisions of FASB ASC 740-10 (FIN 48) has been reported as an adjustment to the opening balance of our accumulated deficit as of September 29, 2007.

Prior to fiscal 2009 we determined our tax contingencies in accordance with FASB ASC 450-20 (SFAS No. 5, *Accounting for Contingencies*, or SFAS 5). We recorded estimated tax liabilities to the extent the contingencies were probable and could be reasonably estimated.

Deferred income taxes

We evaluate our deferred income tax assets and assess the need for a valuation allowance quarterly. We record a valuation allowance to reduce our deferred income tax assets to the net amount that is more likely than not to be realized. Our assessment of the need for a valuation allowance is based upon our history of operating results, expectations of future taxable income and the ongoing prudent and feasible tax planning strategies available to us. In the event that we determine that we will not be able to realize all or part of our deferred income tax assets in the future, an adjustment to the deferred income tax assets would be charged against income in the period such determination is made. Likewise, in the event we were to determine that we will more likely than not be able to realize our deferred income tax assets in the future in excess of the net recorded amount, an adjustment to the valuation allowance would increase income in the period such determination is made.

Valuation of equity securities

We have a portfolio of strategic investments in non-marketable equity securities. We review equity securities periodically for other-than-temporary impairments, which requires significant judgment. In determining whether a decline in value is other-than-temporary, we evaluate, among other factors, (i) the duration and extent to which the fair value has been less than cost, (ii) the financial condition and near-term prospects of the issuer and (iii) our intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery in fair value. These reviews may include assessments of each investee's financial condition, its business outlook for its products and technology, its projected results and cash flows, the likelihood of obtaining subsequent rounds of financing and the impact of any relevant contractual equity preferences held by us or by others. We have experienced substantial impairments in the value of our equity securities over the past few years. Future adverse changes in market conditions or poor operating results of underlying investments could result in our inability to recover the carrying amounts of our investments, which could require additional impairment charges to write-down the carrying amounts of such investments.

Stock-based compensation

In December 2004, the FASB issued FASB ASC 718-10 (SFAS No. 123(R)). This pronouncement revises SFAS No. 123, "Accounting for Stock-Based Compensation," and supersedes Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." FASB ASC 718-10 (SFAS No. 123(R)) requires that companies account for awards of equity instruments issued to employees under the fair value method of accounting and recognize such amounts in their statements of operations. We adopted FASB ASC 718-10 (SFAS No. 123(R)) on October 1, 2005. Under FASB ASC 718-10 (SFAS No. 123(R)), we are required to measure compensation cost for all stock-based awards at fair value on the date of grant and recognize compensation expense in our consolidated statements of operations over the service period that the awards are expected to vest.

As permitted under FASB ASC 718-10 (SFAS No. 123(R)), we elected to recognize compensation cost for all options with graded vesting granted on or after October 1, 2005 on a straight-line basis over the vesting period of the entire option. For options with graded vesting granted prior to October 1, 2005, we will continue to recognize compensation cost over the vesting period following the accelerated recognition method described in FASB Interpretation No. 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans," as if each underlying vesting date represented a separate option grant. Under FASB ASC 718-10 (SFAS No. 123(R)), we record in our consolidated statements of operations (i) compensation cost for options granted, modified, repurchased or cancelled on or after October 1, 2005 under the provisions of FASB ASC 718-10 (SFAS No. 123(R)) and (ii) compensation cost for the unvested portion of options granted prior to October 1, 2005 over their remaining vesting periods using the fair value amounts previously measured under SFAS No. 123 for pro forma disclosure purposes.

Consistent with the valuation method for the disclosure-only provisions of FASB ASC 718-10 (SFAS No. 123(R)), we use the Black-Scholes-Merton model to value the compensation expense associated with stock options under FASB ASC 718-10 (SFAS No. 123(R)). In addition, forfeitures are estimated when recognizing compensation expense, and the estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of compensation expense to be recognized in future periods.

The Black-Scholes-Merton model requires certain assumptions to determine an option fair value, including expected stock price volatility, risk-free interest rate, and expected life of the option. The expected stock price volatility rates are based on the historical volatility of our common stock. The risk free interest rates are based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the option or award. The average expected life represents the weighted average period of time that options or awards granted are expected to be outstanding, as calculated using the simplified method described in the Securities and Exchange Commission's SAB No. 107.

Consistent with the provisions of FASB ASC 718-10 (SFAS No. 123(R)), we measure service-based awards at the stock price on the grant date, performance-based awards at the stock price on the grant date effected for performance conditions which we believe may impact vesting or exercisability and market performance-based awards using the Monte Carlo Simulation Method giving consideration to the range of various vesting probabilities.

In November 2005 the FASB issued Staff Position No. SFAS 123R-3, *Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards*, or SFAS 123R-3. We have elected to adopt the alternative transition method provided in SFAS 123R-3 for calculating the tax effects of stock-based compensation pursuant to FASB ASC 718-10 (SFAS No. 123(R)). The alternative transition method includes simplified methods to establish the beginning balance of the additional paid-in capital pool, or APIC Pool, related to the tax effects of employee stock-based compensation expense, and to determine the subsequent impact on the APIC Pool and consolidated statements of cash flows of the tax effects of employee stock-based compensation awards that were outstanding at the adoption of FASB ASC 718-10 (SFAS No. 123(R)). In addition we have elected to recognize excess income tax benefits from stock option exercises in additional paid-in capital only if an incremental income tax benefit would be realized after considering all other tax attributes presently available to us, in accordance with applicable accounting guidance.

Restructuring charges

Restructuring activities and related charges have related primarily to reductions in our workforce and related impact on the use of facilities. The estimated charges contain estimates and assumptions made by management about matters that are uncertain at the time that the assumptions are made (for example, the timing and amount of sublease income that will be achieved on vacated property and the operating costs to be paid until lease termination, and the discount rates used in determining the present value (fair value) of remaining minimum lease payments on vacated properties). While we have used our best estimates based on facts and circumstances available at the time, different estimates reasonably could have been used in the relevant periods, the actual results may be different, and those differences could have a material impact on the presentation of our financial position or results of operations. Our policies require us to review the estimates and assumptions periodically and to reflect the effects of any revisions in the period in which they are determined to be necessary. Such amounts also contain estimates and assumptions made by management, and are reviewed periodically and adjusted accordingly.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Our financial instruments include cash and cash equivalents, the Mindspeed warrant, equity securities, short-term debt and long-term debt. Our main investment objectives are the preservation of investment capital and the maximization of after-tax returns on our investment portfolio. Consequently, we invest with only high credit quality issuers, and we limit the amount of our credit exposure to any one issuer.

Our cash and cash equivalents are not subject to significant interest rate risk due to the short maturities of these instruments. As of October 2, 2009, the carrying value of our cash and cash equivalents approximates fair value.

We hold a warrant to purchase approximately 6.1 million shares of Mindspeed common stock at an exercise price of $16.74 per share through June 2013. For financial accounting purposes, this is a derivative instrument and the fair value of the warrant is subject to significant risk related to changes in the market price of Mindspeed's common stock. As of October 2, 2009, a 10% decrease in the market price of Mindspeed's common stock would result in a $0.9 million decrease in the fair value of this warrant. At October 2, 2009, the market price of Mindspeed's common stock was $3.05 per share. During fiscal 2009, the market price of Mindspeed's common stock ranged from a low of $0.56 per share to a high of $3.21 per share.

Our short-term debt consists of borrowings under a 364-day credit facility and floating rate senior secured notes. The interest rate on our short-term debt is 7-day LIBOR plus 1.25%, which is reset weekly and was approximately 1.49% at October 2, 2009. This credit facility expires on November 27, 2009. Interest related to our floating rate senior secured notes is at three-month LIBOR plus 3.75%, which is reset quarterly and was approximately 4.19% at October 2, 2009. We do not believe our short-term debt is subject to significant market risk.

Our long-term debt consists of convertible subordinated notes with interest at fixed rates. The fair value of our convertible subordinated notes is subject to significant fluctuation due to their convertibility into shares of our common stock.

As a result of the repurchase of $80 million of the Company's floating rate senior secured notes in the fourth quarter of fiscal 2009, our two $50 million swap agreements were terminated resulting in a loss of $2.8 million, $1.1 million of which was recognized in the fiscal quarter ended October 2, 2009. The remaining $1.7 million unrecognized loss, which is recorded in accumulated other comprehensive income, will be recognized over the remaining term of the floating rate senior secured notes due 2010 in order to match the loss with the cash flows it was intended to hedge against. All of the collateral the Company was required to post with the counterparty was returned as of October 2, 2009. At October 2, 2009, we have no interest rate swap agreements outstanding.

The following table shows the fair values of our financial instruments as of October 2, 2009 (in thousands):

	Carrying Value	Fair Value
	(In thousands)	
Cash and cash equivalents	$125,385	$125,385
Restricted cash	8,500	8,500
Other equity securities	4,805	4,805
Mindspeed warrant	5,053	5,053
Long-term restricted cash	6,423	6,423
Short-term debt(1)	28,653	28,653
Short-term debt: senior secured notes	61,400	61,400
Long-term debt: convertible subordinated notes	250,000	211,875

(1) The difference between the carrying value and the fair value of the short-term debt is immaterial due to the short remaining term to maturity of the debt and current market rates.

Exchange Rate Risk

We consider our direct exposure to foreign exchange rate fluctuations to be minimal. Currently, sales to customers and arrangements with third-party manufacturers provide for pricing and payment in United States dollars, and, therefore, are not subject to exchange rate fluctuations. Increases in the value of the United States dollar relative to other currencies could make our products more expensive, which could negatively impact our ability to compete. Conversely, decreases in the value of the United States dollar relative to other currencies could result in our suppliers raising their prices to continue doing business with us. Fluctuations in currency exchange rates could affect our business in the future.

Approximately $20.7 million of our $125.4 million of cash and cash equivalents at October 2, 2009 was located in foreign countries where we conduct business, including approximately $13.5 million in India and $2.5 million in China. These amounts are not freely available for dividend repatriation to the United States without the imposition and payment, where applicable, of local taxes. Further, the repatriation of these funds is subject to compliance with applicable local government laws and regulations, and in some cases, requires governmental consent, including in India and China. Our inability to repatriate these funds quickly and without any required governmental consents may limit the resources available to us to fund our operations in the United States and other locations or to pay indebtedness.

CONEXANT SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	October 2, 2009	October 3, 2008
	(In thousands, except par value)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 125,385	$ 105,883
Restricted cash	8,500	26,800
Receivables, net of allowances for doubtful accounts of $453 and $834, respectively	30,110	48,997
Inventories, net	9,216	19,372
Other current assets	26,148	37,938
Assets held for sale	—	29,730
Total current assets	199,359	268,720
Property, plant and equipment, net	15,299	17,410
Goodwill	109,908	110,412
Other assets	26,284	49,861
Total assets	$ 350,850	$ 446,403
LIABILITIES AND SHAREHOLDERS' DEFICIT		
Current liabilities:		
Current portion of long-term debt	$ 61,400	$ 17,707
Short-term debt	28,653	40,117
Accounts payable	24,553	34,894
Accrued compensation and benefits	8,728	13,201
Other current liabilities	33,978	43,189
Liabilities to be assumed	—	3,995
Total current liabilities	157,312	153,103
Long-term debt	250,000	373,693
Other liabilities	62,089	56,341
Total liabilities	469,401	583,137
Commitments and contingencies (Note 8)		
Shareholders' deficit:		
Preferred and junior preferred stock: 20,000 and 5,000 shares authorized, respectively	—	—
Common stock, $0.01 par value: 100,000 shares authorized; 56,917 and 49,601 shares issued and outstanding at October 2, 2009 and October 3, 2008, respectively	570	496
Additional paid-in capital	4,767,874	4,744,140
Accumulated deficit	(4,884,471)	(4,879,208)
Accumulated other comprehensive loss	(2,524)	(2,083)
Shareholder notes receivable	—	(79)
Total shareholders' deficit	(118,551)	(136,734)
Total liabilities and shareholders' deficit	$ 350,850	$ 446,403

See accompanying notes to consolidated financial statements

CONEXANT SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Fiscal Year Ended		
	October 2, 2009	October 3, 2008	September 28 2007
	(In thousands, except per share amounts)		
Net revenues	$208,427	$ 331,504	$ 360,703
Cost of goods sold(1)	86,674	137,251	161,972
Gross margin	121,753	194,253	198,731
Operating expenses:			
Research and development(1)	51,351	58,439	91,885
Selling, general and administrative(1)	62,740	77,905	80,893
Amortization of intangible assets	2,976	3,652	9,555
Gain on sale of intellectual property	(12,858)	—	—
Asset impairments	5,672	277	225,380
Special charges	18,983	18,682	8,360
Total operating expenses	128,864	158,955	416,073
Operating (loss) income	(7,111)	35,298	(217,342)
Interest expense	21,148	27,804	36,953
Other (income) expense, net	(5,025)	9,223	(36,505)
Loss from continuing operations before income taxes and (loss) gain on equity method investments	(23,234)	(1,729)	(217,790)
Provision for income taxes	871	849	798
Loss from continuing operations before (loss) gain on equity method investments	(24,105)	(2,578)	(218,588)
(Loss) gain on equity method investments	(2,807)	2,804	51,182
(Loss) income from continuing operations	(26,912)	226	(167,406)
Gain on sale of discontinued operations, net of tax	39,170	6,268	—
Loss from discontinued operations, net of tax(1)	(17,521)	(306,670)	(235,056)
Net loss	$ (5,263)	$(300,176)	$(402,462)
(Loss) income per share from continuing operations — basic and diluted	$ (0.54)	$ 0.00	$ (3.42)
Gain per share from sale of discontinued operations — basic and diluted	$ 0.78	$ 0.13	$ 0.00
Loss per share from discontinued operations — basic	$ (0.35)	$ (6.21)	$ (4.80)
Loss per share from discontinued operations — diluted	$ (0.35)	$ (6.18)	$ (4.80)
Net loss per share — basic	$ (0.11)	$ (6.08)	$ (8.22)
Net loss per share — diluted	$ (0.11)	$ (6.05)	$ (8.22)
Shares used in basic per-share computations	49,856	49,394	48,940
Shares used in diluted per-share computations	49,856	49,653	48,940

(1) These captions include non-cash employee stock-based compensation expense as follows:

	Fiscal Year Ended		
	October 2, 2009	October 3, 2008	September 28, 2007
Cost of goods sold	$ 247	$ 370	$ 426
Research and development	869	2,725	6,157
Selling, general and administrative	3,736	9,185	7,271
Loss from discontinued operations, net of tax	868	3,589	5,897

See accompanying notes to consolidated financial statements

CONEXANT SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year Ended		
	October 2, 2009	October 3, 2008	September 28 2007
	(In thousands)		
Cash flows from operating activities			
Net loss	$ (5,263)	$(300,176)	$(402,462)
Adjustments to reconcile net loss to net cash used in operating activities, net of effects of acquisitions:			
Depreciation	8,198	19,311	25,091
Gain on sale of business	(39,170)	(6,268)	—
Amortization of intangible assets	7,406	16,144	22,099
Asset impairments	10,835	263,535	350,913
Impairment of marketable and non-marketable securities	2,770	—	—
(Reversal of) charges for provision for bad debts, net	(325)	(751)	20
(Reversal of) charges for inventory provisions, net	(806)	7,253	(606)
Loss on termination of defined benefit plan	—	6,294	—
Deferred income taxes	(15)	(39)	231
Stock-based compensation	5,720	15,869	19,751
(Increase) decrease in fair value of derivative instruments	(4,002)	14,881	952
Realized loss on termination of swap	1,087	—	—
Losses (gains) on equity method investments	3,798	(2,804)	(51,182)
Loss on resolution of divestiture/acquisition related escrows, net	1,575	—	—
Gain on sales of equity securities, investments and other assets	(1,856)	(896)	(17,016)
Gain on sale of intellectual property	(12,858)	—	—
Other items, net	4,619	4,506	(4,920)
Changes in assets and liabilities:			
Receivables	19,212	32,633	42,099
Inventories	15,871	9,326	36,131
Accounts payable	(10,341)	(45,010)	(30,732)
Accrued expenses and other current liabilities	(17,080)	(36,210)	3,710
Other, net	19,101	(15,948)	(5,930)
Net cash provided by (used in) operating activities	8,476	(18,350)	(11,851)
Cash flows from investing activities			
Proceeds from sale of equity securities and other assets	2,310	—	168,186
Proceeds from sales and maturities of marketable debt securities	—	—	100,573
Purchases of marketable securities	—	—	(27,029)
Purchases of property, plant and equipment	(686)	(5,958)	(30,322)
Proceeds from sales of property, plant and equipment	134	8,949	—
Proceeds from sale of intellectual property, net of expenses of $132	14,548	—	—
Payments for acquisitions, net of cash acquired	(4,207)	(16,088)	(5,029)
Purchases of equity securities	—	(755)	(1,200)
Restricted cash	18,300	(18,000)	—
Proceeds from resolution of divestiture/acquisition related escrows, net	10,446	—	—
Net proceeds from sale of business	44,559	95,367	—
Net cash provided by investing activities	85,404	63,515	205,179
Cash flows from financing activities			
(Repayment) proceeds from short-term debt, net of expenses of $901, $1,118 and $1,198, respectively	(12,365)	(39,883)	(1,198)
Proceeds from long-term debt, net of expenses of $10,240	—	—	264,760
Repurchases and retirements of long-term debt	(80,000)	(133,600)	(456,500)
Proceeds from common stock offering, net of expenses of $1,514	18,436	—	—
Proceeds from issuance of common stock under employee stock plans	28	1,088	9,568
Employee income tax paid related to vesting of restricted stock units	(258)	—	—
Interest rate swap security deposit	2,517	(2,517)	—
Payment for swap termination	(2,815)	—	—
Repayment of shareholder notes receivable	79	25	21
Net cash used in financing activities	(74,378)	(174,887)	(183,349)
Net increase (decrease) in cash and cash equivalents	19,502	(129,722)	9,979
Cash and cash equivalents at beginning of year	105,883	235,605	225,626
Cash and cash equivalents at end of year	$125,385	$ 105,883	$ 235,605

See accompanying notes to consolidated financial statements

CONEXANT SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT) AND COMPREHENSIVE LOSS

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive (Loss) Income (Net of Tax)	Notes Receivable from Stock Sales	Treasury Stock	Total Shareholders' Equity (Deficit)
	Shares	Amount						
	(In thousands)							
Balance at September 29, 2006	48,648	$487	$4,703,408	$(4,175,757)	$(12,096)	$(121)	$(5,823)	$ 510,098
Net loss	—	—	—	(402,462)	—	—	—	(402,462)
Currency translation adjustment	—	—	—	—	5,790	—	—	5,790
Change in unrealized gain on derivative contracts	—	—	—	—	200	—	—	200
Change in unrealized losses on available-for-sale securities	—	—	—	—	1,855	—	—	1,855
Minimum pension liability adjustment	—	—	—	—	2,866	—	—	2,866
Comprehensive loss								(391,751)
Issuance of common stock	716	7	9,930	—	—	—	—	9,937
Cancellation of treasury stock	(128)	(1)	(5,822)	—	—	—	5,823	—
Interest earned on notes receivable	—	—	—	—	—	(4)	—	(4)
Settlement of notes receivable	—	—	—	—	—	22	—	22
Employee stock-based compensation expense	—	—	18,213	—	—	—	—	18,213
Balance at September 28, 2007	49,236	493	4,725,729	(4,578,219)	(1,385)	(103)	—	146,515
Net loss	—	—	—	(300,176)	—	—	—	(300,176)
Currency translation adjustment	—	—	—	—	(1,686)	—	—	(1,686)
Change in unrealized gain on derivative contracts	—	—	—	—	(837)	—	—	(837)
Change in unrealized losses on available-for-sale securities	—	—	—	—	(1,934)	—	—	(1,934)
Minimum pension liability adjustment	—	—	—	—	3,759	—	—	3,759
Comprehensive loss								(300,874)
Issuance of common stock	365	3	1,084	—	—	—	—	1,087
Reclassification to equity award	—	—	1,458	—	—	—	—	1,458
Adoption of FIN 48	—	—	—	(813)	—	—	—	(813)
Settlement of notes receivable	—	—	—	—	—	24	—	24
Employee stock-based compensation expense	—	—	15,869	—	—	—	—	15,869
Balance at October 3, 2008	49,601	496	4,744,140	(4,879,208)	(2,083)	(79)	—	(136,734)
Net loss	—	—	—	(5,263)	—	—	—	(5,263)
Currency translation adjustment	—	—	—	—	(1,104)	—	—	(1,104)
Change in unrealized gain on derivative contracts	—	—	—	—	(3,017)	—	—	(3,017)
Loss on termination of derivative contracts	—	—	—	—	1,746	—	—	1,746
Change in unrealized losses on available-for-sale securities	—	—	—	—	650	—	—	650
Other than temporary loss on available-for-sale securities	—	—	—	—	1,986	—	—	1,986
Sale of available-for-sale securities	—	—	—	—	(702)	—	—	(702)
Comprehensive loss								(5,704)
Common stock issued in offering	7,000	70	18,366	—	—	—	—	18,436
Common stock issued related to employee stock plans	316	4	(234)	—	—	—	—	(230)
Settlement of notes receivable	—	—	—	—	—	79	—	79
Employee stock-based compensation expense	—	—	5,602	—	—	—	—	5,602
Balance at October 2, 2009	56,917	$570	$4,767,874	$(4,884,471)	$ (2,524)	$ —	$ —	$(118,551)

See accompanying notes to consolidated financial statements

1. Basis of Presentation and Significant Accounting Policies

Conexant Systems, Inc. ("Conexant" or the "Company") designs, develops and sells semiconductor system solutions, comprised of semiconductor devices, software and reference designs, for imaging, audio, embedded-modem, and video applications. These solutions include a comprehensive portfolio of imaging solutions for multifunction printers (MFPs), fax platforms, and "connected" frame market segments. The Company's audio solutions include high-definition (HD) audio integrated circuits, HD audio codecs, and speakers-on-a-chip solutions for personal computers, PC peripheral sound systems, audio subsystems, speakers, notebook docking stations, voice-over-IP speakerphones, intercom, door phone, and audio-enabled surveillance applications. The Company also offers a full suite of embedded-modem solutions for set-top boxes, point-of-sale systems, home automation and security systems, and desktop and notebook PCs. Additional products include decoders and media bridges for video surveillance and security applications, and system solutions for analog video-based multimedia applications.

Basis of Presentation — The consolidated financial statements, prepared in accordance with accounting principles generally accepted in the United States of America, include the accounts of the Company and each of its subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Fiscal Year — The Company's fiscal year is the 52- or 53-week period ending on the Friday closest to September 30. Fiscal year 2009 was a 52-week year and ended on October 2, 2009. Fiscal year 2008 was a 53-week year and ended on October 3, 2008. Fiscal year 2007 was a 52-week year and ended on September 28, 2007.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Among the significant estimates affecting the consolidated financial statements are those related to business combinations, revenue recognition, allowance for doubtful accounts, inventories, long-lived assets (including goodwill and intangible assets), derivatives, deferred income taxes, valuation of warrants, valuation of equity securities, stock-based compensation, restructuring charges and litigation. On an on-going basis, management reviews its estimates based upon currently available information. Actual results could differ materially from those estimates.

Revenue Recognition — The Company recognizes revenue when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the sales price and terms are fixed and determinable, and (iv) the collection of the receivable is reasonably assured. These terms are typically met upon shipment of product to the customer. The majority of the Company's distributors have limited stock rotation rights, which allow them to rotate up to 10% of product in their inventory two times per year. The Company recognizes revenue to these distributors upon shipment of product to the distributor, as the stock rotation rights are limited and the Company believes that it has the ability to reasonably estimate and establish allowances for expected product returns in accordance with FASB ASC 605-15 (Statement of Financial Accounting Standards (SFAS) No. 48, "Revenue Recognition When Right of Return Exists"). Development revenue is recognized when services are performed and was not significant for any periods presented.

Revenue with respect to sales to customers to whom the Company has significant obligations after delivery is deferred until all significant obligations have been completed. At October 2, 2009 and October 3, 2008, deferred revenue related to shipments of products for which the Company has on-going performance obligations was $0.1 million and $0.2 million, respectively.

Deferred revenue is included in other current liabilities on the accompanying consolidated balance sheets. During the first quarter of fiscal 2008, the Company recorded approximately $14.7 million of non-recurring revenue from the buyout of a future royalty stream.

Research and Development — The Company's research and development (R&D) expenses consist principally of direct personnel costs to develop new semiconductor products, allocated indirect costs of the R&D function, photo mask and other costs for pre-production evaluation and testing of new devices and design and test tool costs. The Company's R&D expenses also include the costs for design automation, advanced package development and non-cash stock-based compensation charges for R&D personnel.

Shipping and Handling — In accordance with FASB ASC 605-45 (Emerging Issues Task Force (EITF) Issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs"), the Company includes shipping and handling fees billed to customers in net revenues. Amounts incurred by the Company for freight are included in cost of goods sold.

Cash and Cash Equivalents — The Company considers all highly liquid investments with insignificant interest rate risk and original maturities of three months or less from the date of purchase to be cash equivalents. The carrying amounts of cash and cash equivalents approximate their fair values.

Restricted Cash — The Company's short-term debt credit agreement that expires on November 27, 2009 requires that the Company and its consolidated subsidiaries maintain minimum levels of cash on deposit with the bank throughout the term of the agreement. The Company classified $8.5 million and $8.8 million as restricted cash with respect to this credit agreement as of October 2, 2009 and October 3, 2008, respectively.

The Company had one irrevocable stand-by letter of credit outstanding as of October 3, 2008 that expired on August 31, 2009. The irrevocable stand-by letter of credit was collateralized by restricted cash balances of $18.0 million to secure inventory purchases from a vendor. The restricted cash balance securing the letter of credit was classified as current restricted cash on the consolidated balance sheet as of October 3, 2008. In addition, the Company has letters of credit collateralized by restricted cash aggregating $6.4 million to secure various long-term operating leases and the Company's self-insured worker's compensation plan. The restricted cash associated with these letters of credit is classified as other long-term assets on the consolidated balance sheets.

Liquidity — The Company has a $50.0 million credit facility with a bank that expires on November 27, 2009. There were outstanding borrowings under the credit facility of $28.7 million as of October 2, 2009. As permitted by the terms of the credit facility, the Company plans to repay any outstanding balance under the credit facility on or before May 27, 2010 through the collection of receivables in the ordinary course of business or out of our cash balances.

In September 2009, the Company raised net proceeds of approximately $18.4 million in a common stock offering and used the proceeds for general corporate purposes, including the repayment of indebtedness and for capital expenses.

Recent tightening of the credit markets and unfavorable economic conditions have led to a low level of liquidity in many financial markets and extreme volatility in the credit and equity markets. As demonstrated by recent activity, the Company was able to access the equity markets to raise cash in September 2009. However, there is no assurance that the Company will be able to do so in future periods or on similar terms and conditions. In addition, if signs of improvement in the global economy do not progress as expected and the economic slowdown continues or worsens, the Company's business, financial condition, cash flow and results of operations will be adversely affected. If that happens, the Company's ability to access the capital or credit markets may worsen and it may not be able to obtain sufficient capital to repay its $250 million principal amount of its convertible subordinated notes when they become due in March 2026 or earlier as a result of the mandatory repurchase requirements. The first mandatory repurchase date for the convertible subordinated notes is March 1, 2011. In addition to the equity offering mentioned above, the Company has completed certain business restructuring activities including the sale of our BMP and BBA businesses for cash as well as operating expense reductions which have improved its financial performance. The Company also initiated various actions including the exchange of new securities for a portion of its outstanding convertible subordinated notes and the repurchase of its outstanding senior secured notes. The Company will continue to explore other restructuring and re-financing alternatives as well as supplemental financing alternatives including, but not limited to, an accounts receivable credit facility. In the event the Company is unable to satisfy or refinance all of its outstanding debt obligations as the obligations are required to be paid, it will be required to consider strategic and other alternatives, including, among other things, the sale of assets to generate funds, the negotiation of revised terms of its indebtedness, additional exchanges of its existing indebtedness obligations for new securities and additional equity offerings. The Company has retained financial advisors to assist it in considering these strategic, restructuring or other alternatives. There is no assurance that the Company would be successful in completing any of these alternatives. Further, the Company may not be able to refinance any portion of its debt on favorable terms or at all. The Company's failure to satisfy or refinance any of its indebtedness obligations as they come due, including through additional exchanges of new securities for existing indebtedness obligations or additional equity offerings, would result in a default and potential acceleration of its remaining indebtedness obligations and would have a material adverse effect on its business.

Given these actions taken to date, the Company believes that its existing sources of liquidity, together with cash expected to be generated from product sales, will be sufficient to fund its operations, research and development, anticipated capital expenditures and working capital for at least the next twelve months.

Inventories — Inventories are stated at the lower of cost or market. Cost is computed using the average cost method on a currently adjusted standard basis (which approximates actual cost) and market is based upon estimated net realizable value. The valuation of inventories at the lower of cost or market requires the use of estimates as to the amounts of current inventories that will be sold and the estimated average selling price. These estimates are dependent on the Company's assessment of current and expected orders from its customers, and orders generally are subject to cancellation with limited advance notice prior to shipment.

Property, Plant and Equipment — Property, plant and equipment are stated at cost. Depreciation is based on estimated useful lives (principally 10 to 27 years for buildings and improvements, 3 to 5 years for machinery and equipment, and the shorter of the remaining lease terms or the estimated useful lives of the improvements for land and leasehold improvements). Maintenance and repairs are charged to expense.

Investments — The Company accounts for non-marketable investments using the equity method of accounting if the investment gives the Company the ability to exercise significant influence over, but not control of, an investee. Significant influence generally exists if the Company has an ownership interest representing between 20% and 50% of the voting stock of the investee. Under the equity method of accounting, investments are stated at initial cost and are adjusted for subsequent additional investments and the Company's proportionate share of earnings or losses and distributions. Additional investments by other parties in the investee will result in a reduction in the Company's ownership interest, and the resulting gain or loss will be recorded in the consolidated statements of operations. Where the Company is unable to exercise significant influence over the investee, investments are accounted for under the cost method. Under the cost method, investments are carried at cost and adjusted only for other-than-temporary declines in fair value, distributions of earnings or additional investments.

Long-Lived Assets — Long-lived assets, including fixed assets and intangible assets (other than goodwill) are amortized over their estimated useful lives. They are also continually monitored and are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. The determination of recoverability is based on an estimate of undiscounted cash flows expected to result from the use of an asset and its eventual disposition. The estimate of cash flows is based upon, among other things, certain assumptions about expected future operating performance, growth rates and other factors. Estimates of undiscounted cash flows may differ from actual cash flows due to, among other things, technological changes, economic conditions, changes to the business model or changes in operating performance. If the sum of the undiscounted cash flows (excluding interest) is less than the carrying value, an impairment loss will be recognized, measured as the amount by which the carrying value exceeds the fair value of the asset. Fair value is determined using available market data, comparable asset quotes and/or discounted cash flow models.

Goodwill — Goodwill is not amortized. Instead, goodwill is tested for impairment on an annual basis and between annual tests whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, in accordance with FASB ASC 350-10 (SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142")). Under FASB ASC 350-10 (SFAS No. 142), goodwill is tested at the reporting unit level, which is defined as an operating segment or one level below the operating segment. Goodwill is tested annually during the fourth fiscal quarter and, if necessary, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Goodwill impairment testing is a two-step process.

The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. In our annual test in the fourth fiscal quarter of 2009, we assessed the fair value of our reporting units for purposes of goodwill impairment testing based upon the Company's fair value based on the quoted market price of the Company's common stock and a market multiple analysis, both under the market approach. The resulting fair value of the reporting unit is then compared to the carrying amounts of the net assets of the reporting unit, including goodwill. As we have only one reporting unit, the carrying amount of the reporting unit equals the net book value of the Company. We elected not to use the Discounted Cash Flow Analysis in our fiscal 2009 analysis because we believe that our fair value calculated based on quoted market prices and market multiples is a more accurate method.

Fair Value based on Quoted Market price Analysis: The fair value of the Company is calculated based on the quoted market price of the Company's common stock listed on the NASDAQ Global Select Market as of the date of the goodwill impairment analysis multiplied by shares outstanding also as of that date. The fair value of the Company is then compared to the carrying value of the Company as of the date of the goodwill impairment analysis.

Fair Value based on Market Multiple Analysis: We select several companies which we believe are comparable to our business and calculate their revenue multiples (market capitalization divided by annual revenue) based on available revenue information and related stock prices as of the date of the goodwill impairment analysis. The comparable companies are selected based upon similarity of products. We used a revenue multiple of 2.0 in our analysis of comparable companies multiples for the IPM reporting unit as of October 2, 2009 compared to a revenue multiple of 4.3 in our 2008 annual goodwill evaluation. This significant decline reflects the downward impact of the economic environment during the year. We then calculate our fair value by multiplying the revenue multiple by an estimate of our future revenues. The estimate is based on our internal forecasts used by management.

If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test must be performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test, used to measure the amount of impairment loss, compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss must be recognized in an amount equal to that excess. Goodwill impairment testing requires significant judgment and management estimates, including, but not limited to, the determination of (i) the number of reporting units, (ii) the goodwill and other assets and liabilities to be allocated to the reporting units and (iii) the fair values of the reporting units. The estimates and assumptions described above, along with other factors such as discount rates, will significantly affect the outcome of the impairment tests and the amounts of any resulting impairment losses.

All of the goodwill reported on our balance sheet is attributable to the Company's single reporting unit. During the fourth fiscal quarter of 2009, we determined, based on the methods described above, that the fair value of the Company's single reporting unit is greater than the carrying value of the Company's single reporting unit and therefore there is no impairment of goodwill as of October 2, 2009.

In fiscal 2008, the Company's reporting units were comprised of the Broadband Media Processing ("BMP") reporting unit, the BBA reporting unit and the Imaging and PC Media ("IPM") reporting unit. During the second quarter of fiscal 2008, the Company reevaluated its reporting unit operations with particular attention given to various scenarios for the BMP business. The determination was made that the carrying value of the BMP business unit was greater than its fair value. As a result, the Company recorded a goodwill impairment charge of $119.6 million during the second quarter of fiscal 2008. This impairment charge is included in net loss from discontinued operations. In addition, in the third quarter of fiscal 2008 the Company continued its review and assessment of the future prospects of its businesses, products and projects with particular attention given to the BBA business unit. The challenges in the competitive DSL market resulted in the carrying value of the BBA business unit to be greater than the fair market value of the BBA business unit. As a result, the Company recorded a goodwill impairment charge of $108.6 million during the third quarter of fiscal 2008. The impairment charges have been included in loss from discontinued operations.

During fiscal 2007, the Company recorded goodwill impairment charges of $184.7 million in its results from continuing operations because the carrying value of the embedded wireless network products business was greater than its fair value and because the Company decided to discontinue further investment in stand-alone wireless networking products business. In addition, during fiscal 2007, the Company's loss from discontinued operations includes goodwill impairment charges of $124.8 million because the carrying value of the BMP business was greater than its fair value.

Foreign Currency Translation and Remeasurement — The Company's foreign operations are subject to exchange rate fluctuations and foreign currency transaction costs. The functional currency of the Company's principal foreign subsidiaries is the local currency. Assets and liabilities denominated in foreign functional currencies are translated into U.S. dollars at the rates of exchange in effect at the balance sheet dates and income and expense items are translated at the average exchange rates prevailing during the period. The resulting foreign currency translation adjustments are included in accumulated other comprehensive income (loss). For the remainder of the Company's foreign subsidiaries, the functional currency is the U.S. dollar. Inventories, property, plant and equipment, cost of goods sold, and depreciation for those operations are remeasured from foreign currencies into U.S. dollars at historical exchange rates; other accounts are translated at current exchange rates. Gains and losses resulting from those remeasurements are included in earnings. Gains and losses resulting from foreign currency transactions are recognized currently in earnings.

Interest Rate Swaps — During fiscal 2008, the Company entered into three interest rate swap agreements with Bear Stearns Capital Markets, Inc. (the "counterparty") for a combined notional amount of $200 million to mitigate interest rate risk on $200 million of its floating rate senior secured notes due 2010. In December 2008, the interest rate swap agreements were assigned, without modification, to J.P. Morgan Chase Bank, N.A. Under the terms of the swaps, the Company will pay a fixed rate of 2.98% and receive a floating rate equal to three-month LIBOR, which will offset the floating rate paid on the notes. The interest rate swaps meet the criteria for designation as cash flow hedges in accordance with FASB ASC 815-10 (SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities"). The changes in the value of the interest rate swaps are recorded as an increase or reduction in stockholders' equity (deficit) through other comprehensive income (loss). Such changes are reversed out of other comprehensive income (loss) and are recorded in net income when the interest rate swap is settled. As a result of the repurchase of $80 million of the Company's floating rate senior secured notes in the fourth quarter of fiscal 2008, one of the swap contracts with a notional amount of $100 million was terminated. As a result of the swap contract termination, the Company recognized a $0.3 million gain based on the fair value of the contract on the termination date. As a result of the repurchase of $80 million of the Company's floating rate senior secured notes in the fourth quarter of fiscal 2009, the remaining two $50 million swap agreements were terminated resulting in a loss of $2.8 million, $1.1 million of which was recognized in the fiscal quarter ended October 2, 2009. The remaining $1.7 million unrecognized loss, which is recorded in accumulated other comprehensive income, will be recognized over the remaining term of the floating rate senior secured notes due 2010 in order to match the loss with the cash flows it was intended to hedge against. All of the collateral the Company was required to post with the counterparty was returned as of October 2, 2009. Interest expense related to the swap contracts was $1.4 million and $0.1 million for the twelve fiscal months ended October 2, 2009 and October 3, 2008, respectively.

At October 3, 2008, the Company had outstanding foreign currency forward exchange contracts with a notional amount of 210 million Indian Rupees, or approximately $4.4 million. All foreign currency forward exchange contracts matured at various dates through December 2008 and were not renewed. At October 2, 2009, there were no foreign currency forward exchange contracts outstanding.

The Company may use other derivatives from time to time to manage its exposure to changes in interest rates, equity prices or other risks. The Company does not enter into derivative financial instruments for speculative or trading purposes.

Net Loss Per Share — Net loss per share is computed in accordance with FASB ASC 260-10 (SFAS No. 128, "Earnings Per Share"). Basic net loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during the period. Diluted net loss per share is computed by dividing net loss by the weighted average number of common shares outstanding and potentially dilutive securities outstanding during the period. Potentially dilutive securities include stock options and warrants and shares of stock issuable upon conversion of the Company's convertible subordinated notes. The dilutive effect of stock options and warrants is computed under the treasury stock method, and the dilutive effect of convertible subordinated notes is computed using the if-converted method. Potentially dilutive securities are excluded from the computations of diluted net loss per share if their effect would be antidilutive.

The following potentially dilutive securities have been excluded from the diluted net loss per share calculations because their effect would have been antidilutive (in thousands):

	Fiscal Year Ended		
	2009	**2008**	**2007**
Stock options and warrants	5,624	8,576	8,119
4.00% convertible subordinated notes due February 2007	—	—	489
4.00% convertible subordinated notes due March 2026	5,081	5,081	5,081
	10,705	13,657	13,689

Stock-Based Compensation — In December 2004, the Financial Accounting Standards Board (FASB) issued FASB ASC 718-10 (SFAS No. 123(R), "Share-Based Payment"). This pronouncement amends SFAS No. 123, "Accounting for Stock- Based Compensation" and supersedes Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." FASB ASC 718-10 (SFAS No. 123(R)) requires that companies account for awards of equity instruments issued to employees under the fair value method of accounting and recognize such amounts in their statements of operations. The Company adopted FASB ASC 718-10 (SFAS No. 123(R)) on October 1, 2005 using the modified prospective method and, accordingly, has not restated the consolidated statements of operations for prior interim periods or fiscal years. Under FASB ASC 718-10 (SFAS No. 123(R)), the Company is required to measure compensation cost for all stock-based awards at fair value on the date of grant and recognize compensation expense in its consolidated statements of operations over the service period that the awards are expected to vest. As permitted under FASB ASC 718-10 (SFAS No. 123(R)), the Company has elected to recognize compensation cost for all options with graded vesting granted on or after October 1, 2005 on a straight-line basis over the vesting period of the entire option. For options with graded vesting granted prior to October 1, 2005, the Company will continue to recognize compensation cost over the vesting period following the accelerated recognition method described in FASB Interpretation No. 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans," as if each underlying vesting date represented a separate option grant.

Under FASB ASC 718-10 (SFAS No. 123(R)), the Company records in its consolidated statements of operations (i) compensation cost for options granted, modified, repurchased or cancelled on or after October 1, 2005 under the provisions of FASB ASC 718-10 (SFAS No. 123(R)) and (ii) compensation cost for the unvested portion of options granted prior to October 1, 2005 over their remaining vesting periods using the fair value amounts previously measured under FASB ASC 718-10 (SFAS No. 123(R)) for pro forma disclosure purposes.

Consistent with the valuation method for the disclosure-only provisions of FASB ASC 718-10 (SFAS No. 123(R)), the Company uses the Black-Scholes-Merton model to value the compensation expense associated with stock options under FASB ASC 718-10 (SFAS No. 123(R)). In addition, forfeitures are estimated when recognizing compensation expense, and the estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of compensation expense to be recognized in future periods.

Consistent with the provisions of FASB ASC 718-10 (SFAS No. 123(R)), the Company measures the fair value of service-based awards and performance-based awards on the date of grant.

Income Taxes — The provision for income taxes is determined in accordance with FASB ASC 740-10 (SFAS No. 109, "Accounting for Income Taxes"). Deferred tax assets and liabilities are determined based on the temporary differences between the financial reporting and tax bases of assets and liabilities, applying enacted statutory tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is recorded when it is more likely than not that some or all of the deferred tax assets will not be realized.

In assessing the need for a valuation allowance, the Company considers all positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies, and recent financial performance. Forming a conclusion that a valuation allowance is not required is difficult when there is negative evidence such as cumulative losses in recent years. As a result of the Company's cumulative losses in the U.S. and the full utilization of our loss carryback opportunities, management has concluded that a full valuation allowance against its net deferred tax assets is appropriate in such jurisdictions. In certain other foreign jurisdictions where the Company does not have cumulative losses, a valuation allowance is recorded to reduce the net deferred tax assets to the amount management believes is more likely than not to be realized. In the future, if the Company realizes a deferred tax asset that currently carries a valuation allowance, a reduction to income tax expense may be recorded in the period of such realization.

On September 29, 2007, the Company adopted the provisions of the FASB ASC 740-10 (Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109"), which provides a financial statement recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return. Under FASB ASC 740-10 (FIN 48), a company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company recognizes interest and penalties related to these unrecognized tax benefits in the income tax provision.

As a multinational corporation, the Company is subject to taxation in many jurisdictions, and the calculation of its tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations in various taxing jurisdictions. If, based on new facts that arise in a period, management ultimately determines that the payment of these liabilities will be unnecessary, the liability will be reversed and the Company will recognize a tax benefit during the period in which it is determined the liability no longer applies. Conversely, the Company records additional tax charges in a period in which it is determined that a recorded tax liability is less than the ultimate assessment is expected to be.

The application of tax laws and regulations is subject to legal and factual interpretation, judgment and uncertainty. Tax laws and regulations themselves are subject to change as a result of changes in fiscal policy, changes in legislation, the evolution of regulations and court rulings. Therefore, the actual liability for U.S. or foreign taxes may be materially different from management's estimates, which could result in the need to record additional tax liabilities or potentially reverse previously recorded tax liabilities. Interest and penalties are included in tax expense.

FASB ASC 740-10 (FIN 48) also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and income tax disclosures. Upon adoption, the Company recognized a $0.8 million charge to beginning retained deficit as a cumulative effect of a change in accounting principle.

Prior to fiscal 2008, the Company recorded estimated income tax liabilities to the extent they were probable and could be reasonably estimated.

Concentrations — Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents, marketable securities, and trade accounts receivable. The Company invests its cash balances through high-credit quality financial institutions. The Company places its investments in investment-grade debt securities and limits its exposure to any one issuer. The Company's trade accounts receivable primarily are derived from sales to manufacturers of communications products, consumer products and personal computers and distributors. Management believes that credit risks on trade accounts receivable are moderated by the diversity of its products and end customers. The Company performs ongoing credit evaluations of its customers' financial condition and requires collateral, such as letters of credit and bank guarantees, whenever deemed necessary.

At October 2, 2009 and October 3, 2008, there was one customer that accounted for 17% and 12% of the Company's accounts receivable, respectively.

In fiscal 2009, 2008 and 2007, there was one distributor that accounted for 23%, 23% and 23% of net revenues, respectively.

Supplemental Cash Flow Information — Cash paid for interest was $20.3 million, $34.0 million and $43.0 million during fiscal 2009, 2008 and 2007, respectively. Net income taxes paid were $1.4 million, $3.9 million and $2.1 million during fiscal 2009, 2008 and 2007, respectively.

Accumulated Other Comprehensive Loss — Other comprehensive loss includes foreign currency translation adjustments, unrealized gains (losses) on marketable securities, unrealized gains (losses) on foreign currency forward exchange contracts and unrealized gains (losses) on interest rate swaps. The components of accumulated other comprehensive loss are as follows (in thousands):

	October 2, 2009	October 3, 2008
Foreign currency translation adjustments	$ (796)	$ 308
Unrealized losses on marketable securities	—	(1,934)
Unrealized (losses) gains on derivative instruments	(1,728)	(457)
Accumulated other comprehensive (loss) income	$(2,524)	$(2,083)

Business Enterprise Segments

The Company operates in one reportable segment. FASB ASC 280-10 (SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information"), establishes standards for the way that public business enterprises report information about operating segments in their annual consolidated financial statements. Following the sale of the Company's BBA operating segment, the results of which have been classified in discontinued operations, the Company has one remaining operating segment, comprised of one reporting unit, which was identified based upon the availability of discrete financial information and the chief operating decision makers regular review of the financial information for this operating segment.

Recently Adopted Accounting Pronouncements

On January 3, 2009, the Company adopted FASB ASC 815-10 (SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities"). FASB ASC 815-10 (SFAS No. 161) requires expanded disclosures regarding the location and amount of derivative instruments in an entity's financial statements, how derivative instruments and related hedged items are accounted for under FASB ASC 815-10 (SFAS No. 133) and how derivative instruments and related hedged items affect an entity's financial position, operating results and cash flows. As a result of the adoption of FASB ASC 815-10 (SFAS No. 161), the Company expanded its disclosures regarding its derivative instruments.

On October 4, 2008, the Company adopted FASB ASC 820-10 (SFAS No. 157, "Fair Value Measurements"), for its financial assets and liabilities. The Company's adoption of FASB ASC 820-10 (SFAS No. 157) did not have a material impact on its financial position, results of operations or liquidity.

FASB ASC 820-10 (SFAS No. 157) provides a framework for measuring fair value and requires expanded disclosures regarding fair value measurements. FASB ASC 820-10 (SFAS No. 157) defines fair value as the price that would be received for an asset or the exit price that would be paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants on the measurement date. FASB ASC 820-10 (SFAS No. 157) also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs, where available. The following summarizes the three levels of inputs required by the standard that the Company uses to measure fair value.

- *Level 1:* Quoted prices in active markets for identical assets or liabilities.
- *Level 2:* Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities.
- *Level 3:* Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

FASB ASC 820-10 (SFAS No. 157) requires the use of observable market inputs (quoted market prices) when measuring fair value and requires a Level 1 quoted price to be used to measure fair value whenever possible.

In accordance with FASB ASC 820-10 (FSP FAS 157-2, "Effective Date of FASB Statement No. 157"), the Company elected to defer until October 3, 2009 the adoption of FASB ASC 820-10 (SFAS No. 157) for all nonfinancial assets and liabilities that are not recognized or disclosed at fair value in the financial statements on a recurring basis. The adoption of FASB ASC 820-10 (SFAS No. 157) for those assets and liabilities within the scope of FASB ASC 820-10 (FSP FAS 157-2) is not expected to have a material impact on the Company's financial position, results of operations or liquidity.

On October 4, 2008, the Company adopted FASB ASC 825-10 (SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of FASB Statement No. 115"), which permits entities to choose to measure many financial instruments and certain other items at fair value. The Company already records marketable securities at fair value in accordance with FASB ASC 320-15 (SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities"). The adoption of FASB ASC 825-10 (SFAS No. 159) did not have an impact on the Company's condensed consolidated financial statements as management did not elect the fair value option for any other financial instruments or certain other assets and liabilities.

On April 4, 2009, the Company adopted FASB ASC 825-10 (FSP FAS 107-1, "Interim Disclosures about Fair Value of Financial Instruments") and FASB ASC 270-10 (APB 28-1, "Interim Disclosures about Fair Value of Financial Instruments"), which enhanced the disclosure of instruments under the scope of FASB ASC 820-10 (SFAS No. 157). The Company's adoption of FASB ASC 825-10 (FSP FAS 107-1) and FASB ASC 270-10 (APB 28-1) did not have a material impact on its financial position, results of operations or liquidity.

On April 4, 2009, the Company adopted FASB ASC 820-10 (FSP FAS 157-4, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly"), which provides guidance on how to determine the fair value of assets and liabilities under FASB ASC 820-10 (SFAS No. 157) in the current economic environment and reemphasizes that the objective of a fair value measurement remains an exit price. The Company's adoption of FASB ASC 820-10 (FSP FAS 157-4) did not have a material impact on its financial position, results of operations or liquidity.

On April 4, 2009, the Company adopted SFAS No. 165, "Subsequent Events" ("SFAS No. 165"), which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular SFAS No. 165 sets forth:

1. The period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements.

2. The circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements.

3. The disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

The Company's adoption of SFAS No. 165 did not have a material impact on its financial position, results of operations or liquidity.

Recently Issued Accounting Pronouncements

In December 2007, the FASB issued FASB ASC 805-10 (SFAS No. 141 (revised 2007), "Business Combinations"), which replaced SFAS No. 141. The statement requires a number of changes to the purchase method of accounting for acquisitions, including changes in the way assets and liabilities are recognized in the purchase accounting. It also changes the recognition of assets acquired and liabilities assumed arising from contingencies, requires the capitalization of in-process research and development at fair value, and requires the expensing of acquisition-related costs as incurred. The Company will adopt FASB ASC 805-10 (SFAS No. 141R) in the first quarter of fiscal 2010 and it will apply prospectively to business combinations completed on or after that date. FASB ASC 805-10 (SFAS No. 141R) also requires that changes in acquired deferred tax assets and liabilities or pre-acquisition tax liabilities be recorded to the tax provision as opposed to goodwill as was required under prior guidance. Beginning in the first quarter of fiscal 2010, the tax aspects of FASB ASC 805-10 (SFAS No. 141R) will be applicable to all business combinations regardless of the completion date.

In April 2008, the FASB issued FASB ASC 350-30 (FSP FAS 142-3, "Determination of the Useful Life of Intangible Assets"). FASB ASC 350-30 (FSP FAS 142-3) amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB ASC 350-10 (SFAS No. 142). This change is intended to improve the consistency between the useful life of a recognized intangible asset under FASB ASC 350-10 (SFAS No. 142) and the period of expected cash flows used to measure the fair value of the asset under FASB ASC 805-10 (SFAS No. 141R) and other US GAAP. The requirement for determining useful lives must be applied prospectively to intangible assets acquired after the effective date and the disclosure requirements must be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date. FASB ASC 350-30 (FSP FAS 142-3) is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years, which will require the Company to adopt these provisions in the first quarter of fiscal 2010. The Company is currently evaluating the impact of adopting FASB ASC 350-30 (FSP FAS 142-3) on its condensed consolidated financial statements.

In May 2008, the FASB issued FASB ASC 470-20 (FSP APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)." FASB ASC 470-20 (FSP APB 14-1) requires the issuer to separately account for the liability and equity components of convertible debt instruments in a manner that reflects the issuer's nonconvertible debt borrowing rate. The guidance will result in companies recognizing higher interest expense in the statement of operations due to amortization of the discount that results from separating the liability and equity components. FASB ASC 470-20 (FSP APB 14-1) will be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is not permitted. Based on its initial analysis, the Company expects that the adoption of FASB ASC 470-20 (FSP APB 14-1) will result in an increase in the interest expense recognized on its convertible subordinated notes. The application of this pronouncement may require retrospective application to existing instruments.

In June 2009, the FASB issued SFAS No. 166, "Accounting for Transfers of Financial Assets" ("SFAS No. 166"), an amendment of FASB SFAS No. 140. SFAS No. 166 improves the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement, if any, in transferred financial assets. SFAS No. 166 will be effective for financial statements issued for fiscal years beginning after November 15, 2009, and interim periods within those fiscal years. Early adoption is not permitted. The Company is currently assessing the potential impact that adoption of SFAS No. 166 would have on its financial position and results of operations.

In June 2009, the FASB issued SFAS No. 167, "Amendments to FASB Interpretation No. 46(R)" ("SFAS No. 167"). SFAS No. 167 improves financial reporting by enterprises involved with variable interest entities. SFAS No. 167 will be effective for financial statements issued for fiscal years beginning after November 15, 2009, and interim periods within those fiscal years. Early adoption is not permitted. The Company does not believe that adoption of SFAS No. 167 will have a material impact on its financial position and results of operations.

In August 2009, the FASB issued Accounting Standards Update No. 2009-5, "Measuring Liabilities at Fair Value" ("ASU No. 2009-05"). ASU 2009-05 amends Accounting Standards Codification Topic 820, "Fair Value Measurements." Specifically, ASU 2009-05 provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following methods: 1) a valuation technique that uses a) the quoted price of the identical liability when traded as an asset or b) quoted prices for similar liabilities or similar liabilities when traded as assets and/or 2) a valuation technique that is consistent with the principles of Topic 820 of the Accounting Standards Codification. ASU 2009-05 also clarifies that when estimating the fair value of a liability, a reporting entity is not required to adjust to include inputs relating to the existence of transfer restrictions on that liability. ASU 2009-05 is effective for the first reporting period after the issuance, which will require the Company to adopt these provisions in the first quarter of fiscal 2010. The Company does not believe that adoption of ASU 2009-05 will have a material impact on its financial position and results of operations.

2. Sales of Assets

Fiscal 2009

On August 24, 2009, the Company completed the sale of its BBA business to Ikanos Communications, Inc. ("Ikanos"). Assets sold pursuant to the agreement with Ikanos include, among other things, specified patents, inventory, contracts and tangible assets. Ikanos assumed certain liabilities, including obligations under transferred contracts and certain employee-related liabilities. We also granted to Ikanos a license to use certain of the Company's retained technology assets in connection with Ikanos's current and future products in certain fields of use, along with a patent license covering certain of the Company's retained patents to make, use, and sell such products (or, in some cases, components of such products).

At the closing of the transaction, the Company recorded aggregate proceeds of $52.8 million, which was comprised of $46.3 million in cash and $6.5 million of escrow funds, which represents the net present value of $6.8 million in escrowed funds deposited. The escrow account will remain in place for twelve months following the closing of the transaction to satisfy potential indemnification claims by Ikanos. Investment banking, legal and other fees of $1.7 million that were directly related to the transaction were offset against the proceeds to calculate net proceeds from the sale of $51.1 million. As a result of the completion of the transaction, the following assets and liabilities were applied to the proceeds received to calculate the net gain on the sale of $39.2 million (in thousands):

Inventories, net	$13,056
Total current assets	13,056
Goodwill	1,000
Total assets	$14,056
Accrued compensation and benefits	$ 1,732
Other current liabilities	456
Total liabilities	$ 2,188

In accordance with FASB ASC 360-10 (SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*), the Company determined that the BBA business, which constituted an operating segment of the Company, qualifies as a discontinued operation. The results of the BBA business have been reported as discontinued operations in the condensed consolidated statements of operations for all periods presented. Interest expense has been allocated based on the provisions of FASB ASC 205-20 (EITF 87-24, *Allocation of Interest to Discontinued Operations*). For the fiscal years ended October 2, 2009, October 3, 2008 and September 28, 2007, interest expense allocated to discontinued operations was $2.7 million, $3.8 million and $3.8 million, respectively.

For the fiscal years ended October 2, 2009, October 3, 2008 and September 28, 2007, BBA revenues and pretax loss classified as discontinued operations was $113.6 million and $4.8 million, $171.2 million and $130.0 million, and $212.9 million and $51.5 million, respectively.

The Company has entered into a short-term transitional services agreement (TSA) with Ikanos which provides for ongoing logistical support by the Company to Ikanos, for which Ikanos will reimburse the Company. As of October 2, 2009, the Company had a receivable under the TSA from Ikanos of approximately $3.4 million, which is classified in other current assets. The Company also recorded approximately $0.4 million in royalty revenue under the TSA agreement.

Fiscal 2008

On August 8, 2008, the Company completed the sale of its BMP business to NXP B.V. ("NXP"). Pursuant to the asset purchase agreement with NXP, NXP acquired certain assets including, among other things, specified patents, inventory and contracts and assumed certain employee-related liabilities. Pursuant to the agreement, the Company obtained a license to utilize technology that was sold to NXP and NXP obtained a license to utilize certain intellectual property that the Company retained. In addition, NXP agreed to provide employment to approximately 700 of the Company's employees at locations in the United States, Europe, Israel, Asia-Pacific and Japan.

At the closing of the transaction, the Company recorded proceeds of an aggregate of $110.4 million, which was comprised of $100.1 million in cash and $10.3 million of escrow funds, which represents the net present value of the $11.0 million in escrowed funds deposited. Investment banking, legal and other fees of $3.6 million that were directly related to the transaction were offset against the proceeds to calculate net proceeds from the sale of $106.8 million. As a result of the completion of the transaction, the following assets and liabilities, as well as

$1.8 million of income tax on the gain on sale, were applied to the proceeds received to calculate the net gain on the sale of $6.3 million (in thousands):

Cash and cash equivalents	$ 3,104
Accounts receivable	27
Inventories, net	12,953
Other current assets	431
Total current assets	16,515
Property, plant and equipment, net	10,268
Goodwill	72,028
Intangible assets, net	840
Other assets	1,000
Total assets	$100,651
Accrued compensation and benefits	$ 1,476
Other current liabilities	382
Total current liabilities	1,858
Other liabilities	25
Total liabilities	$ 1,883

In the fourth fiscal quarter of 2009, $8.4 million was released to the Company from escrow. The remaining $2.6 million of funds in escrow were returned to NXP to satisfy indemnification claims, and were charged to discontinued operations.

In accordance with FASB ASC 360-10 (Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*), the Company determined that the assets and liabilities of the BMP business, which constituted an operating segment of the Company, were classified as held for sale on the consolidated balance sheet at September 28, 2007, and the results of the BMP business are being reported as discontinued operations in the consolidated statements of operations for all periods presented. Interest expense has been allocated based on the provisions of FASB ASC 205-20 (EITF No. 87-24, *Allocation of Interest to Discontinued Operations*). Interest expense reclassed to discontinued operations for fiscal years ended October 3, 2008 and September 28, 2007 was $9.0 million and $8.2 million, respectively.

For the fiscal years ended October 2, 2009, October 3, 2008 and September 28, 2007, BMP revenues and pretax loss classified as discontinued operations were $3.0 million and $11.2 million, $180.0 million and $172.1 million and $235.3 million and $180.0 million, respectively.

Fiscal 2007

In February 2007, the Company sold its approximate 42% ownership interest in Jazz Semiconductor to Acquicor Technology Inc. (Acquicor), which was renamed Jazz Technologies, Inc. (Jazz) after the transaction, and Jazz Semiconductor became a wholly-owned subsidiary of Jazz. The Company received proceeds of $105.6 million and recognized a gain on the sale of the investment of $50.3 million in fiscal 2007. Additionally, immediately prior to the closing of the sale, the Company made an equity investment of $10.0 million in stock of Jazz, which the Company sold in the fourth quarter of fiscal 2007 resulting in a realized loss of $5.8 million on the sale of the shares.

3. Business Combinations

Fiscal 2009

In December 2008, the Company acquired certain assets from Analog Devices Inc. ("ADI") used in the operation of ADI's "Integrated Audio Group" ("ADI Audio") and a license to the right to manufacture and sell certain products related to ADI Audio. Of the $3.8 million purchase price, $1.3 million was allocated to net tangible assets and $2.5 million was allocated to the cost of the license. As of October 2, 2009 the Company has paid $3.2 million in cash and recorded a payable of $0.6 million representing the final installment payment on the license.

Fiscal 2008

In July 2008, the Company acquired Imaging Systems Group (ISG), Sigmatel Inc.'s multi-function printer imaging products, for an aggregate purchase price of $16.1 million. Of the $16.1 million purchase price, $2.5 million was allocated to net tangible assets, $7.8 million was allocated to identifiable intangible assets, $5.0 million was allocated to goodwill and $0.8 million was expensed as in-process research and development in accordance with EITF No. 86-14 "Purchased Research and Development Projects in a Business Combination." The identifiable intangible assets are being amortized on a straight-line basis over their weighted average estimated useful lives of approximately three years.

Fiscal 2007

In October 2006, the Company acquired the assets of Zarlink Semiconductor Inc.'s (Zarlink) packet switching business for an aggregate purchase price of $5.8 million. Of the $5.8 million purchase price, $0.7 million was allocated to net tangible assets, approximately $2.4 million was allocated to identifiable intangible assets, and the remaining $2.7 million was allocated to goodwill. The acquired assets are included in assets held for sale at October 3, 2008 and were included in the BBA sale transaction.

All three acquisitions were accounted for using the purchase method of accounting in accordance with FASB ASC 805-10 (SFAS No. 141 "Business Combinations"). The Company's statements of operations include the results of ADI, ISG and Zarlink from the date of acquisition. The pro forma effect of the transactions was not material to the Company's statement of operations for the fiscal years ended October 2, 2009, October 3, 2008 and September 28, 2007.

4. Fair Value of Certain Financial Assets and Liabilities

In accordance with FASB ASC 820-10 (SFAS No. 157), the following represents the Company's fair value hierarchy for its financial assets and liabilities measured at fair value on a recurring basis as of October 2, 2009 (in thousands):

	Level 1	Level 2	Total
Assets:			
Cash and cash equivalents	$125,385	$ —	$125,385
Restricted cash	8,500	—	8,500
Mindspeed warrant	—	5,053	5,053
Long-term restricted cash	6,423	—	6,423
Total Assets	$140,308	$5,053	$145,361

Level 1 assets consist of the Company's cash and cash equivalents and restricted cash.

Level 2 assets consist of the Company's warrant to purchase approximately 6.1 million shares of Mindspeed common stock at an exercise price of $16.74 per share through June 2013. At October 2, 2009, the warrant was valued using the Black-Scholes-Merton model with an expected term of 3.7 years, expected volatility of 87%, a weighted average risk-free interest rate of 1.70% and no dividend yield.

The Company had no financial assets or liabilities classified as Level 3 as of October 2, 2009.

The fair value of other financial instruments as of October 2, 2009 are as follows:

	Total
Short-term debt: senior secured notes	$ 61,400
Short-term debt	28,653
Long-term debt: convertible subordinated notes	211,875
	$301,928

Liabilities consist of the Company's short-term credit facility, the Company's senior secured notes, and convertible subordinated notes. The fair value of the convertible subordinated notes was calculated using a quoted market price in an active market. The fair value of the senior secured notes and the short-term debt is their carrying value.

5. Supplemental Balance Sheet Data

Inventories

Inventories consist of the following (in thousands):

	October 2, 2009	October 3, 2008
Work-in-process	$5,002	$ 8,413
Finished goods	4,214	10,959
Total inventories, net	$9,216	$19,372

At October 2, 2009 and October 3, 2008, inventories are net of excess and obsolete (E&O) inventory reserves of $6.4 million and $12.6 million, respectively.

Property, Plant and Equipment

Property, plant and equipment consist of the following (in thousands):

	October 2, 2009	October 3, 2008
Land	$ 1,662	$ 1,662
Land and leasehold improvements	6,887	6,406
Buildings	19,824	19,823
Machinery and equipment	56,979	67,738
Construction in progress	86	127
	85,438	95,756
Accumulated depreciation and amortization	(70,139)	(78,346)
	$ 15,299	$ 17,410

Property, plant and equipment are continually monitored and are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For determining the fair value of property, plant and equipment, the Company utilizes discounted cash flow techniques associated with an asset or long-lived asset group. During fiscal 2009, the Company recorded an impairment charge of $0.9 million on its fixed assets, $0.2 million of which were charged to continuing operations and $0.7 million of which were charged to discontinued operations. During fiscal 2008, the Company determined that the current challenges in the DSL market resulted in the net book value of certain assets within the BBA business unit to be considered not fully recoverable. As a result, the Company recorded an impairment charge of $6.5 million related to the BBA business unit's property, plant, and equipment. In addition, during fiscal 2008, the Company reevaluated its reporting unit operations with particular attention given to various scenarios for the BMP business. The determination was made that the net book value of certain assets within the BMP business unit were considered not fully recoverable. As a result, the Company recorded an impairment charge of $2.1 million related to the BMP business unit's property, plant and equipment. The impairment charges related to BMP and BBA property, plant and equipment have been included in net loss from discontinued operations.

During fiscal 2007, the Company decided to discontinue further investment in stand-alone wireless networking products resulting in the recognition of $6.1 million in impairment charges related to property, plant and equipment supporting the stand-alone wireless products.

Goodwill

The changes in the carrying amounts of goodwill were as follows (in thousands):

	Fiscal Year Ended	
	2009	**2008**
Goodwill at beginning of period	$110,412	$106,065
Additions	1,000	4,997
Disposals	(1,000)	—
Impairments	—	(180)
Other adjustments	(504)	(470)
Goodwill at end of period	$109,908	$110,412

Impairments

In the Company's annual test in the fourth fiscal quarter of 2009, it assessed the fair value of its reporting units for purposes of goodwill impairment testing based upon the Company's fair value calculated based on the quoted market price of the Company multiplied by shares outstanding and a market multiple analysis, both under the market approach. The resulting fair value of the reporting unit is then compared to the carrying amounts of the net assets of the reporting unit, including goodwill. As the Company has only one reporting unit, the carrying amount of the reporting unit equals the net book value of the Company.

All of the goodwill reported on the Company's balance sheet is attributable to the Company's single reporting unit. During the fourth fiscal quarter of 2009, we determined that the fair value of the Company's single reporting unit is greater than the carrying value of the Company's single reporting unit and therefore there is no impairment of goodwill as of October 2, 2009. The Company believes, based on projected revenues, cash flows and our financial position, that the remaining carrying amounts of goodwill are recoverable.

In fiscal 2008, the Company reevaluated its reporting unit operations with particular attention given to various scenarios for the BMP business. The determination was made that the carrying value of the BMP business unit was greater than its fair value. As a result, the Company recorded a goodwill impairment charge of $119.6 million. In addition, in fiscal 2008 the Company continued its review and assessment of the future prospects of its businesses, products and projects with particular attention given to the BBA business unit. The current challenges in the competitive DSL market described above had resulted in the carrying value of the BBA business unit to be greater than its fair value. As a result, the Company recorded a goodwill impairment charge of $108.8 million. The impairment charges are included in net loss from discontinued operations.

During fiscal 2007, the Company recorded goodwill impairment charges of $184.7 million in its results from continuing operations because the carrying value of the embedded wireless network products business was greater than its fair value and because the Company decided to discontinue further investment in stand-alone wireless networking products business. In addition, during fiscal 2007, the Company's loss from discontinued operations includes goodwill impairment charges of $124.8 million because the carrying value of the BMP business was greater than its fair value.

Additions

During fiscal 2009, the Company recorded $1.0 million of additional goodwill resulting from the final payment for the acquisition of Zarlink Semiconductor.

During fiscal 2008, the Company recorded $5.0 million of additional goodwill as a result of the acquisition of a multi-function printer imaging business.

Other Current Assets

Other current assets consist of the following (in thousands):

	October 2, 2009	October 3, 2008
Other receivables	$ 6,988	$11,642
Deferred tax asset	327	375
Prepaid technical licenses	3,775	10,042
Other prepaid expenses	5,026	7,584
Other current assets	10,032	8,295
	$26,148	$37,938

Other Assets

Other assets consist of the following (in thousands):

	October 2, 2009	October 3, 2008
Mindspeed warrant	$ 5,053	$ 545
Technology license	—	8,310
Non-current letters of credit	6,423	6,759
Electronic design automation tools	1,136	4,223
Deferred debt issuance costs	2,619	6,205
Investments	4,805	8,822
Intangible assets	5,557	10,611
Other non-current assets	691	4,386
	$26,284	$49,861

Mindspeed Warrant

The Company has a warrant to purchase approximately 6.1 million shares of Mindspeed common stock at an exercise price of $16.74 per share through June 2013. At October 2, 2009 and October 3, 2008, the market value of Mindspeed common stock was $3.05 and $2.08 per share, respectively. The Company accounts for the Mindspeed warrant as a derivative instrument, and changes in the fair value of the warrant are included in other (expense) income, net each period. At October 2, 2009 and October 3, 2008, the aggregate fair value of the Mindspeed warrant included on the accompanying consolidated balance sheets was $5.1 million and $0.5 million, respectively. At October 2, 2009, the warrant was valued using the Black-Scholes-Merton model with an expected term of 3.7 years, expected volatility of 87%, a weighted average risk-free interest rate of 1.70% and no dividend yield. The aggregate fair value of the warrant is reflected as a long-term asset on the accompanying consolidated balance sheets because the Company does not intend to liquidate any portion of the warrant in the next twelve months.

The valuation of this derivative instrument is subjective, and option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Changes in these assumptions can materially affect the fair value estimate. The Company could, at any point in time, ultimately realize amounts significantly different than the carrying value.

Technology License

As a result of the sale of our BBA business and decrease in revenues in the continuing business, the Company determined that the technology license with Freescale Semiconductor Inc. had no value and therefore recorded an impairment charge of $8.3 million for the license, of which $3.3 million was recorded in discontinued operations and $5.0 million in operating expenses in the year ended October 2, 2009.

Intangible Assets

Intangible assets consist of the following (in thousands):

	October 2, 2009			October 3, 2008		
	Gross Carrying Amount	Accumulated Amortization	Book Value	Gross Carrying Amount	Accumulated Amortization	Book Value
Developed technology	$ —	$ —	$ —	$11,042	$ (9,963)	$ 1,079
Product licenses	2,400	(628)	1,772	11,032	(7,105)	3,927
Other intangible assets	6,830	(3,045)	3,785	8,240	(2,635)	5,605
	$9,230	$(3,673)	$5,557	$30,314	$(19,703)	$10,611

Intangible assets are being amortized over a weighted-average period of approximately 5.3 years. Annual amortization expense is expected to be as follows (in thousands):

	Fiscal Year Ending					
	2010	2011	2012	2013	2014	Thereafter
Amortization expense	$1,250	$1,137	$1,137	$1,017	$446	$570

Intangible assets are continually monitored and reviewed for impairment or revisions to estimated useful life whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For determining the fair value of intangible assets, the Company utilizes discounted cash flow techniques associated with an asset or long-lived asset group.

During fiscal 2009, the Company recorded impairment charges related to intangible assets of $0.3 million, which were charged to discontinued operations.

During fiscal 2008, the Company continued its review and assessment of the future prospects of its businesses, products and projects with particular attention given to the BBA business unit. The challenges in the competitive DSL market described above resulted in the net book value of certain assets within the BBA business unit to be considered not fully recoverable. As a result, the Company recorded an impairment charge of $1.9 million related to intangible assets. The impairment charge is included in net loss from discontinued operations.

In fiscal 2007, due to declines in the performance of embedded wireless network products coupled with the Company's decision to discontinue further investment in the stand-alone wireless networking products, impairment testing was performed on the intangible assets supporting the embedded wireless products. The fair values of the intangible assets were determined using a non-discounted cash flow model for those intangible assets with no future contribution to the discontinued wireless technology. As a result of this impairment test, the Company recorded an impairment charge of $30.3 million in fiscal 2007.

Other Current Liabilities

Other current liabilities consist of the following (in thousands):

	October 2, 2009	October 3, 2008
Restructuring and reorganization liabilities	9,197	10,422
Accrued technical licenses	5,552	12,475
Taxes payable	3,909	1,865
Other	15,320	18,427
	$33,978	$43,189

Other Liabilities

Other liabilities consist of the following (in thousands):

	October 2, 2009	October 3, 2008
Restructuring and reorganization liabilities	33,533	17,933
Deferred gain on sale of building	13,205	16,108
Taxes payable	6,411	7,201
Accrued technical licenses	3,413	8,472
Other	5,527	6,627
	$62,089	$56,341

6. Income Taxes

The components of the provision for income taxes are as follows (in thousands):

	Fiscal Year Ended		
	2009	2008	2007
Current:			
United States	$(149)	$(33)	$ —
Foreign	269	886	605
State and local	(10)	19	97
Total current	110	872	702
Deferred:			
United States	—	—	—
Foreign	761	(23)	96
Total deferred	761	(23)	96
	$ 871	$849	$798

Deferred income tax assets and liabilities consist of the tax effects of temporary differences related to the following (in thousands):

	October 2, 2009	October 3, 2008
Deferred tax assets:		
Intangible assets	$ 139,377	$ 154,377
Capitalized research and development	270,426	316,545
Net operating losses	581,786	474,783
Research and development and investment credits	153,938	152,869
Other, net	108,948	171,189
Valuation allowance	(1,199,860)	(1,213,944)
Total deferred tax assets	54,615	55,819
Deferred tax liabilities:		
Deferred state taxes	(55,066)	(55,510)
Total deferred tax liabilities	(55,066)	(55,510)
	$ (451)	$ 309

In assessing the realizability of deferred income tax assets, FASB ASC 740-10 (SFAS No. 109) establishes a more likely than not standard. If it is determined that it is more likely than not that deferred income tax assets will not be realized, a valuation allowance must be established against the deferred income tax assets. The ultimate realization of the assets is dependent on the generation of future taxable income during the periods in which the associated temporary differences become deductible. Management considers the scheduled reversal of deferred income tax liabilities, projected future taxable income and tax planning strategies when making this assessment.

FASB ASC 740-10 (SFAS No. 109) further states that forming a conclusion that a valuation allowance is not required is difficult when there is negative evidence such as cumulative losses in recent years. As a result of the Company's cumulative losses, the Company concluded that a full valuation allowance was required as of October 1, 2004. In fiscal 2009 and 2008, foreign operations recorded a $0.5 million net deferred tax liability and a $0.3 million net deferred tax asset, respectively.

The valuation allowance decreased $14.1 million and $33.0 million during fiscal 2009 and 2008, respectively. The 2009 decrease was primarily due to current year losses that were fully reserved offset by net operating losses that were fully reserved that expired. The decrease in 2008 was primarily related to the reductions in deferred tax assets attributed to the adoption of FASB ASC 740-10 (FIN 48) and offset by fiscal 2008 losses that were fully reserved. The deferred income tax assets at October 2, 2009 include $377.0 million of deferred income tax assets acquired in the merger with GlobespanVirata, Inc. Under FASB ASC 805-10 (SFAS 141R), which is effective for fiscal 2010, the benefit (if any) from the realization of these acquired net deferred income tax assets will decrease the Company's provision for income taxes.

As a result of FASB ASC 718-10 (SFAS 123(R)), the Company's deferred tax assets at October 2, 2009 and October 3, 2008 do not include $20.8 million and $20.6 million, respectively, of excess tax benefits from employee stock option exercises that are a component of the Company's net operating loss carryovers. Equity will be increased by $20.8 million if and when such excess tax benefits are ultimately realized.

As of October 2, 2009, the Company has U.S. federal net operating loss carryforwards of approximately $1.6 billion that expire at various dates through 2029 and aggregate state net operating loss carryforwards of approximately $846 million that expire at various dates through 2019. The Company also has U.S. federal and state income tax credit carryforwards of approximately $89.0 million and $65.0 million, respectively. The U.S. federal credits expire at various dates through 2029. The state credit carryforwards include California Manufacturer's Investment Credits of approximately $0.6 million that expire at various dates through 2011, while the remaining state credits have no expiration date. A reconciliation of income taxes computed at the U.S. federal statutory income tax rate to the provision for income taxes is as follows (in thousands):

	Fiscal Year Ended		
	October 2, 2009	**October 3, 2008**	**September 2 2007**
U.S. Federal statutory tax at 35%	$ (8,132)	$ (605)	$(76,227)
State taxes, net of federal effect	711	(844)	5,508
U.S. and foreign income taxes on foreign earnings	7,863	6,346	2,466
Research and development credits	(939)	(3,655)	(5,229)
Valuation allowance	(13,911)	4,499	26,587
Detriment/(benefit) from discontinued operations and equity method investments, net of impairments	6,670	(7,986)	(19,131)
Asset impairments	4,494	—	63,012
Stock options	3,189	2,271	2,022
Other	926	823	1,790
Provision for income taxes	$ 871	$ 849	$ 798

Loss from continuing operations before income taxes and (loss) gain on equity investments consists of the following components (in thousands):

	Fiscal Year Ended		
	October 2, 2009	October 3, 2008	September 2 2007
United States	$(19,192)	$ 733	$(215,449)
Foreign	(4,042)	(2,462)	(2,341)
	$(23,234)	$(1,729)	$(217,790)

Certain of the Company's foreign income tax returns for the years 2001 through 2007 are currently under examination. Management believes that adequate provision for income taxes has been made for all years, and the results of the examinations will not have a material impact on the Company's financial position, cash flows or results of operations.

No provision has been made for U.S. federal, state or additional foreign income taxes which would be due upon the actual or deemed distribution of approximately $0.1 million and $6.3 million of undistributed earnings of foreign subsidiaries as of October 2, 2009 and October 3, 2008, respectively, which have been or are intended to be permanently reinvested.

On September 29, 2007, the Company adopted the provisions of FASB ASC 740-10 (FIN 48). The adoption had the following impact on the Company's financial statements: increased long-term liabilities by $5.9 million and retained deficit by $0.8 million and decreased its long-term assets by $0.3 million and current income taxes payable by $5.3 million.

The following table summarizes the fiscal 2009 and 2008 activity related to our unrecognized tax benefits:

	2009	2008
Beginning balance	$77,304	$74,370
Increases related to current year tax positions	730	4,279
Expiration of the statue of limitations for the assessment of taxes	(4,429)	(1,504)
Other	232	159
Ending balance	$73,837	$77,304

Included in the unrecognized tax benefits of $73.8 million at October 2, 2009 are $66.3 million of tax benefits primarily related to federal and state acquired net operation loss and credit carryovers that, if recognized, would be offset by the Company's valuation allowance, and $1.2 million of tax benefits that were acquired in business combinations that, if recognized, would under FASB ASC 805-10 (SFAS 141R) be recorded to tax expense as opposed to goodwill as required before the adoption of FASB ASC 805-10 (SFAS 141R). The balance of the Company's uncertain tax positions are related to various foreign locations.

The Company also accrued potential interest of $0.5 million and $0.4 million related to these unrecognized tax benefits during fiscal 2009 and 2008 respectively, and in total, as of October 2, 2009, the Company has recorded a liability for potential interest and penalties of $1.2 million related to these positions. The Company expects $10.2 million of the unrecognized tax benefits, primarily related to acquired net operating losses and tax credits to expire unutilized over the next 12 months. The Company does not expect its uncertain tax positions to otherwise change materially over the next 12 months.

The Company files U.S., state, and foreign income tax returns in jurisdictions with varying statutes of limitations. The fiscal 2005 through 2009 tax years generally remain subject to examination by federal and most state tax authorities.

7. Debt

Short-Term Debt

On November 29, 2005, the Company established an accounts receivable financing facility whereby it sells, from time to time, certain accounts receivable to Conexant USA, LLC (Conexant USA), a special purpose entity which is a consolidated subsidiary of the Company. Under the terms of the Company's agreements with Conexant USA, the Company retains the responsibility to service and collect accounts receivable sold to Conexant USA and receives a weekly fee from Conexant USA for handling administrative matters that is equal to 1.0%, on a per annum basis, of the uncollected value of the accounts receivable.

Concurrent with the Company's agreements with Conexant USA, Conexant USA entered into an $80.0 million credit facility that is secured by the assets of Conexant USA. Conexant USA is required to maintain certain minimum amounts on deposit (restricted cash) with the bank during the term of the credit agreement. The credit agreement was renewed effective November 2008 at a $50.0 million borrowing limit. Borrowings under the credit facility, which cannot exceed the lesser of $50.0 million and 85% of the uncollected value of purchased accounts receivable that are eligible for coverage under an insurance policy for the receivables, bear interest equal to 7-day LIBOR (reset weekly) plus 1.25% and was approximately 1.49% at October 2, 2009. In addition, Conexant USA pays a fee of 0.2% per annum for the unused portion of the line of credit.

The credit facility expires on November 27, 2009. During its term, the credit facility required the Company and its consolidated subsidiaries to maintain minimum levels of shareholders' equity and cash and cash equivalents. Further, any failure by the Company or Conexant USA to pay their respective debts as they become due would allow the bank to cause all borrowings under the credit facility to immediately become due and payable. At October 2, 2009, Conexant USA had borrowed $28.7 million under this credit facility and the Company was in compliance with all credit facility requirements. As permitted by the terms of the credit facility, outstanding balances under the credit facility are required to be repaid on or before May 27, 2010.

Long-Term Debt

Long-term debt consists of the following (in thousands):

	October 2, 2009	October 3, 2008
Floating rate senior secured notes due November 2010	$ 61,400	$141,400
4.00% convertible subordinated notes due March 2026	250,000	250,000
Total	311,400	391,400
Less: current portion of long-term debt	(61,400)	(17,707)
Long-term debt	$250,000	$373,693

Floating rate senior secured notes due November 2010 — In November 2006, the Company issued $275.0 million aggregate principal amount of floating rate senior secured notes due November 2010. Proceeds from this issuance, net of fees paid or payable, were approximately $264.8 million. The senior secured notes bear interest at three-month LIBOR (reset quarterly) plus 3.75%, and interest is payable in arrears quarterly on each February 15, May 15, August 15 and November 15, beginning on February 15, 2007. The senior secured notes are redeemable in whole or in part, at the option of the Company, at any time on or after November 15, 2008 at varying redemption prices that generally include premiums, which are defined in the indenture for the notes, plus accrued and unpaid interest. The Company is required to offer to repurchase, for cash, notes at a price of 100% of the principal amount, plus any accrued and unpaid interest, with the net proceeds of certain asset dispositions if such proceeds are not used within 360 days to invest in assets (other than current assets) related to the Company's business. In addition, upon a change of control, the Company is required to make an offer to redeem all of the senior secured notes at a redemption price equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest. The floating rate senior secured notes rank equally in right of payment with all of the Company's existing and future senior debt and senior to all of its existing and future subordinated debt. The notes are guaranteed by certain of the Company's U.S. subsidiaries (the Subsidiary Guarantors). The guarantees rank equally in right of payment with all of the Subsidiary Guarantors' existing and future senior debt and senior to all of the Subsidiary Guarantors' existing and future subordinated debt. The notes and guarantees (and certain hedging obligations that may be entered into with respect thereto) are secured by first-priority liens, subject to permitted liens, on substantially all of the Company's and the Subsidiary Guarantors' assets (other than accounts receivable and proceeds therefrom and subject to certain exceptions), including, but not limited to, the intellectual property, real property, plant and equipment now owned or hereafter acquired by the Company and the Subsidiary Guarantors.

The indenture governing the senior secured notes contains a number of covenants that restrict, subject to certain exceptions, the Company's ability and the ability of its restricted subsidiaries to: incur or guarantee additional indebtedness or issue certain redeemable or preferred stock; repurchase capital stock; pay dividends on or make other distributions in respect of its capital stock or make other restricted payments; make certain investments; create liens; redeem junior debt; sell certain assets; consolidate, merge, sell or otherwise dispose of all or substantially all of its assets; enter into certain types of transactions with affiliates; and enter into sale-leaseback transactions.

The sale of the Company's investment in Jazz Semiconductor, Inc. (Jazz) in February 2007 and the sale of two other equity investments in January 2007 qualified as asset dispositions requiring the Company to make offers to repurchase a portion of the notes no later than 361 days following the February 2007 asset dispositions. Based on the proceeds received from these asset dispositions and the Company's cash investments in assets (other than current assets) related to the Company's business made within 360 days following the asset dispositions, the Company was required to make an offer to repurchase not more than $53.6 million of the senior secured notes, at 100% of the principal amount plus any accrued and unpaid interest in February 2008. As a result of 100% acceptance of the offer by the Company's bondholders, $53.6 million of the senior secured notes were repurchased during the second quarter of fiscal 2008. The Company recorded a pretax loss on debt repurchase of $1.4 million during the second quarter of fiscal 2008 which included the write-off of deferred debt issuance costs.

Following the sale of the BMP business unit, the Company made an offer to repurchase $80.0 million of the senior secured notes at 100% of the principal amount plus any accrued and unpaid interest in September 2008. As a result of the 100% acceptance of the offer by the Company's bondholders, $80.0 million of the senior secured notes were repurchased during the fourth quarter of fiscal 2008. The Company recorded a pretax loss on debt repurchase of $1.6 million during the fourth quarter of fiscal 2008, which included the write-off of deferred debt issuance costs. The pretax loss on debt repurchase of $1.6 million has been included in net loss from discontinued operations.

Following the sale of the BBA business unit, the Company made an offer to repurchase $73.0 million of the senior secured notes at 100% of the principal amount plus any accrued and unpaid interest in August 2009. As a result of the 100% acceptance of the offer by the Company's bondholders, $73.0 million of the senior secured notes were repurchased during the fourth quarter of fiscal 2009. In a separate transaction in the fourth quarter of fiscal 2009, the Company purchased an additional $7.0 million of the senior secured notes at 100% of the principal amount plus any accrued and unpaid interest. The Company recorded a pretax loss on debt repurchase of $0.9 million during the fourth quarter of fiscal 2009 which included the write-off of deferred debt issuance costs, $0.4 million was recorded in interest expense in continuing operations, $0.5 million was recorded in net loss from discontinued operations.

Subsequent to October 2, 2009, the Company issued a redemption notice announcing that it will redeem all of the remaining $61.4 million senior secured notes on December 18, 2009. The redemption price will be equal to 101% of the principal amount of the senior secured notes plus accrued and unpaid interest to the redemption date. Accordingly, the remaining $61.4 million senior secured notes have been classified as current in the Company's consolidated balance sheets as of October 2, 2009.

4.00% convertible subordinated notes due March 2026 — In March 2006, the Company issued $200.0 million principal amount of 4.00% convertible subordinated notes due March 2026 and, in May 2006, the initial purchaser of the notes exercised its option to purchase an additional $50.0 million principal amount of the 4.00% convertible subordinated notes due March 2026. Total proceeds to the Company from these issuances, net of issuance costs, were $243.6 million. The notes are general unsecured obligations of the Company. Interest on the notes is payable in arrears semiannually on each March 1 and September 1, beginning on September 1, 2006. The notes are convertible, at the option of the holder upon satisfaction of certain conditions, into shares of the Company's common stock at a conversion price of $49.20 per share, subject to adjustment for certain events. Upon conversion, the Company has the right to deliver, in lieu of common stock, cash or a combination of cash and common stock. Beginning on March 1, 2011, the notes may be redeemed at the Company's option at a price equal to 100% of the principal amount, plus any accrued and unpaid interest. Holders may require the Company to repurchase, for cash, all or part of their notes on March 1, 2011, March 1, 2016 and March 1, 2021 at a price of 100% of the principal amount, plus any accrued and unpaid interest.

8. Commitments and Contingencies

Lease Commitments

The Company leases certain facilities and equipment under non-cancelable operating leases which expire at various dates through 2021 and contain various provisions for rental adjustments including, in certain cases, adjustments based on increases in the Consumer Price Index. The leases generally contain renewal provisions for varying periods of time. Rental expense under operating leases was approximately $14.9 million, $21.0 million, and $12.0 million during fiscal 2009, 2008 and 2007, respectively.

At October 2, 2009, future minimum lease payments, net of sublease income, under non-cancelable operating leases were as follows (in thousands):

Fiscal Year Ending	Lease Payments	Sublease Income	Net Obligations
2010	$ 19,446	$ (4,827)	$14,619
2011	15,661	(2,352)	13,309
2012	13,704	(1,746)	11,958
2013	13,941	(1,510)	12,431
2014	14,009	(1,212)	12,797
Thereafter	35,196	(2,269)	32,927
Total future minimum lease payments	$111,957	$(13,916)	$98,041

The summary of future minimum lease payments includes an aggregate gross amount of $89.5 million of lease obligations that principally expire through fiscal 2021, which have been accrued for in connection with the Company's reorganization and restructuring actions and previous actions taken by GlobespanVirata, Inc. prior to its merger with the Company in February 2004.

At October 2, 2009, the Company is contingently liable for approximately $2.6 million in operating lease commitments on facility leases that were assigned to Mindspeed at the time of its separation from the Company.

Legal Matters

Certain claims have been asserted against the Company, including claims alleging the use of the intellectual property rights of others in certain of the Company's products. The resolution of these matters may entail the negotiation of a license agreement, a settlement, or the adjudication of such claims through arbitration or litigation. The outcome of litigation cannot be predicted with certainty and some lawsuits, claims or proceedings may be disposed of unfavorably for the Company. Many intellectual property disputes have a risk of injunctive relief and there can be no assurance that a license will be granted. Injunctive relief could have a material adverse effect on the financial condition or results of operations of the Company. Based on its evaluation of matters which are pending or asserted and taking into account the Company's reserves for such matters, management believes the disposition of such matters will not have a material adverse effect on the Company's financial condition, results of operations, or cash flows.

IPO Litigation — In November 2001, Collegeware Asset Management, LP, on behalf of itself and a putative class of persons who purchased the common stock of GlobeSpan, Inc. (GlobeSpan, Inc. later became GlobespanVirata, Inc., and is now the Company's Conexant, Inc. subsidiary) between June 23, 1999 and December 6, 2000, filed a complaint in the U.S. District Court for the Southern District of New York alleging violations of federal securities laws by the underwriters of GlobeSpan, Inc.'s initial and secondary public offerings as well as by certain

GlobeSpan, Inc. officers and directors. The complaint alleged that the defendants violated federal securities laws by issuing and selling GlobeSpan, Inc.'s common stock in the initial and secondary offerings without disclosing to investors that the underwriters had (1) solicited and received undisclosed and excessive commissions or other compensation and (2) entered into agreements requiring certain of their customers to purchase the stock in the aftermarket at escalating prices. The complaint was consolidated for purposes of discovery and other pretrial proceedings with class actions against more than 300 other companies making similar allegations regarding the public offerings of those companies during 1998 through 2000. On June 10, 2009, the court gave preliminary approval, and on October 5, 2009, the court gave final approval, to a $586 million aggregate settlement of the consolidated class actions. For purposes of the settlement, the plaintiff classes do not include certain institutions allocated shares from the "institutional pots" in any of the public offerings at issue in the consolidated class actions and persons associated with those institutions. Pursuant to the terms of the settlement, the Company's and the individual GlobeSpan defendants' share of the cost of the settlement will be paid by GlobeSpan's insurers. Several appeals have been taken from the approval of the settlement; at this time the Company does not believe that these appeals will have a material impact on the Company.

Class Action Suit — In February 2005, the Company and certain of its current and former officers and the Company's Employee Benefits Plan Committee were named as defendants in Graden v. Conexant, et al., a lawsuit filed on behalf of all persons who were participants in the Company's 401(k) Plan (Plan) during a specified class period. This suit was filed in the U.S. District Court of New Jersey and alleges that the defendants breached their fiduciary duties under the Employee Retirement Income Security Act, as amended, to the Plan and the participants in the Plan. The plaintiffs filed an amended complaint on August 11, 2005. The amended complaint alleged that the plaintiffs lost money in the Plan due to (i) poor Company merger-related performance, (ii) misleading disclosures by the Company regarding the merger, (iii) breaches of fiduciary duty regarding management of Plan assets, (iv) being encouraged to invest in the Conexant Stock Fund, (v) being unable to diversify out of said fund and (vi) having the Company make its matching contributions in said fund. On October 12, 2005, the defendants filed a motion to dismiss this case. The plaintiffs responded to the motion to dismiss on December 30, 2005, and the defendants' reply was filed on February 17, 2006. On March 31, 2006, the judge dismissed this case and ordered it closed. The plaintiffs filed a notice of appeal on April 17, 2006. The appellate argument was held on April 19, 2007. On July 31, 2007, the Third Circuit Court of Appeals vacated the District Court's order dismissing plaintiffs' complaint and remanded the case for further proceedings. On August 27, 2008, the motion to dismiss was granted in part and denied in part. The judge left in claims against all of the individual defendants as well as against the Company. In January 2009, the Company and the plaintiffs agreed in principle to settle all outstanding claims in the litigation for $3.25 million. On May 21, 2009, plaintiffs' attorneys filed with the District Court a motion asking the court to grant its preliminary approval of the proposed settlement and set a date for a final hearing on the settlement, after notice to the class, the obtaining of an allocation of the dollar recovery, and certain other preconditions set forth in the settlement agreement. By order dated June 18, 2009, the District Court granted preliminary approval of the proposed settlement and set September 11, 2009 as the date of the final Settlement Fairness hearing. On September 11, 2009, the Court approved the proposed settlement. In fiscal 2009, the Company deposited $3.25 million into an escrow account and anticipates that the settlement will be paid in December 2009.

Wi-Lan Litigation — On October 1, 2009, Wi-Lan, Inc. ("Wi-Lan") filed a complaint in the United States District Court for the Eastern District of Texas accusing the Company of infringing one United States patent. Wi-Lan alleges that certain past sales from the Company's former BBA business infringe the patent, which allegedly relates to Asymmetric Digital Subscriber Line ("ADSL") technology. The Company has not been served with the complaint. The Company believes it does not infringe the Wi-Lan patent, and it will defend any lawsuit related to this patent. Wi-Lan and the Company have been engaged in licensing discussions concerning the asserted patent since April 2008 and those discussions continue.

Guarantees and Indemnifications

The Company has made guarantees and indemnities, under which it may be required to make payments to a guaranteed or indemnified party, in relation to certain transactions. In connection with the Company's spin-off from Rockwell International Corporation ("Rockwell"), the Company assumed responsibility for all contingent liabilities and then-current and future litigation (including environmental and intellectual property proceedings) against

Rockwell or its subsidiaries in respect of the operations of the semiconductor systems business of Rockwell. In connection with the Company's contribution of certain of its manufacturing operations to Jazz, the Company agreed to indemnify Jazz for certain environmental matters and other customary divestiture-related matters. In connection with the Company's sale of the BMP business to NXP, the Company agreed to indemnify NXP for certain claims related to the transaction. In connection with the Company's sale of the BBA business to Ikanos, the Company agreed to indemnify Ikanos for certain claims related to the transaction. In connection with the sales of its products, the Company provides intellectual property indemnities to its customers. In connection with certain facility leases, the Company has indemnified its lessors for certain claims arising from the facility or the lease. The Company indemnifies its directors and officers to the maximum extent permitted under the laws of the State of Delaware.

The durations of the Company's guarantees and indemnities vary, and in many cases are indefinite. The guarantees and indemnities to customers in connection with product sales generally are subject to limits based upon the amount of the related product sales. The majority of other guarantees and indemnities do not provide for any limitation of the maximum potential future payments the Company could be obligated to make. The Company has not recorded any liability for these guarantees and indemnities in the accompanying condensed consolidated balance sheets as they are not estimated to be material. Product warranty costs are not significant.

Other

Tax Matter — During fiscal 2008, the Company settled certain proposed tax assessments related to an acquired foreign subsidiary. The final settlement related to pre-acquisition tax periods and the Company has been fully indemnified for the amount due. The settlement resulted in a reversal of $1.4 million of reserves, of which $0.6 million was recorded as a reduction to Goodwill and $0.9 million as a reduction to Special Charges.

The Company has recorded $8.9 million of unrecognized tax benefits as liabilities in accordance with FASB ASC 740-10 (FIN 48), and the Company is uncertain as to if or when such amounts may be settled. Related to these unrecognized tax benefits, the Company has also recorded a liability for potential penalties and interest of $1.2 million as of October 2, 2009.

9. Shareholders' Equity

The Company's authorized capital consists of 100,000,000 shares of common stock, par value $0.01 per share, and 25,000,000 shares of preferred stock, without par value, of which 5,000,000 shares are designated as Series A junior participating preferred stock (the Junior Preferred Stock).

Stock Option Plans

The Company has stock option plans and long-term incentive plans under which employees and directors may be granted options to purchase shares of the Company's common stock. As of October 2, 2009, approximately 9.2 million shares of the Company's common stock are available for grant under the stock option and long-term incentive plans. Stock options are granted with exercise prices of not less than the fair market value at grant date, generally vest over four years and expire eight or ten years after the grant date. The Company settles stock option exercises with newly issued shares of common stock. The Company has also assumed stock option plans in connection with business combinations.

The Company accounts for its stock option plans in accordance with FASB ASC 718-10 (SFAS No. 123(R), "Share-Based Payment"). Under FASB ASC 718-10 (SFAS No. 123(R)), the Company is required to measure compensation cost for all stock-based awards at fair value on the date of grant and recognize compensation expense in its consolidated statements of operations over the service period that the awards are expected to vest. The Company measures the fair value of service-based awards and performance-based awards on the date of grant. Performance-based awards are evaluated for vesting probability each reporting period.

The following weighted average assumptions were used in the estimated grant date fair value calculations for share-based payments:

	Fiscal Year Ended		
	October 2, 2009	October 3, 2008	September 28, 2007
Stock option plans:			
Expected dividend yield	$ —	$ —	$ —
Expected stock price volatility	79%	67%	68%
Risk free interest rate	2.12%	3.20%	4.60%
Average expected life (in years)	4.87	5.25	4.93
Stock purchase plans:			
Expected dividend yield	$ —	$ —	$ —
Expected stock price volatility	74%	69%	60%
Risk free interest rate	3.14%	3.10%	4.80%
Average expected life (in years)	0.50	0.50	0.50

The expected stock price volatility rates are based on the historical volatility of the Company's common stock. The risk free interest rates are based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the option or award. The average expected life represents the weighted average period of time that options or awards granted are expected to be outstanding.

A summary of stock option activity is as follows (shares in thousands):

	Shares	Weighted Average Exercise Price
Outstanding, October 3, 2008	7,357	$23.54
Granted	77	1.07
Exercised	—	—
Forfeited	(3,224)	23.45
Outstanding, October 2, 2009	4,210	23.20
Shares vested and expected to vest, October 2, 2009	4,159	23.33
Exercisable, October 2, 2009	3,840	$24.24

At October 2, 2009, of the 4.2 million stock options outstanding, approximately 3.4 million options were held by current employees and directors of the Company, and approximately 0.8 million options were held by employees of former businesses of the Company (i.e., Mindspeed, Skyworks) who remain employed by one of these businesses. At October 2, 2009, stock options outstanding had an aggregate intrinsic value of approximately $0.1 million and a weighted-average remaining contractual term of 2.5 years. At October 2, 2009, exercisable stock options had an immaterial aggregate intrinsic value and a weighted-average remaining contractual term of 2.2 years. No options were exercised during the fiscal year ended October 2, 2009. The total intrinsic values of options exercised during fiscal 2008 was immaterial. The total intrinsic value of options exercised in 2007 was $2.1 million. At October 2, 2009, the total unrecognized fair value compensation cost related to non-vested stock option awards was $2.5 million, which is expected to be recognized over a remaining weighted average period of approximately 1.2 years.

Restricted stock units issued under the 2000 Non-Qualified Plan are as follows:

	Shares	Weighted Average Grant Date Fair Value
Outstanding, October 3, 2008	—	$ —
Granted	136	2.38
Vested	—	—
Forfeited	—	—
Outstanding, October 2, 2009	136	$2.38

During fiscal 2009, the Company recognized compensation expense of $0.04 million related to share awards issued under the 2000 Non-Qualified Plan. At October 2, 2009, the total unrecognized fair value stock-based compensation cost related to non-vested 2000 Non-Qualified Plan was $0.3 million, which is expected to be recognized over a weighted average period of 0.9 years.

1999 Long Term Incentive Plan, 2001 Performance Share Plan and 2004 New Hire Equity Incentive Plan

The Company's long-term incentive plans also provide for the issuance of share-based awards to officers and other employees and certain non-employees of the Company. These awards are subject to forfeiture if employment terminates during the prescribed vesting period (generally within one to two years of the date of award) or, in certain cases, if prescribed performance criteria are not met. The Company maintains the 1999 Long Term Incentive Plan, under which it reserved 2.8 million shares for issuance, the 2001 Performance Share Plan, under which it reserved 0.4 million shares for issuance, as well as the 2004 New Hire Equity Incentive Plan ("2004 New Hire Plan"), under which it reserved 1.2 million shares for issuance.

1999 Long Term Incentive Plan

The awards issued under this plan may be settled, at the Company's election at the time of payment, in cash, shares of common stock or any combination of cash and common stock. A summary of share-based award activity under the 1999 Long Term Incentive Plan is as follows (shares in thousands):

	Shares	Weighted Average Grant Date Fair Value
Outstanding, October 3, 2008	225	$5.31
Granted	—	—
Vested	(213)	5.30
Forfeited	—	—
Outstanding, October 2, 2009	12	$5.67

During fiscal 2009 and 2008, the Company recognized compensation expense of $0.6 million and $0.5 million, respectively, related to the 1999 Long Term Incentive Plan. At October 2, 2009, the total unrecognized fair value compensation cost related to non-vested 1999 Long Term Incentive Plan awards was $0.1 million, which is expected to be recognized over a remaining weighted average period of approximately 0.8 years. The plan expired on December 31, 2008. There are no shares available to grant.

2001 Performance Share Plan

The performance-based awards may be settled, at the Company's election at the time of payment, in cash, shares of common stock or any combination of cash and common stock. A summary of share-based award activity under the 2001 Performance Share Plan is as follows (shares in thousands):

	Shares	Weighted Average Grant Date Fair Value
Outstanding, October 3, 2008	175	$8.00
Granted	—	—
Vested	(175)	8.00
Forfeited	—	—
Outstanding, October 2, 2009	—	$ —

During fiscal 2009, the Company recorded expense of $0.6 million related to the 2001 Performance Share Plan. During fiscal 2008, the Company recorded a reversal of previously recognized stock based compensation expense of $1.1 million, related to the non-achievement of certain performance criteria and stock based compensation expense of $0.9 million related to outstanding awards. During fiscal 2007 the Company recorded expense of $1.4 million. At October 2, 2009, there was no unrecognized compensation cost related to non-vested Performance Plan share awards. At October 2, 2009, approximately 0.2 million shares of the Company's common stock are available for issuance under this plan.

2004 New Hire Plan

The New Hire Plan contains service-based awards as well as awards which vest based on the achievement of certain stock price appreciation conditions. A summary of share-based award activity under the New Hire Plan is as follows (shares in thousands):

	Shares	Weighted Average Grant Date Fair Value
Outstanding, October 3, 2008	74	$10.59
Granted	—	—
Vested	(32)	11.33
Forfeited	(25)	13.70
Outstanding, October 2, 2009	17	$ 4.50

During fiscal 2009, 2008 and 2007, the Company recognized $0.3 million, $1.1 million and $0.3 million in stock based compensation expense related to the New Hire Plan, respectively. In addition, due to the departure of the Company's former President and CEO in fiscal 2008, the vesting period of 0.2 million service-based awards was accelerated and 0.1 million market condition awards were forfeited due to non-achievement of vesting conditions resulting in the recognition of $1.3 million of stock based compensation and the reversal of $0.3 million of stock based compensation, respectively. At October 2, 2009, the total unrecognized fair value compensation cost related to non-vested New Hire Plan was $0.05 million, which is expected to be recognized over a remaining weighted average period of approximately 1.5 years.

Employee Stock Purchase Plan

Effective January 31, 2009, the Company suspended the Employee Stock Purchase Plan ("ESPP") for all employees. The last purchase of 49,592 shares under the ESPP occurred on January 30, 2009. During fiscal 2009, 2008 and 2007, the Company recognized stock-based compensation expense of $0.1 million, $0.5 million and $1.4 million for stock purchase plans, in its condensed consolidated statements of operations.

Directors Stock Plan

Effective February 13, 2009, the Company suspended the Directors Stock Plan ("DSP") that provided for each non-employee director to receive specified levels of stock option grants upon election to the Board of Directors and periodically thereafter. Under the DSP, each non-employee director could elect to receive all or a portion of the cash retainer to which the director was entitled through the issuance of common stock. During fiscal 2008, 0.01 million stock option grants were awarded under the DSP.

10. Employee Benefit Plans

Retirement Savings Plan

The Company sponsors 401(k) retirement savings plans that allow eligible U.S. employees to contribute a portion of their compensation, on a pre-tax or after-tax basis, subject to annual limits. The Company may match employee contributions in whole or in part up to specified levels, and the Company may make an additional discretionary contribution at fiscal year-end, based on the Company's performance. The Company contributions are made in cash, and are allocated based on the employee's current investment elections. Expense under the retirement savings plans was $0.5 million, $1.7 million, and $2.1 million for fiscal 2009, 2008 and 2007, respectively. In the second quarter of fiscal 2009 the Company suspended the company match for the domestic 401(k) plan.

Retirement Medical Plan

The Company has a retirement medical plan which covers certain of its employees and provides for medical payments to eligible employees and dependents upon retirement. At the time of the spin-off from Rockwell in fiscal 1999, the Company ceased offering retirement medical coverage to active salaried employees. Effective January 1, 2003, the Company elected to wind-down this plan, and it was phased out as of December 31, 2007. Retirement medical credit, consisting principally of interest accrued on the accumulated retirement medical obligation and the effects of the wind-down of the plan beginning in fiscal 2003, was approximately $0.6 million and $2.0 million in fiscal 2008 and 2007, respectively. The wind-down of the plan was completed in fiscal 2008. No material payments are expected beyond fiscal 2009.

Pension Plans

In connection with a restructuring plan initiated in September 1998, the Company offered a voluntary early retirement program (VERP) to certain salaried employees. Pension benefits under the VERP were paid from a then newly established pension plan (the VERP Plan) of Conexant. Benefits payable under the VERP Plan were equal to the excess of the total early retirement pension benefit over the vested benefit obligation retained by Rockwell under a pension plan sponsored by Rockwell prior to Rockwell's spin-off of the Company. The Company also has certain pension plans covering its non-U.S. employees and retirees.

In May 2008, the Company determined it would terminate its VERP which it had offered to certain salaried employees in association with a restructuring plan initiated in September 1998. The Company settled its liability related to the VERP via the purchase of a non-participating annuity contract. During fiscal 2008, the Company recorded a pension settlement charge of $6.3 million. As a result of the termination, no further contributions or benefit payouts will occur. Net pension expense was a credit of approximately $0.1 million for fiscal 2008 and expense of approximately $0.2 million for fiscal 2007.

11. Gain on Sale of Intellectual Property

In October 2008, the Company sold a portfolio of patents, including patents related to its prior wireless networking technology, to a third party for cash of $14.5 million, net of costs, and recognized a gain of $12.9 million on the transaction. In accordance with the terms of the agreement with the third party, the Company retains a cross-license to this portfolio of patents.

12. Asset Impairments

Fiscal 2009

During fiscal 2009, the Company recorded impairment charges of $10.8 million, consisting primarily of an $8.3 million impairment of a patent license with Freescale Semiconductor, Inc., land and fixed asset impairments of $1.4 million, electronic design automation ("EDA") tool impairments of $0.8 million, intangible asset impairments of $0.3 million. Asset impairments recorded in continuing operations were $5.7 million, asset impairments related to the BMP and BBA business units of $5.1 million were recorded in discontinued operations.

Fiscal 2008

During fiscal 2008, the Company continued its review and assessment of the future prospects of its businesses, products and projects with particular attention given to the BBA business unit. The challenges in the competitive DSL market resulted in the net book value of certain assets within the BBA business unit to be considered not fully recoverable. As a result, the Company recorded impairment charges of $108.8 million related to goodwill, $1.9 million related to intangible assets, $6.5 million related to property, plant and equipment and $3.4 million related to EDA tools. The impairment charges have been included in net loss from discontinued operations.

During fiscal 2008, the Company reevaluated its reporting unit operations with particular attention given to various scenarios for the BMP business. The determination was made that the net book value of certain assets within the BMP business unit were considered not fully recoverable. As a result, the Company recorded impairment charges of $119.6 million related to goodwill, $21.1 million related to EDA tools and technology licenses and

$2.1 million related to property, plant and equipment, respectively. The impairment charges have been included in net loss from discontinued operations.

Fiscal 2007

During fiscal 2007, the Company recorded asset impairment charges of $225.4 million, consisting primarily of goodwill impairment charges of $184.7 million, intangible impairment charges of $30.3 million and property, plant and equipment impairment charges of $6.1 million resulting from declines in the embedded wireless network products coupled with the Company's decision to discontinue further investment in stand-alone wireless networking products. In addition, during fiscal 2007, the Company's loss from discontinued operations includes asset impairment charges of $128.2 million. The fiscal 2007 asset impairment charges included in discontinued operations is comprised of goodwill impairment charges of $124.8 million which resulted from declines in the performance of certain broadband media products in the prior fiscal year.

13. Special Charges

Special charges consist of the following (in thousands):

	Fiscal Year Ended		
	October 2, 2009	October 3, 2008	September 2007
		(In thousands)	
Litigation charges	$ 3,475	$ —	$1,497
Restructuring charges	15,116	11,539	7,227
Voluntary Early Retirement Plan ("VERP") settlement charge	—	6,294	—
Loss on disposal of property	392	961	—
Other special charges	—	(112)	(364)
	$18,983	$18,682	$8,360

Litigation Charges

Litigation charges in fiscal 2009 resulted from the settlement of the class action lawsuit related to the Company's 401(k) savings plan.

Restructuring Charges

The Company has implemented a number of cost reduction initiatives to improve its operating cost structure. The cost reduction initiatives included workforce reductions and the closure or consolidation of certain facilities, among other actions.

As of October 2, 2009, the Company has remaining restructuring accruals of $42.7 million, of which $1.6 million relates to workforce reductions and $41.1 million relates to facility and other costs. Of the $42.7 million of restructuring accruals at October 2, 2009, $9.2 million is included in other current liabilities and $33.5 million is included in other non-current liabilities in the accompanying consolidated balance sheet. The Company expects to pay the amounts accrued for the workforce reductions through fiscal 2010 and expects to pay the obligations for the non-cancelable lease and other commitments over their respective terms, which expire at various dates through fiscal 2021. The facility charges were determined in accordance with the provisions of FASB ASC 420-10 (SFAS No. 146, *"Accounting for Costs Associated with Exit or Disposal Activities"*). As a result, the Company recorded the net present value of the future lease obligations and will accrete the remaining amounts into expense over the remaining terms of the non-cancellable leases.

Fiscal 2009 Restructuring Actions — As part of a workforce reduction implemented during the fiscal year ended October 2, 2009, the Company completed actions that resulted in the elimination of 183 positions worldwide. In relation to these restructuring actions in fiscal 2009, the Company recorded $4.9 million of total charges for the cost of severance benefits for the affected employees, $0.6 million of which were included in discontinued operations related to our BBA business.

Activity and liability balances recorded as part of the fiscal 2009 restructuring actions through October 2, 2009 were as follows (in thousands):

	Workforce Reductions
Charged to costs and expenses	$ 4,893
Cash payments	(3,311)
Restructuring balance, October 2, 2009	$ 1,582

Fiscal 2008 Restructuring Actions — During fiscal 2008, the Company announced its decision to discontinue investments in standalone wireless networking solutions and other product areas. In relation to these announcements, the Company has recorded $6.3 million of total charges for the cost of severance benefits for the affected employees. Additionally, the Company recorded charges of $1.8 million relating to the consolidation of certain facilities under non-cancelable leases which were vacated. As a result of the sale of the BBA business, restructuring expenses of $0.8 million incurred in fiscal 2008, which related to fiscal 2008 restructuring actions, were reclassified to discontinued operations in the consolidated statements of operations.

Restructuring charges in fiscal year ended October 2, 2009 related to the fiscal 2008 restructuring actions included $0.6 million of additional severance charges.

Activity and liability balances recorded as part of the Fiscal 2008 Restructuring Actions through October 2, 2009 were as follows (in thousands):

	Workforce Reductions	Facility and Other	Total
Charged to costs and expenses	$ 6,254	$1,762	$ 8,016
Cash payments	(6,161)	(731)	(6,892)
Restructuring balance, October 3, 2008	93	1,031	1,124
Charged to costs and expenses	580	36	616
Reclassification to other current liabilities and other liabilities	—	(127)	(127)
Cash payments	(673)	(876)	(1,549)
Restructuring balance, October 2, 2009	$ —	$ 64	$ 64

Fiscal 2007 Restructuring Actions — During fiscal 2007, the Company announced several facility closures and workforce reductions. In total, the Company notified approximately 670 employees of their involuntary termination and recorded $9.5 million of total charges for the cost of severance benefits for the affected employees. Additionally, the Company recorded charges of $2.0 million relating to the consolidation of certain facilities under non-cancelable leases which were vacated. The non-cash facility accruals resulted from the reclassification of deferred gains on the previous sale-leaseback of two facilities totaling $8.0 million in fiscal 2008 and $4.9 million in fiscal 2007. As a result of the Company's sale of its BMP business unit in fiscal 2008, $2.9 million and $2.2 million incurred in fiscal 2008 and 2007, respectively, related to the fiscal 2007 restructuring actions and were reclassified to discontinued operations in the condensed consolidated statements of operations. The domestic economic downturn experienced during the fiscal year ended October 2, 2009 resulted in declines in real estate lease rates and adversely impacted the Company's ability to secure sub tenants for a facility located in San Diego. These declines resulted in a decrease in estimated future projected sub lease rental income causing a $14.3 million additional restructuring charge for the facility. The remaining additional facility restructuring charge of $1.8 million is due to accretion of lease liability. The majority of the facility supported the operations of the BMP business sold in August 2008. The additional restructuring charge of $16.1 million was allocated between the BMP business and continuing operations based upon the historical use of the facility. Of the $16.1 million restructuring charge, $10.8 million was included in discontinued operations and $5.3 million was charged to operating expenses.

As a result of the sale of the BBA business, restructuring expenses of $2.7 million, incurred in fiscal 2007, which related to fiscal 2007 restructuring actions, were reclassed to discontinued operations in the consolidated statements of operations.

Activity and liability balances recorded as part of the Fiscal 2007 Restructuring Actions through October 2, 2009 were as follows (in thousands):

	Workforce Reductions	Facility and Other	Total
Charged to costs and expenses	$ 9,477	$ 2,040	$11,517
Non-cash items	—	4,868	4,868
Cash payments	(5,841)	(268)	(6,109)
Restructuring balance, September 28, 2007	3,636	6,640	10,276
Charged to costs and expenses	11	6,312	6,323
Non-cash items	—	8,039	8,039
Cash payments	(3,631)	(4,309)	(7,940)
Restructuring balance, October 3, 2008	16	16,682	16,698
Charged to costs and expenses	(1)	16,130	16,129
Cash payments	(15)	(5,579)	(5,594)
Restructuring balance, October 2, 2009	$ —	$27,233	$27,233

Fiscal 2006 and 2005 Restructuring Actions — During fiscal years 2006 and 2005, the Company announced operating site closures and workforce reductions. In total, the Company notified approximately 385 employees of their involuntary termination. During fiscal 2006 and 2005, the Company recorded total charges of $24.1 million based on the estimates of the cost of severance benefits for the affected employees and the estimated relocation benefits for those employees who were offered and accepted relocation assistance. Additionally, the Company recorded charges of $21.3 million relating to the consolidation of certain facilities under non-cancelable leases that were vacated. Restructuring charges in the fiscal year ended October 2, 2009 related to the fiscal 2006 and 2005 restructuring actions included $4.2 million due to a decrease in estimated future rental income from sub-tenants resulting from declines in sub lease activity and $0.8 million due to accretion of lease liability.

Activity and liability balances recorded as part of the Fiscal 2006 and 2005 Restructuring Actions through October 2, 2009 were as follows (in thousands):

	Workforce Reductions	Facility and Other	Total
Restructuring balance, October 1, 2005	$ 3,609	$25,220	$ 28,829
Charged to costs and expenses	1,852	1,407	3,259
Reclassification from accrued compensation and benefits and other	1,844	55	1,899
Cash payments	(5,893)	(8,031)	(13,924)
Restructuring balance, September 29, 2006	1,412	18,651	20,063
Reclassification to other current liabilities and other liabilities	—	(2,687)	(2,687)
Charged to costs and expenses	55	559	614
Cash payments	(1,336)	(4,007)	(5,343)
Restructuring balance, September 28, 2007	131	12,516	12,647
Reclassification from other current liabilities and other liabilities	—	3,359	3,359
Charged to costs and expenses	(130)	285	155
Cash payments	(1)	(5,123)	(5,124)
Restructuring balance, October 3, 2008	—	11,037	11,037
Charged to costs and expenses	—	4,989	4,989
Cash payments	—	(2,175)	(2,175)
Restructuring balance, October 2, 2009	$ —	$13,851	$ 13,851

14. Other (Income) Expense, Net

Other (income) expense, net consists of the following (in thousands):

	Fiscal Year Ended		
	2009	2008	2007
Investment and interest income	$(1,747)	$ (7,237)	$(13,833)
(Increase) decrease in the fair value of derivative instruments	(4,508)	14,974	952
Impairment of equity securities	2,770	—	—
Loss on rental property	—	1,435	—
Loss on swap termination	1,087	—	—
Realized gains on sales of equity securities	(1,856)	(896)	(17,016)
Other	(771)	947	(6,608)
Other (income) expense, net	$(5,025)	$ 9,223	$(36,505)

Other income, net for fiscal 2009 was primarily comprised of $4.5 million increase in the fair value of the Company's warrant to purchase 6.1 million shares of Mindspeed common stock, $1.9 million gains on sales of equity securities, $1.7 million of investment and interest income on invested cash balances offset by $2.8 million of impairments on equity securities and a $1.1 million realized loss on the termination of interest rate swaps.

Other expense, net for fiscal 2008 was primarily comprised of $7.2 million of investment and interest income on invested cash balances, a $15.0 million decrease in the fair value of the Company's warrant to purchase 6.1 million shares of Mindspeed common stock, and $1.4 million of expense related to a rental property.

Other income, net for fiscal 2007 was primarily comprised of $13.8 million of investment and interest income on invested cash balances, $17.0 million of gains on sales of equity securities, including primarily the gain of $16.3 million on the sale of our Skyworks shares and investment credits realized on asset disposals.

15. Related Party Transactions

Mindspeed Technologies, Inc.

As of October 2, 2009 the Company holds a warrant to purchase 6.1 million shares of Mindspeed common stock at an exercise price of $16.74 per share exercisable through June 2013. In addition, two members of the Company's Board of Directors also serve on the Board of Mindspeed. No significant amounts were due to or receivable from Mindspeed at October 2, 2009.

Lease Agreement — The Company subleases an office building to Mindspeed. Under the sublease agreement, Mindspeed pays amounts for rental expense and operating expenses, which include utilities, common area maintenance, and security services. The Company recorded income related to the Mindspeed sublease agreement of $1.8 million in fiscal 2009, $2.6 million in fiscal 2008 and $2.5 million in fiscal 2007. Additionally, Mindspeed made payments directly to the Company's landlord totaling $3.4 million, $4.0 million and $4.1 million in fiscal 2009, 2008 and 2007, respectively.

Skyworks Solutions, Inc. (Skyworks)

One member of the Company's Board of Directors also serves on the Board of Skyworks. No significant amounts were due to or receivable from Skyworks at October 2, 2009.

Inventory Purchases — During fiscal 2009, 2008 and 2007, the Company purchased inventory from Skyworks totaling $0.5 million, $4.8 million and $1.2 million, respectively.

16. Segment Information

Geographic Regions:

Net revenues by geographic regions, based upon the country of destination, were as follows (in thousands):

	Fiscal Year Ended		
	2009	2008	2007
United States	$ 5,983	$ 9,139	$ 12,515
Other Americas	3,101	9,761	10,375
Total Americas	9,084	18,900	22,890
China	132,827	213,847	214,265
Asia-Pacific	63,709	91,988	114,618
Total Asia-Pacific	196,536	305,835	328,883
Europe, Middle East and Africa	2,807	6,769	8,930
	$208,427	$331,504	$360,703

The Company believes a portion of the products sold to original equipment manufacturers (OEMs) and third-party manufacturing service providers in the Asia-Pacific region are ultimately shipped to end-markets in the Americas and Europe. For fiscal 2009, 2008 and 2007, there was one distribution customer that accounted for 23%, 23% and 23% of net revenues, respectively. Sales to the Company's twenty largest customers represented approximately 87%, 83% and 85% of net revenues for fiscal 2009, 2008 and 2007, respectively.

Long-lived assets consist of property, plant and equipment and certain other long-term assets. Long-lived assets by geographic area were as follows (in thousands):

	October 2, 2009	October 3, 2008
United States	$26,064	$49,240
India	1,971	2,627
Other Asia-Pacific	2,919	4,209
Europe, Middle East and Africa	18	34
	$30,972	$56,110

17. Quarterly Results of Operations (Unaudited)

	Fiscal Quarter Ended			
Fiscal 2009	Oct. 2, 2009	Jul. 3, 2009	Apr. 3, 2009	Jan. 2, 2009
Net revenues	$56,155	$50,844	$ 43,965	$ 57,463
Gross margin	33,890	30,311	25,035	32,517
Net loss from continuing operations	(7,747)	(831)	(12,618)	(5,716)
Gain on sale of discontinued operations	39,170	—	—	—
Net (loss) income from discontinued operations	(7,967)	3,557	(1,138)	(11,973)
Net income (loss)	23,456	2,726	(13,756)	(17,689)
Net loss per share from continuing operations, basic and fully diluted	(0.15)	(0.02)	(0.26)	(0.12)
Net gain per share from sale of discontinued operations, basic and fully diluted	0.78	—	—	—
Net (loss) income per share from discontinued operations, basic and fully diluted	(0.16)	0.07	(0.02)	(0.24)
Net income (loss) per share, basic and fully diluted	0.47	0.05	(0.28)	(0.36)

	Fiscal Quarter Ended			
Fiscal 2008	Oct. 3, 2008	Jun. 27, 2008	Mar. 28, 2008	Dec. 28, 2007
Net revenues	$81,115	$ 73,902	$ 76,238	$100,249
Gross margin	46,954	41,593	44,059	61,647
Net (loss) income from continuing operations	(1,457)	(3,500)	(2,467)	7,650
Gain on sale of discontinued operations	6,268	—	—	—
Net loss from discontinued operations	(3,894)	(146,371)	(139,537)	(16,868)
Net income (loss)	917	(149,871)	(142,004)	(9,218)
Net (loss) income per share from continuing operations, basic and fully diluted	(0.03)	(0.07)	(0.05)	0.16
Net gain per share from sale of discontinued operations, basic and fully diluted	0.13	—	—	—
Net loss per share from discontinued operations, basic and fully diluted	(0.08)	(2.96)	(2.83)	(0.34)
Net income (loss) per share, basic and fully diluted	0.02	(3.03)	(2.88)	(0.19)

18. Supplemental Guarantor Financial Information

In November 2006, the Company issued $275.0 million of floating rate senior secured notes due November 2010, of which $61.4 million was outstanding as of October 2, 2009. The floating rate senior secured notes rank equally in right of payment with all of the Company's (the Parent's) existing and future senior debt and senior to all of its existing and future subordinated debt. The notes are also jointly, severally and unconditionally guaranteed, on a senior basis, by three of the Parent's wholly owned U.S. subsidiaries: Conexant, Inc., Brooktree Broadband Holding, Inc., and Ficon Technology, Inc. (collectively, the Subsidiary Guarantors). The guarantees rank equally in right of payment with all of the Subsidiary Guarantors' existing and future senior debt and senior to all of the Subsidiary Guarantors' existing and future subordinated debt.

The notes and guarantees (and certain hedging obligations that may be entered into with respect thereto) are secured by first-priority liens, subject to permitted liens, on substantially all of the Parent's and the Subsidiary Guarantors' assets (other than accounts receivable and proceeds therefrom and subject to certain exceptions), including, but not limited to, the intellectual property, owned real property, plant and equipment now owned or hereafter acquired by the Parent and the Subsidiary Guarantors.

In lieu of providing separate financial statements for the Subsidiary Guarantors, the Company has included the accompanying condensed consolidating financial statements. These condensed consolidating financial statements are presented on the equity method of accounting. Under this method, the Parent's and Subsidiary Guarantors' investments in their subsidiaries are recorded at cost and adjusted for their share of the subsidiaries' cumulative results of operations, capital contributions and distributions and other equity changes. The financial information of the three Subsidiary Guarantors has been combined in the condensed consolidating financial statements.

The following guarantor financial information has been adjusted to reflect the Company's discontinued operations.

The following tables present the Company's condensed consolidating balance sheets as of October 2, 2009 and October 3, 2008 (in thousands):

	October 2, 2009				
	Parent	**Guarantors**	**Non-Guarantors**	**Eliminations**	**Consolidated**
Current assets:					
Cash and cash equivalents	$ 98,120	$ —	$27,265	$ —	$ 125,385
Restricted cash	—	—	8,500	—	8,500
Receivables, net	—	169,158	32,060	(171,108)	30,110
Inventories	9,216	—	—	—	9,216
Other current assets	21,114	—	5,034	—	26,148
Total current assets	128,450	169,158	72,859	(171,108)	199,359
Property and equipment, net	10,865	—	4,434	—	15,299
Goodwill	17,910	88,901	3,097	—	109,908
Other assets	24,895	—	1,389	—	26,284
Investments in subsidiaries	275,273	25,093	—	(300,366)	—
Total assets	$ 457,393	$283,152	$81,779	$(471,474)	$ 350,850
Current liabilities:					
Current portion of long-term debt	$ 61,400	$ —	$ —	$ —	$ 61,400
Short-term debt	—	—	28,653	—	28,653
Accounts payable	167,991	—	27,670	(171,108)	24,553
Accrued compensation and benefits	5,620	—	3,108	—	8,728
Other current liabilities	30,628	932	2,418	—	33,978
Total current liabilities	265,639	932	61,849	(171,108)	157,312
Long-term debt	250,000	—	—	—	250,000
Other liabilities	60,305	—	1,784	—	62,089
Total liabilities	575,944	932	63,633	(171,108)	469,401
Shareholders' (deficit) equity	(118,551)	282,220	18,146	(300,366)	(118,551)
Total liabilities and equity (deficit)	$ 457,393	$283,152	$81,779	$(471,474)	$ 350,850

	October 3, 2008				
	Parent	Guarantors	Non-Guarantors	Eliminations	Consolidated
Current assets:					
Cash and cash equivalents	$ 69,738	$ —	$ 36,145	$ —	$ 105,883
Restricted cash	18,000	—	8,800	—	26,800
Receivables	—	169,158	57,584	(177,745)	48,997
Inventories	19,372	—	—	—	19,372
Other current assets	32,998	3	4,937	—	37,938
Current assets held for sale	25,248	—	4,482	—	29,730
Total current assets	165,356	169,161	111,948	(177,745)	268,720
Property and equipment, net	11,292	—	6,118	—	17,410
Goodwill	17,911	89,404	3,097	—	110,412
Intangible assets, net	4,167	5,992	452	—	10,611
Other assets	36,753	—	2,497	—	39,250
Investments in subsidiaries	291,511	26,694	—	(318,205)	—
Total assets	$ 526,990	$291,251	$124,112	$(495,950)	$ 446,403
Current liabilities:					
Current portion of long-term debt	$ 17,707	$ —	$ —	$ —	$ 17,707
Short-term debt	—	—	40,117	—	40,117
Accounts payable	164,057	—	48,582	(177,745)	34,894
Accrued compensation and benefits	10,841	—	2,360	—	13,201
Other current liabilities	39,592	932	2,665	—	43,189
Current liabilities to be assumed	3,135	—	860	—	3,995
Total current liabilities	235,332	932	94,584	(177,745)	153,103
Long-term debt	373,693	—	—	—	373,693
Other liabilities	54,699	—	1,642	—	56,341
Total liabilities	663,724	932	96,226	(177,745)	583,137
Shareholders' (deficit) equity	(136,734)	290,319	27,886	(318,205)	(136,734)
Total liabilities and equity (deficit)	$ 526,990	$291,251	$124,112	$(495,950)	$ 446,403

The following tables present the Company's condensed consolidating statements of operations for the fiscal years ended October 2, 2009, October 3, 2008 and September 28, 2007 (in thousands):

	Fiscal Year Ended October 2, 2009				
	Parent	Guarantors	Non-Guarantors	Eliminations	Consolidated
Net revenues	$183,456	$ 2,784	$ 22,187	$ —	$208,427
Cost of goods sold	67,296	—	19,378	—	86,674
Gross margin	116,160	2,784	2,809	—	121,753
Operating expenses:					
Research and development	51,351	—	—	—	51,351
Selling, general and administrative	59,031	—	3,709	—	62,740
Amortization of intangible assets	2,976	—	—	—	2,976
Gain on sale of intellectual property	(12,858)	—	—	—	(12,858)
Asset impairments	4,492	—	1,180	—	5,672
Special charges	16,872	—	2,111	—	18,983
Total operating expenses	121,864	—	7,000	—	128,864
Operating income (loss)	(5,704)	2,784	(4,191)	—	(7,111)
Equity (loss) in income of subsidiaries	2,300	1,449	—	(3,749)	—
Interest expense	19,338	—	1,810	—	21,148
Other (income) expense, net	6,384	—	(11,409)	—	(5,025)
(Loss) income from continuing operations before income taxes and loss on equity method investments	(29,126)	4,233	5,408	(3,749)	(23,234)
Provision for income taxes	(689)	—	1,560	—	871
(Loss) income from continuing operations before loss on equity method investments	(28,437)	4,233	3,848	(3,749)	(24,105)
Loss on equity method investments	(2,807)	—	—	—	(2,807)
(Loss) income from continuing operations	(31,244)	4,233	3,848	(3,749)	(26,912)
Gain on sale of discontinued operations	39,045	—	125	—	39,170
(Loss) income from discontinued operations	(13,064)	(4,302)	(155)	—	(17,521)
Net income (loss)	$ (5,263)	$ (69)	$ 3,818	$(3,749)	$ (5,263)

	Fiscal Year Ended October 3, 2008				
	Parent	Guarantors	Non-Guarantors	Eliminations	Consolidated
Net revenues	$ 298,265	$ 8,180	$ 25,059	$ —	$ 331,504
Cost of goods sold	117,226	—	20,025	—	137,251
Gross margin	181,039	8,180	5,034	—	194,253
Operating expenses:					
Research and development	58,439	—	—	—	58,439
Selling, general and administrative	70,344	—	7,561	—	77,905
Amortization of intangible assets	2,885	—	767	—	3,652
Asset impairments	255	—	22	—	277
Special charges	14,784	—	3,898	—	18,682
Total operating expenses	146,707	—	12,248	—	158,955
Operating (loss) income	34,332	8,180	(7,214)	—	35,298
(Loss) equity in income of subsidiaries	(201,224)	7,493	—	193,731	—
Interest expense	23,311	—	4,493	—	27,804
Other expense (income), net	34,789	—	(25,566)	—	9,223
(Loss) income from continuting operations before income taxes and gain on equity method investments	(224,992)	15,673	13,859	193,731	(1,729)
Provision for income taxes	(1,007)	—	1,856	—	849
(Loss) income from continuting operations before gain on equity method investments	(223,985)	15,673	12,003	193,731	(2,578)
Gain on equity method investments	2,804	—	—	—	2,804
(Loss) income from continuing operations	(221,181)	15,673	12,003	193,731	226
Gain on sale of discontinued operations	1,777	1,609	2,882	—	6,268
(Loss) income from discontinued operations	(80,772)	(226,923)	1,025	—	(306,670)
Net (loss) income	$(300,176)	$(209,641)	$ 15,910	$193,731	$(300,176)

	Fiscal Year Ended September 28 2007				
	Parent	Guarantors	Non-Guarantors	Eliminations	Consolidated
Net revenues	$ 298,906	$ 6,549	$ 55,248	$ —	$ 360,703
Cost of goods sold	117,897	—	44,075	—	161,972
Gross margin	181,009	6,549	11,173	—	198,731
Operating expenses:					
Research and development	89,694	—	2,191	—	91,885
Selling, general and administrative	67,972	3	12,918	—	80,893
Amortization of intangible assets	8,569	—	986	—	9,555
Asset impairments	10,252	214,972	156	—	225,380
Special charges	4,864	—	3,496	—	8,360
Total operating expenses	181,351	214,975	19,747	—	416,073
Operating loss	(342)	(208,426)	(8,574)	—	(217,342)
(Loss) equity in income of subsidiaries	(331,771)	799	—	330,972	—
Interest expense	30,363	—	6,590	—	36,953
Other expense (income), net	706	8	(37,219)	—	(36,505)
(Loss) income from continuing operations before income taxes and loss on equity method investments	(363,182)	(207,635)	22,055	330,972	(217,790)
Provision for income taxes	(1,559)	—	2,357	—	798
(Loss) income from continuing operations before loss on equity method investments	(361,623)	(207,635)	19,698	330,972	(218,588)
Loss on equity method investments	51,182	—	—	—	51,182
(Loss) income from continuing operations	(310,441)	(207,635)	19,698	330,972	(167,406)
Loss from discontinued operations	(92,021)	(143,035)	—	—	(235,056)
Net (loss) income	$(402,462)	$(350,670)	$ 19,698	$330,972	$(402,462)

The following tables present the Company's condensed consolidating statements of cash flows for the fiscal years ended October 2, 2009, October 3, 2008 and September 28, 2007 (in thousands):

	Year Ended October 2, 2009				
	Parent	Guarantors	Non-Guarantors	Eliminations	Consolidated
Net cash (used in) provided by operating activities	$(14,805)	$ 9,619	$ (12,624)	$ 26,286	$ 8,476
Cash flows from investing activities:					
Proceeds from sales of equity securities	2,310	—	—	—	2,310
Purchases of property, plant and equipment	(333)	—	(353)	—	(686)
Sales of property, plant and equipment	110	—	24	—	134
Proceeds from sale of intellectual property, net	14,548	—	—	—	14,548
Payments for acquisitions	(4,207)	—	—	—	(4,207)
Purchases of accounts receivable	—	—	(239,820)	239,820	—
Proceeds from collection of purchased accounts receivable	—	—	266,106	(266,106)	—
Release of restricted cash	18,000	—	300	—	18,300
Proceeds from resolution of pre-acquisition contingencies	10,446	—	—	—	10,446
Net proceeds from sale of business	44,522	—	37	—	44,559
Net cash provided by (used in) investing activities	85,396	—	26,294	(26,286)	85,404
Cash flows from financing activities:					
Repayment of short-term debt, net of expenses	—	—	(12,365)	—	(12,365)
Repurchases and retirements of long-term debt	(80,000)	—	—	—	(80,000)
Proceeds from issuance of company stock	18,436	—	—	—	18,436
Proceeds from issuance of common stock under employee stock plans	28	—	—	—	28
Employee income tax paid related to vesting of restricted stock units	(258)	—	—	—	(258)
Intercompany, net	19,804	(9,619)	(10,185)	—	—
Interest rate swap security deposit	2,517	—	—	—	2,517
Payment for swap termination	(2,815)	—	—	—	(2,815)
Repayment of shareholder note receivable	79	—	—	—	79
Net cash provided by (used in) financing activities	(42,209)	(9,619)	(22,550)	—	(74,378)
Net increase (decrease) in cash and cash equivalents	28,382	—	(8,880)	—	19,502
Cash and cash equivalents at beginning of period	69,738	—	36,145	—	105,883
Cash and cash equivalents at end of period	$ 98,120	$ —	$ 27,265	$ —	$125,385

	Year Months Ended October 3, 2008				
	Parent	Guarantors	Non-Guarantors	Eliminations	Consolidated
Net cash (used in) provided by operating activities	$ (65,165)	$(2,922)	$ 39,185	$ 10,552	$ (18,350)
Cash flows from investing activities:					
Proceeds from sale of business	82,035	—	13,332	—	95,367
Proceeds from sale of property, plant and equipment	574	—	8,375	—	8,949
Purchases of property, plant and equipment	(3,601)	—	(2,357)	—	(5,958)
Payments for acquisitions, net of cash acquired	(16,088)	—	—	—	(16,088)
Purchases of equity securities	(755)	—	—	—	(755)
Restricted cash	(18,000)	—	—	—	(18,000)
Purchases of accounts receivable	—	—	(520,643)	520,643	—
Collections of accounts receivable	—	—	531,195	(531,195)	—
Net cash (used in) provided by investing activities	44,165	—	29,902	(10,552)	63,515
Cash flows from financing activities:					
Repayment of short-term debt, net of expenses	—	—	(39,883)	—	(39,883)
Repurchases and retirements of long-term debt	(133,600)	—	—	—	(133,600)
Proceeds from issuance of common stock	1,088	—	—	—	1,088
Repayment of shareholder notes receivables	25	—	—	—	25
Interest rate swap security deposit	(2,517)	—	—	—	(2,517)
Intercompany balances, net	26,479	2,922	(29,401)	—	—
Net cash used in financing activities	(108,525)	2,922	(69,284)	—	(174,887)
Net (decrease) increase in cash and cash equivalents	(129,525)	—	(197)	—	(129,722)
Cash and cash equivalents at beginning of period	199,263	—	36,342	—	235,605
Cash and cash equivalents at end of period	$ 69,738	$ —	$ 36,145	$ —	$ 105,883

	Year Months Ended September 28, 2007				
	Parent	Guarantors	Non-Guarantors	Eliminations	Consolidated
Net cash (used in) provided by operating activities	$(185,293)	$ 84,155	$ 109,973	$ (20,686)	$ (11,851)
Cash flows from investing activities:					
Proceeds from sale of equity securities and other assets	168,186	—	—	—	168,186
Proceeds from sales and maturities of marketable debt securities	100,573	—	—	—	100,573
Purchases of marketable securities	(27,029)	—		—	(27,029)
Purchases of property, plant and equipment	(15,970)	—	(14,352)	—	(30,322)
Payments for acquisitions, net of cash acquired	(5,029)	—	—	—	(5,029)
Purchases of equity securities	(1,200)	—	—	—	(1,200)
Purchases of accounts receivable	—	—	(606,122)	606,122	—
Collections of accounts receivable	—	—	601,131	(601,131)	—
Net cash (used in) provided by investing activities	219,531	—	(19,343)	4,991	205,179
Cash flows from financing activities:					
Repayment of short-term debt, net of expenses	—	—	(1,198)	—	(1,198)
Proceeds from long-term debt, net	264,760	—	—	—	264,760
Repurchases and retirements of long term debt	(456,500)	—	—	—	(456,500)
Proceeds from issuance of common stock	9,568	—	—	—	9,568
Repayment of shareholder notes receivables	21	—	—	—	21
Dividends paid	—	—	(15,695)	15,695	—
Intercompany balances, net	171,778	(84,155)	(87,623)	—	—
Net cash used in financing activities	(10,373)	(84,155)	(104,516)	15,695	(183,349)
Net (decrease) increase in cash and cash equivalents	23,865	—	(13,886)	—	9,979
Cash and cash equivalents at beginning of period	175,398	—	50,228	—	225,626
Cash and cash equivalents at end of period	$ 199,263	$ —	$ 36,342	$ —	$ 235,605

19. Subsequent events

The Company has evaluated events subsequent to October 2, 2009 to assess the need for potential recognition or disclosure in this Report. Such events were evaluated through November 25, 2009, the date these financial statements were issued. Based upon this evaluation, it was determined that no subsequent events occurred that require recognition in the financial statements and that the following items represent events that merits disclosure herein:

On October 14, 2009, the Company's underwriter exercised its over-allotment option to purchase an additional 1,050,000 shares of the company's common stock, at a price of $2.85 per share. Net proceeds to the Company, after expenses were approximately $2.6 million.

On November 18, 2009, pursuant to Article 5 of the indenture dated as of November 13, 2006 between Conexant Systems, Inc. (the "Company") and The Bank of New York Trust Company, N.A. (to the interests of which as indenture trustee The Bank of New York Mellon Trust Company, N. A. has succeeded) relating to the Company's Floating Rate Senior Secured Notes due 2010 (the "Notes"), the Company issued a redemption notice announcing that it will redeem all of the outstanding Notes on December 18, 2009. The Notes are scheduled to mature on November 13, 2010. An aggregate principal amount of $61.4 million of the Notes are outstanding. The redemption price will be equal to 101% of the principal amount of the Notes plus accrued and unpaid interest to the redemption date.

Between November 6, 2009 and November 25, 2009 the Company entered into exchange agreements (the "Exchanges") with certain holders (the "Holders") of its outstanding 4% Convertible Subordinated Notes due 2026 (the "Notes") to issue an aggregate of 3.1 million shares of the Company's common stock (the "Shares"), par value $0.01 per share, in exchange for $7.9 million aggregate principal amount of the Notes. The Company is also paying the Holders accrued and unpaid interest in cash on the Notes exchanged. The holders of the Notes may require the Company to repurchase, for cash, all or part of their Notes on March 1, 2011 at a price of 100% of the principal amount, plus any accrued and unpaid interest. The Shares were issued in transactions that were not registered under the Securities Act of 1933, as amended (the "Act"), in reliance upon an exemption from registration provided under Section 3(a)(9) of the Act. The Exchanges qualified for the 3(a)(9) exemption because the Shares and the Notes were both issued by the Company, the Shares were issued exclusively in exchanges with the Company's existing security holders, the exchanges were not solicited and no commission or other remuneration was paid or given directly or indirectly for soliciting the Exchanges.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Conexant Systems, Inc.
Newport Beach, California

We have audited the accompanying consolidated balance sheets of Conexant Systems, Inc. and subsidiaries (the "Company") as of October 2, 2009 and October 3, 2008, and the related consolidated statements of operations, cash flows and shareholders' equity (deficit) and comprehensive loss for each of the three years in the period ended October 2, 2009. Our audits also included the financial statement schedule listed in Item 15. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Conexant Systems, Inc. and subsidiaries as of October 2, 2009 and October 3, 2008, and the results of their operations and their cash flows for each of the three years in the period ended October 2, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of October 2, 2009, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 25, 2009 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

Costa Mesa, California
November 25, 2009

Item 9. ***Changes in and Disagreements With Accountants on Accounting and Financial Disclosure***

Not applicable.

Item 9A. ***Controls and Procedures***

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as of the end of the period covered by this report. Based on this evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures were effective as of October 2, 2009.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of the end of the period covered by this report based on the framework set forth in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework set forth in *Internal Control — Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of October 2, 2009.

The effectiveness of the Company's internal control over financial reporting as of October 2, 2009 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, and Deloitte & Touche LLP has issued a report on the Company's internal control over financial reporting, which follows below.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the fourth quarter of fiscal 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. ***Other Information***

Not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Conexant Systems, Inc.
Newport Beach, California

We have audited the internal control over financial reporting of Conexant Systems, Inc. and subsidiaries (the "Company") as of October 2, 2009, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of October 2, 2009, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended October 2, 2009 of the Company and our report dated November 25, 2009 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule.

/s/ DELOITTE & TOUCHE LLP

Costa Mesa, California
November 25, 2009

PART III

Certain information required by Part III is omitted from this Annual Report because the Company will file its definitive Proxy Statement for the Annual Meeting of Stockholders to be held on February 18, 2010 pursuant to Regulation 14A of the Exchange Act (the "Proxy Statement") not later than 120 days after the end of the fiscal year covered by this Annual Report, and certain information included in the Proxy Statement is incorporated herein by reference.

Item 10. *Directors, Executive Officers and Corporate Governance*

(a) *Executive Officers* — The information required by this Item is incorporated herein by reference to the section entitled "Executive Officers" in the Proxy Statement.

(b) *Directors* — The information required by this Item is incorporated herein by reference to the section entitled "Election of Directors" in the Proxy Statement.

(c) *Audit Committee and Audit Committee Financial Expert* — Certain information required by this Item is incorporated herein by reference to the section entitled "Report of the Audit Committee" in the Proxy Statement. The board of directors has determined that William E. Bendush, Chairman of the Audit Committee, is an "audit committee financial expert" and "independent" as defined under applicable SEC and NASDAQ rules. The board's affirmative determination was based, among other things, upon his extensive experience as Chief Financial Officer of Applied Micro Circuits Corporation and his service at Silicon Systems.

(d) We adopted our "Standards of Business Conduct," a code of ethics that applies to all employees, including our executive officers. A copy of the Standards of Business Conduct is posted on our Internet site at www.conexant.com. In the event that we make any amendment to, or grant any waivers of, a provision of the Standards of Business Conduct that applies to the principal executive officer, principal financial officer, or principal accounting officer that requires disclosure under applicable SEC rules, we intend to disclose such amendment or waiver and the reasons therefore on our Internet site.

(e) *Section 16(a) Beneficial Ownership Reporting Compliance* — The information required by this Item is incorporated herein by reference to the section entitled "Other Matters — Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement.

Item 11. *Executive Compensation*

The information required by this Item is incorporated herein by reference to the sections entitled "Report of the Compensation and Management Development Committee," "Compensation Discussion and Analysis," "Executive Compensation" and "Directors' Compensation" in the Proxy Statement.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this Item is incorporated herein by reference to the sections entitled "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" in the Proxy Statement.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by this Item is incorporated herein by reference to the sections entitled "Certain Relationships and Related Person Transactions" and "Board Committees and Meetings" in the Proxy Statement.

Item 14. *Principal Accountant Fees and Services*

The information required by this Item is incorporated herein by reference to the section entitled "Ratification of Selection of Independent Auditors — Principal Accounting Fees and Services" in the Proxy Statement.

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

(a)(1) *Financial Statements*

The following consolidated financial statements of the Company for the fiscal year ended October 2, 2009 are included herewith:

All other schedules have been omitted since the required information is not present in amounts sufficient to require submission of the schedule, or because the required information is included in the consolidated financial statements or notes thereto.

(3) *Exhibits*

Exhibits	Description
2.1	Asset Purchase Agreement, dated as of April 21, 2009, by and between Conexant Systems, Inc. and Ikanos Communications, Inc. (incorporated by reference to Exhibit 2.1 of the Company's Current Report on Form 8-K filed on April 24, 2009)
2.2	Asset Purchase Agreement, dated April 29, 2008, by and between the Company and NXP B.V. (incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 27, 2008)
2.3	Agreement and Plan of Merger, dated as of September 26, 2006, by and among Acquicor Technology Inc., Joy Acquisition Corp., Jazz Semiconductor, Inc. and T.C. Group, L.L.C., as the stockholders' representative (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on October 2, 2006)
3.1	Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.A.1 of the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2004)
3.1.1	Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 27, 2008)
3.2	Amended By-Laws of the Company (incorporated by reference to Exhibit 99.1 of the Company's Current Report on Form 8-K filed on July 16, 2009)
4.1	Indenture, dated as of March 7, 2006, by and between the Company and The Bank of New York Trust Company, N.A., as successor to J.P. Morgan Trust Company, National Association, as trustee, including the form of the Company's 4% Convertible Subordinated Notes due March 1, 2026 attached as Exhibit A thereto (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K filed on March 8, 2006)
4.1.1	Registration Rights Agreement, dated as of March 7, 2006, by and between the Company and Lehman Brothers, Inc. (incorporated by reference to Exhibit 4.3 of the Company's Current Report on Form 8-K filed on March 8, 2006)
4.2	Indenture, dated as of November 13, 2006, by and among the Company, the subsidiary guarantors party thereto, and The Bank of New York Trust Company, N.A., as trustee, including the form of the Company's Floating Rate Senior Secured Note due 2010 attached as Exhibit A thereto (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K filed on November 16, 2006)

Exhibits	Description
4.2.1	Registration Rights Agreement, dated as of November 13, 2006, by and among the Company, the subsidiary guarantors party thereto, and The Bank of New York Trust Company, N.A. (as successor to J.P. Morgan Trust Company N.A.) (incorporated by reference to Exhibit 4.3 of the Company's Current Report on Form 8-K filed on November 16, 2006)
*10.1	Conexant Systems, Inc. 1999 Long-Term Incentives Plan, as amended (incorporated by reference to Exhibit 4.7 of the Company's Registration Statement on Form S-8 filed on May 26, 2000 (File No. 333-37918))
*10.1.1	Form of Stock Option Agreement under the Conexant Systems, Inc. 1999 Long-Term Incentives Plan (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999)
*10.1.2	Form of Restricted Stock Agreement (Performance Vesting) under the Conexant Systems, Inc. 1999 Long-Term Incentives Plan (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999)
*10.1.3	Form of Restricted Stock Agreement (Time Vesting) under the Conexant Systems, Inc. 1999 Long-Term Incentives Plan (incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999)
*10.1.4	Copy of resolutions of the Board of Directors of the Company, adopted August 13, 1999 amending, among other things, the 1999 Long-Term Incentives Plan (incorporated by reference to Exhibit 10-e-1 of the Company's Annual Report on Form 10-K for the year ended September 30, 1999)
*10.2	Memorandum of Adjustments to Outstanding Options Under the Conexant Stock Plans approved and adopted by the Board of Directors of the Company on May 9, 2002, as amended June 13, 2002, in connection with the Skyworks transaction (incorporated by reference to Exhibit 10-b-9 of the Company's Annual Report on Form 10-K for the year ended September 30, 2002)
*10.2.1	Memorandum of Proposed Amendments to the Conexant Systems, Inc. Stock Option Plans adopted by the Board of Directors of the Company on June 13, 2002 in connection with the Skyworks transaction (incorporated by reference to Exhibit 10-b-10 of the Company's Annual Report on Form 10-K for the year ended September 30, 2002)
*10.3	Memorandum of Adjustments to Outstanding Options Under the Conexant Stock Plans approved and adopted by the Board of Directors of the Company on June 5, 2003 in connection with the Mindspeed spin-off (incorporated by reference to Exhibit 10-b-11 of the Company's Annual Report on Form 10-K for the year ended September 30, 2003)
*10.3.1	Memorandum of Proposed Amendments to the Conexant Systems, Inc. Stock Option Plans adopted by the Board of Directors of the Company on June 5, 2003 in connection with the Mindspeed spin-off (incorporated by reference to Exhibit 10-b-12 of the Company's Annual Report on Form 10-K for the year ended September 30, 2003)
*10.4	Amended and Restated Conexant Systems, Inc. Retirement Savings Plan (incorporated by reference to Exhibit 4.5 of the Company's Registration Statement on Form S-8 filed on December 21, 2006 (File No. 333-139547))
*10.5	Conexant Systems, Inc. Directors Stock Plan, as amended (incorporated by reference to Exhibit 10-e-1 of the Company's Annual Report on Form 10-K for the year ended September 28, 2007)
*10.6	Conexant Systems, Inc. 2000 Non-Qualified Stock Plan, as amended (incorporated by reference to Exhibit (D)(2) of Amendment No. 2 to Schedule TO filed on December 1, 2004)
*10.6.1	Resolutions adopted by the Board of Directors of the Company on February 25, 2004 with respect to the use of shares available under certain GlobespanVirata, Inc. stock plans for future grants under the Conexant Systems, Inc. 2000 Non-Qualified Stock Plan (incorporated by reference to Exhibit 4.5.2 of the Company's Registration Statement on Form S-8 filed on March 15, 2004 (File No. 333-113595))
*10.6.2	Form of Stock Option Agreement under the Conexant Systems, Inc. 2000 Non-Qualified Stock Plan, as amended (incorporated by reference to Exhibit 10-f-3 of the Company's Annual Report on Form 10-K for the year ended September 30, 2004)
*10.7	Conexant Systems, Inc. 2001 Performance Share Plan and related Performance Share Award Terms and Conditions (incorporated by reference to Exhibit 99.1 of the Company's Registration Statement on Form S-8 filed on November 21, 2001 (File No. 333-73858))

Exhibits	Description
*10.8	Conexant Systems, Inc. 2004 New-Hire Equity Incentive Plan (incorporated by reference to Exhibit 99.1 of the Company's Registration Statement on Form S-8 filed on May 28, 2004 (File No. 333-115983))
*10.8.1	Form of Stock Option Agreement under the Conexant Systems, Inc. 2004 New-Hire Equity Incentive Plan (incorporated by reference to Exhibit 10-j-2 of the Company's Annual Report on Form 10-K for the year ended September 30, 2004)
*10.8.2	Form of Restricted Stock Unit Award Agreement under the Conexant Systems, Inc. 2004 New-Hire Equity Incentive Plan (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 29, 2007)
*10.9	Conexant Systems, Inc. 2010 Management Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on November 3, 2009)
*10.10	Conexant Systems, Inc. 2009 Performance Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on November 18, 2008)
*10.11	Deferred Compensation Plan II, effective January 1, 2005 (incorporated by reference to Exhibit 99.1 of the Company's Current Report on Form 8-K filed on January 5, 2006)
*10.12	Employment Agreement, dated as of April 14, 2008, by and between the Company and D. Scott Mercer (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 28, 2008)
*10.12.1	Amendment to Employment Agreement by and between D. Scott Mercer and Conexant Systems, Inc., dated April 22, 2009 (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on April 24, 2009)
*10.13	Employment Agreement, dated as of April 14, 2008, by and between the Company and C. Scherp (incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 28, 2008)
*10.14	Employment Agreement, dated as of April 14, 2008, by and between the Company and S. Chittipeddi (incorporated by reference to Exhibit 10.4 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 28, 2008)
*10.15	Employment Agreement, dated as of August 24, 2007, by and between the Company and Karen Roscher (incorporated by reference to Exhibit 10-k-12 of the Company's Annual Report on Form 10-K for the year ended September 28, 2007)
*10.15.1	Amendment dated as of May 29, 2008 to Employment Agreement dated as of August 24, 2007 by and between Karen Roscher (incorporated by reference to Exhibit 99.1 of the Company's Current Report on Form 8-K filed on June 2, 2008)
*10.15.2	Separation Agreement and Release dated as of December 18, 2008 between Conexant Systems, Inc. and Karen L. Roscher (incorporated by reference to Exhibit 99.1 of the Company's Current Report on Form 8-K filed on December 30, 2008)
*10.16	Employment Agreement, dated as of February 18, 2008, by and between the Company and Mark Peterson (incorporated by reference to Exhibit 10.5 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 28, 2008)
*10.16.1	Amendment dated as of May 29, 2008 to Employment Agreement dated as of February 18, 2008 by and between Mark Peterson (incorporated by reference to Exhibit 99.2 of the Company's Current Report on Form 8-K filed on June 2, 2008)
*10.16.2	Amendment to Employment Agreement between Conexant Systems, Inc. and Mark Peterson, dated April 22, 2009 (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed on April 24, 2009)
*10.17	Employment Agreement, dated as of December 4, 2008, by and between the Company and Dwight W. Decker (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on December 9, 2008)
10.18	Distribution Agreement, dated as of June 25, 2003, by and between the Company and Mindspeed Technologies, Inc. (excluding schedules) (incorporated by reference to Exhibit 2.1 of the Company's Current Report on Form 8-K filed on July 1, 2003

Exhibits	Description
10.18.1	Employee Matters Agreement, dated as of June 27, 2003 by and between the Company and Mindspeed Technologies, Inc. (excluding schedules) (incorporated by reference to Exhibit 2.2 of the Company's Current Report on Form 8-K filed on July 1, 2003)
10.18.2	Tax Allocation Agreement, dated as of June 27, 2003, by and between the Company and Mindspeed Technologies, Inc. (excluding schedules) (incorporated by reference to Exhibit 2.3 of the Company's Current Report on Form 8-K filed on July 1, 2003)
**10.19	Capacity & Reservation Deposit Agreement, dated as of March 20, 2000, by and between the Company and UMC Group (USA) (incorporated by reference to Exhibit 10-k-1 of the Company's Annual Report on Form 10-K for the year ended September 30, 2002)
10.19.1	Amendment No. 1 to Capacity & Reservation Deposit Agreement, dated as of March 24, 2000, by and between the Company and UMC Group (USA) (incorporated by reference to Exhibit 10-k-2 of the Company's Annual Report on Form 10-K for the year ended September 30, 2002)
**10.19.2	Amendment No. 2 to Capacity & Reservation Deposit Agreement, dated as of August 1, 2000, by and between the Company and UMC Group (USA) (incorporated by reference to Exhibit 10-k-3 of the Company's Annual Report on Form 10-K for the year ended September 30, 2002)
**10.19.3	Amendment No. 3 to Capacity & Reservation Deposit Agreement, dated as of May 17, 2001, by and between the Company and UMC Group (USA) (incorporated by reference to Exhibit 10-k-4 of the Company's Annual Report on Form 10-K for the year ended September 30, 2002)
**10.19.4	Amendment No. 4 to Capacity & Reservation Deposit Agreement, dated as of August 24, 2001, by and between the Company and UMC Group (USA) (incorporated by reference to Exhibit 10-k-5 of the Company's Annual Report on Form 10-K for the year ended September 30, 2002)
**10.19.5	Foundry Agreement, dated as of July 27, 2000, by and between the Company and UMC Group (USA) (incorporated by reference to Exhibit 10-k-6 of the Company's Annual Report on Form 10-K for the year ended September 30, 2002)
*10.20	Form of Indemnity Agreement between the Company and the directors and certain executives of the Company (incorporated by reference to Exhibit 10-q-1 of the Company's Annual Report on Form 10-K for the year ended September 30, 2004)
*10.21	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on February 24, 2009)
*10.22	Summary of Non-Employee Director Compensation and Benefits (incorporated by reference to Exhibit 10.5 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 27, 2008)
10.23	Receivables Purchase Agreement, dated as of November 29, 2005, by and between Conexant USA, LLC and the Company (incorporated by reference to Exhibit 99.1 of the Company's Current Report on Form 8-K filed on December 1, 2005)
10.23.1	Credit and Security Agreement, dated as of November 29, 2005, by and between Conexant USA, LLC and Wachovia Bank, N.A. (incorporated by reference to Exhibit 99.2 of the Company's Current Report on Form 8-K filed on December 1, 2005)
10.23.2	Servicing Agreement, dated as of November 29, 2005, by and between the Company and Conexant USA, LLC (incorporated by reference to Exhibit 99.3 of the Company's Current Report on Form 8-K filed on December 1, 2005)
10.23.3	Extension Letter Agreement, dated November 21, 2006, by and among Wachovia Bank, N.A., the Company and Conexant USA, LLC (incorporated by reference to Exhibit 10-r-4 of the Company's Annual Report on Form 10-K for the year ended September 29, 2006)
10.23.4	Extension Letter Agreement, dated October 11, 2007, by and among Wachovia Bank, N.A., the Company and Conexant USA, LLC (incorporated by reference to Exhibit 10-r-5 of the Company's Annual Report on Form 10-K for the year ended September 28, 2007)
10.23.5	Extension Letter Agreement, dated November 24, 2008, by and among Wachovia Bank, N.A., the Company and Conexant USA, LLC (incorporated by reference to Exhibit 10.24.1 of the Company's Annual Report on Form 10-K for the year ended October 3, 2008)

Exhibits	Description
10.24	IP License Agreement, dated as of April 29, 2008, by and between the Company and NXP B.V. (incorporated by reference to Exhibit 10.4 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 27, 2008)
21	List of Subsidiaries of the Company
23	Consent of Independent Registered Public Accounting Firm
24	Power of Attorney authorizing certain persons to sign this Annual Report on Form 10-K on behalf of certain directors and officers of the Company
31.1	Certification of Chief Executive Officer of Periodic Report Pursuant to Rule 13a-15(e) or Rule 15d-15(e)
31.2	Certification of Chief Financial Officer of Periodic Report Pursuant to Rule 13a-15(e) or Rule 15d-15(e)
32	Certification by Chief Executive Officer and Chief Financial Officer of Periodic Report Pursuant to 18 U.S.C. Section 1350

* Management contract or compensatory plan or arrangement.

** Certain confidential portions of this Exhibit have been omitted pursuant to a request for confidential treatment. Omitted portions have been filed separately with the Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newport Beach, State of California, on November 25, 2009.

CONEXANT SYSTEMS, INC.

By: /s/ D. SCOTT MERCER

D. Scott Mercer
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed on November 25, 2009 by the following persons on behalf of the registrant and in the capacities indicated:

Signature	Title
/s/ D. SCOTT MERCER D. Scott Mercer	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)
/s/ JEAN HU Jean Hu	Chief Financial Officer and Senior Vice President, Business Development (Principal Financial and Principal Accounting Officer)
/s/ WILLIAM E. BENDUSH* William E. Bendush	Director
/s/ STEVEN J. BILODEAU* Steven J. Bilodeau	Director
/s/ DWIGHT W. DECKER* Dwight W. Decker	Director
/s/ F. CRAIG FARRILL* F. Craig Farrill	Director
/s/ BALAKRISHNAN S. IYER* Balakrishnan S. Iyer	Director
/s/ MATTHEW E. MASSENGILL* Matthew E. Massengill	Director
/s/ JERRE L. STEAD* Jerre L. Stead	Director

* By: /s/ MARK D. PETERSON
Mark D. Peterson, Attorney-in-fact**

** By authority of the power of attorney filed as Exhibit 24 hereto

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at Beginning of Year	Charged (Credited) to Costs and Expenses	Additions (Deductions)(1)	Balance at End of Year
Fiscal year ended October 2, 2009:				
Allowance for doubtful accounts	$ 834	$ (325)	$ (56)	$ 453
Reserve for sales returns	2,935	(1,364)	(481)	1,090
Reserve for pricing allowances	—	—	—	—
Allowance for excess and obsolete inventories	12,579	(745)	(5,442)	6,392
Allowance for lower of cost or market inventories	—	—	—	—
Fiscal year ended October 3, 2008:				
Allowance for doubtful accounts	$ 1,659	$ (751)	$ (74)	$ 834
Reserve for sales returns	3,264	(329)	—	2,935
Reserve for pricing allowances	—	—	—	—
Allowance for excess and obsolete inventories	11,986	5,575	(4,982)	12,579
Allowance for lower of cost or market inventories	268	(268)	—	—
Fiscal year ended September 28, 2007:				
Allowance for doubtful accounts	$ 842	$ 20	$ 797	$ 1,659
Reserve for sales returns	3,248	988	(972)	3,264
Reserve for pricing allowances	500	(500)	—	—
Allowance for excess and obsolete inventories	24,333	(8,089)	(4,258)	11,986
Allowance for lower of cost or market inventories	1,563	(1,043)	(252)	268

(1) Deductions in the allowance for doubtful accounts reflect amounts written off.

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BOARD OF DIRECTORS

D. Scott Mercer
Chairman of the Board and Chief Executive Officer,
Conexant Systems, Inc.

William E. Bendush
Former Senior Vice President and Chief Financial Officer,
Applied Micro Circuits Corp.

Steven J. Bilodeau
Former Chairman of the Board and Chief Executive
Officer and President, SMSC

Dwight W. Decker, Ph.D.
Former Chairman of the Board and Chief Executive Officer,
Conexant Systems, Inc.

F. Craig Farrill
Former President and Chief Executive Officer,
Kodiak Networks, Inc.

Balakrishnan S. Iyer
Former Senior Vice President and Chief Financial Officer,
Conexant Systems, Inc.

Matthew E. Massengill
Former Chairman of the Board and Chief Executive
Officer, Western Digital Corp.

Jerre L. Stead
Executive Chairman of the Board and Chief Executive Officer,
IHS, Inc.

EXECUTIVE OFFICERS

D. Scott Mercer
Chairman of the Board and Chief Executive Officer

Christian Scherp
President

Sailesh Chittipeddi
President

Jean Hu
Chief Financial Officer, Treasurer, and Senior Vice
President, Business Development

Mark D. Peterson
Senior Vice President, Chief Legal Officer and Secretary

CONEXANT GENERAL INFORMATION

Conexant Systems, Inc.
Principal corporate office is located at:
4000 MacArthur Boulevard
Newport Beach, CA 92660-3095
(949) 483-4600

Annual Meeting
Conexant shareowners are invited to attend
our annual meeting:

February 18, 2010 at 8:30 a.m.
Live via the Internet
Please visit
https://virtualshareholdermeeting.com/CNXT

Shareowner Transfer Agent and Registrar
Our transfer agent can help with a variety of shareowner-related services including change of address, lost stock certificates, stock transfer, account status, and other administrative services. Shareowners wishing to transfer their stock should send their written requests, stock certificate(s) and other required documentation to:

BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, NJ 07310

Web site: http://www.bnymellon.com/shareowner/isd

In the U.S. and Canada: (800) 370-1163
Outside the U.S.: (201) 680-6578
TDD for Hearing Impaired: (800) 231-5469

Stock Exchange
Conexant shares are traded on the NASDAQ
Global Select Market℠ under the ticker symbol CNXT

Independent Registered Public Accounting Firm
Deloitte & Touche LLP
Costa Mesa, CA

Other Shareowner Services
To view this annual report electronically, to consent to enroll in electronic document delivery or to view on-line versions of our press releases or documents filed by Conexant with the SEC, please visit our Web site at www.conexant.com

To order a hard-copy version of a Conexant financial report, please call us at (949) 483-4533

In addition, you can write to us at:
Investor Relations
Conexant Systems, Inc.
4000 MacArthur Boulevard
Newport Beach, CA 92660-3095

To request the removal of restricted legends,
please call (949) 483-9920

CONEXANT

CONEXANT SYSTEMS, INC.

4000 MacArthur Boulevard
Newport Beach, CA 92660-3095
USA

WWW.CONEXANT.COM